Registration No. 333-183637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

TAYLOR & MARTIN GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	37-1653986
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12 Greenway Plaza, Suite 1100 Houston, Texas 77046 (713) 425-4940	Rod K. Cutsinger 12 Greenway Plaza, Suite 1100 Houston, Texas 77046 (713) 425-4940
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2849 (713) 223-2300 Attn: William S. Anderson Jason M. Jean	Andrews Kurth LLP 111 Congress Avenue, Suite 1700 Austin, Texas 78701 (512) 320-9200 Attn: Ted A. Gilman Brian J. Dillavou

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.00001 par value per share	21,850,000	$10.00	$218,500,00	$25,292

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Registrant previously paid the registration fee on $207,000,000 at the then current registration fee rate, resulting in a payment by registrant of $23,723 in connection with prior filings of this Registration Statement. This amount reflects the sum of this prior payment plus the registration fee on an additional $11,500,000 at the higher registration fee rate taking effect in October 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 5, 2012.

PRELIMINARY PROSPECTUS

19,000,000 Shares

Common Stock

This is the initial public offering of Taylor & Martin Group, Inc. We are offering 19,000,000 shares of our common stock.

Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $8.00 and $10.00. Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “TMG.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Taylor & Martin Group, Inc. (before expenses)	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters have an option for 30 days from the date of this prospectus to purchase a maximum of 2,850,000 additional shares of common stock at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be reporting in accordance with the reduced public company reporting requirements permitted thereby. See “Our Business – Emerging Growth Company” beginning on page 103.

Delivery of the shares of common stock will be made on or about November     , 2012.

Canaccord Genuity	Oppenheimer & Co.

KeyBanc Capital Markets	Stephens Inc.

The date of this prospectus is November     , 2012

Taylor&Martin Group, Inc.

Pre-Owned Capital Assets
Excess Inventory and Returned Consumer Goods
TMG Complete Solution™
Auction Marketplaces
Equipment Leasing
Consulting Services
Appraisals
Liquidation Services
Reconditioning, Recycling, Disposal
Returns Software
Return Center Operations

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with any additional information or information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, including (i) the publicly available report entitled Creating value through product stewardship and take-back (2010), which we refer to in this prospectus as the “Reverse Logistics Report,” by Dale S. Rogers, Zachary S. Rogers and Ronald Lembke, noted academics in the reverse logistics industry, (ii) published and unpublished information developed by Manfredi & Associates, (iii) publicly available information from the website of Blumberg Advisory Group, which we refer to as the “Blumberg Data”, and (iv) data compiled by InfoUSA, which is available to the public for a fee. We have also relied on the expertise of the authors of the book entitled “An Executive’s Guide to Reverse Logistics” by Curtis Greve and Jerry Davis, two of our executive officers and senior managers of our reverse logistics operations and former consultants to companies seeking solutions to their reverse logistics needs. We selected these sources because of their reputation and credibility in their industry. Some data are also based on our good faith estimates.

i

IMPORTANT INTRODUCTORY INFORMATION

In this prospectus, we refer to the following entities collectively as the “Partner Companies” and individually as a “Partner Company:” (i) Taylor & Martin Enterprises, Inc. and its consolidated subsidiaries, which we refer to collectively, as “Taylor & Martin Enterprises,” (ii) Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of Mississippi, Inc. and Deanco Auction Group, which we refer to collectively as “Deanco Auction,” (iii) International Enterprises, Inc., which we refer to as “International Enterprises,” (iv) The Jay Group, Ltd. and its wholly owned subsidiaries and an affiliated entity, which we refer to collectively as “Jay Group,” and (v) Image Microsystems Operating Company, LLC, which we refer to as “Image Microsystems.” See “Combinations and Reorganization.”

Prior to consummation of the offering made by this prospectus, TMG Founder Company, an affiliate of SABA Group, LLC, which we refer to as “our sponsor,” will become a subsidiary of Taylor & Martin Group, Inc. through a merger transaction, which we refer to as the “Reorganization.” Concurrently with the consummation of the offering made by this prospectus, Taylor & Martin Group, Inc., through a series of stock acquisitions, which we refer to collectively herein as the “Combinations,” will acquire all of the operations of the Partner Companies. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering.

Unless otherwise indicated by the context, references to the “Company,” “our,” “we,” “us” and similar terms refer to Taylor & Martin Group, Inc., together with the Partner Companies, after giving effect to the Reorganization and the Combinations.

For accounting purposes, Taylor & Martin Group, Inc. has been designated as our accounting acquirer and each of the Partner Companies has been designated an accounting predecessor.

In this prospectus we use various industry-specific terms. A brief explanation of some of those terms follows. The “forward supply chain” for finished products is a commonly understood concept and the term is used to describe the process of the flow of a product, whether that product is a capital asset or a consumer good, from its point of origin, generally an original equipment manufacturer, or “OEM,” to its point of consumption, generally the consumer purchasing the product for its own use. The “reverse supply chain” represents the flow of these products in reverse, from the point of its consumption back to the point of its sale or origin. We refer to the market for buying and selling assets in the reverse supply chain as the “secondary market.” A product enters the secondary market for any number of reasons, including because it is returned, seasonal and remains unsold, recalled, distressed or excess inventory, the OEM has produced a new model and the owner of the product desires to upgrade the product, or the condition of the product is no longer suitable for the existing owner’s purpose. “Reverse logistics” is generally considered to be the process of coordinating the flow of products and related information through the secondary market for the purpose of maximizing recovery value or proper disposal. Our non-auction liquidation business deals in returned, seasonal, recalled, distressed and excess consumer goods, which we refer to as “excess inventory and returned consumer goods.” See “Our Business – Industry Overview –The Reverse Logistics Industry.”

We use the term “consignor” in this prospectus to refer to a seller for whom we sell assets on the seller’s behalf. In these consignment sales, we receive a commission on the sale and do not take title to the asset.

Unless otherwise indicated, all share, per share and financial data set forth in this prospectus:

•

have been adjusted to give effect to the reverse stock splits discussed in Note 6(a) to the notes to the audited financial statements of TMG Founder Company, which occurred on August 17, 2012 and November 2, 2012, and the occurrence of the Reorganization;

•	have been adjusted to give effect to the Combinations; and

•

assume an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in the prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the headings “Risk Factors,” “Information Regarding Forward-Looking Statements,” “Important Introductory Information” and “Selected Pro Forma Combined Historical and Financial and Other Data.”

The description of the business that follows assumes that the Combinations have occurred and the operations of the Partner Companies have been combined. The following description is prospective only, as the Partner Companies have historically operated independently and will remain independent until the closing of this offering. The Partner Companies have no combined operating history, and Taylor & Martin Group, Inc. has no business operations at this time. The discussion of our business assumes that the operations of our Partner Companies are combined and reflects our expectation for those combined operations; however, there can be no assurance, if we close the Combinations, that our expectations for the combined operations will be realized. We are dependent upon this offering to complete the Combinations and commence operations as a combined business. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering.

Overview

We provide marketplaces and value-added solutions for the liquidation of pre-owned capital assets, excess inventory and returned consumer goods. Our marketplaces and solutions appeal to a broad base of customers seeking to liquidate their assets at the highest achievable prices in an efficient and timely manner. We believe that our platform, which we refer to as our TMG Complete Solution™, offers the most comprehensive suite of services available within our targeted markets: (i) pre-owned capital assets, such as commercial trucks and trailers, agricultural, construction and industrial equipment, and (ii) excess inventory and returned consumer goods, such as footwear, apparel and accessories, electronics and general merchandise. We serve these targeted markets through our two operating divisions:

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TMG Auction Services:    conducts live auctions with simultaneous world-wide Internet bidding, and provides additional value-added services including appraisals, equipment leasing and consulting services for our sellers and buyers; and

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TMG Reverse Logistics:    provides a comprehensive array of reverse logistics capabilities including liquidation services as well as return center operations, proprietary reverse logistics software, and value-add services such as reconditioning, recycling and disposal solutions.

The TMG Complete Solution enables us to more fully address the auction and reverse logistics needs of our customers, which we believe are not currently met in the market by any other single service provider. We believe that the combination of our TMG Auction Services and TMG Reverse Logistics operating divisions provides us with diversification benefits in the liquidation marketplace by allowing us not to be dependent on a single market, geographic location or asset base.

Combined, we believe that our highly scalable infrastructure and operating activities will enable us to serve the needs of a large base of customers and achieve sales growth and expand profitability. During 2011, our infrastructure and operating activities consisted of:

•	Marketplaces and solutions that processed assets with a total liquidation volume of approximately $346 million;

•	Live auctions at 24 locations across 12 states with simultaneous Internet bidding through our online auction marketplaces at www.TMILive.com® and www.deancoauction.com;

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Auction marketplaces that connected over 3,000 unique consignors to over 5,700 unique buyers, from among 16,100 unique bidders generating $262.8 million in gross auction proceeds, or “GAP,” located across all 50 U.S. states and 14 countries;

•	Appraisals on approximately 545,000 pieces of capital assets with an aggregate appraised value of approximately $5.9 billion;

•	Reverse logistics liquidation activities that generated $83.2 million in gross merchandise volume, or “GMV,” through 14,000 sales to over 3,000 different potential buyers; and

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Global network of buyers and sellers of excess inventory and returned consumer goods on the secondary market with long operating histories of buying and selling such products in global markets, including buying in 13 countries and selling in 36 countries.

We generate revenues through multiple sources, including the purchase and resale of assets, transaction fees from sellers and buyers on consignment sales, revenue sharing arrangements, leasing operations and fee-based services. On a pro forma combined basis, we experienced strong sales and profit growth in 2011 and for the six months ended June 30, 2012.

•

Pro forma combined revenues increased from $97.8 million in 2010 to $130.8 million in 2011, representing a 33.8% growth rate, and adjusted pro forma combined EBITDA increased from $13.6 million in 2010 to $22.4 million in 2011, representing a 65.2% growth rate. We had an adjusted pro forma combined net loss of $2.0 million for the year ended December 31, 2010 compared to adjusted pro forma combined net income of $4.4 million for the year ended December 31, 2011.

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Pro forma combined revenues increased from $64.8 million for the six months ended June 30, 2011 to $73.3 million for the six months ended June 30, 2012, representing a 13.1% growth rate, and adjusted pro forma combined EBITDA increased from $10.9 million for the six months ended June 30, 2011 to $12.8 million for the six months ended June 30, 2012, representing a 16.8% growth rate. Our adjusted pro forma combined net income for the six months ended June 30, 2011 and 2012 was $1.8 million and $3.0 million, respectively, representing a 68.1% growth rate.

Our pro forma results of operations were significantly affected by adjustments for non-cash selling, general and administrative stock compensation expense, which we refer to as “non-cash stock compensation expense,” related to the grants of restricted stock to be made upon the consummation of this offering and the amortization of identifiable intangible assets. For a reconciliation of adjusted pro forma combined EBITDA to adjusted pro forma combined net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

Preliminary Third Quarter Operating Data

While no definitive pro forma combined financial statements have been prepared for any period subsequent to June 30, 2012, we have reviewed preliminary unaudited pro forma combined operating data for the three months ended September 30, 2012. Based on this data, we believe that:

•

Our pro forma combined revenue for the nine months ended September 30, 2012 is continuing to achieve solid growth, when compared to the comparable period for the preceding year, although at a modestly reduced rate relative to the growth achieved for the six months ended June 30, 2012. This preliminary operating data suggests that for the three months ended September 30, 2012 our pro forma combined costs of sales and services, net income and adjusted EBITDA, each as a percentage of pro forma combined revenue, were in line with the comparable percentages for the six months ended June 30, 2012.

•

Our pro forma combined revenue in the TMG Auction Services segment for the nine months ended September 30, 2012, as compared to the same period in 2011, grew slightly. The pro forma combined operating income for this segment for the three months ended September 30, 2012, as a percentage of this segment’s pro forma combined revenue, was in line with the comparable percentage for the six months ended June 30, 2012. This segment’s operating data for the three months ended September 30, 2012 reflect the positive impact of an improved supply of capital assets and significant improvement in sales revenues. This reflects a reversal of the trends that reduced the availability of trucks for sale in our auctions and caused a decline in the average GAP generated by each lot sold in our auctions during the second quarter.

•

Our pro forma combined revenue in the TMG Reverse Logistics segment for the nine months ended September 30, 2012, as compared to the same period in 2011, grew at a higher rate than our pro forma combined revenue on a company-wide basis. The pro forma combined operating income for this segment for the three months ended September 30, 2012, as a percentage of this segment’s pro forma combined revenue, was in line with the comparable percentage for the six months ended June 30, 2012. This revenue growth was driven by a substantial increase in the volume of shoes liquidated during the three months ended September 30, 2012 that was partially offset by decreases in revenue resulting from a recent shift in the sales by one of our Partner Companies from higher volume, lower margin soft goods to lower volume, higher margin electronic products, a revenue timing mismatch related to one of our Partner Company’s amended agreement to provide TMG Return Point software, and reduced volume from a large printer manufacturer, which we have taken steps to mitigate with purchases from other sources.

No assurance can be given that the current trends will continue unchanged for the remainder of 2012 or thereafter. The foregoing historical operating data for the three months ended September 30, 2012 are preliminary and subject to additional closing procedures and, as a consequence, may not be reflective of our definitive pro forma combined financial statements for the three months ended September 30, 2012 once they are compiled.

About Our Company and the Combinations

Taylor & Martin Group, Inc. has entered into definitive agreements to acquire each of the Partner Companies and the Combinations will close concurrently with this offering. We intend to operate each of the Partner Companies in a decentralized model in which management from the Partner Companies will remain responsible for daily operations while our senior management will utilize their deep industry expertise and strategic contacts to develop and implement growth strategies and leverage top-line and operating synergies among our Partner Companies, as well as provide overall general and administrative functions. Integration of the Partner Companies has commenced and is continuing in advance of the closing of this offering.

Taylor & Martin Group, Inc., whose common stock is being offered hereby, was formed in Delaware in November 2011 to serve as the parent company of the Partner Companies following the completion of this offering. It has generated no revenues from the date of its formation through June 30, 2012. Taylor & Martin Group, Inc.’s activities prior to the completion of this offering have consisted exclusively of locating the Partner Companies, negotiating and entering into definitive agreements with respect to the Combinations, preparing for this offering and initiating steps to integrate the business operations of the Partner Companies. We cannot assure you that we will be able to generate future profits as a combined business. Please see “Risk Factors – Risks Related to Our Company – There is no combined operating history of Taylor & Martin Group, Inc. and the Partner Companies.”

Industry Overview

The value of the assets sold on the secondary market is very large and the industry for the conversion of these assets into cash is still relatively undeveloped. Currently, the majority of these pre-owned capital assets and excess inventory and returned consumer goods are liquidated directly by their owners in a process that requires significant time and effort thereby diverting their attention from their core operations. We provide solutions for the conversion of assets into cash and we believe, based on our industry experience, that we do this at some of the highest obtainable prices and in an efficient and timely manner.

The Auction Industry

The supply of pre-owned transportation, agricultural and industrial capital assets continues to grow. We believe that auctions represent an increasingly popular distribution channel for these types of capital assets. We believe that the main drivers of growth for these types of capital assets sold through auctions include:

•	The ability of auctioneers to quickly deliver high net proceeds on the sale of pre-owned capital assets;

•

The ability of auctioneers to sell high volumes of pre-owned capital assets thereby attracting sellers with large quantities of goods such as transportation and agriculture companies, equipment companies, regional banks, and insurance companies;

•	The convenience for buyers who want to evaluate equipment from a range of manufacturers rather than being restricted to a single supplier;

•	Cost-conscious buyers looking for a discount relative to the costs of new equipment;

•	Convenience of an Internet platform where customers can easily review and share information and purchase equipment without traveling to a live auction;

•	The increasing trust by sellers and buyers in the transparency of the auction process;

•	Technological improvements increasing the pace of product obsolescence and, therefore, the turnover of pre-owned capital assets; and

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Increasingly stringent government regulation of emissions that have resulted in new equipment that is significantly more expensive to purchase and operate, thereby making the purchase of pre-owned equipment more cost effective.

The Reverse Logistics Industry

Reverse logistics is the process of maximizing recovery values for excess inventory and returned consumer goods. According to the Reverse Logistics Report, the value of returned consumer goods alone is approximately 6% to 10% of retail sales. These returned consumer goods, along with excess inventory, are typically either liquidated by the retailer on the secondary market or sent back to OEMs. Once a product enters the reverse supply chain, OEMs and retailers have multiple disposal options, such as selling goods “as-is,” reconditioning or recycling, but face challenges in deciding how to maximize the recovery values of these goods.

We believe that reverse logistics solutions are becoming an increasingly attractive service as OEMs and retailers recognize the substantial value they can recover for their excess inventory and returned consumer goods. The supply of excess inventory and returned consumer goods on the secondary market results from a number of factors, including:

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The increasingly flexible return practices of many large national retailers and online shopping sites result in a continuous supply of excess inventory and returned consumer goods, a significant portion of which must be liquidated;

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Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving consumer preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the supply of excess consumer goods;

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Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of excess inventory;

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An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of excess inventory and returned electronic consumer goods that would otherwise be disposed of as waste; and

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Most organizations appreciate the growing need to be environmentally friendly by improving their management of end of life or excess electronic consumer goods, including creating the need to repurpose or efficiently redistribute excess consumer goods to minimize waste and maximize value for themselves and the communities they serve.

Competition

Competition in our industry is highly fragmented and, according to InfoUSA, there are over 10,000 auction, reverse logistics and associated service companies that provide liquidation services for pre-owned capital assets and excess inventory and returned consumer goods. In addition, based on publicly available information and our senior management team’s experience, the three largest competitors in our industry collectively represent less than 2% of total combined annual gross proceeds from the sale of pre-owned capital assets and excess inventory and returned consumer goods. With our combined operating divisions and scale, we believe that we will be positioned to garner substantial market share in the segments of the industry in which we operate.

Because of their respective sizes, different geographic areas of operation and varying individual core competencies, the Partner Companies have not historically competed against one another for business, and we do not expect them to do so following the Combinations. To the extent that we seek to acquire additional businesses in the future, we intend to focus on companies that we expect to offer us new or complementary areas of expertise, technology advancements, marketing capabilities, customer bases, geographic territories or asset classes, rather than companies that would compete with the Partner Companies for business. However, some businesses that we seek to acquire may have some competitive overlap with the Partner Companies or with other companies that we may acquire in the future.

TMG Complete Solution™

We provide an array of marketplaces and solutions that enable our customers to convert their pre-owned capital assets and excess inventory and returned consumer goods into cash at what we believe to be some of the highest obtainable prices in an efficient and timely manner. Within our TMG Auction Services operating division, we provide physical and online marketplaces for the liquidation of transportation, agricultural and industrial assets as well as other value-added services. Our marketplaces and solutions include:

•	Live Auctions with Simultaneous World-Wide Internet Bidding: Auctions of pre-owned capital assets, with an emphasis on commercial trucks and trailers and construction and agricultural equipment; and

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Appraisals, Equipment Leasing and Consulting:    Appraisals and consulting for lenders, insurance companies, operators, bankruptcy courts and other capital asset owners and leasing of commercial trucks and trailers and agricultural equipment.

Within our TMG Reverse Logistics operating division, we offer a comprehensive suite of services that address the reverse logistics needs of OEMs and retailers. We believe that our ability to provide comprehensive services gives us a significant competitive advantage in acquiring and maintaining customers relative to companies that focus exclusively on product liquidation. Our services include:

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Liquidation Services:    We provide multiple liquidation pathways that we believe enable our customers to maximize their net recovery on their excess inventory and returned consumer goods. Moreover, our streamlined management structure allows us to quickly price and process inventory, which we believe is a critical factor in maximizing net recovery values.

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Return Center Operations:    We offer complete reverse logistics processing that includes disposition of all excess inventory and returned consumer goods, warehousing, and shipping, with full reconditioning programs for high valued electronics and other goods.

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Reverse Logistics Software:    We provide proprietary software, which we call TMG Return Point™, that allows our customers to process excess inventory and returned consumer goods from the point of receipt through final disposition.

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Reconditioning and Coordinating of Recycling and Proper Disposal:    We provide reconditioning services that are managed by an internally designed and developed proprietary information system and process. This system provides software-tracking that allows tracking of inventory that is processed, reconditioned, liquidated, recycled or disposed. We also provide services for the recycling or proper disposal of excess inventory and returned consumer goods.

Our Competitive Strengths

After this offering we believe that the following strengths will differentiate our company and create a platform for sales and profitability growth.

Core competitive strengths in our TMG Auction Services operating division include:

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Proven and Reputable Auction Services Business:    We have been conducting auctions for over 75 years and we believe we are one of the largest commercial truck and trailer auctioneers in the nation in terms of GAP. We have specialized expertise in the auction and appraisal of transportation, agricultural and industrial capital assets.

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Scalable Operating Model:    We will have an auction operating platform that we believe makes us, on a combined basis, one of the nation’s leading full-service auction companies. Our operating platform provides an established sales and general and administrative infrastructure that we plan to leverage as our auction volumes grow.

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Extensive Network of Leased and Owned Auction Sites:    We will have a nationwide network of leased and owned auction sites that are capital efficient and flexible, providing us with considerable operating capacity.

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Internet Auction Capabilities:    We conduct live physical auctions with simultaneous Internet bidding worldwide. This allows us to broaden our customer reach, which results in increased bidding activity.

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Proprietary Information Systems and Databases:    We have proprietary auction software that fully integrates the auction registration, sales and settlement processes, allowing us to conduct back-office support seamlessly. We believe that this capability will enable us to efficiently integrate future acquisitions. Our auction data allows us to more accurately appraise assets and better market to our customers.

Core competitive strengths in our TMG Reverse Logistics operating division include:

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Broad Liquidation Capabilities, Across Categories of Goods, for OEMs and Retailers:    We plan for TMG Reverse Logistics to offer our customers multiple liquidation pathways across categories of goods that we believe will enable OEMs and large retailers to achieve maximum net recovery values.

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Proprietary Software Solutions:    Our recently developed proprietary reverse logistics software solutions, which we call TMG Return Point, enable complete reconciliation of returned products from the point of return by the consumer to final disposition and liquidation.

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Well-Established Global Liquidation Network:    We have developed a global liquidation network over the last 79 years that regularly sources excess and returned footwear from 13 countries and liquidates them in 36 countries, with an emphasis on emerging markets in West Africa, Central America and North and Central Asia, and handles the liquidation of over ten million pairs of shoes annually. Although the Partner Company that engages in this business has historically only liquidated footwear, we believe we can utilize this well-established network for a broader range of excess inventory and returned consumer goods to maximize our customers’ recovery values and better serve our customer’s brand and channel control needs.

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Well Established Infrastructure that Mitigates the Impact of Transportation Costs:    We believe that our strategically located facilities, which are in significant commercial regions, provide us a competitive advantage over our competitors who do not have facilities in or near these significant commercial regions. Our facilities allow us to achieve higher net recovery values for our customers by reducing transportation costs, which are a major factor impacting the net recovery values of excess inventory and returned consumer goods.

Our Growth Strategy

We intend to grow our business by utilizing the highly complementary nature of our two operating divisions and our senior management team’s experience, expertise, strategic relationships and industry recognition. We believe that we are well positioned to leverage the scale of our combined businesses to become a leading global provider of marketplaces and solutions for the liquidation of pre-owned capital assets and excess inventory and returned consumer goods. We plan to achieve this objective by implementing and executing our growth strategy, in particular:

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We intend to focus on our core competencies, which encompass the liquidation of pre-owned transportation, agricultural and industrial capital assets through live and Internet auctions and complete reverse logistics capabilities for the liquidation of excess inventory and returned consumer goods;

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We believe that there exist substantial cross selling opportunities across our Partner Companies to capture a broader array of products for liquidation and provide a more comprehensive suite of services for our customers;

•	We intend to increase our share of the liquidation market by expanding our operations geographically and across new, complementary markets and assets through acquisitions;

•	We intend to leverage our TMG Complete Solution, as well as our senior management team’s industry contacts, to target additional OEMs and retailers to increase our customer base; and

•	We intend to increase our sales force within our operating divisions to organically grow our business.

We expect available borrowing capacity under our revolving credit facility and available cash flows from operations to be sufficient to support our ongoing business. We anticipate borrowing additional funds outside our credit facility to fund the cash consideration paid in any future acquisitions. However, we have no commitments for additional borrowings, and there is no assurance that additional debt and equity financing would be available to us on acceptable terms, or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Pro Forma Combined Liquidity and Capital Resources – Possible Acquisitions and Capital Expenditures.”

Credit Facility

We have a commitment to enter into a $35 million senior secured revolving line of credit with the First National Bank of Omaha with a borrowing base of $19.4 million (based on our pro forma combined financial condition as of June 30, 2012) that is subject to periodic readjustment based on our accounts receivable and inventory. We may draw on our revolving credit facility for working capital and other general corporate purposes, including to acquire pre-owned capital assets for auction and excess inventory and returned consumer goods for liquidation. We may also draw on our revolving credit facility for potential company acquisitions, subject to prior lender approval. Additionally, we are permitted to draw on our revolving credit facility to fund the cash requirements in connection with the Combinations.

The closing of our revolving credit facility will occur contemporaneously with the closing of this offering and is conditioned upon the closing of this offering. Our revolving credit facility will be secured by substantially all of our assets.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	We have no combined operating history and may not be able to successfully manage the combined operations of our Partner Companies;

•

We do not have a centralized financial reporting system and we may be unable to successfully integrate the financial and other systems of the Partner Companies, which could result in inconsistent operating and financial practices across the Partner Companies;

•	We may not be able to achieve some or all of the benefits, including certain anticipated cost reductions, we expect from the integration of the Partner Companies and the Combinations;

•	We may not be able to successfully implement internal accounting controls;

•	We may not be successful in managing the enhanced marketing, tax, foreign exchange and compliance risks associated with our existing and expanding international operations;

•	Some members of our senior management team have not worked together previously and the members of our board of directors were recently elected;

•

We may not be able to manage our growth and successfully implement our business plan should we fail to implement our sales and marketing strategy, expand our sales force or successfully complete future business acquisitions;

•	We may be unable to successfully expand our marketplaces and auction platform to accommodate additional asset categories;

•	Our business could be harmed if we lost the services of one or more key personnel or our newly assembled management team cannot function effectively;

•	If our high volume sellers stop selling through our marketplaces, or sell significantly lower volumes, our business would be harmed as a result of decreased revenues;

•

If we fail to accurately predict our ability to sell capital assets or excess inventory and returned consumer goods in which we take inventory risk and credit risk, our margins may decline as a result of lower sale prices from such excess inventory and returned consumer goods;

•

The time and effort spent evaluating, and issues associated with, future acquisitions, including our potential failure to integrate future acquired businesses or other unknown problems with acquired businesses, could disrupt our business and adversely affect our results of operations;

•	Decreases in the supply of, demand for, or market values of capital assets could harm our business by decreasing our auction revenues;

•	Our future level of indebtedness may increase and consequently reduce our financial flexibility;

•	We do not have long-term commitments with our customers and our customers may terminate their relationships with us;

•	The markets in which we operate are highly competitive, and we may not have the resources to compete successfully in our markets; and

•

The voting power of our common stock will be concentrated in our sponsor following the completion of this offering, which could reduce your influence on stockholder votes and may have the effect of delaying, deferring or preventing a change in control of us.

Our Structure and Ownership

The chart below depicts our basic organizational structure before giving effect to the Reorganization, the Combinations, and this offering. For a discussion of the Combinations and the Reorganization, see “Combinations and Reorganization.”

The Reorganization is intended to optimize the corporate structure of Taylor & Martin Group, Inc. and the Partner Companies after consummation of the Combinations and to create uniformity of ownership of Taylor & Martin Group, Inc. and TMG Founder Company prior to consummation of the Combinations and this offering. To effect the Reorganization, Taylor & Martin Group, Inc.’s wholly owned subsidiary, TMG Merger Sub, Inc., will be merged with and into TMG Founder Company, resulting in TMG Founder Company becoming a wholly owned subsidiary of Taylor & Martin Group, Inc. and the stockholders of TMG Founder Company receiving one share of Taylor & Martin Group, Inc.’s common stock in exchange for each share of TMG Founder Company common stock held by them. After the Reorganization, TMG Founder Company will continue as a non-operating subsidiary of Taylor & Martin Group, Inc. until it is dissolved.

The chart below depicts our basic organizational structure after giving effect to the Reorganization, the Combinations, this offering and the contribution of the acquired Partner Companies’ common stock to our subsidiaries.

Our Corporate Information

Taylor & Martin Group, Inc. is a Delaware corporation formed in November 2011. Its principal executive offices are located at 12 Greenway Plaza, Suite 1100, Houston, Texas 77046, and its telephone number is (713) 425-4940. Our website will be found at www.TaylorandMartinGroup.com upon the commencement of trading of our common stock. Information on our website is not part of, and should not be construed as being incorporated by reference into, this prospectus.

The Offering

Common stock offered	19,000,000 shares.

Option to purchase additional shares of common stock	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 2,850,000 additional shares of common stock.

Common stock to be outstanding immediately after this offering(1)	32,394,532 shares of common stock outstanding. Additionally, we have agreed to issue 4,222,097 shares of restricted stock at the closing of this offering under our 2011 Omnibus Incentive Plan; the restricted stock has certain forfeiture restrictions that generally lapse in equal increments over a 5-year period.

Use of proceeds	We expect to receive approximately $159.0 million of net proceeds from the sale of the common stock in this offering, or approximately $182.9 million if the underwriters exercise in full their option to purchase additional shares, based upon the assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and before deducting estimated offering expenses. Each $1.00 increase (decrease) in the initial public offering price would increase (decrease) our net proceeds by approximately $17.7 million.

We intend to use the net proceeds from this offering to pay an estimated $158.4 million in connection with this offering consisting of:

•

$136.1 million to fund the cash portion of the consideration payable at closing to the stockholders of the Partner Companies in the Combinations plus approximately $7.3 million of aggregate payments in respect of working capital adjustments based on closing estimates we have received from Partner Company stockholders; and

•

$15.0 million to pay the estimated expenses associated with the Combinations, our revolving credit facility and this offering, which include professional fees and payments to our sponsor’s subsidiary and members of our senior management (see “Use of Proceeds” for a more detailed discussion of these expenses).

Dividend policy	We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

New York Stock Exchange symbol	“TMG”

(1)

The common stock that will be outstanding after the offering also includes (i) 5,477,200 shares issued to the stockholders of TMG Founder Company, our sponsor’s affiliate, in connection with the Reorganization, (ii) 7,669,910 shares to be issued in the Combinations (with a value, based on a per-share price of $9.00 (the midpoint of the price range set forth on the cover page of this prospectus) equivalent to $69.0 million) plus an additional 247,422 shares, (iii) 4,222,097 shares of restricted stock issuable under our 2011 Omnibus Incentive Plan that will be outstanding immediately after consummation of this offering and (iv) the shares offered hereby. Such share number does not include 777,903 shares of common stock reserved for issuance under our 2011 Omnibus Incentive Plan that will not will be outstanding immediately after consummation of this offering. Because most of the stock to be issued to the Partner Company stockholders in the Combinations and to our directors, officers and employees under the 2011 Omnibus Incentive Plan are being issued for a fixed dollar amount ($69.0 million of the total $71.3 million in respect of the Combinations and $26.5 million of the total $38.0 million in respect of the 2011 Omnibus Incentive Plan) rather than as a fixed number of shares, the number of shares so issuable will not be known with certainty until the price per share in this offering is determined. A $1.00 decrease in the per-share assumed initial public offering price of $9.00 (the midpoint of the price range set forth on the cover page of this prospectus) would increase the number of shares issued in the Combinations and under the 2011 Omnibus Incentive Plan by 958,739 and 367,362, respectively, and a $1.00 increase in such per-share assumed initial public offering price would decrease the number of shares issued in the Combinations and under the 2011 Omnibus Incentive Plan by 766,991 and 293,888, respectively.

Summary Pro Forma Combined and Historical Financial Data

The following summary historical consolidated or combined, as the case may be, financial data for each of the Partner Companies, TMG Founder Company and Taylor & Martin Group, Inc. for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, or such shorter period as the company has been in existence, have been derived from the audited and unaudited consolidated or combined, as the case may be, financial statements included elsewhere in this prospectus. Such unaudited financial statements have been prepared on a basis consistent with the audited financial statements and the notes thereto, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial data and are not necessarily indicative of the results for the entire year. Certain reclassifications have been made to individual partner company historical amounts to conform to a consistent presentation.

The following summary pro forma combined financial data for Taylor & Martin Group, Inc. for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 have been derived from the unaudited pro forma combined financial statements of Taylor & Martin Group, Inc. included elsewhere in this prospectus.

You should read the following summary historical consolidated or combined, as the case may be, and pro forma combined financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated or combined, as the case may be, and pro forma combined financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(Unaudited)
	(In thousands)
Taylor & Martin Group, Inc. (Pro Forma Combined):(1)
Pro forma combined total revenues	$97,815	130,833	64,842	73,332
Pro forma combined total cost and expenses(2)	101,294	123,767	61,992	68,890
Pro forma combined net income (loss)	(2,043)	4,360	1,760	2,958
Non-GAAP Financial Measure:(3)
Adjusted pro forma combined EBITDA	13,567	22,407	10,947	12,780

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Taylor & Martin Enterprises:(4)
Total revenues	$17,473	21,295	10,178	10,813
Total costs and expenses(5)	13,760	15,937	7,912	8,352
Net income	3,596	5,332	2,230	2,424
Non-GAAP Financial Measure:(3)
Adjusted EBITDA (Unaudited)	4,980	6,603	2,879	2,994
Deanco Auction:(4)
Total operating revenues	$13,025	18,451	10,098	10,213
Total costs and expenses(5)	10,030	14,836	7,917	8,502
Net income	2,653	3,307	2,024	1,594
Non-GAAP Financial Measure:(3)
Adjusted EBITDA (Unaudited)	3,302	3,933	2,349	1,832

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
International Enterprises:(4)
Sales	$24,743	35,521	19,468	21,156
Total costs and expenses(5)	23,533	32,333	16,963	18,349
Net income	1,235	3,193	2,507	2,822
Non-GAAP Financial Measure:(3)
Adjusted EBITDA (Unaudited)	1,243	3,212	2,516	2,817
Jay Group:(4)(6)
Net sales	$32,781	35,672	16,142	21,334
Total costs and expenses(5)	29,507	33,199	15,478	19,123
Net income	2,085	1,292	77	1,658
Non-GAAP Financial Measure:(3)
Adjusted EBITDA (Unaudited)	3,569	3,199	1,172	2,053
Image Microsystems:(4)
Total revenues	$9,793	19,894	8,956	9,888
Total costs and expenses(5)(7)	9,475	17,501	7,682	9,799
Net income	317	2,383	1,270	32
Non-GAAP Financial Measure:(3)
Adjusted EBITDA (Unaudited)	443	2,616	1,315	236
TMG Founder Company:(8)
Revenues	$–	–	–	–
Cost of sales	–	–	–	–
Loss before income tax	(5)	(115)	(4)	–
Taylor & Martin Group, Inc. (Restated):(8)
Revenues	$–	–	–	–
Costs of sales	–	–	–	–
Combination expense	–	–	–	1,324
Net (loss)	–	(37)	–	(1,367)

(1)

The pro forma combined statements of operations data assume that the Reorganization and the Combinations were closed on January 1, 2010 and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined financial information (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.

(2)

Includes pro forma combined cost of sales, pro forma combined cost of services and pro forma combined selling, general and administrative expenses, including amortization of identified intangibles and loan fees, Combination expense and non-cash stock compensation expense;

(3)

We have included adjusted EBITDA and adjusted pro forma combined EBITDA data because they are measures used by us to evaluate our auction and reverse logistics business segments. Adjusted EBITDA and adjusted pro forma combined EBITDA are not measures of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted EBITDA and adjusted pro forma combined EBITDA and a reconciliation of adjusted EBITDA and adjusted pro forma combined EBITDA to pro forma combined net income, see “– Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA” below.

(4)

For all periods indicated, this entity was subject to Subchapter S of the Internal Revenue Code, and, as a result, has not recognized any federal income tax liability at the company level. Consequently, the historical financial information presented for this entity does not include the impact of income-based taxes. However, the pro forma combined financial information does include the impact of income-based taxes.

(5)

For Taylor & Martin Enterprises, includes cost of goods sold and operating expenses; for Deanco Auction, includes costs of goods and services sold, selling, general, and administrative expenses (excluding depreciation) and depreciation expense; for International Enterprises, includes costs of goods sold and operating and administrative expenses; for Jay Group, includes costs of goods sold and selling, general and administrative expenses; and for Image Microsystems, includes total operating expenses.

(6)

Includes TJG Disc, Ltd., an entity under common control, which is not being acquired by us. Neither the results of operations nor the assets and liabilities of TJG Disc, Ltd. are significant. See Note 1(a) of the notes to the combined financial statements of Jay Group included elsewhere in this prospectus.

(7)

Includes unaudited costs and expenses of $1.2 million, $0.2 million, and $1.7 million for the year ended December 31, 2011 and the six months ended June 30, 2011 and 2012, respectively, attributable to a sign manufacturing operation which began in early 2011, all of which will not be acquired by us but will be retained by Image Microsystems, Inc. See Note 9 to the notes to the financial statements of Image Microsystems, Inc. included elsewhere in this prospectus.

(8)

The accounting predecessor of TMG Founder Company was incorporated on January 7, 2009 and Taylor & Martin Group, Inc. was incorporated on November 18, 2011. We have not included the non-GAAP financial measure of adjusted EBITDA because neither company has had commercial operations since its formation and, therefore, loss and adjusted EBITDA would be the same value in this instance.

Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA

Adjusted EBITDA and adjusted pro forma combined EBITDA are supplemental non-GAAP financial measures that are used by management and external users of the financial statements included elsewhere in this prospectus, such as industry analysts, investors and lenders. We define adjusted pro forma combined EBITDA as our adjusted pro forma combined net income before interest expenses, income tax, gains and losses on property dispositions, depreciation and amortization, non-cash stock compensation and charges associated with the Combinations. We define adjusted EBITDA as net income before interest expenses, income tax, gains and losses on property dispositions and depreciation and amortization. Adjusted EBITDA and adjusted pro forma combined EBITDA are not measures of net income as determined by United States generally accepted accounting principles, or “GAAP.”

Management believes adjusted EBITDA and adjusted pro forma combined EBITDA are useful because they allow management to more effectively evaluate operating performance and compare the results of operations from period to period without regard to financing methods or capital structure. We exclude the items listed above from net income in arriving at adjusted EBITDA and adjusted pro forma combined EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital and tax structures and the method by which the assets were acquired. Adjusted EBITDA and adjusted pro forma combined EBITDA should not be considered as alternatives to, or more meaningful than, net income from operating activities as determined in accordance with GAAP or as indicators of operating performance or liquidity. Certain items excluded from adjusted EBITDA and adjusted pro forma combined EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets and the methods by which assets were acquired, none of which are components of adjusted EBITDA or adjusted pro forma combined EBITDA. Our computations of adjusted EBITDA and adjusted pro forma combined EBITDA may not be comparable to other similarly titled measures of other companies.

The following table presents a reconciliation of the non-GAAP financial measures adjusted EBITDA and adjusted pro forma combined EBITDA to net income and pro forma combined net income, respectively, the most directly comparable GAAP financial measure, for the periods presented.

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(Unaudited)
	(In thousands)
Taylor & Martin Group, Inc. (Pro Forma Combined):(1)
Pro forma combined net income (loss)	$(2,043)	4,360	1,760	2,958
Pro forma combined interest and other, net	(85)	(56)	(37)	(414)
Pro forma combined provision for income taxes	(1,307)	2,787	1,127	1,891
Pro forma combined loss (gain) on disposition of property, plant and equipment	(44)	(25)	–	7
Pro forma combined depreciation and amortization	6,815	7,246	3,749	3,454
Pro forma combined non-cash stock compensation	10,231	8,095	4,348	3,560
Charges associated with the Combinations	–	–	–	1,324

Adjusted pro forma combined EBITDA	$13,567	22,407	10,947	12,780

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Taylor & Martin Enterprises:
Net income	$3,596	5,332	2,230	2,424
Interest	130	70	36	28
Tax	–	–	–	–
(Gain) loss on asset disposal	(14)	(44)	–	8
Depreciation and amortization	1,268	1,245	613	534

Adjusted EBITDA (Unaudited)	$4,980	6,603	2,879	2,994

Deanco Auction:
Net income	$2,653	3,307	2,024	1,594
Interest	373	289	158	116
Tax	–	–	–	–
(Gain) loss on asset disposal	(31)	19	–	–
Depreciation and amortization	307	318	167	122

Adjusted EBITDA (Unaudited)	$3,302	3,933	2,349	1,832

International Enterprises:
Net income	$1,235	3,193	2,507	2,822
Interest	(25)	(4)	(2)	(12)
Tax	–	–	–	–
(Gain) loss on asset disposal	–	–	–	(2)
Depreciation and amortization	33	23	11	9

Adjusted EBITDA (Unaudited)	$1,243	3,212	2,516	2,817

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Jay Group:
Net income	$2,085	1,292	77	1,658
Interest and other	1,189	1,182	588	161
Tax	–	–	–	–
(Gain) loss on asset disposal	–	–	–	–
Depreciation and amortization	295	725	507	234

Adjusted EBITDA (Unaudited)	$3,569	3,199	1,172	2,053

Image Microsystems:
Net income	$317	2,383	1,270	32
Interest	–	10	4	57
Tax	31	104	–	–
(Gain) loss on asset disposal	–	–	–	–
Depreciation and amortization	95	119	41	147

Adjusted EBITDA (Unaudited)	$443	2,616	1,315	236

(1)	See footnote 1 in the immediately preceding table.

Summary Pro Forma Combined and Historical Supplemental Operating Data

The following table presents certain historical and pro forma operations data for the periods indicated.

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(In thousands)
Taylor & Martin Group, Inc. (Pro Forma Combined):
Total liquidation volume(1)	$312,160	345,984	169,128	178,542

Taylor & Martin Enterprises:
Gross auction proceeds(1)	$161,510	166,042	71,908	79,905
Deanco Auction:
Gross auction proceeds(1)	$88,378	96,753	56,077	50,403
International Enterprises:
Gross merchandise volume(1)	$24,743	35,521	19,468	21,156
Jay Group:
Gross merchandise volume(1)(2)	$32,781	35,672	16,142	21,334
Image Microsystems:
Gross merchandise volume(1)	$4,748	11,996	5,533	5,744

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics” for a discussion of this metric.
(2)

Reflects adjustment for the elimination of intercompany transactions between Partner Companies. See Note 4(k) of the notes to the pro forma combined financial statements of Taylor & Martin Group, Inc. included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, in addition to the other information contained in this prospectus, before investing in our common stock. Realization of any of the following risks, or adverse results from any matter listed under “Information Regarding Forward-Looking Statements,” could have a material adverse effect on our business, prospects, financial condition, cash flows and results of operations and could result in a decline in the trading price of our common stock. You might lose all or part of your investment. This prospectus also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements, estimates and projections as a result of specific factors, including the risks described below.

Risks Related to Our Company

There is no combined operating history of Taylor & Martin Group, Inc. and the Partner Companies.

Taylor & Martin Group, Inc. was incorporated in Delaware in November 2011. We have generated no revenues, and our operations have consisted exclusively of locating and negotiating with the Partner Companies, entering into definitive agreements with respect to the Combinations and conducting this offering. The Partner Companies have operated, and will operate until the consummation of this offering, as separate, independent businesses. Consequently, the unaudited pro forma combined financial information herein covers periods during which these businesses were not under common control or management and may not be indicative of what our operating results and financial condition would have been for the periods presented had the Combinations taken place on the date indicated or indicative of our future financial condition or operating results.

We may be unable to successfully integrate the financial, management information and other administrative systems of the Partner Companies.

To date, the Partner Companies have operated independently of one another. Until we establish centralized financial, management information and other administrative systems, we will rely on the separate systems of the Partner Companies. Our success will depend, in part, on the extent to which we are able to merge these functions, eliminate the unnecessary duplication of other functions and otherwise integrate the Partner Companies and any additional businesses we may combine with in the future into a cohesive, efficient enterprise. The integration of the Partner Companies may involve unforeseen difficulties and may require a disproportionate amount of our management’s attention and of our financial and other resources. Some or all of the Partner Companies’ systems, hardware and software may be incompatible with those of other Partner Companies. The integration of the systems of the Partner Companies may entail significant costs and delays could occur. In addition, each of the Partner Companies offer different services, have different capabilities, target different clients and have different management styles.

The differences identified above increase the risk inherent in the integration of the Partner Companies. There can be no assurance that we will be able to integrate the operations of the Partner Companies successfully, that we will be able to implement the necessary Company-wide systems and procedures to manage the operations of the combined enterprise successfully on a profitable basis or that we will be able to implement our business and growth strategies. Our failure to integrate the operations of the Partner Companies successfully or our inability to implement our business and growth strategies could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to achieve some or all of the benefits we expect to achieve from the integration of the Partner Companies.

Our integration plans include certain programs intended to reduce our costs. If these cost reduction efforts are ineffective or our estimates of cost savings are inaccurate, our profitability could be negatively impacted. We may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts, and may experience business disruptions associated with the restructuring and cost reduction activities. These efforts may not produce the full efficiency and cost reduction benefits that we expect. Further, such benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated.

We do not currently have a centralized financial reporting system.

To date, the Partner Companies have operated independently of one another. We currently do not have a centralized financial reporting system and initially will rely on the existing reporting systems of each of the Partner Companies. If we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our combined operations, this could result in inconsistent operating and financial practices, a material weakness in our internal controls over financial reporting and our business could be adversely affected.

Some members of our senior management team have not worked together previously and the members of our board or directors were recently elected.

Our senior management team, upon whom we rely significantly, has been assembled only recently, and there can be no assurance that it will be able to manage successfully the combined entity or implement effectively our operating, internal growth or acquisition strategies (including acquisitions that may occur after this offering). In the event that the members of senior management fail to transition effectively, we may not be able to execute our business strategy effectively, and as a result our stock price may decline. Additionally, upon completion of the Combinations, we will have a newly constituted, five-member Board of Directors, and some members of our senior management have not worked together previously.

We may be unable to manage our growth and successfully implement our business plan.

Our strategy is to expand primarily by internal growth as well as by acquiring additional businesses in our industry. Therefore, the expansion and development of our business will depend not only on our ability to, among other things, successfully implement our sales and marketing strategy, evaluate markets, expand our sales force and obtain any required government authorizations, but also on our ability to identify, evaluate, negotiate and consummate acquisitions, particularly family-owned auction or liquidation companies, successfully, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. We will also need to fund our acquisition strategy with borrowings, which borrowings may be unavailable on terms acceptable to us, or at all. Future growth may place a significant strain on our administrative, operational and financial resources. Our ability to manage our growth successfully will require us to centralize and enhance our operational, management, financial and information systems and controls and to hire and retain qualified sales, marketing, administrative, operating and technical personnel. There can be no assurance that we will be able to do so. In addition, as we expand into our targeted markets, there will be additional demands on the customer support, sales, marketing and administrative resources and the network infrastructures of the Partner Companies, which have not been integrated.

Competition in our core markets could result in reductions in our future revenues and profitability.

The market for the auction of pre-owned capital assets is highly competitive. Although there are some significant auction companies that auction pre-owned capital assets, the market is generally characterized as regional and highly fragmented with a large number of small- and medium-sized competitors. We compete for prospective buyers in our marketplaces directly with online and traditional auction companies. Our auction business also competes indirectly for prospective buyers with equipment manufacturers, equipment brokers, and equipment rental companies. When sourcing pre-owned capital assets to sell at our auctions, we compete with other auction companies, equipment brokers, and capital assets owners that have traditionally disposed of equipment in private sales.

Competition within all facets of the market for the liquidation of excess inventory and returned consumer goods is intense with a few large and numerous smaller companies. We also compete with OEMs and major retailers that have developed their own internal liquidation processes. The competition we face is generally based on service, price, availability of parts in respect of parts fulfillment, speed and accuracy of delivery and receipt of customer goods, depth of technical know-how in respect of electronic surplus and returned consumer goods, and the ability to tailor specific solutions to customer needs.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of pre-owned capital assets and excess inventory and returned consumer goods. In addition, manufacturers and retailers may decide to create their own websites to sell their own pre-owned capital assets and excess inventory and returned consumer goods and those of third parties. Some of our competitors have significantly greater financial and marketing resources, locations and name recognition than we do. New competitors with greater financial and other resources may enter our markets in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based systems, including timed Internet auctions, which we currently do not conduct. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our operating results and financial condition, or we may lose market share.

We may be unsuccessful in attracting greater asset volumes or expanding our marketplaces into additional asset categories, which could adversely affect our results of operations.

Our ability to successfully grow our platform or otherwise enter into new markets involve various risks, including the possibility that returns on the initial investments needed to pursue such opportunities will not be achieved in the near future, or ever, and that the management distraction resulting from such an undertaking may otherwise harm our business. We may be unsuccessful in our attempt to attract greater pre-owned capital asset or excess inventory and returned consumer good volumes or expand our marketplaces into additional asset categories, which could adversely affect our business, growth prospects and results of operations.

Future acquisitions could disrupt our business and adversely affect our results of operations.

Our success will depend, in part, on our ability to expand our services and markets and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable future acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete any such acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the company that we acquired, particularly if key personnel of an acquired company decide not to work for us. Future acquisitions may place a significant strain on our administrative, operational and financial resources. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the trading price of our common stock. We may also borrow funds to complete an acquisition, which would increase our indebtedness and may reduce our financial flexibility. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience. Consequently, we may not achieve anticipated benefits of the acquisitions, which could adversely affect our results of operations.

Our business could be harmed if we lost the services of one or more key personnel or our newly assembled management team cannot function effectively.

The performance and growth of the Partner Companies has historically been dependent to a significant extent on the efforts and abilities of their respective owners, executive officers and senior managers. As a combined enterprise, we expect to continue to be dependent to a significant extent on several of these owners, key executive officers and senior managers as well as additional executive officers that we have hired or may hire. Because we are a holding company with no previous operating experience and are seeking to consolidate numerous separate businesses, we are particularly vulnerable to the loss of one or more of our key members of senior management in the near term. Additionally, our ability to compete effectively in our industry is dependent to a significant degree on the networks that have been established by our senior management team over the course of their careers with other companies. Our business could be harmed if we lost the services of any of these individuals.

If we fail to grow, integrate, manage and retain our sales force, our growth prospects and results of operations may be adversely affected.

Our growth strategy depends, in part, on our ability to implement our initiative to significantly expand our direct sales force, which is integral to our efforts to expand the supply of pre-owned capital assets and excess inventory and returned consumer goods available for sale in our marketplaces. We expect that our sales force’s efforts will be the principal drivers of the volume of assets sold in our marketplaces. We may be unable to locate and hire on acceptable terms a sufficient number of qualified salespeople. Additionally, the salespeople we hire may have limited experience in our industry and are likely to be generally less productive than the experienced, existing sales force of the Partner Companies. It will take time to develop the customer relationships needed to obtain new sellers and supplies of assets for our marketplaces, which may adversely impact our operating results while our sales force matures. Our growth prospects and operating results will be adversely affected if we do not successfully accomplish the following:

•

hire and retain a sufficient number of qualified sales personnel in key markets with the aptitude, skills and understanding to obtain a steady stream of quality pre-owned capital assets or excess inventory and returned consumer goods for sale in our marketplaces;

•	adequately train our sales force in the use and benefits of all elements of our TMG Complete Solution, thereby making them more effective in attracting customers to our marketplaces; and

•	increase our sales force’s knowledge of our customers and the pre-owned capital assets or excess inventory and returned consumer goods that are sold in our marketplaces.

In addition, as we expand our presence into new markets, our sales force may lack the skills and experience necessary to attract sellers, products and buyers sufficient to create a liquid market for such products. Development of our sales force takes time and significant resources. If we are unable to timely expand our sales force or if we ultimately fail in our efforts, our growth prospects may be adversely affected.

Our credit facility will contain covenants that may inhibit our ability to make certain investments, incur additional indebtedness to fund acquisitions and otherwise engage in certain other transactions, which could adversely affect our ability to meet our future goals.

We have a commitment to enter into a $35 million senior secured revolving line of credit with the First National Bank of Omaha with a borrowing base of $19.4 million (based on our pro forma combined financial condition as of June 30, 2012) that is subject to periodic readjustment based on our accounts receivable and inventory, which would close contemporaneously with the closing of this offering and is conditioned upon the closing of this offering. Our revolving credit facility would be collateralized with substantially all of our assets, excluding certain of our real property. Our revolving credit facility will include a number of financial and other covenants that may restrict our business. For example, we will be required to maintain at all times consolidated tangible net worth of at least 95% of our consolidated tangible net worth as of the date this offering closes and consolidated working capital of at least $7.5 million, in each case to be measured as of the last day of each fiscal quarter. All of these restrictive covenants may restrict our ability to expand or pursue our business strategies, including acquisitions. Our ability to comply with these and other provisions of our revolving credit facility may be impacted by changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our revolving credit facility, in which case, depending on the actions taken by the lender thereunder or its successors or assignees, such lender could elect to declare all amounts borrowed under our revolving credit facility, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lender could proceed against its collateral. If the indebtedness under our revolving credit facility were to be accelerated, our assets may not be sufficient to repay in full such indebtedness.

Our future level of indebtedness may increase and therefore reduce our financial flexibility.

Upon the completion of this offering, we will have no outstanding indebtedness and approximately $19.4 million in borrowing capacity under our revolving credit facility (based on our pro forma combined financial condition as of June 30, 2012). A $1.00 decrease in the per share initial public offering price would increase our borrowings under our revolving credit facility by approximately $17.7 million. In addition, our outstanding indebtedness could increase if the actual amount of working capital adjustments in respect of the Combinations and the expenses associated with the Combinations, our revolving credit facility and this offering exceed our estimates. In the future, we may incur significant additional indebtedness in order to make future acquisitions and grow our business.

Our future level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•

a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate expenses or other purposes.

A high level of indebtedness would increase the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness will depend on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

The past operations of one of our Partner Companies in international markets has exposed, and the proposed expansion of the business of other Partner Companies into international markets will expose, us to the risks associated with international operations, which may adversely affect our business and results of operations.

One of our Partner Companies has engaged in footwear procurement activities in 13 countries and has sold footwear in over 36 foreign countries. Following this offering, we intend to expand these activities to include pre-owned capital assets and other excess inventory and returned consumer goods.

As a result of our participation in international markets, we have been, and expect to continue to be, exposed to the following enhanced risks:

•	challenges caused by distance, language and cultural differences;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	legal and regulatory restrictions and international sanction regimes;

•	currency exchange rate fluctuations to the extent that our transactions are denominated in currencies other than U.S. Dollars;

•	foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.;

•	political and economic instability and export and import restrictions and customs regulations;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

These risks could harm our international efforts, which would in turn harm our business and operating results.

If we fail to comply with the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside of the United States we could be subject to penalties and other adverse consequences.

We operate a global liquidation network, which subjects us to the requirements of the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anticorruption laws that prohibit improper payments or offers of payment to foreign governments and political parties for the purpose of obtaining or retaining business as well as commercial bribery. We face significant risks if we fail to comply with these laws. In many foreign countries, particularly in the countries with developing economies that we target, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other applicable laws and regulations. We are in the early stages of implementing our FCPA compliance program and cannot assure you that none of our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anticorruption laws could result in severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from any future U.S. government contracting, which could have a material and adverse effect on our reputation, business, financial condition, operating results and cash flows.

If we fail to accurately predict our ability to sell assets in which we take general and inventory risk, our margins may decline as a result of lower sale prices from such assets.

Our activities, particularly our liquidation activities, regularly require that we make purchases from our customers for future sale in our marketplaces or otherwise guarantee a minimum return to our customer. When we do this, we assume the risk that the proceeds of our sale of the asset will be less than either the amount we guaranteed our customer or the amount we paid for the asset, as the case may be. We typically have three arrangement types where we assume general and inventory risk for an asset:

•	purchase and resale, where we buy and take title to an asset from our customer at some percentage of our customer’s cost for such asset;

•

consignment sales with a minimum guarantee, where we do not take title to the asset but instead sell the asset on our customer’s behalf and receive a commission therefor but guarantee our customer a minimum return on the sale of the asset; or

•

shared recovery arrangements, where we provide our customer with a guaranteed minimum return on the sale of the asset, the floor, we capture all amounts in excess of the floor up to a negotiated amount, the ceiling, and then we and our customer share at a negotiated percentage the amount in excess of the ceiling.

We refer to the business we conduct through any of the foregoing arrangements as our at-risk business. For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, substantially all of the combined revenues of our TMG Reverse Logistics operating division were attributable to our at-risk business. For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, 31%, 36%, 37% and 40%, respectively, of the total pro forma combined revenues of our TMG Auction Services operating division were attributable to our at-risk business, which amounts exclude amounts attributable to our price guarantee arrangements. Price guarantee arrangements for our TMG Auction Services operating division have historically represented a nominal portion of our revenues.

The general and physical inventory risks we assume are especially significant for our TMG Reverse Logistics operating division because some of the surplus and returned consumer goods we liquidate are characterized by rapid technological change, obsolescence and price erosion, and because we sometimes make large purchases of particular types of inventory.

We may miscalculate buyer demand or obtain inaccurate evaluations, which may result in us purchasing too much of an asset or overpaying for the assets we acquire. In the event that the assets we purchase or on which we guarantee a minimum return are not sold in our marketplaces at a sufficiently high price, we may incur significant losses, which could reduce our revenues and margins. As we grow our business, we expect to increase the amount of our at-risk business. Such increase will require the use of additional working capital and subject us to the additional risk of incurring losses on the sale of that inventory.

Decreases in the supply of, demand for, or market values of capital assets could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of pre-owned capital assets in which we deal, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, pre-owned commercial trucks and trailers, and the circumstances that cause market values for pre-owned commercial trucks and trailers to fluctuate — including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, increases in fuel prices and our customers’ restricted access to capital — are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of the pre-owned capital assets in which we deal that are available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of these capital assets directly affect the supply of, demand for, and market value of these capital assets. Climate change initiatives, including significant changes to engine emission standards applicable to commercial trucks and industrial, agricultural and construction equipment, may also adversely affect the supply of, demand for or market values of the pre-owned capital assets in which we deal.

If our high volume sources of excess inventory and returned consumer goods stop using or reduce their use of our liquidation solutions, our business would be harmed.

A significant amount of the excess inventory and returned consumer goods we liquidate is supplied by a limited number of high volume OEMs and retailers. We estimate that nearly half of our total pro forma combined revenues were attributable to our ten largest sources in 2011 and the first six months of 2012. If these, or other, high volume sources stop using or reduce their use of our liquidation solutions, our gross merchandise volume and revenues would be adversely impacted.

We do not have long-term commitments from our customers, and our customers may terminate their relationships with us or reduce the amount of purchases they make from us or sales they make to us.

Our operations depend upon our relationships with our customers. We do not have formal written agreements with many of our customers and, to the extent we do, such agreements are generally non-exclusive and do not restrict our customers from terminating or deciding not to renew our contracts.

The success of our business depends on our ability to successfully obtain a supply of pre-owned capital assets and excess inventory and returned consumer goods for our buyers and to attract and retain active high volume buyers to create sufficient demand for our sellers.

Our ability to increase our revenues and maintain profitability depends on whether we can successfully expand the supply of pre-owned capital assets and excess inventory and returned consumer goods available for sale at our physical and online marketplaces and attract and retain active high volume buyers to purchase the pre-owned capital assets and excess inventory and returned consumer goods. Our ability to attract sufficient quantities of suitable pre-owned capital assets and excess inventory and returned consumer goods and new buyers will depend on various factors, some of which are out of our control. These factors include our ability to:

•	offer sellers liquid marketplaces for their assets;

•	offer buyers a sufficient supply of pre-owned capital assets and excess inventory and returned consumer goods;

•	develop and implement effective sales and marketing strategies;

•	comply with regulatory or corporate seller requirements affecting marketing and disposition of certain categories of assets;

•	efficiently catalogue, handle and store pre-owned capital assets and excess inventory and returned consumer goods, and ship and track excess inventory and returned consumer goods; and

•	achieve high levels of seller and buyer satisfaction with their experience in our marketplaces.

Disruptions to credit and financial markets and economic uncertainty could harm our operations.

Recent and continuing global economic and financial market events caused, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default rates, and a level of uncertainty in the pre-owned equipment marketplace, all of which may have a continuing negative impact on our operations, financial condition and liquidity and ability to grow our business. Our future liquidation revenues may decrease if our consignors choose not to sell their assets or our OEM or retail customers choose to produce or inventory, respectively, fewer consumer goods as a result of economic conditions, or if our buyers are unable to obtain financing for their purchases, or if any of our customers are in financial distress. In addition, our lender may be unable to advance funds to us under our proposed revolving credit facility, which could harm our liquidity and ability to operate or grow our business. The timing and degree of a full recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.

A recession could have a material adverse effect on our business.

A recession could decrease the supply of pre-owned capital assets available for our auctions or excess inventory and returned consumer goods for our liquidations. This could decrease the prices paid for pre-owned capital assets in our auctions and could increase the price of excess inventory and returned consumer goods, either of which could have a material adverse effect on our business.

Our future expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, sales of real estate, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, fines, suspension or cessation of some of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites, warehouses or other facilities depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business prospects. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, at other sites on which we may conduct auctions, at properties that we may be selling by auction, or at our warehouses or other facilities from prior activities at these locations or from neighboring properties. In addition, auction sites, warehouses or other facilities that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Customers that engage us to arrange for the disposal of excess inventory and returned consumer goods or other materials that are unsuitable for sale on the secondary market may include in their bulk shipments to us materials that cannot be disposed of in traditional landfills. If our customers are unwilling or unable to accept the return of such materials, we may be forced to dispose of these materials in special landfills or other facilities at a substantially increased cost that could adversely affect our results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of commercial truck or agricultural, construction or industrial equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our gross auction proceeds and harming our business.

If we are unable to attract and retain skilled employees, we might not be able to grow our business.

Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with sales, marketing, operations and technology expertise. Competition for employees in our industry is intense. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to grow our business.

We will have a large amount of intangible assets and goodwill as a result of the acquisition of the Partner Companies, and if these assets and goodwill become impaired, our earnings would be adversely affected.

Goodwill represents the excess of the amount we pay for our acquisitions over the fair value of the acquired assets. We will have substantial goodwill related to our acquisitions of the Partner Companies. As we implement our business acquisition strategy, we may be required to account for similar premiums paid on future acquisitions in the same manner. We do not amortize acquired goodwill but instead we test it for impairment on an annual basis based upon a fair value approach. Testing for impairment of goodwill involves an estimation of the fair value of our net assets and involves a high degree of judgment and subjectivity. In addition, while we amortize our intangible assets, they may also be subject to impairment testing. If we have any significant impairment to our intangible assets or goodwill, it would have a material adverse effect on our reported financial results for the period in which the charge is taken and could result in a decrease in the market price of our common stock.

Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results.

Other parties may assert that we have infringed on their technology or other intellectual property rights. We use internally developed systems and licensed technology to operate our auction platform and related websites and our return centers and to provide our reverse logistics services. Third parties may assert intellectual property infringement claims against us based on our internally developed systems or use of licensed third-party technology. Third parties also may assert intellectual property infringement claims against parties from whom we license technology. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel and/or lost sales. Furthermore, the outcome of a dispute may be that we would need to change technology, develop non-infringing technology or enter into royalty or licensing agreements. A switch to different technology could cause interruptions in our business. Internal development of a non-infringing technology may be expensive and time-consuming, if we are able to successfully develop such technology at all. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Incurrence of any of these costs could negatively impact our operating results.

If we do not respond to rapid technological changes or upgrade our systems, we could fail to grow our business and our revenues could decrease.

To remain competitive, we must continue to enhance and improve the functionality and features of our Internet marketplaces. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our operations to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate financial information, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. The Internet and its related industries are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our ability to grow could be limited and our revenues could decrease.

Our Internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our Internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to Internet commerce, and we may not be able to compete effectively against Internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the Internet, including equipment-searching capabilities and asset maintenance history, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the Internet in general. Our ability to offer online services depends on the performance of the Internet, as well as our internal hardware and software systems.

“Viruses,” “worms” and other similar programs, which have in the past caused periodic outages and other Internet access delays, may in the future interfere with the performance of the Internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the Internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the Internet at an acceptable level of performance or reliability.

If one or more states in the United States successfully assert that we should collect sales or other taxes on the sale of capital assets or excess inventory and returned consumer goods that we sell through our websites, our business could be harmed.

We collect and remit sales or other similar taxes in respect of shipments of goods into states in which we have a substantial presence. In addition, as we grow our business, any new operation in states in which we currently do not collect and remit sales taxes could subject shipments into such states to state sales taxes under current or future laws.

In October 2007, the federal government extended until November 2014 a ban on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. This ban does not prohibit federal, state or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. Unless the ban is further extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation’s expiration. An increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of demand for our simultaneous Internet bidding.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any of these initiatives resulted in a reversal of the Supreme Court’s current position, we could be required to collect sales and use taxes in states other than states in which we currently collect and remit such taxes. A successful assertion by one or more local, state or foreign jurisdictions that our sale of capital assets or excess inventory and returned consumer goods through our websites is subject to sales or other taxes could subject us to material liabilities and increase our costs of doing business. To the extent that we pass such costs on to our clients, doing so could harm our business and decrease our revenues.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions and liquidations, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches.

The availability and performance of our internal technology infrastructure are critical to our business.

The satisfactory performance, reliability and availability of our websites, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our websites and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our Internet services, or if we were to lose access to or the functionality of our Internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our equipment leasing activities expose us to credit risk.

Our portfolio of equipment leases, which had a carrying value of $2.5 million at June 30, 2012, exposes us to the credit risk that our customers may not be able to fulfill their obligations to us under these leases. Increased credit risks arising from a deterioration in general economic conditions that results in a decline in the volume of goods and materials shipped by truck, a substantial increase in the price of diesel fuel or other factors affecting our customers’ ability to pay may require us to increase our reserves for future losses on our portfolio of leases and thus adversely affect our results of operations. Any increase in the size of our equipment leasing portfolio would increase our exposure to this risk.

Risks Related to This Offering and Our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active liquid trading market for our common stock may not develop and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active and liquid trading market for our common stock may not develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a decline in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in the “Underwriting” section of this prospectus, and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

The following factors could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, adjusted EBITDA and revenues;

•	our acquisitions of businesses;

•	strategic actions by our competitors;

•	changes in revenues or earnings estimates, publication of reports or changes or withdrawals of research coverage by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	alleged violations by us of the FCPA or other international anti-corruption laws;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	other factors described in these “Risk Factors,” and other parts of this prospectus.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

You will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value.

After giving effect to the Combinations, purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares in the amount of $7.92 per share, or 88.0%, assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). For a discussion of dilution, see “Dilution.”

Voting power will be concentrated in our sponsor and senior management following the completion of this offering.

Following the Reorganization, the Combinations and the consummation of this offering (assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)), our sponsor and senior management, will beneficially own 8,603,994 shares, or approximately 23.5%, of the outstanding common stock (21.8% if the underwriters exercise in full their option to purchase additional shares). Accordingly, they will hold sufficient voting power to enable them to significantly influence the election of all of our directors and the outcome of all issues submitted to a vote of our stockholders, including the terms of any merger, consolidation, sale of assets or dissolution and winding up that requires the affirmative vote of two-thirds of all shares of each class or series of our stock then outstanding and entitled to vote thereon. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, including transactions in which the holders of common stock might receive a premium for their shares over prevailing market prices.

Some of our Partner Companies do not have adequate internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results will be adversely affected.

Most of our Partner Companies did not conduct audits or prepare audited financial statements prior to the generation of the audited financial statements included in this prospectus. During the preparation of these audited financial statements, it became apparent to us that some of our Partner Companies did not have the requisite knowledgeable personnel to record transactions in the general ledger, allocate transactions to the proper account classification or prepare draft financial statements and the requisite supporting schedules. Accordingly, third-party service providers were retained to assist in discharging some of these accounting tasks. In addition, the independent registered public accounting firm auditing the Partner Companies identified material weaknesses in the internal control over financial reporting for three of our Partner Companies. We will be required to continue to engage third-party service providers until we establish a company-wide system of uniform account classifications and internal control over financial reporting. If we fail to establish and thereafter maintain effective controls over financial reporting, our ability to accurately report on our financial results will be adversely effected.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with certain laws, regulations and requirements, including corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” related regulations of the Securities and Exchange Commission, or “SEC,” and the requirements of the NYSE with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute more comprehensive corporate governance and compliance functions;

•

design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	to a greater degree, involve and retain outside counsel and accountants in the above activities; and

•	establish an investor relations function.

We are an emerging growth company and our reliance on the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We may remain an emerging growth company until as late as December 31, 2017 (the fiscal year-end following the fifth anniversary of the completion of this offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31 or (ii) if our gross revenues exceed $1 billion in any fiscal year. Investors may find our common stock less attractive if we rely on these exemptions and relief. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

Following this offering we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Following this offering we will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, such as the one that we recently identified regarding a failure to record properly costs relating to the Combinations that required us to restate our unaudited financial statement as of and for the six months ended June 30, 2012. We may not be able to complete evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to confirm that our internal controls are effective.

When we cease to be an emerging growth company, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

Anti-takeover provisions contained in our organizational documents and Delaware law could delay or prevent a takeover attempt or change in control of our company, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our organizational documents include provisions:

•

classifying our board of directors into three classes of directors with each class having staggered, three-year terms, which means at least two annual meetings of stockholders may be required for the stockholders to change a majority of our board of directors because our directors may only be removed for cause;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	prohibiting our stockholders from taking action by written consent in lieu of a meeting;

•

requiring the affirmative vote of two-thirds of all shares of each class or series of our stock then outstanding and entitled to vote thereon for any merger, consolidation, sale of assets or dissolution and winding up of us;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nomination of candidates for election to our board of directors; and

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control of us or changes in our management.

In addition, in our amended and restated certificate of incorporation we did not opt out of certain provisions of Delaware law that could delay or prevent a takeover attempt. After the completion of this offering, we will be subject to Section 203 of the General Corporation Law of the State of Delaware, or the “DGCL,” which generally prohibits a corporation from engaging in various business combination transactions with any “interested stockholder” (generally defined as a stockholder who owns 15% or more of a corporation’s voting stock) for a period of three years following the time that such stockholder became an interested stockholder, except under certain circumstances including receipt of prior board approval.

Any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a hostile takeover or change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

See “Description of Our Capital Stock – Certain Provisions of our Certificate of Incorporation and Bylaws” and “– Certain Anti-Takeover Effects of Delaware Law.”

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Our Capital Stock – Description of Preferred Stock.”

Our stock price could decline due to the large number of shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on 5,477,200 shares outstanding as of September 30, 2012 and an assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), upon completion of this offering, we will have 36,616,629 outstanding shares of common stock (or 39,466,629 outstanding shares of common stock assuming the underwriters exercise in full their option to purchase additional shares). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended, or the “Securities Act,” unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In connection with the consummation of this offering, each of our directors and officers and our sponsor will enter into a 180-day lock-up agreement with the underwriters. Additionally, in connection with the Reorganization and the Combinations, a number of our directors and officers, our sponsor and the equity owners of the various Partner Companies will be subject to a one-year restriction on transfer. Shares that will be issued under the 2011 Omnibus Incentive Plan upon the closing of this offering will be subject to transfer restrictions that generally begin to lapse on the first anniversary of the closing of this offering. After the first anniversary of the closing of this offering, we expect that approximately 15 million shares of our common stock will become eligible for sale in the public market. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the 180-day lock-up agreements. During the 180-day lock-up period we may, with the consent of the representatives of the underwriters, release all or any portion of the shares subject to the one-year restriction on transfer. After the 180-day lock-up period, we may, in our sole discretion and at any time without notice, release all or any portion of the shares subject to the one-year restriction on transfer. In addition, shares underlying restricted stock that are either subject to the terms of our 2011 Omnibus Incentive Plan or reserved for future issuance under our 2011 Omnibus Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various restricted stock agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

Holders of approximately 13 million shares, or 37%, of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our 2011 Omnibus Incentive Plan. Once we register the offer and sale of shares for the holders of registration rights or such shares otherwise become freely transferable without registration and holders of restricted stock whose stock vesting restrictions have lapsed, such shares can be freely sold in the public market, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause volatility in our stock price.

Our prior operating results have fluctuated due to changes in our business and our industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•	the addition of new buyers and sellers or the loss of existing buyers and sellers;

•	the volume, size, timing and completion rate of transactions in our marketplaces;

•	changes in the supply and demand for and the volume, price, mix and quality of our assets;

•	introduction of new or enhanced services or product offerings by us or our competitors, which may impact our margins;

•	implementation of significant new contracts;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in the conditions and economic prospects of the our industry or the economy generally, which could alter current or prospective buyers’ and sellers’ priorities;

•	event-driven disruptions such as war, terrorism, disease and natural disasters;

•	seasonal patterns in selling and purchasing activity; and

•	costs related to acquisitions of technology or equipment.

For example, in 2009, International Enterprises liquidated an unusually large volume of excess inventory for a customer following the customer’s acquisition of a competitor. This liquidation significantly contributed to International Enterprises’ sales of $39.2 million for 2009. Since no such transaction of this size occurred in 2010, International Enterprises’ sales declined to $24.7 million for 2010. Therefore, our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative evaluations of our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock in order to realize a gain on their investments.

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, the expected terms of our proposed revolving credit facility may limit payment of dividends without the prior written consent of the lender. Accordingly, if you purchase shares in this offering, the price of our common stock must appreciate in order to realize a gain on your investment. This appreciation may not occur.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. These factors include:

•	our ability to consolidate the Partner Companies, which have no combined operating history, into one cohesive business while supporting individual Partner Company autonomy;

•	our future performance;

•	growth of our operations;

•	growth of the market for the auction of pre-owned capital assets and the liquidation of excess inventory and returned consumer goods on the secondary market;

•	changes in the number of consignors and bidders participating in our auctions and OEMs and retailers utilizing our liquidation services;

•

the impact of the economic environment on our operations and capital resources, and our customers, including the number of bidders attending our auctions and consignment volumes at those auctions; the number of buyers purchasing our excess inventory and returned consumer goods and the volume of excess inventory and returned consumer goods we are able to secure for liquidation from OEMs and retailers; the demand for our services; our buyers’ ability to access credit to fund their purchases; and supply and demand and the correlative effect on prices of the pre-owned capital assets and excess inventory and returned consumer goods in which we deal;

•	our principal operating strengths, our competitive advantages, and the appeal of our TMG Complete Solution to buyers and sellers of pre-owned capital assets and OEMs and retailers of consumer goods;

•	our ability to draw consistently significant numbers of bidders and buyers to our marketplaces;

•

our ability to grow our core auction and liquidation business, and the acquisition and development of auction facilities, warehouses and other facilities and the related impact on our capital expenditures;

•	our ability to acquire and integrate new businesses;

•	our ability to add new business and information solutions, including utilizing technology to enhance our services and support additional value added services;

•	the relative percentage of our revenues represented by arrangements where we make purchases of or guaranty minimum amounts for pre-owned capital assets or excess inventory and returned consumer goods;

•	our auction and liquidation revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of liquidation revenue;

•	our ability to reduce administrative expenses through integration of certain accounting, financing, human resources and other functions;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our Internet initiatives and the level of participation in our marketplaces by Internet bidders and buyers;

•	our estimates of future non-cash stock compensation expense and costs of the Combinations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs; and

•	other risk factors included under “Risk Factors” in this prospectus.

You should read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 19,000,000 shares of common stock in this offering will be approximately $159.0 million, or approximately $182.9 million if the underwriters exercise in full their option to purchase additional shares. This estimate is based upon an assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions of approximately $12.0 million and before deducting estimated offering expenses. Each $1.00 increase (decrease) in the initial public offering price would increase (decrease) our net proceeds by approximately $17.7 million.

We intend to use the estimated net proceeds from this offering of $159.0 million to pay an estimated $158.4 million in connection with the Combinations and this offering consisting of:

•

$136.1 million to fund the cash portion of the consideration payable at closing to the stockholders of the Partner Companies in the Combinations plus approximately $7.3 million of aggregate payments in respect of working capital adjustments based on closing estimates we have received from Partner Company stockholders; and

•	$15.0 million to pay the estimated expenses associated with this offering, which includes:

•

repayment of a non-exclusive sublicense fee with a stated amount of $3,546,171 plus accrued interest at 4.9349% per annum from May 27, 2011, the ultimate beneficiary of such non-exclusive sublicense fee is Rod K. Cutsinger (see “Certain Relationships and Related Party Transactions – Background”),

•

a $2.0 million cash bonus payment to Mr. Cutsinger in consideration of his investment of time, effort and money in connection with this offering (see “Certain Relationships and Related Party Transactions – Related Party Transactions” and “Executive Compensation – Cash Bonuses Payable from Net Proceeds of this Offering”),

•

an aggregate of $1.25 million to other members of our senior management in consideration of their investment of time and effort in connection with this offering (see “Executive Compensation – Cash Bonuses Payable from Net Proceeds of this Offering”),

•	$2.0 million to KPMG LLP for audit services in connection with this offering in addition to the $575,000 already paid, directly or indirectly, by Rod K. Cutsinger,

•	$3.5 million to Bracewell & Giuliani LLP for legal services provided to Taylor & Martin Group, Inc. in connection with this offering,

•	$1.2 million to RR Donnelley for printing fees and expenses,

•

$185,770 to ASB Corporation in connection with the mutual termination of the combination agreement with ASB Corporation (see “Combinations and Reorganization – Mutual Termination of ASB Corporation Combination Agreement”), and

•	the balance for other expenses of this offering, including FINRA filing fees and NYSE listing fees.

The net proceeds from this offering that will be used in connection with the Combinations will be used to acquire the Partner Companies, which consist of Taylor & Martin Enterprises and Deanco Auction, each of which auctions pre-owned transportation, agricultural and industrial capital assets, and International Enterprises, Jay Group and Image Microsystems, each of which liquidates excess inventory and returned consumer goods on the secondary market. For a more detailed discussion of the Combinations, please see “Combinations and Reorganizations.” By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets. To the extent there remain any actual net proceeds after the foregoing expenses, we intend to use such proceeds for working capital and other general corporate purposes.

DIVIDEND POLICY

Following the completion of this offering, we intend to retain our future earnings, if any, to finance the expansion and growth of our business. We do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions that may be imposed by lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Pro Forma Combined Liquidity and Capital Resources – Revolving Credit Facility” for a discussion of limitations that will be imposed by our revolving credit facility on our ability to declare and pay dividends.

CAPITALIZATION

The following table sets forth the consolidated cash and capitalization information as of the date indicated of (i) Taylor & Martin Group, Inc. on an pro forma basis after giving effect to the Reorganization and (ii) Taylor & Martin Group, Inc, on an adjusted pro forma combined basis to give effect to the Combinations, the application of the estimated net proceeds of this offering and borrowing under our revolving credit facility. See “Use of Proceeds.”

You should read this table together with the other information in this prospectus, including “Selected Pro Forma Combined and Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited consolidated or combined, as the case may be, historical financial statements and the notes thereto for each of the Partner Companies and our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this prospectus.

	June 30, 2012(1)
	Pro Forma	Pro Forma As Adjusted
	(Unaudited) (Dollars in thousands, except per share data)
Cash and cash equivalents	$1	9,920

Revolving credit facility(2)	—	—
Stockholders’ equity:
Common Stock $0.00001 par value, 312,500,000 shares authorized; 5,477,200 shares issued and outstanding (Taylor & Martin Group, Inc. pro forma); 36,616,629 shares issued and outstanding (Company pro forma as adjusted)(3)	—	—
Preferred stock, $0.01 par value, 62,500,000 shares authorized, no shares outstanding (Taylor & Martin Group, Inc. pro forma and Company pro forma as adjusted)	—	—
Additional paid-in capital	4	225,537
Accumulated equity (deficit)	(1,529)	(6,329)

Total stockholders’ equity (deficit)	(1,525)	219,208

Total capitalization	$(1,525)	219,208

(1)

On August 17, 2012 and November 2, 2012, TMG Founder Company effected reverse stock splits. See Note 6(a) to the notes to the audited financial statements of TMG Founder Company, included elsewhere in this prospectus. As a result of the Reorganization, shares of TMG Founder Company common stock will be exchanged for shares of Taylor & Martin Group, Inc. on a one-for-one basis. The data in this table assumes the reverse stock splits and Reorganization had occurred on June 30, 2012. Amounts assume an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

(2)

Our $35 million revolving line of credit will become effective concurrently with the consummation of this offering. Upon the completion of this offering, we will have no outstanding indebtedness under our revolving credit facility and approximately $19.4 million in borrowing capacity under our revolving credit facility (based on our pro forma combined financial condition as of June 30, 2012). Our borrowings under this facility will bear interest at a floating rate of 30 day LIBOR plus 2.5% if our ratio of total liabilities to tangible net worth is less than or equal to 1.0 to 1.0 (or plus 2.75% if our ratio of total liabilities to tangible net worth is greater than 1.0 to 1.0). A $1.00 decrease in the per share initial public offering price would require us to borrow under our revolving credit facility approximately $17.7 million. In addition, our outstanding indebtedness could increase if the actual amount of working capital adjustments in respect of the Combinations and the expenses associated with the Combinations, our revolving credit facility and this offering exceed our estimates.

(3)

For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

DILUTION

If you invest in our common stock, your ownership interest in us will be diluted by the difference between the initial public offering price per share of common stock and the adjusted net tangible book value per share of common stock immediately after completion of this offering, the Reorganization, the Combinations and the issuance of restricted stock under our 2011 Omnibus Incentive Plan in connection with closing this offering. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

As of June 30, 2012, after giving effect to the Reorganization, the Combinations, the issuance of restricted stock under our 2011 Omnibus Incentive Plan in connection with closing this offering and the sale of shares of our common stock in this offering at an assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), deducting estimated underwriting discounts and commissions and offering expenses payable by us, and applying the net proceeds from the sale, the pro forma as adjusted net tangible book value of our common stock, as of June 30, 2012, would have been approximately $39.5 million, or approximately $1.08 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $9.16 per share and an immediate dilution to new investors of $7.92 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.00
Pro forma net tangible book value per share as of June 30, 2012	$(8.08)
Pro forma as adjusted increase per share attributable to new investors	9.16

Pro forma as adjusted net tangible book value per share after this offering		1.08

Dilution per share to new investors		$7.92

The following table illustrates this per share dilution if the underwriters exercise in full their option to purchase additional shares:

Assumed initial public offering price per share		$9.00
Pro forma net tangible book value per share as of June 30, 2012	$(8.08)
Pro forma as adjusted increase per share attributable to new investors	9.69

Pro forma as adjusted net tangible book value per share after this offering		1.61

Dilution per share to new investors		$7.39

A $1.00 increase in the assumed initial public offering price per share would increase the pro forma as adjusted net tangible book value per share of common stock after the offering by $0.48 per share and increase the pro forma as adjusted dilution per share of common stock to new investors by the same amount, calculated as described above and assuming that the number of shares offered by us remains equal to the number set forth on the cover page to this prospectus. Based on the same assumptions, a $1.00 decrease in the assumed initial public offering price per share would decrease the pro forma as adjusted net tangible book value per share of common stock after the offering by $0.48 per share and decrease the pro forma as adjusted dilution per share of common stock to new investors by the same amount. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

The following table summarizes, as of June 30, 2012, on a pro forma as adjusted basis (giving effect to the Reorganization, the Combinations and the issuance of restricted stock under our 2011 Omnibus Incentive Plan in connection with closing this offering), the number of shares of common stock purchased from us in the offering, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number		Percent	Amount		Percent
Existing stockholders(1)	17,616,629	(2)	48.1%	$71,754,916	(3)	29.6%	$4.07
New Investors	19,000,000		51.9%	171,000,000		70.4%	9.00

Total	36,616,629		100.0%	242,754,916		100.0%

(1)

Existing stockholders includes stockholders participating in the Reorganization, stockholders of the Partner Companies receiving shares at the closing of the Combinations and recipients of shares issuable pursuant to the 2011 Omnibus Incentive Plan upon closing of this offering.

(2)

Shares purchased by existing stockholders include shares outstanding on June 30, 2012 plus 7,917,332 shares issued in the Combinations (assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)). For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

(3)

Total consideration paid by existing stockholders represents the sum of (i) total common stock value and additional paid in capital of the Partner Companies, TMG Founder Company and Taylor & Martin Group, Inc. as set forth under the caption “Historical Basis Combined” on Taylor & Martin Group, Inc.’s pro forma balance sheet, less (ii) cash to be paid at the closing of the Combinations of $136.1 million to fund the cash portion of the consideration payable to the stockholders of the Partner Companies in the Combinations plus approximately $7.3 million of aggregate payments in respect of working capital adjustments based on closing estimates we have received from Partner Company stockholders.

The discussion and tables above exclude:

•	777,903 shares of common stock reserved for issuance under our 2011 Omnibus Incentive Plan that will not will be outstanding immediately after consummation of this offering; and

•	2,850,000 shares subject to the underwriters’ option to purchase additional shares.

If the underwriters exercise in full their option to purchase additional shares, then the number of shares held by the existing stockholders after this offering would be reduced to 44.6% of the total number of shares outstanding after the offering and the number of shares held by new investors would increase to 55.4% of the total number of shares outstanding after the offering.

SELECTED PRO FORMA COMBINED AND HISTORICAL FINANCIAL AND OTHER DATA

Taylor & Martin Group, Inc. (Pro Forma Combined)

Taylor & Martin Group, Inc. will effect the Combinations concurrently with and as a condition to the consummation of this offering. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering. Our selected pro forma combined financial and other data as of December 31, 2011 and June 30, 2012 and for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 are as adjusted for (i) the effects of the Reorganization and the Combinations, (ii) the effects of certain pro forma adjustments to the historical financial statements and (iii) the consummation of this offering and the application of the net proceeds as set forth under “Use of Proceeds,” based upon the assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, and before deducting estimated offering expenses, the borrowing under the credit facility and the application of such amounts as set forth under “Use of Proceeds.”

The information set forth below should be read together with (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and (ii) the audited and unaudited consolidated or combined, as the case may be, historical financial statements and the notes thereto for each of the Partner Companies, Taylor & Martin Group, Inc. and TMG Founder Company included elsewhere in this prospectus and (iii) our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this prospectus. The selected pro forma combined financial and other data may not be indicative of the results that would have occurred if the Combinations were consummated as of the beginning of the period presented or that will be obtained in the future.

	Year Ended December 31,		Six Months Ended June 30,		Percentage change between years ended December 31, 2010 and 2011	Percentage change between six months ended June 30, 2011 and 2012
	2010	2011	2011	2012
	(Unaudited) (Dollars in thousands, except per share data)
Pro Forma Combined Statement of Operations Data:(1)
Revenues:
Sales revenues	$71,612	97,454	48,687	56,514	36.1%	16.1
Services revenues	26,203	33,379	16,155	16,818	27.4	4.1

Total revenues	97,815	130,833	64,842	73,332	33.8	13.1
Cost of sales	51,888	70,017	36,249	41,445	34.9	14.3
Cost of services	12,847	15,547	6,848	8,120	21.0	18.6
Selling, general and administrative expenses	36,559	38,203	18,895	19,325	4.5	2.3
Other income (expense)	129	81	37	407	(37.2)	1,000.0
Provision (benefit) for income taxes	(1,307)	2,787	1,127	1,891	N/A	68.1

Net income (loss)	$(2,043)	4,360	1,760	2,958	N/A	68.1

Earnings (loss) per share:(2)
Basic	(0.06)	0.12	0.05	0.08	N/A	60.0
Fully diluted	(0.06)	0.12	0.05	0.08	N/A	60.0
Non-GAAP Financial Measure:(3)
Adjusted pro forma combined EBITDA(4)	13,567	22,407	10,947	12,780	65.2	16.8
Pro Forma Combined Supplemental Operating Data:(1)
Gross auction proceeds(4)	$249,888	262,795	127,985	130,308	5.2	1.8
Gross merchandise volume(4)	62,272	83,189	41,143	48,234	33.6	17.1

Total liquidation volume(4)	$312,160	345,984	169,128	178,542	10.8	5.5
Completed auction transactions(4)	28,700	29,200	14,600	15,600	1.7	6.8
Total auction participants(4)	31,400	39,300	19,400	21,000	25.2	8.2

As of June 30, 2012
(Unaudited) (Dollars in thousands)
Pro Forma Combined Balance Sheet Data:(1)(5)
Cash and cash equivalents	$9,920
Working capital	25,228
Goodwill and other identified intangibles	175,393
Total assets	238,198
Revolving credit facility	—
Stockholders’ equity	219,208
Pro Forma Combined Supplemental Operating Data:(1)
Target auction customer base(4)	384,000

(1)

The pro forma combined statements of operations data and pro forma combined supplemental operating data assume that the Reorganization and the Combinations were closed on January 1, 2010 and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined balance sheet data assume that the Reorganization and the Combinations, including borrowing under our revolving credit facility to close the Combinations, were closed on June 30, 2012. The pro forma combined financial information (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.

(2)

See note 5 to the notes to our unaudited pro forma combined financial statements for information regarding the number of our shares used in calculating basic and fully diluted earnings (loss) per share. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

(3)

We have included adjusted pro forma combined EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted pro forma combined EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted pro forma combined EBITDA and a reconciliation of adjusted pro forma combined EBITDA to pro forma combined net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics” for a discussion of this metric.

(5)

The pro forma consolidated balance sheet assumes offering proceeds, before deducting underwriting discounts and commissions and expenses, of $171 million, and assumes the application of these net proceeds as provided in “Use of Proceeds.”

Selected Historical Financial and Other Data

The following selected historical consolidated financial data for each of our Partner Companies, TMG Founder Company and Taylor & Martin Group, Inc. as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 and as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 (unaudited), have been derived from the audited and unaudited financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with the audited financial statements and the notes thereto, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial data and are not necessarily indicative of the results for the entire year. You should read the following selected historical financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and the audited and unaudited financial statements of our Partner Companies, TMG Founder Company and Taylor & Martin Group, Inc. and the notes thereto included elsewhere in this prospectus.

Taylor & Martin Enterprises

	Year Ended December 31,		Six Months Ended June 30,		Percentage change between years ended December 31, 2010 and 2011	Percentage change between six months ended June 30, 2011 and 2012
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Statement of Operations Data:(1)
Revenues:
Sales commissions and other net gains	$16,360	20,262	9,656	10,350	23.9%	7.2
Lease income	1,113	1,033	522	463	(7.2)	(11.3)

Total revenues	17,473	21,295	10,178	10,813	21.9	6.2
Costs and expenses:
Cost of goods sold	1,179	2,832	1,799	2,385	140.2	32.6
Operating expenses	12,581	13,105	6,113	5,967	4.2	(2.4)

Total costs and expenses	13,760	15,937	7,912	8,352	15.8	5.6

Operating income	3,713	5,358	2,266	2,461	44.3	8.6
Other income (expense)	(117)	(26)	(36)	(37)	(77.8)	N/A

Net income	$3,596	5,332	2,230	2,424	48.3	8.7

Non-GAAP Financial Measure:(2)
Adjusted EBITDA (Unaudited)	4,980	6,603	2,879	2,994	32.7	3.9

Supplemental Operating Data:
Gross auction proceeds(3)	161,510	166,042	71,908	79,905	2.8	11.1

	As of December 31,		As of June 30, 2012
	2010	2011
			(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$181	1,373	5,067
Working capital (deficit)	(3,926)	(1,800)	198
Total assets	11,230	11,658	15,944
Long-term debt, net of current portion	1,881	1,121	1,093
Stockholders’ equity	3,553	5,911	7,732

(1)

For all periods indicated, this entity was subject to Subchapter S of the Internal Revenue Code, and, as a result, has not recognized any federal income tax liability at the company level. Consequently, the historical financial information presented for this entity does not include the impact of income-based taxes. However, the pro forma combined financial information does include the impact of income-based taxes.

(2)

We have included adjusted EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics” for a discussion of this metric.

Deanco Auction

	Year Ended December 31,		Six Months Ended June 30,		Percentage change between years ended December 31, 2010 and 2011	Percentage change between six months ended June 30, 2011 and 2012
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Statement of Operations Data:(1)
Operating revenues:
Auction and service revenues	$5,015	7,425	4,682	4,319	48.0%	(7.8)
Equipment sales	8,005	11,010	5,411	5,890	37.5	8.8
Other operating revenues	5	16	5	4	198.2	(7.4)

Total operating revenues	13,025	18,451	10,098	10,213	41.7	1.1
Costs of goods and services sold	6,830	11,437	6,179	6,429	67.5	4.0

Gross profit	6,195	7,014	3,919	3,784	13.2	(3.4)

Selling, general, and administrative expenses, excluding depreciation	2,893	3,081	1,570	1,952	6.5	24.3
Depreciation expense	308	318	168	122	3.3	(27.4)

Income from operations	2,995	3,615	2,181	1,710	20.7	(21.6)

Other expense, net	(342)	(308)	(157)	(116)	(9.9)	(26.1)

Net income	$2,653	3,307	2,024	1,594	24.7	(21.2)

Non-GAAP Financial Measure:(2)
Adjusted EBITDA (Unaudited)	3,302	3,933	2,349	1,832	19.1	(22.0)

Supplemental Operating Data:
Gross auction proceeds(3)	88,378	96,753	56,077	50,403	9.5	(10.1)

	As of December 31,		As of June 30, 2012
	2010	2011
			(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$451	26	115
Working capital (deficit)	(2,954)	(1,953)	(1,564)
Total assets	8,569	7,433	7,110
Long-term debt, less current portion	2,564	2,271	2,271
Shareholders’ (deficit) equity	(187)	456	746

(1)

For all periods indicated, this entity was subject to Subchapter S of the Internal Revenue Code, and, as a result, has not recognized any federal income tax liability at the company level. Consequently, the historical financial information presented for this entity does not include the impact of income-based taxes. However, the pro forma combined financial information does include the impact of income-based taxes.

(2)

We have included adjusted EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics” for a discussion of this metric.

International Enterprises

	Year Ended December 31,		Six Months Ended June 30,		Percentage change between years ended December 31, 2010 and 2011	Percentage change between six months ended June 30, 2011 and 2012
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Statement of Operations Data:(1)
Sales	$24,743	35,521	19,467	21,156	43.6%	8.7
Costs of goods sold	20,291	27,822	15,330	16,520	37.1	7.8

Gross profit	4,452	7,699	4,137	4,636	72.9	12.1
Operating and administrative expenses	3,242	4,510	1,633	1,828	39.1	12.0

Income from operations	1,210	3,189	2,505	2,808	163.5	12.1
Other income	25	4	2	14	(74.7)	744.4

Net income	$1,235	3,193	2,507	2,822	158.5	12.6

Non-GAAP Financial Measure:(2)
Adjusted EBITDA (Unaudited)	1,243	3,212	2,516	2,817	158.4	12.0

Supplemental Operating Data:
Gross merchandise volume(3)	24,743	35,521	19,468	21,156	43.6	8.7

	As of December 31,		As of June 30, 2012
	2010	2011
			(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash	$1,601	4,329	4,096
Working capital	6,307	7,386	8,135
Total assets	7,274	9,251	9,720
Shareholders’ equity	6,761	7,664	8,428

(1)

For all periods indicated, this entity was subject to Subchapter S of the Internal Revenue Code, and, as a result, has not recognized any federal income tax liability at the company level. Consequently, the historical financial information presented for this entity does not include the impact of income-based taxes. However, the pro forma combined financial information does include the impact of income-based taxes.

(2)

We have included adjusted EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics” for a discussion of this metric.

Jay Group(1)

	Year Ended December 31,		Six Months Ended June 30,		Percentage change between years ended December 31, 2010 and 2011	Percentage change between six months ended June 30, 2011 and 2012
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Statement of Operations Data:(2)
Net sales	$32,781	35,672	16,142	21,334	8.8%	32.2
Cost of goods sold	22,891	24,799	11,299	15,233	8.3	34.8

Gross profit	9,890	10,873	4,843	6,101	9.9	26.0
Selling, general and administrative expenses	6,616	8,400	4,178	3,890	27.0	(6.9)

Operating income	3,274	2,473	665	2,211	(24.5)	232.5
Total other expense	(1,189)	(1,181)	(588)	(552)	(0.7)	(6.1)

Net income	$2,085	1,292	77	1,658	(38.0)	2,062.3

Non-GAAP Financial Measure:(3)
Adjusted EBITDA (Unaudited)	3,569	3,199	1,172	2,053	(10.4)	75.2

Supplemental Operating Data:
Gross merchandise volume(4)	32,781	35,672	16,142	21,334	8.8	32.2

	As of December 31,		As of June 30, 2012
	2010	2011
			(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash	$157	58	105
Working capital	7,517	6,879	8,427
Total assets	15,788	17,324	18,577
Long-term debt, less current maturities	8,239	7,551	7,116
Total parent company (deficit)	(1,797)	(1,692)	(395)

(1)

Includes TJG Disc, Ltd., an entity under common control, which is not being acquired by us. Neither the results of operations nor the assets and liabilities of TJG Disc, Ltd. are significant. See Note 1(a) of the notes to combined financial statements of Jay Group included elsewhere in this prospectus.

(2)

For all periods indicated, this entity was subject to Subchapter S of the Internal Revenue Code, and, as a result, has not recognized any federal income tax liability at the company level. Consequently, the historical financial information presented for this entity does not include the impact of income-based taxes. However, the pro forma combined financial information does include the impact of income-based taxes.

(3)

We have included adjusted EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics” for a discussion of this metric.

Image Microsystems(1)

	Year Ended December 31,		Six Months Ended June 30,		Percentage change between years ended December 31, 2010 and 2011	Percentage change between six months ended June 30, 2011 and 2012
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Statement of Operations Data:(2)
Revenues:
Product revenue	$4,748	11,996	5,533	5,744	152.6%	3.8
Reconditioning services	4,984	7,720	3,359	3,952	54.9	17.6
Recycling	61	165	55	182	170.5	230.3
Plastics manufacturing	—	13	8	9		13.3

Total revenues	9,793	19,894	8,956	9,888	103.1	10.4

Operating expenses:
Cost of product sales	1,958	4,567	2,400	1,754	133.3	(26.9)
Cost of parts for reconditioning services	1,217	2,388	795	1,266	96.2	59.2
Recycling freight	12	97	35	17	707.4	(51.0)
Cost of plastics manufacturing	—	136	42	103		146.4
Payroll expenses	3,045	4,852	2,118	2,600	59.4	22.8
Contract labor	1,249	1,895	753	1,322	51.7	75.5
Payroll taxes and benefits	492	1,087	452	531	120.8	17.5
Occupancy expenses	1,032	1,418	669	949	37.4	41.8
Selling and administrative expenses	231	763	328	1,044	229.7	218.2
Depreciation expenses	95	119	41	147	25.0	255.3
Other	144	179	48	66	24.6	37.3

Total operating expenses	9,475	17,501	7,682	9,799	84.7	27.6

Other expense:
Interest expense	(1)	(10)	4	57	2,005.8	1,337.1

Net income	$317	2,383	1,270	32	651.4	(97.5)

Non-GAAP Financial Measure:(3)
Adjusted EBITDA (Unaudited)	443	2,616	1,315	236	490.5	(82.1)

Supplemental Operating Data:
Gross merchandise volume(4)	4,748	11,996	5,533	5,744	152.7	3.8

	As of December 31,		As of June 30, 2012
	2010	2011
			(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$80	305	98
Working capital	129	1,332	887
Total assets	1,363	5,875	6,791
Long-term promissory note	—	1,237	1,490
Shareholders’ equity	178	2,562	2,593

(1)

Includes assets, liabilities and results of operations attributable to equipment and leasehold improvements that will not be included in the Combinations. See footnote 8 to the consolidated financial statements of Image Microsystems, Inc. included elsewhere in this prospectus.

(2)

For all periods indicated, this entity was subject to Subchapter S of the Internal Revenue Code, and, as a result, has not recognized any federal income tax liability at the company level. Consequently, the historical financial information presented for this entity does not include the impact of income-based taxes. However, the pro forma combined financial information does include the impact of income-based taxes.

(3)

We have included adjusted EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics” for a discussion of this metric.

TMG Founder Company

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(Unaudited)
	(In thousands)
Statement of Operations Data:
Revenues	$—	—	—	—
Cost of sales	—	—	—	—
Operating expenses:
Accounting fees	—	30	—	—
Sales, general and administrative expenses	5	85	4	—
Operating loss	(5)	(115)	(4)	—

	As of December 31,		As of June 30, 2012
	2010	2011
			(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	—	—
Working capital deficit	(8)	(122)	(122)
Total assets	—	6	6
Stockholders’ deficit	(8)	(122)	(122)

Taylor & Martin Group, Inc.

	Period from November 18, 2011 (Inception) to December 31, 2011	Six Months Ended June 30, 2012
		(Restated) (Unaudited)
	(In thousands)
Statement of Operations Data:
Revenues	$—	—
Cost of sales	—	—
Operating expenses:
Sales, general and administrative expenses	37	1,367
Operating loss	(37)	(1,367)

	As of December 31, 2011	As of June 30, 2012
		(Restated) (Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1	1
Working capital deficit	(36)	(1,403)
Total assets	1	623
Stockholders’ deficit	(36)	(1,403)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our unaudited pro forma financial condition and results of operations and the financial condition and results of operations of the Partner Companies should be read in conjunction with the financial statements and pro forma financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. The Partner Companies’ and our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Information Regarding Forward-Looking Statements.”

Pro Forma Combined

Overview

The description of the business that follows assumes that the Combinations have occurred and the operations of the Partner Companies have been combined. The following description is prospective only, as the Partner Companies have historically operated independently and will remain independent until the closing of this offering. The Partner Companies have no combined operating history, and Taylor & Martin Group, Inc. has no business operations at this time. The discussion of our business assumes that the operations of our Partner Companies are combined and reflects our expectation for those combined operations; however, there can be no assurance, if we close the Combinations, that our expectations for the combined operations will be realized. We are dependent upon this offering to complete the Combinations and commence operations as a combined business. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering.

We are a provider of marketplaces and solutions for the liquidation of pre-owned transportation, agricultural and industrial capital assets and excess inventory and returned consumer goods. We believe that our marketplaces and solutions appeal to a broad base of customers seeking to convert their assets into cash at some of the highest obtainable prices in an efficient and timely manner. We believe that our TMG Complete Solution constitutes a platform with the most comprehensive suite of services available in our targeted markets: pre-owned capital assets such as commercial trucks and trailers and excess inventory and returned consumer goods, such as footwear, apparel and accessories, electronics and general merchandise. We intend to serve these targeted markets through our two operating divisions to be formed in connection with this offering, TMG Auction Services and TMG Reverse Logistics. We believe that combining our TMG Auction Services and TMG Reverse Logistics operating divisions provides us with diversification benefits in the liquidation marketplace by allowing us not to be dependent on a single market, geographic location or asset base.

Pro forma combined revenues increased from $97.8 million in 2010 to $130.8 million in 2011, representing a 33.8% growth rate, and adjusted pro forma combined EBITDA increased from $13.6 million in 2010 to $22.4 million in 2011, representing a 65.2% growth rate. Pro forma combined revenues increased from $64.8 million for the six months ended June 30, 2011 to $73.3 million for the six months ended June 30, 2012, representing a 13.1% growth rate, and adjusted pro forma combined EBITDA increased from $10.9 million for the six months ended June 30, 2011 to $12.8 million for the six months ended June 30, 2012, representing a 16.8% growth rate. We had an adjusted pro forma combined net loss of $2.0 million for the year ended December 31, 2010 compared to adjusted pro forma combined net income of $4.4 million for the year ended December 31, 2011. Our pro forma combined net income for the six months ended June 30, 2011 and 2012 was $1.8 million and $3.0 million, respectively, representing a 68.1% growth rate. Our pro forma results of operations were significantly affected by non-cash stock compensation expense related to the grants of restricted stock to be made upon the consummation of this offering and the amortization of identifiable intangible assets. For a reconciliation of adjusted pro forma combined EBITDA to adjusted pro forma combined net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

The pro forma combined statements of operations do not include the following estimated expenses, which will be reflected in our combined statements of operations for the year ending December 31, 2012:

•	a pro rata portion of the estimated $3.1 million in expenses associated with our operation as a public company, including audit, legal, accounting, investor relationships and rent;

•

an increase of approximately $8.7 million in the charge incurred in connection with the closing of the Combinations, including legal and accounting expenses and other payments to be made to our management and sponsor upon the closing of our initial public offering; and

•

a $1.3 million excess purchase price adjustment to the carrying value of our inventory which is expected to be amortized over the first three months following the closing of our initial public offering.

We expect to add back the last two items when we calculate adjusted EBITDA.

Preliminary Third Quarter Operating Data

While no definitive pro forma combined financial statements have been prepared for any period subsequent to June 30, 2012, we have reviewed preliminary unaudited pro forma combined operating data for the three months ended September 30, 2012. Based on this data, we believe that:

•

Our pro forma combined revenue for the nine months ended September 30, 2012 is continuing to achieve solid growth, when compared to the comparable period for the preceding year, although at a modestly reduced rate relative to the growth achieved for the six months ended June 30, 2012. This preliminary operating data suggests that for the three months ended September 30, 2012 our pro forma combined costs of sales and services, net income and adjusted EBITDA, each as a percentage of pro forma combined revenue, were in line with the comparable percentages for the six months ended June 30, 2012.

•

Our pro forma combined revenue in the TMG Auction Services segment for the nine months ended September 30, 2012, as compared to the same period in 2011, grew slightly. The pro forma combined operating income for this segment for the three months ended September 30, 2012, as a percentage of this segment’s pro forma combined revenue, was in line with the comparable percentage for the six months ended June 30, 2012. This segment’s operating data for the three months ended September 30, 2012 reflect the positive impact of an improved supply of capital assets and significant improvement in sales revenues. This reflects a reversal of the trends that reduced the availability of trucks for sale in our auctions and caused a decline in the average GAP generated by each lot sold in our auctions during the second quarter.

•

Our pro forma combined revenue in the TMG Reverse Logistics segment for the nine months ended September 30, 2012, as compared to the same period in 2011, grew at a higher rate than our pro forma combined revenue on a company-wide basis. The pro forma combined operating income for this segment for the three months ended September 30, 2012, as a percentage of this segment’s pro forma combined revenue, was in line with the comparable percentage for the six months ended June 30, 2012. This revenue growth was driven by a substantial increase in the volume of shoes liquidated during the three months ended September 30, 2012 that was partially offset by decreases in revenue resulting from a recent shift in the sales by one of our Partner Companies from higher volume, lower margin soft goods to lower volume, higher margin electronic products, a revenue timing mismatch related to one of our Partner Company’s amended agreement to provide TMG Return Point software, and reduced volume from a large printer manufacturer, which we have taken steps to mitigate with purchases from other sources.

No assurance can be given that the current trends will continue unchanged for the remainder of 2012 or thereafter. The foregoing historical operating data for the three months ended September 30, 2012 are preliminary and subject to additional closing procedures and, as a consequence, may not be reflective of our definitive pro forma combined financial statements for the three months ended September 30, 2012 once they are compiled.

Taylor & Martin Group, Inc. was formed in Delaware in November 2011 to serve as the parent company of the Partner Companies following the completion of this offering. It has generated no revenues from the date of its formation through June 30, 2012. Taylor & Martin Group, Inc.’s activities prior to the completion of this offering have consisted exclusively of locating the Partner Companies, negotiating and entering into definitive agreements with respect to the Combinations, preparing for this offering and initiating steps to integrate the business operations of the Partner Companies. We cannot assure you that we will be able to generate future profits as a combined business.

The information in this section reflects the pro forma combination of the Partner Companies. For a discussion of the Combinations, see “Combinations and Reorganization.”

Industry Trends and Outlook

We believe that there are several industry trends that are positively impacting, and that we expect will continue to positively impact, our TMG Auction Services operating division, including:

•	as a result of the economic downturn, an increase in buyer demand for pre-owned capital assets as buyers look to purchase lower cost capital equipment;

•

increasingly more stringent government regulation of emissions that have resulted in new equipment that is significantly more expensive to purchase and operate, thereby making the purchase of used equipment more cost effective;

•	technological improvements increasing the pace of product obsolescence and, therefore, the turnover of assets and availability of pre-owned assets; and

•	the increasing acceptance by prospective buyers of auctions as honest and reliable marketplaces.

We believe that there are several industry trends that are positively impacting, and that we expect will continue to positively impact, our TMG Reverse Logistics operating division, including:

•

the flexible return practices of many large national retailers and online shopping sites result in a continuous supply of excess inventory and returned consumer goods, a significant portion of which must be liquidated;

•	increasing sales volume of consumer goods;

•	innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of excess inventory;

•	an increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of excess inventory and returned consumer goods that would otherwise be disposed of as waste; and

•	the need for organizations to be environmentally friendly by improving their management of end of life or excess inventory.

Although we believe that the trends impacting the industries in which our divisions operate are generally positive, our management has identified and continuously monitors the following known potentially adverse trends. Potentially adverse trends impacting our TMG Auction Services operating division include:

•

as adverse economic conditions continue, we expect prospective sellers and consigners of pre-owned capital assets to hold those assets longer, which results in fewer consignments and, therefore, lower GAP per auction;

•

when the supply of pre-owned capital assets diminishes, our competitors who have more resources than we have may be able to outbid us as we try to acquire these assets for sale at our auctions and further reduce our GAP per auction;

•

the current elevated production levels of some categories of capital assets may translate into a higher supply of used assets of these types over the next four to five years as they become replaced and enter the used market, which increased supply may adversely influence demand and pricing on these units;

•

although interest rates are currently low, credit underwriting standards have tightened over the past several years causing restrictions for some owner/operators to secure the financing needed to buy or replace equipment, which may limit our bidders and consigners in the future; and

•

although more stringent emissions regulations have resulted in an increased demand for used equipment that has been “grandfathered” under many of these regulations, the demand for used units that are outfitted with the new emissions controls is currently limited.

Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions.

Potentially adverse trends impacting our TMG Reverse Logistics operating division include:

•	some retail companies are implementing or further developing their own reverse logistics capabilities; and

•

some OEMs are sending their returns back to their factories where the goods are either remanufactured or recycled. In each case, this could increase competition for, and reduce our access to, inventory to purchase and sell on the secondary market.

Integration of Partner Companies

We believe one of our key competitive advantages will be our positioning in the marketplace, both in terms of our size and the scope of liquidation services we will provide. In order to realize the benefits of the Combinations, our management must successfully integrate our five Partner Companies into a cohesive, coordinated organization, while at the same time retaining the decentralized operating nature of the various Partner Companies.

Integration of the Partner Companies has commenced and is continuing in advance of the closing of this offering. Taylor & Martin Enterprises has initiated steps to accommodate Deanco Auction on the Taylor & Martin Enterprises auction platform, including providing Deanco Auction with access to www.TMILive.com during auctions conducted by Deanco Auction.

Additionally, members of our senior management have been actively working since May 2012 with our individual reverse logistics Partner Companies to help grow their businesses by sharing experience in selling similar services and leveraging relationships in the market. Since that time our team has successfully attracted the following three sources of additional business:

•

Our management team introduced Jay Group to the executive responsible for reverse logistics at a nationwide department store retailer. As a result of this introduction and continued joint business development efforts, Jay Group made its initial purchase of high-end shoes from this retailer.

•

Our management team introduced International Enterprises to one of the largest online electronics retailers in the United States. Leveraging its relationships and knowledge of that retailer’s liquidation issues, our management team was able to successfully negotiate purchases of repaired and “as is” electronics from the retailer. These purchases are expected to allow the retailer to realize a significant improvement in its historical overall recovery rates and increased the gross merchandise volume of International Enterprises.

•

A senior executive from an electronics warranty company, with whom our management team had previously worked, contacted us looking for repair and liquidation services. Our management team introduced this warranty company to Image Microsystems, assisted in completing a request for proposal and is now assisting in negotiating and finalizing a long-term service contract with the warranty company.

Members of our senior management have also helped identify and recruit three reverse logistics executives to fill open operations and business development positions in our reverse logistics Partner Companies. These executives, who members of our senior management has known for many years, have had extensive experience in the reverse logistics industry. In addition, members of our senior management have identified five additional candidates with whom they have worked for a number of years and are in the preliminary stages of recruiting these candidates to fill additional positions in business development and operations.

We expect to incur costs in connection with the integration process, which costs we cannot estimate at this time. These costs will relate to, among other things, (i) integrating the software and hardware of the Partner Companies’ computer systems, (ii) integrating and training certain existing personnel of the Partner Companies and (iii) adding personnel in certain functions, including the hiring of sales, marketing, accounting, administrative, operating and technical personnel. This integration will focus not only on operational and financial reporting coordination across the Partner Companies but also include such items as consistency in company values, conformity of personnel practices, and coordination of back office support functions such as payroll administration, legal support, and planning and budgeting. Key aspects of our integration process include:

•

We intend to incorporate a portion of Deanco Auction’s operations into the Taylor & Martin Enterprises auction platform, which we believe is highly scalable. This will require a significant commitment of time and effort of our TMG Auction Services management to fully integrate the auction delivery and settlement processes at Deanco Auction. However, we believe that the Deanco Auction operations can be integrated with minimal out of pocket cost.

•

We intend to move to a common budgeting and financial reporting process in order to enhance company-wide planning and support appropriate reporting of our financial results to shareholders and management. We intend to deploy the enterprise resource planning system existing at one of the Partner Companies across all of the Partner Companies as our primary financial reporting system. We have determined this financial reporting system has the capacity to accommodate the addition of all the Partner Companies without additional user fees or significant capital investment.

•

We intend to evaluate our personnel and benefit practices across all of the Partner Companies and implement company-wide programs where appropriate, while still allowing for the unique needs of each particular location or employee group.

•

We intend to leverage existing operations and reputations of the Partner Companies to gain access to larger prospective customers and cross-sell existing customers. This effort will be heavily focused on integrating and coordinating sales and marketing activities among the Partner Companies. Such integration effort, while critical to our future growth strategies, does not require significant operating or capital outlays but is instead driven by process coordination across the Partner Companies, which we expect will require significant time and effort of our management.

As we move forward in our integration efforts, we also intend to do the following to enhance our control over cash management and future returns on investment:

•

establish relevant grants of authority involving not only the historical Partner Company management but also the Taylor & Martin Group, Inc. management responsible for TMG Auction Services and TMG Reverse Logistics;

•	centralize our cash management processes, leaving with the business units only the minimum amount of cash required to effectively manage each business unit;

•

establish what we believe will be achievable performance targets, and monitor the overall performance of the business unit on a “return on invested capital” basis, giving due consideration to growth of the balance sheet; and

•	evaluate the proper rationing of capital as we balance the returns across Partner Companies and future acquisitions.

Most of our Partner Companies did not conduct audits or prepare audited financial statements prior to the generation of the audited financial statements included in this prospectus. During the preparation of these audited financial statements, it became apparent to us that some of our Partner Companies did not have the requisite knowledgeable personnel to record transactions in the general ledger, allocate transactions to the proper account classifications or prepare draft financial statements and the requisite supporting schedules. Accordingly, third-party service providers were retained to assist in discharging some of these accounting tasks. In addition, the independent registered public accounting firm auditing the Partner Companies identified material weaknesses in the internal control over financial reporting for three of our Partner Companies.

In June 2012, we retained a controller and chief accounting officer. Additionally, we are actively interviewing and seeking to retain experienced personnel to staff our controller and internal audit functions as we implement a uniform system of accounts and a suite of financial controls on a company-wide basis that will enable us to efficiently and cost effectively monitor our business operations and accurately report on our financial results without the assistance of third–party service providers. Until we retain and integrate these additional experienced accounting personnel, we will continue to outsource some of these tasks to third-party services providers. While we are transitioning to a fully integrated internal staff of experience accounting personnel, we believe that we will be able to accurately report on our financial results by continuing to rely on outside service providers to augment our internal control capabilities. If we fail to establish and thereafter maintain effective controls over financial reporting, however, our ability to accurately report on our financial results will be adversely affected.

Integrating the Partner Companies is critical to our future success. See “Risk Factors – Risks Related to Our Company” for a discussion of some of the risks we will encounter in attempting to integrate the Partner Companies.

Key Business Metrics

Our management expects to periodically review certain key business metrics used in this prospectus for operational planning purposes and to evaluate the effectiveness of our operational strategies, allocation of resources and our capacity to fund working capital and expand our business. These key business metrics include:

•

Total Liquidation Volume.    “Total liquidation volume” represents the sum of the total proceeds from all items sold at our auctions, which industry participants generally refer to as “gross auction proceeds” or “GAP,” and the total sales value of all excess inventory and returned consumer goods sold through our reverse logistics segment during a given period, which industry participants generally refer to as “gross merchandise volume” or “GMV.” Our definition of GAP and GMV may differ from those used by other participants in our industry. Total liquidation volume, GAP and GMV are not measures of our financial performance, liquidity or revenues and are not presented in our consolidated financial statements. However, total liquidation volume, GAP and GMV provide us with a means to evaluate the activity level of our auction and reverse logistics segments. In addition to providing a means for us to evaluate activity level, GAP allows us to assess our net commissions on consignment sales. For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, we had pro forma combined total liquidation volume of $312.2 million, $346.0 million, $169.1 million and $178.5 million, respectively.

•

Auction Service Revenue Rate.    We realize various types of commissions and other fees in the conduct of our auctions. These include commissions or fees paid by the seller, buyers’ premiums, Internet fees for those buyers participating via www.TMILive.com, www.deancoauction.com and bidbuynow.com and other transaction fees. We term these sources of revenues collectively as auction service revenues. The percentage derived from dividing auction service revenues by the sales value of the item being auctioned is termed auction service revenue rate. We monitor this rate as a means to manage the overall profitability of our auction services. We will endeavor to maximize our auction service revenue rate from our various auctions while also providing our high standard of quality customer service and, at the same time, remaining competitive in the auction services marketplace. For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, our pro forma combined auction service revenue rate was 6.9%, 8.0%, 8.4%, and 8.4%, respectively.

•

Completed Auction Transactions.    Completed auction transactions represents the number of transactions in a given period from which we have recorded revenues. Similar to GAP, we believe that completed auction transactions is a key business metric because it provides an additional measure of the volume of activity flowing through our auction services marketplace. During the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, we completed approximately 28,700, 29,200, 14,600 and 15,600 auction transactions, respectively, on a pro forma combined basis.

•

Total Auction Participants.    For each auction we manage, the number of auction participants represents the total number of registrants who have attended one of our live or online auctions and have registered and qualified to bid in that auction. As a result, a registered buyer that participates in more than one auction is counted as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. We use this metric to allow us to compare our auction activities to our competitors, including online auction sites and traditional on-site auctioneers. In addition, we measure total auction participants on a periodic basis to evaluate the activity level of our base of registered buyers and to measure the performance of our marketing and promotional efforts. For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, approximately 31,400, 39,300, 19,400 and 21,000, respectively, registered buyers participated in our auctions, on a pro forma combined basis.

•

Target Auction Customer Base.     We plan to grow our customer base (consignors and bidders) by a combination of marketing, promotional efforts, direct contact from our nationwide sales force, and from the addition of customers in the specific industries we service such as used equipment dealers, owner-operators, fleet managers, construction companies and end users, bankruptcy trustees, agricultural operators, repair facilities and financial institutions. We collect business and personal information including name, title, company name, business address, contact numbers, and information on how the person might use our auction, appraisal, leasing and consulting services. These customers may already have been a registered participant or may later become a registered participant when they register at one of our auctions either in person or on line. The business and personal information collected as a potential bidder is the same information captured during the registration process and once captured is used subsequently for all marketing and promotional activities and future auction registrations. Our Partner Companies currently, and will continue to, market directly to our potential customer base primarily through direct mail and print ads, email or through our web site notifying them of upcoming auction events and information on our suite of other services. As of June 30, 2012, we had approximately 384,000 potential customers in our data base.

•

Adjusted EBITDA.     We define adjusted EBITDA as our net income before interest expenses, income tax, gains and losses on property dispositions, depreciation and amortization, non-cash stock compensation expense and charges associated with the Combinations. Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. We refer to adjusted EBITDA in this prospectus for periods prior to consummation of the Combinations as “adjusted pro forma combined EBITDA,” which measure is defined as our adjusted pro forma combined net income before interest expenses, income tax, gains and losses on property dispositions, depreciation and amortization and non-cash stock compensation expense. See “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

We also use adjusted EBITDA in relation to other financial measures to evaluate our business, such as adjusted EBITDA as a percentage of revenue, which is a common measure of performance in the auction industry. When we calculate adjusted EBITDA as a percentage of revenue, our percentage will be lower than our competitors that report revenue from purchases and resales of asset packages on a “net” basis rather than a “gross” basis. See “ – Components of Revenues and Expenses – Revenues – Purchase and Resale” below.

Components of Revenues and Expenses

Revenues

We generate revenues by providing marketplaces and solutions to our customers in the secondary market. These revenues result from assistance provided to our customers to efficiently convert their pre-owned capital assets and excess inventory and returned consumer goods into cash. In addition, we provide our customers fee-based support for capital asset appraisal services and also facilitate the financing of pre-owned capital assets purchased at our auctions through our commercial leasing operation.

Our revenues are derived primarily from the following five sources:

•

Purchase and Resale.    We generate sales revenues in both our TMG Auction Services and TMG Reverse Logistics segments by selling pre-owned capital assets or excess inventory and returned consumer goods that we purchase from our customers. We subsequently remarket these assets and recognize a trading margin on the resale. Sales revenues from our purchase and resale activities represented approximately 73.2%, 74.5%, 75.1% and 77.1% of our pro forma combined total revenues for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

•

Consignments.    We generate services revenues in our TMG Auction Services segment from commissions on sales of pre-owned capital assets owned by others and facilitated by our live capital asset auctions, Internet auction platform, and other activities undertaken in an agent capacity. Commissions are established depending on the various value-added services we provide the sellers in facilitating the transactions. In addition, we also collect buyer premiums upon the sale of auctioned capital assets. Buyer premiums are calculated as a percentage of the sales price of the underlying gross transaction value. Occasionally we guarantee a minimum price to our consignors. We attempt to manage our risk on these guarantees by generally only guaranteeing an amount equal to no more than the low end of our estimated price range for the appraised values of an asset. Service revenues from consignment sales represented approximately 17.7%, 16.5%, 16.7% and 15.1% of our pro forma combined total revenues for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

•

Appraisal Services and other Fee-Based Services.    We generate services revenues in our TMG Auction Services segment from fee-based appraisal services for those customers needing independent assessment of capital asset valuations. These customers could include, for example, banks and other lending institutions, insurance companies, bankruptcy courts, and others. In 2011, we believe that we were the largest appraisal company of commercial trucks and trailers in the United States in terms of number of appraisals. We also generate services revenues in our TMG Reverse Logistics segment by providing returns processing, reconditioning and warranty services on consumer electronics for a fee. Services revenues from appraisal services and other fee-based services represented approximately 8.0%, 8.2%, 7.2% and 7.4% of our pro forma combined total revenues for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

•

Shared Recovery.    We generate sales revenues in our TMG Reverse Logistics segment from shared recovery arrangements that we enter into with our customers where we guarantee a minimum net recovery value for our customers. Under any arrangement of this type, if the actual sales price falls below the guaranteed minimum net recovery value, we recognize a loss to the extent of such shortfall. Sales revenues from shared recovery arrangements represented less than four percent of our pro forma combined total revenues for each of the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012.

•

Leasing Operations.    We generate services revenues in our TMG Auction Services segment by offering buyers at our auctions the option of financing their future purchases pursuant to either operating or direct financing lease arrangements which are underwritten by us. We qualify all potential lessees according to our internally-developed credit risk standards. Our appraisals expertise in commercial trucks and trailers provides us with unique opportunities to lease assets when mutually advantageous to both the buyer and us. Services revenues from leasing activities represented less than two percent of our pro forma combined total revenues for each of the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012.

See “– Critical Accounting Policies and Estimates – Revenue Recognition” for a discussion of when and how we recognize revenues. We refer to revenue we generate through purchase and resale and shared recovery as our “at-risk” business. For a discussion of the risks associated with our at-risk business, see “Risk Factors – Risks Related to Our Company – If we fail to accurately predict our ability to sell assets in which we take general and inventory risk, our margins may decline as a result of lower sale prices from such assets.”

The following table presents the historical revenues by Partner Company for the periods indicated, the sum of such historical revenues being equal to our pro forma combined revenues:

	Year ended December 31,				Six Months ended June 30,
	2010		2011		2011		2012
	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
					(Unaudited)
Taylor & Martin Enterprises	$17,473	17.9%	$21,295	16.3%	$10,178	15.7%	$10,813	14.7%
Deanco Auction	13,025	13.3	18,451	14.1	10,098	15.6	10,213	13.9
International Enterprises	24,743	25.3	35,521	27.1	19,468	30.0	21,156	28.8
Jay Group	32,781	33.5	35,672	27.3	16,142	24.9	21,334	29.1
Image Microsystems	9,793	10.0	19,894	15.2	8,956	13.8	9,888	13.5
Elimination of intercompany sales	–	–	–	–	–	–	(72)	(0.1)

Total	$97,815	100.0%	$130,833	100.0%	$64,842	100.0%	$73,332	100.0%

Expenses

Cost of Sales.    Cost of sales represents the largest direct cost component of revenues generated through both our TMG Auction Services and TMG Reverse Logistics segments. This amount includes the costs directly associated with purchasing and preparing for resale pre-owned capital assets and excess inventory and returned consumer goods where we are the general obligor in the transaction and assume general, physical inventory and credit risks. Such costs represented approximately 72.5%, 71.8%, 74.5% and 73.3% of our pro forma combined sales revenues for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

Cost of Services.    Cost of services represents the cost directly associated with conducting our live and world-wide Internet-bidding auctions and direct labor, parts and overhead related to our TMG Reverse Logistics reconditioning business. Such costs represented approximately 49.0%, 46.6%, 42.4% and 48.3% of our pro forma combined services revenue for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

Selling, General, and Administrative Expenses.    Selling, general and administrative expenses include all operating costs associated with supporting the generation of our sales and services revenues, as well as depreciation and amortization expenses and non-cash stock compensation. They include the costs of acquiring sellers and buyers for our marketplaces, marketing and promoting our capabilities to our target audiences, and all general and administrative expenses that support our operations and provide the necessary management and organizational infrastructure to drive our future growth, including executive and staff salaries and employee benefits, travel, administrative space rent and occupancy costs, legal, and accounting fees. Costs for salaries, bonus, employee benefits and administrative occupancy costs are generally more fixed in nature than other operating expenses and do not vary directly with the volume of our revenue generating activities. Depreciation and amortization expenses are also generally fixed in nature. We provide for depreciation and amortization of property and equipment, including computer equipment and software, furniture, equipment and leasehold improvements, as well as intangible assets acquired as part of our Combinations, over the useful life of the asset. Selling, general and administrative expenses represented approximately 37.4%, 29.2%, 29.1% and 26.4% of our pro forma combined total revenue for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

Net Interest Expense.    Net interest expense represents the financial costs incurred by us with respect to our credit facilities and includes any imputed interest expense on notes payable and amortization of debt issuance costs, as well as interest income earned on deposits of cash and short-term investments.

Income Taxes.    Our pro forma combined income statements provide for income taxes assuming an estimated statutory income tax rate of 39%. This rate is based on a corporate federal income tax rate of 35% and an estimated blended state and local tax rate of 4% of taxable income based on an analysis of the Partner Companies.

Critical Accounting Policies and Estimates

Pursuant to the Jumpstart Our Business Startups Act of 2012, we will be reporting in accordance with certain reduced public company reporting requirements permitted by this act, namely we will not have our auditor attest to, and report on, management’s assessment of its internal controls over financial reporting. See “Risk Factors – Risks Related to This Offering and Our Common Stock – We are an emerging growth company and our reliance on the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.” As a result of this, our financial statements may not be comparable to companies that are not emerging growth companies or elect not to avail themselves of this provision.

Our discussion and analysis of our financial condition and results of operations are based upon our pro forma combined financial statements derived from the various financial statements of Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these pro forma combined financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A “critical accounting estimate” is one that is both important to the portrayal of our financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We continuously evaluate our critical accounting estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Our revenue recognition policies are governed by applicable GAAP pronouncements and other applicable guidance, specifically FASB Accounting Standards Codification (ASC) paragraph 605 and SEC Staff Accounting Bulletin 104. Pursuant to such guidance, for transactions in our marketplaces we recognize revenues when all of the following criteria are met:

•	a buyer submits the winning bid in an auction or evidence of an arrangement exists and the sale price has been determined;

•	delivery has occurred or services have been rendered;

•	title has passed to a buyer and the buyer has assumed risks and rewards of ownership; and

•	collection is reasonably assured.

Substantially all of our sales are recorded subsequent to payment authorization being received, utilizing credit cards and wire transfers as methods of payments. As a result, we are not subject to significant collection risk, as assets are generally not shipped before payment is received.

We recognize revenues in one of three ways:

Purchase and Resale and Shared Recovery Revenues. We recognize revenue on our purchase and sale arrangements on a “gross” basis, meaning we recognize as revenues the gross proceeds from the sale when the sale occurs, because we are deemed in this type of arrangement to be the primary obligor and bear general, physical, inventory and credit risk. This manner of presentation may differ from one of our competitors in the auction industry, who may recognize revenue on a purchase and sale arrangement on a “net” basis, meaning it recognizes as revenues only the amount by which the sales price exceeds the cost to acquire the asset and recognize such revenue when the recovery value is established. Like the purchase and sale arrangement, we recognize revenues and related costs on our shared recovery arrangement when we sell the asset. For a discussion of some of the risks associated with our purchase and resale arrangements and shared recovery arrangements, see “Risk Factors – Risks Related to Our Company – If we fail to accurately predict our ability to sell assets in which we take general and inventory risk, our margins may decline as a result of lower sale prices from such assets.”

Consignment Sales Revenues. Consignment sales revenues represent arrangements in which we act as an agent or broker without taking general or physical inventory risk. Revenues are recognized based on the sales commissions that are paid to us by the sellers for utilizing our services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to us upon completion of the transaction. In certain circumstances, we may, on occasion, enter into negotiated arrangements with consignors whereby we guarantee a minimum dollar amount to our consignors related to the items sold where we act as an agent or broker. We endeavor to establish such arrangements to maximize our profit potential while minimizing the related risk of loss due to guaranteeing such minimum consignor returns. However, there may be circumstances where the expected sales value of the item based on management’s judgment in referencing current market pricing of similar items falls below our guaranteed minimum return to our consignors. Such situations may result in us incurring an economic loss on the transaction. We evaluate the risk of such losses occurring on a periodic basis by comparing our levels of price guarantees against current market conditions. We recognize a loss in our financial statements on such arrangements in accordance with guidance regarding loss contingencies as set forth in FASB ASC Section 450 when (i) a loss on the arrangement is deemed probable, and (ii) the loss amount can be reasonably estimated.

Appraisal Services and Other Fee-Based Services Revenues. For our fee-based appraisal services and leasing operations, we recognize revenues when there is persuasive evidence that an arrangement exists as evidenced by a written or verbal service contract or lease agreement, as applicable, a claim on revenue exists due to passage of time (as in a lease arrangement) or services have been rendered, the customer price is determined, and collectability is reasonably assured.

Accounting for Share-based Payments

Historically, our Partner Companies have not granted restricted stock to our employees or incurred any stock-based compensation expense. However, in connection with the completion of this offering, we intend to grant certain of our executives, employees and directors an estimated aggregate number of 4,222,097 shares under our 2011 Omnibus Incentive Plan.

Generally accepted accounting principles require all share-based payments to employees, including grants of restricted stock, to be recognized in the financial statements based on their fair values. Following the consummation of this offering, non-cash stock compensation charges of approximately $38.0 million will be incurred in respect of equity awards issued to various directors, executives, employees, and consultants, of which $10.2 million will be recognized as non-cash stock compensation expense in the first 12 months following the consummation of this offering, and $8.1 million, $7.1 million, $6.7 million, and $5.9 million will be recognized as non-cash stock compensation expense in the following four 12-month periods. These estimates are based on the initial public offering price per share of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). An increase in the initial public offering price per share would have the effect of increasing the amount we recognize for stock-based compensation expense. In addition, these estimates do not include additional awards that may be made after the completion of this offering, which would have the effect of increasing the amount we recognize for non-cash stock compensation expense. The foregoing estimates constitute forward-looking statements and are subject to risks and uncertainties. The actual future costs and timing of share-based payments could differ materially from these estimates.

Business Combinations

We recognize all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred.

Generally, restructuring costs incurred in periods subsequent to the acquisition date are expensed when incurred. Subsequent changes to the purchase price, such as working capital adjustments, or other fair value adjustments determined during the measurement period are recorded as an adjustment to goodwill. All subsequent changes to a valuation allowance or uncertain tax position related to the acquired company and in existence at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowances are recognized as a reduction or increase to income tax expense or as a direct adjustment to additional paid-in capital, as required.

New Accounting Pronouncements

While an emerging growth company is not required to comply with any future financial accounting standard until such standard is generally applicable to companies that are not “issuers” under the Sarbanes-Oxley Act or comply with any rules requiring mandatory audit firm rotation and auditor discussion and analysis that may be adopted in the future, we have elected not to avail ourselves of these exclusions and this election is irrevocable. See “Our Business – Emerging Growth Company.”

Pro Forma Combined Results of Operations

The following discussion of our pro forma combined results of operations for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 should be read in conjunction with all financial statements included elsewhere in this prospectus.

The following table sets forth certain pro forma combined results of our operations data for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,		Percentage Change Between Years Ended December 31, 2010 and 2011	Percentage Change Between Six Months Ended June 30, 2011 and 2012
	2010	2011	2011	2012
	(Unaudited) (Dollars in thousands, except per share data)
Pro Forma Combined Statement of Operations Data:(1)
Revenues:
Sales revenues	$71,612	97,454	48,687	56,514	36.1%	16.1
Services revenues	26,203	33,379	16,155	16,818	27.4	4.1

Total revenues	97,815	130,833	64,842	73,332	33.8	13.1
Cost of sales	51,888	70,017	36,249	41,445	34.9	14.3
Cost of services	12,847	15,547	6,848	8,120	21.0	18.6
Selling, general and administrative expenses	36,559	38,203	18,895	19,325	4.5	2.3
Other income (expense)	129	81	37	407	(37.2)	1,000.0
Provision (benefit) for income taxes	(1,307)	2,787	1,127	1,891	N/A	68.1

Net income (loss)	$(2,043)	4,360	1,760	2,958	N/A	68.1

Earnings (loss) per share:(2)
Basic	(0.06)	0.12	0.05	0.08	N/A	60.0
Fully diluted	(0.06)	0.12	0.05	0.08	N/A	60.0
Non-GAAP Financial Measure:(3)
Adjusted pro forma combined EBITDA(4)	13,567	22,407	10,947	12,780	65.2	16.8
Pro Forma Combined Supplemental Operating Data:(1)
Gross auction proceeds(4)	$249,888	262,795	127,985	130,308	5.2	1.8
Gross merchandise volume(4)	62,272	83,189	41,143	48,234	33.6	17.1

Total liquidation volume(4)	$312,160	345,984	169,128	178,542	10.8	5.5
Completed auction transactions(4)	28,700	29,200	14,600	15,600	1.7	6.8
Total auction participants(4)	31,400	39,300	19,400	21,000	25.2	8.2

(1)

The pro forma combined statements of operations data and pro forma combined supplemental operating data assume that the Reorganization and the Combinations were closed on January 1, 2010 and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined financial information (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.

(2)

See note 5 to the notes to our unaudited pro forma combined financial statements for information regarding the number of our shares used in calculating basic and fully diluted earnings (loss) per share. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

(3)

We have included adjusted pro forma combined EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted pro forma combined EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted pro forma combined EBITDA and a reconciliation of adjusted pro forma combined EBITDA to pro forma combined net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

(4)	See “– Key Business Metrics” for a discussion of this metric.

The pro forma combined statements of operations do not include the expenses associated with our operation as a public company, including audit, legal, accounting, investor relations, and home office rent estimated at $3.1 million. Similarly, these statements do not include any anticipated improvements resulting from reductions in post-offering expenses, such as those resulting from the elimination of third-party internet auction access costs, a reduction in other back office expenses that may result from adding Deanco Auction’s auction operations to the Taylor & Martin Enterprises auction platform and the streamlining of the warehouse operations associated with our reverse logistics operations based on senior management’s prior experience in engaging and managing warehouse operations.

Pro Forma Combined Results of Operations for the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2012

Pro Forma Combined Sales Revenues. Our pro forma combined sales revenues increased by 16.1% for the six months ended June 30, 2012 to $56.5 million from the same period in 2011 of $48.7 million primarily due to increased international sales in our TMG Reverse Logistics segment, particularly in Central and South America, due to our improved focus on growing sales in these markets due to retention of more effective sales personnel in the region, and increases in product availability from retailers resulting from lower sales at retail in the fall and winter selling seasons due to warmer than usual weather.

Pro Forma Combined Services Revenues. Our pro forma combined services revenues increased by 4.1% for the six months ended June 30, 2012 to $16.8 million from the same period in 2011 of $16.2 million primarily due to improved e-commerce business and services revenues from returns center processing fees from our TMG Return Point software.

Pro Forma Combined Cost of Sales. Our pro forma combined cost of sales increased by 14.3% for the six months ended June 30, 2012 to $41.4 million from the same period in 2011 of $36.2 million primarily due to sales growth at slightly higher margins within our TMG Reverse Logistics segment.

Pro Forma Combined Cost of Services. Our pro forma combined cost of services increased by 18.6% for the six months ended June 30, 2012 to $8.1 million from the same period in 2011 of $6.8 million primarily due to costs required to increase capacity in order to provide services in our TMG Reverse Logistics segment including additional personnel, resulting in higher labor and overtime costs.

Pro Forma Combined Selling, General and Administrative Expenses. Our pro forma combined selling, general and administrative expenses increased 2.3% for the six months ended June 30, 2012 to $19.3 million from $18.9 million for the same period in 2011. The increase in pro forma combined selling general administrative expenses during the period was primarily due to the incurrence of Combination-related expenses by Taylor & Martin Group, Inc. partially offset by decreased non-cash stock compensation charges compared to the prior period as a result of restricted stock awards with accelerated vesting having vested in prior periods.

Pro Forma Combined Provision for Income Taxes. Our pro forma combined provision for income taxes increased by 68.1% for the six months ended June 30, 2012 to $1.9 million from the same period in 2011 of $1.1 million as a result of increased income.

Pro Forma Combined Net Income. Our pro forma combined net income increased by 68.1% for the six months ended June 30, 2012 to $3.0 million from the same period in 2011 of $1.8 million primarily as a result of the reasons discussed above.

Adjusted Pro Forma Combined EBITDA. Adjusted pro forma combined EBITDA increased by 16.8% for the six months ended June 30, 2012 to $12.8 million from $10.9 million for the same period in 2011, primarily as a result of the 16.1% increase in revenues. In the future, we expect that our adjusted EBITDA will be impacted by the increased costs associated with operating as a public company. See “Prospectus Summary –

Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA” for information regarding the reconciliation of this non-GAAP measure of adjusted pro forma combined EBITDA to adjusted pro forma combined net income.

Pro Forma Combined Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

Pro Forma Combined Sales Revenues.    Our pro forma combined sales revenues increased by 36.1% in 2011 to $97.5 million from the 2010 level of $71.6 million primarily due to a 10.8% increase in total liquidation volume through our marketplaces with total liquidation volume in 2011 increasing to $346.0 million from $312.2 million in 2010. The increase was also attributable to a 52.7% increase in the sales value of pre-owned capital asset sales made on a purchase and resale basis in our TMG Auction Services segment to $14.3 million in 2011 from $9.3 million in 2010. The availability of equipment packages for sale is influenced by local and regional construction activity, relationships with owners and operators of equipment, general economic conditions and competition from other regional and national auction companies and dealers. Our TMG Auction Services segment was able to grow sales of construction equipment packages, and to a lesser extent, automobiles by identifying good quality pre-owned assets and increasing the number and value of such packages purchased for auction during the period. Our TMG Reverse Logistics segment also contributed to the increase in pro forma combined sales revenues with a 33.6% increase in sales revenues to $83.2 million in 2011 from $62.3 million in 2010 as a result of additional product availability in the marketplace as a result of lower than expected retail sales at many of our retail suppliers, which increases the excess inventory that the retailers must liquidate as they receive new product, expanded sales penetration internationally due to retention of more effective sales personnel, improving the focus on sales growth in Central and South America and growth in e-commerce business in the segment primarily in the TMG Reverse Logistics segment through e-bay sales.

Pro Forma Combined Services Revenues.    Our pro forma combined services revenues increased by 27.4% in 2011 to $33.4 million from the 2010 level of $26.2 million. This increase is primarily attributable to a 20.4% increase to $25.5 million from the 2010 level of $21.2 million in auction service revenues and an increase in auction service revenue rate to 8.0% in 2011 from 6.9% in 2010. These increases resulted from a higher volume of gross auction proceeds through our TMG Auction Services marketplaces. Total gross auction proceeds increased by 5.2% in 2011 to $263 million from the 2010 level of $250 million. Increases in the average values of the equipment sold at auction as well as the volume of units sold were reflective of generally improving economic conditions in the markets we serve, including increased demand for the types of assets sold in our auction marketplaces. The increase was also attributable to expanded service offerings in the TMG Reverse Logistics segment as well as the full year effect of reconditioning services in TMG Reverse Logistics segment, which we commenced in 2010.

Pro Forma Combined Cost of Sales.    Pro forma combined cost of sales increased by 34.9% in 2011 to $70.0 million from the 2010 level of $51.9 million. This increase was primarily due to increased sales volumes of excess inventory and returned consumer goods in our TMG Reverse Logistics segment. In addition, we also engaged in greater purchase and resale activities in our TMG Auction Services segment.

Pro Forma Combined Cost of Services.    Pro forma combined cost of services increased by 21.0% in 2011 to $15.5 million from the 2010 level of $12.8 million. This increase was primarily due to costs associated with increasing capacity in the services provided by our TMG Reverse Logistics segment.

Adjusted Pro Forma Combined Selling, General and Administrative Expenses.    Adjusted pro forma combined selling, general, and administrative expenses increased 4.5% in 2011 to $38.2 million from the 2010 level of $36.6 million. Adjusted pro forma combined selling, general, and administrative expenses as a percentage of total revenues decreased from 37.4% in 2010 to 29.2% in 2011, demonstrating the relatively fixed cost structures of our Partner Companies. We expect that our selling, general and administrative expenses in the future will increase because of, among other things audit, legal, public relations and other fees associated with being a public company, the development, implementation and maintenance of adequate systems of internal control over financial reporting, and non-cash charges arising under our stock-based compensation program, including on 4,222,097 restricted shares to be issued upon consummation of this offering.

Adjusted Pro Forma Combined Provision for Income Taxes.    Adjusted pro forma combined income tax expense was $2.8 million compared to a benefit of $1.3 million for 2010, primarily due to an increase in income before provision for income taxes.

Adjusted Pro Forma Combined Net Income. Adjusted pro forma combined net income was $4.4 million in 2011 compared to a loss of $2.0 million for 2010. The change from net loss to net income was attributable to growth in our TMG Auction Services and TMG Reverse Logistics segments. In future periods we expect that our net income will be negatively impacted by the non-cash charges associated with stock based compensation expense.

Adjusted Pro Forma Combined EBITDA.    Adjusted pro forma combined EBITDA increased by 65.2% in 2011 to $22.4 million from the 2010 level of $13.6 million primarily due to the increased volume of transactions effected by us in our marketplaces and the scalability of our business.

Pro Forma Combined Results of Segment Operations

Our operations consist of two operating segments: TMG Auction Services and TMG Reverse Logistics. Pro forma combined revenues and operating income by segment is presented below for the periods indicated.

	Year Ended December 31,		Six Months Ended June 30,		Percentage change between years ended December 31, 2010 and 2011	Percentage change between six months ended June 30, 2011 and 2012
	2010	2011	2011	2012
	(Unaudited) (In thousands)
Adjusted Pro Forma Combined Revenues by Segment:(1)
TMG Auction Services:
Sales	$9,340	14,265	7,544	8,352	52.7%	10.7
Services	21,158	25,481	12,732	12,674	20.4	(0.5)

Total TMG Auction Service revenues	30,498	39,746	20,276	21,026	30.3	3.7
TMG Reverse Logistics:
Sales(2)	62,272	83,189	41,143	48,163	33.6	17.1
Services	5,045	7,898	3,423	4,144	56.6	21.1

Total TMG Reverse Logistics revenues	67,317	91,087	44,566	52,307	35.3	17.4

Total revenues	$97,815	130,833	64,842	73,332	33.8	13.1

Adjusted Pro Forma Combined Operating Income by Segment:(1)
TMG Auction Services	1,636	5,316	2,651	2,720	224.9	2.6
TMG Reverse Logistics	(2,716)	4,297	1,399	4,287	N/A	206.4
Corporate overhead(3)	(2,399)	(2,547)	(1,200)	(2,565)	6.1	113.6

Total	(3,479)	7,066	2,850	4,442	N/A	55.1

(1)

The adjusted pro forma combined revenues and operating income by segment assume that the Reorganization and the Combinations were closed on January 1, 2010, and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined revenues and operating income by segment (i) are based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.

(2)

Reflects adjustment for the elimination of intercompany transactions between Partner Companies. See Note 4(k) of the notes to the pro forma combined financial statements of Taylor & Martin Group, Inc. included elsewhere in this prospectus.

(3)

Includes adjustment for amortization of identifiable intangibles of $4.7 million for the years ended December 31, 2010 and 2011 and $2.4 million for the six months ended June 30, 2011 and 2012, and an adjustment for non-cash stock compensation of $10.2 million and $8.1 million for the years ended December 31, 2010 and 2011, respectively, and $4.3 million and $3.6 million for the six months ended June 30, 2011 and 2012, respectively.

TMG Auction Services

Segment Results of Operations for the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2012

TMG Auction Services segment pro forma combined sales revenues increased by 10.7% for the six months ended June 30, 2012 to $8.4 million from the same period in 2011 of $7.5 million primarily from the increased purchase and resale of capital assets by Deanco Auction. The availability of equipment packages for sale is influenced by local and regional construction activity, relationships with owners and operators of equipment, general economic conditions and competition from other regional and national auction companies and dealers. Deanco Auction was able to grow sales of equipment packages by identifying good quality equipment packages and increasing the number and value of such packages purchased for auction during the period.

Pro forma combined services revenues of the TMG Auction Services segment decreased by 0.5% for the six months ended June 30, 2012 to $12.7 million, an approximate decline of $58,000 from the same period in 2011. This decrease was mainly due to a decrease in appraisal and other fee based services partially offset by an increase in consignment revenues driven by a 1.8% increase in GAP.

TMG Auction Services segment pro forma combined cost of sales increased by 10.6% for the six months ended June 30, 2012 to $8.0 million from the same period in 2011 of $7.2 million primarily due to the increased purchase of assets for resale at auctions.

TMG Auction Services segment pro forma combined cost of services decreased by 1.9% for the six months ended June 30, 2012 to $4.0 million from the same period in 2011 of $4.1 million primarily due to our ability to leverage certain of its fixed auction costs over a larger base of auction proceeds.

Adjusted pro forma combined selling, general and administrative expenses of the TMG Auction Services segment increased slightly by 0.2% for the six months ended June 30, 2012 to $6.3 million compared to $6.3 million from the same period in 2011 primarily due to pro forma combined adjustments including eliminations of certain Partner Company expenses related to owner’s salaries and expenses partially offset by post combination effective date contractual amounts.

Segment Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

TMG Auction Services segment pro forma combined sales revenue increased by 30.3% in 2011 to $39.7 million from the 2010 level of $30.5 million. This increase was primarily attributable to higher auction volumes over the prior year and, to a lesser extent, increases in commission rates and transaction fees. GAP increased by approximately 5.2% in 2011 to $262.8 million from the 2010 level of $249.9 million as a result of an increase in the consignment value of pre-owned capital assets. Pro forma combined revenues from purchase and resale activity increased by 52.7% in 2011 to $14.3 million from the 2010 level of $9.3 million as we were able to process greater volumes of purchase and resale opportunities.

TMG Auction Services segment pro forma combined service revenue increased by 20.4% in 2011 to $25.5 million from the 2010 level of $21.2 million. This increase was primarily attributable to higher auction volumes and to increases in our auction services revenue rate.

Pro forma combined cost of services for our TMG Auction Services segment increased by 4.9% in 2011 to $8.3 million from the 2010 level of $7.9 million. Pro forma combined cost of services for our TMG Auction Services segment include transportation costs, title work and auctioneer fees. Pro forma combined cost of services as a percentage of pro forma combined revenue for our TMG Auction Services segment decreased to 32.7% in 2011 from 37.6% in 2010, due to our ability to process increased consignment volumes without a substantial increase in the number of auctions.

Adjusted pro forma combined selling, general and administrative expenses attributable to our TMG Auction Services segment decreased by 6.4% in 2011 to $13.3 million from the 2010 level of $14.2 million was primarily due to there being decreased non-cash stock compensation expenses compared to the prior period as a result of restricted stock awards with accelerated vesting having vested in prior periods. The non-cash stock compensation expense attributable to this segment reflects a decrease from $3.1 million in 2010 to $1.8 million in 2011, as $1.3 million of these stock awards vest on an accelerated basis as compared to our other stock awards that vest in equal parts over five years. The historical expenses of the Partner Companies in the TMG Auction Services segment increased 4.0% to $11.3 million in 2011 from $10.9 million in 2010 primarily because of an increase in commissions, but decreased as a percentage of total revenues due to our ability to leverage certain fixed costs of conducting auctions and related personnel costs over a broader revenue base.

TMG Reverse Logistics

Segment Results of Operations for the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2012

Pro forma combined sales revenue for the TMG Reverse Logistics segment increased by 17.1% for the six months ended June 30, 2012 to $48.2 million from the same period in 2011 of $41.1 million primarily due to additional product availability in the marketplace as a result of lower than expected retail sales at many of our retail suppliers, expanded sales penetration internationally and growth in e-commerce business in the segment.

TMG Reverse Logistics segment pro forma combined services revenue increased by 21.1% for the six months ended June 30, 2012 to $4.1 million from the same period in 2011 of $3.4 million primarily due to the expansion of services to new customers and growth in services provided to existing customers, including growth in revenues related to the TMG Return Point software.

TMG Reverse Logistics segment pro forma combined cost of sales increased by 15.3% for the six months ended June 30, 2012 to $33.5 million from the same period in 2011 of $29.0 million primarily due to increases in sales of 17.1% and slightly improved margins resulting from efforts to liquidate previously marked down inventory at one of our reverse logistics companies.

Pro forma combined cost of services for the TMG Reverse Logistics segment increased by 48.3% for the six months ended June 30, 2012 to $4.1 million from the same period in 2011 of $2.8 million primarily due to costs required to increase capacity in our services business, including additional personnel, resulting in higher labor and overhead costs.

TMG Reverse Logistics segment adjusted pro forma combined selling, general and administrative expenses decreased by 8.1% for the six months ended June 30, 2012 to $10.4 million from the same period in 2011 of $11.3 million. The accelerated vesting of a portion of the restricted stock awarded under our 2011 Omnibus Incentive Plan included in pro forma combined selling, general and administrative expenses represents a decrease of $0.8 million for the period.

Segment Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

TMG Reverse Logistics segment pro forma combined sales revenue increased by 33.6% in 2011 to $83.2 million from the 2010 level of $62.3 million. TMG Reverse Logistics segment pro forma combined service revenue increased by 56.6% in 2011 to $7.9 million from the 2010 level of $5.0 million. These increases can be attributed to an increase of our customer base and expansion of our reconditioning services. These increases can also be attributed to greater volume of product sold through our reverse logistics channels.

Pro forma combined cost of sales for our TMG Reverse Logistics segment increased by 26.7% in 2011 to $57.2 million from the 2010 level of $45.1 million. This increase is mainly due to greater availability of product to be sold through our reverse logistics channels.

Pro forma combined cost of services for our TMG Reverse Logistics segment includes direct labor, parts, and overhead related to our reconditioning business. Pro forma combined cost of services for our TMG Reverse Logistics segment increased by 47.1% in 2011 to $7.2 million from the 2010 level of $4.9 million. Pro forma combined cost of services for our TMG Reverse Logistics segment increased primarily as a result of the segment’s services revenue increasing for the period.

Adjusted pro forma combined selling, general and administrative expenses attributable to our TMG Reverse Logistics segment increased by 12.0% in 2011 to $22.4 million from the 2010 level of $20.0 million. Pro forma combined selling, general and administrative expense for our TMG Reverse Logistics segment as a percentage of TMG Reverse Logistics segment pro forma combined revenues decreased to 24.6% in 2011 from 29.7% in 2010 as a result of improved expense management within the segment. These increases were offset by a decrease of $0.8 million in non-cash stock compensation for the year ended December 31, 2011 and 2010 related to the accelerated lapsing schedule for 0.7 million shares awarded under our 2011 Omnibus Incentive Plan.

Seasonality

Our reverse logistics business is subject to seasonal variation. The volume of excess inventory and returned consumer goods tends to be greater after the winter holiday season than other times of year. Based on our senior management team’s experience, we do not believe our auction services business is subject to significant seasonal variation.

Pro Forma Combined Liquidity and Capital Resources

We expect that our main cash needs for working capital (including capital used for inventory purchases after this offering) will be funded primarily through cash generated from operations and from funds borrowed under our revolving credit facility. As of June 30, 2012, assuming receipt of the proceeds of this offering and application of those proceeds, we had approximately $9.9 million in pro forma combined cash and cash equivalents. We believe that our cash and cash equivalents as of June 30, 2012, cash generated from operations and amounts under our revolving credit facility will be sufficient to fund our cash requirements for our existing operations for at least the next 12 months.

Revolving Credit Facility

We have a commitment to enter into a $35 million senior secured revolving line of credit with the First National Bank of Omaha with a borrowing base of $19.4 million (based on our pro forma combined financial condition as of June 30, 2012) that is subject to periodic readjustment based on our accounts receivable and inventory. We may draw on our revolving credit facility for working capital and other general corporate purposes, including to acquire pre-owned capital assets for auction and excess inventory and returned consumer goods for liquidation. We may also draw on our revolving credit facility for potential company acquisitions, subject to prior lender approval. Additionally, we are permitted to draw on our revolving credit facility to fund the cash payable in connection with the Combinations.

The closing of our revolving credit facility would occur contemporaneously with the closing of this offering and is conditioned upon the closing of this offering. Our revolving credit facility would be secured by substantially all of our assets, excluding certain of our real property.

The revolving credit facility becomes effective concurrently with closing this offering and matures, and the balance then outstanding thereunder repaid, two years thereafter. The revolving credit facility provides for interest payable monthly in arrears at a rate equal to 30 day LIBOR plus 2.5% if our ratio of total liabilities to tangible net worth is less than or equal to 1.0 to 1.0 (or plus 2.75% if our ratio of total liabilities to tangible net worth is greater than 1.0 to 1.0).

The revolving credit facility also provides for a nonrefundable facility fee equal to $122,500 over the term of the facility (0.35% of the committed amount), paid at the inception of the facility regardless of whether any amount is drawn under the revolving credit facility.

The revolving credit facility will restrict among other items, incurrence of additional indebtedness, transactions with related parties, incurrence of additional liens, investments and advances, the sale of assets out of the ordinary course of business, mergers and acquisitions without prior bank acceptance and approval, and change of control and change of management.

The revolving credit facility will also contain certain financial covenants, which will require us to maintain at all times:

•	consolidated tangible net worth of at least 95% of our consolidated tangible net worth as of the date this offering closes, to be measured as of the last day of each fiscal quarter; and

•	consolidated working capital of at least $7.5 million, to be measured as of the last day of each fiscal quarter.

The revolving credit facility will describe customary events of default. If an event of default occurs and is continuing, the lender would be permitted to declare all amounts outstanding under the facility to be immediately due and payable.

Possible Acquisitions and Capital Expenditures

While we have no plans or arrangements for any acquisitions that are probable other than as discussed in this prospectus, we intend to pursue the expansion of both segments of our business through acquisitions and may expend up to $100 million in cash, stock, notes or a combination of such consideration over the next 12 months. We may fund these acquisitions from operating cash flows, issuances of debt or equity securities to the sellers of the businesses we acquire and borrowings under our revolving credit facility. In addition, we may use the proceeds from additional debt financing and the issuance of equity securities to fund these acquisitions. We have no commitments for additional debt and equity financing, and there is no assurance that additional debt and equity financing would be available to us on acceptable terms, or at all.

Our capital expenditures for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012 were nominal, and anticipated expenditures for the future acquisition of depreciable assets are minimal at the present time because of the scalability of our operating platform. Except as disclosed in this prospectus, as of June 30, 2012 we had no commitments for capital expenditures or possible acquisitions.

Our future capital requirements will depend on many factors, including, but not limited to, the rate of growth of our revenues and expenses, the expansion of our sales and marketing activities and our acquisition activities. This could require us to seek additional equity or debt financing arrangements. There is no assurance that such financing would be available to us on acceptable terms, or at all.

Pro Forma Combined Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Pro Forma Combined Contractual Obligations and Commercial Commitments

The table below represents our pro forma contractual obligations and commercial commitments as of December 31, 2011. The table below represents the summation of the contractual obligations and commercial commitments of the Partner Companies as of December 31, 2011, as reflected in their respective management’s discussion and analysis of financial condition and results of operations. The following table does not reflect amounts we will draw under our revolving credit facility to consummate the Combinations or our real property lease obligations after consummation of the Combinations, see “Capitalization” and “Business—Properties,” respectively.

	Payments Due By Period
	2012	2013 to 2014	2015 to 2016	2017 & Beyond	Total
	(Unaudited) (In thousands)
Long-Term Debt Obligations(1)	$1,043	9,270	660	472	11,445
Operating Lease Obligations	1,651	2,562	2,215	1,003	7,431

Total contractual obligations	$2,694	11,832	2,875	1,475	18,876

(1)

All indebtedness of the Partner Companies is expected to be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we do not intend to assume any of the outstanding indebtedness of the Partner Companies.

See “Our Business – Properties” for a description of our leases. All indebtedness of the Partner Companies will be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we will not assume any of the outstanding indebtedness of the Partner Companies. However, we will borrow under our revolving credit facility to close the Combinations. See “Combinations and Reorganization – Consideration to be Paid to Partner Company Stockholders and Certain Employees and Consultants.”

Pro Forma Combined Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity.     All indebtedness of the Partner Companies will be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we will not assume any of the outstanding indebtedness of the Partner Companies. However, we will borrow under our revolving credit facility to close the Combinations. See “– Pro Forma Combined Liquidity and Capital Resources – Revolving Credit Facility.”

Following the closing of the Combinations and this offering, we expect to have no long-term indebtedness outstanding under our revolving credit facility (assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)). A $1.00 decrease in the per share initial public offering price would require us to borrow under our revolving credit facility approximately $17.7 million. In addition, our outstanding indebtedness could increase if the actual amount of working capital adjustments in respect of the Combinations and the expenses associated with the Combinations, our revolving credit facility and this offering exceed our estimates. This amount will bear interest at a floating rate of 30 day LIBOR plus 2.5% if our total liabilities to tangible net worth is less than or equal to 1.0 to 1.0 (or plus 2.75% if our total liabilities to tangible net worth is greater than 1.0 to 1.0). Additionally, we expect to borrow additional amounts under our revolving credit facility from time to time for working capital and other general corporate purposes, including to acquire pre-owned capital assets for auction and excess inventory and returned consumer goods for liquidation of potential acquisitions. Because borrowings under our credit facility bear interest at a floating rate, we are subject to interest rate risk.

We provide operating and direct financing leases to qualified buyers. Direct financing leases are at fixed rates with maturities through 2016. While this is a small part of our business, to the extent interest rates increase, this could impair the value of the direct financing lease portfolio in the event it is not possible for the company to hold such portfolio to maturity. As of June 30, 2012, the carrying value of our investment in direct financing leases was $2.5 million.

Exchange Rate Sensitivity.     We do not have exposure to foreign currency exchange rate fluctuations because none of our purchases or sales are denominated in foreign currencies.

Taylor & Martin Enterprises

Overview

Taylor & Martin Enterprises was founded in 1935 in Nebraska and we believe is one of the nation’s leading full-service auction companies for transportation and agricultural capital assets, and we also believe we are one of the largest appraisers of these types of assets in the United States in terms of GAP. For the year ended December 31, 2011 Taylor & Martin Enterprises conducted 50 live auctions across 12 states and sold approximately 13,300 trucks, trailers and pieces of agricultural equipment with gross auction proceeds, or GAP, of approximately $166 million. For the year ended December 31, 2011 Taylor & Martin Enterprises also appraised 545,000 pieces of equipment with an aggregate appraisal value of approximately $5.9 billion. The two key metrics in the auction industry consist of GAP and auction service revenue rates. Changes in GAP and auction service revenue are subject to competitive and economic conditions. Competition results in having to reduce auction service revenue rates in order to increase GAP or increase cost of goods sold to purchase assets for resale through the auction marketplace. While Taylor & Martin Enterprises takes steps to remain competitive, economic conditions cannot be controlled. With reduced demand for freight shipments, customers are less likely to purchase new equipment. The replacement cycle has been extended and the average age of equipment has increased. When customers decide to hold onto their equipment during economic downturns, the result is a reduction in our GAP.

For a discussion of the trends that affect the results of operations of Taylor & Martin Enterprises, see “ – Pro Forma Combined – Industry Trends and Outlook.”

Results of Operations for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Sales, Commissions and Other Net Gains.    Sales, commissions and other net gains increased by 7.2% for the first six months ended June 30, 2012 to $10.4 million from $9.7 million from the same period in 2011. The increase is attributable to several factors. First, the increase was attributable to a 11.1% increase in GAP to $79.9 million for the first six months ended June 30, 2012 from $71.9 million from the same period in 2011, which increase in GAP was mainly a result of a 7.8% increase in number of units sold to 5,525 for the first six months ended June 30, 2012 from 5,124 from the same period in 2011. In addition, the average value per lot increased approximately 3.0% for the first six months of 2012 compared with the same period of 2011 which increase was primarily in late model power units and certain trailer types. The results for the six months ended June 30, 2012 were impacted by a decline in revenue for the three months ended June 30, 2012 over the comparable period in 2011. The second quarter 2012 decline in revenue was primarily attributable to reduced availability of trucks for auction in the domestic secondary markets served by us as well as a decline in the average GAP generated by each lot sold in our auctions as potential sellers deferred replacing older capital assets and liquidating them in our auctions and the capital assets they did liquidate tended to be older. Demand for moderate mileage trucks in the five year old age group remains strong primarily as a result of restrictive Environmental Protection Agency emission standards that were made applicable to diesel truck engines produced for model year 2007 and later. Also contributing to the increase in sales, commission and other net gains was a 15.5% increase in revenue from sales of company owned equipment to $2.4 million for the six months ended June 30, 2012 from $2.1 million from the same period in 2011. These revenue gains were partially offset by an approximate $0.2 million decline for the period of revenue from providing auction support services to an independent third party auction business as this arrangement was terminated early in 2012.

Lease Income.    Lease income decreased by 11.5 to $0.46 million for the six months ended June 30, 2012 from $0.52 million from the same period in 2011. The decrease was primarily due to certain lessees who paid off their leases prior to maturity thereby decreasing the number of units leased.

Cost of Goods Sold.    Cost of goods sold consists of the cost and expenses of assets bought by Taylor & Martin Enterprises for resale through its auction marketplaces. Cost of goods sold increased by 32.6% to $2.4 million for the six months ended June 30, 2012 from $1.8 million from the same period in 2011. The increase was a function of increased purchases of assets for resale at Taylor & Martin Enterprises’ auctions.

Operating Expenses.    Operating expenses include employee costs consisting of labor, commissions paid to the sales force, payroll taxes and benefits, and other general and administrative expenses. Total operating expenses decreased slightly to $6.0 million for the six months ended June 30, 2012 as compared to $6.1 million from the same period in 2011. As a component of total operating expenses, employee costs decreased by 12.0% for the first six months ended June 30, 2012 to $2.0 million from $2.3 million from the same period in 2011. The decrease was primarily due to changes in employee benefit accruals. All other general and administrative expenses increased slightly to $3.9 million for the six months ended June 30, 2012 from $3.8 million from the same period in 2011, primarily as a result of additional advertising expenses related to the increase in the number of auctions.

Net Income.    Net income increased by 8.7% to $2.4 million for the six months ended June 30, 2012 from $2.2 million from the same period in 2011 primarily as a result of the reasons discussed above.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales, Commissions and Other Net Gains.    Sales, commissions and other net gains increased by 23.9% in 2011 to $20.3 million from the 2010 level of $16.4 million. The increase was attributable to several factors. First, GAP in 2011 increased to $166.0 million from $161.5 million in 2010, which increase in GAP was mainly a result of an increase in the number of auctions to 50 in 2011 from 45 in 2010. Contributing to the increase in the number of auctions in 2011 was the addition of more “liquidation” events. The number of liquidation opportunities and events varies from year to year and is driven significantly by equipment owners deciding to exit the business. As economic conditions improve, fewer owners exit the business which generally results in fewer liquidation opportunities being presented to Taylor & Martin Enterprises. Likewise, as economic conditions deteriorate the opportunity for equipment liquidations improves. The average auction service revenue rate earned from consignments increased to 8.3% in 2011 from 7.7% in 2010. Average service revenue rates vary as a function of consignor contracts, the volume of lots sold on-line and in some cases the ability to charge a buyer’s premium on certain consignor events. The combination of these two increases contributed to a 10.0% increase in auction service revenues to $13.7 million from $12.4 million for 2010. Also contributing to the increase in sales, commissions and other net gains was a $0.4 million increase in 2011 in fees connected to auction support services we provided to another auction company.

Lease Income.    Lease income decreased by 7.2% in 2011 to $1.0 million from the 2010 level of $1.1 million. The decrease was primarily attributable to increased selectivity in writing new leases.

Cost of Goods Sold.    Cost of goods sold increased by 140.2% in 2011 to $2.8 million from the 2010 level of $1.2 million. The increase was largely a function of increased purchases of assets for resale at Taylor & Martin Enterprises’ auctions.

Operating Expenses.    Operating expenses increased by 4.0% in 2011 to $13.1 million from the 2010 level of $12.6 million. Employee costs increased by 3.2% in 2011 to $4.8 million from the 2010 level of $4.6 million. This increase is the result of the increase in 2011 auction revenue and auction gross proceeds over the 2010 levels. Legal and professional fees increased to $0.1 million in 2011 from the 2010 level of $0.06 million, software maintenance expense increased to $0.2 million in 2011 from the 2010 level of $0.1 million and airplane costs increased to $0.2 million in 2011 from 2010 level of $0.08 million. These three expense categories increased primarily as a result of additional activity and expenses incurred in preparing and planning for the combination of the Partner Companies during the twelve month period ending December 31, 2011.

Net Income.    Net income increased by 48.3% in 2011 to $5.3 million from the 2010 level of $3.6 million primarily as a result of the reasons discussed above.

Liquidity and Capital Resources

As of June 30, 2012, cash was $5.1 million and accounts and notes receivable were $2.0 million as compared to cash of $1.4 million and accounts and notes receivable of $1.1 million as of December 31, 2011. Taylor & Martin Enterprises maintains a $4.0 million line of credit which was undrawn at June 30, 2012. Because Taylor & Martin Enterprises elected to be taxed as an S corporation, the income is passed through to its stockholders who must make quarterly estimated tax payments to the Internal Revenue Service. In advance of each quarterly estimated tax payment, Taylor & Martin Enterprises has historically declared and paid a dividend to its stockholders to allow the stockholders to make their quarterly estimated payment to the Internal Revenue Service. On April 11, 2012, Taylor & Martin Enterprises declared and paid a dividend of $0.2 million to its stockholders to allow the stockholders to make payment of their first quarter 2012 estimated income taxes to the Internal Revenue Service. A second dividend of $0.4 million was declared and paid on June 8, 2012 to allow the stockholders to make their payment of the second quarter 2012 estimated income taxes to the Internal Revenue Service. On May 31, 2012, the indebtedness remaining outstanding of $0.6 million secured by the company’s airplane was due and was repaid.

Contractual Obligations and Commercial Commitments

The table below represents Taylor & Martin Enterprises’ significant commercial commitments as of December 31, 2011.

	Payments Due By Period
	2012	2013 to 2014	2015 to 2016	2017 & Beyond	Total
	(Unaudited) (In thousands)
Long-Term Debt Obligations(1)	$761	1,121	—	—	1,882

Total contractual obligations	$761	1,121	—	—	1,882

(1)

All indebtedness of the Partner Companies is expected to be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we do not intend to assume any of the outstanding indebtedness of the Partner Companies.

Off-Balance Sheet Arrangements

Taylor & Martin Enterprises had no off-balance sheet arrangements as of June 30, 2012.

Deanco Auction

Overview

Deanco Auction was founded in 1992 in Alabama and has grown into a full-service auction company for agricultural and industrial assets as well as automobiles. For the year ended December 31, 2011, Deanco Auction conducted 60 auctions in 2 states and sold approximately 16,300 pieces of equipment with gross auction proceeds, or GAP, of approximately $97 million. The two key metrics in the auction industry consist of GAP and auction service revenue rates. Changes in GAP and auction service revenue are subject to competition and economic conditions. Competition results in having to reduce auction service revenue rates in order to increase GAP or increase cost of goods sold to purchase assets for resale through the auction marketplace. While Deanco Auction takes steps to remain competitive, economic conditions cannot be controlled. With reduced construction spending, customers are less likely to purchase new equipment. The replacement cycle has been extended and the average age of equipment has increases. When customers decide to hold onto their equipment during economic downturns, the result is a reduction in GAP.

For a discussion of the trends that affect the results of operations of Deanco Auction, see “ – Pro Forma Combined – Industry Trends and Outlook.”

Results of Operations for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Auction and Service Revenues.    Auction and service revenues decreased by 7.8% for the six months ended June 30, 2012 to $4.3 million from $4.7 million from the same period in 2011. The decrease was attributable to a 10.1% decrease in GAP to $50.4 million for the six months ended June 30, 2012 from $56.1 million from the same period in 2011. GAP specifically attributable to the heavy and agricultural equipment auctions decreased 13.2% for the six months ended June 30, 2012 to $30.3 million from $34.9 million from the same period in 2011. Contributing to the decline in GAP attributable to heavy and agricultural equipment is increased competition for equipment that can be solicited for consignment as well as general variability in consignor trends. At Deanco Auction’s major sales conducted for heavy and agricultural equipment, consignments are accepted up until the date of sale and, therefore, individual consignments tend to fluctuate from sale to sale.

Equipment Sales.    Equipment sales increased by 8.8% for the six months ended June 30, 2012 to $5.9 million from $5.4 million from the same period in 2011. This increase was primarily attributable to Deanco Auction’s ability to identify more attractive equipment packages to buy, its decision to deploy more capital in acquisition activity and an increased demand for good quality, pre-owned equipment offered at auction. The volume of equipment sales has been more competitive recently with other regional and national auction firms and equipment dealers competing for good quality pre-owned equipment. This variability can be influenced by local and regional construction activity, relationships with owners and operators and general economic conditions.

Costs of Goods and Services Sold.    Costs of goods and services sold consist of transportation costs, title work, auctioneer fees and the cost and expenses of assets purchased by Deanco Auction and sold at auction. Costs of goods and services sold increased by 4.0% to $6.4 million for the six months ended June 30, 2012 from $6.2 million from the same period in 2011. The increase was mainly the result of increased equipment sales for the first six months ended June 30, 2012 as compared to the same period in 2011 and corresponds with the increase in equipment sales noted above.

Selling, General, and Administrative Expenses, Excluding Depreciation.    Selling, general, and administrative expenses, excluding depreciation, consist of labor expense, commissions paid to the sales force, payroll taxes and benefits, and general administrative expenses. Selling, general, and administrative expenses, excluding depreciation, increased by 24.3% to $2.0 million for the first six months ended June 30, 2012 from $1.6 million from the same period in 2011. This increase was primarily attributable to accounting and professional expenses of $0.3 million incurred in the six months ended June 30, 2012, that were not present in the same period of 2011.

Net Income.    Net income decreased by 21.2% to $1.6 million for the six months ended June 30, 2012 from $2.0 million from the same period in 2011. The decrease was primarily the result of the increases in cost of goods and services sold and selling, general, and administrative expenses, excluding depreciation, as discussed above. Net income, as a percentage of revenues, declined to 15.6% for the six months ended June 30, 2012 from 20.0% for the same period in 2011.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Auction and Service Revenues.    Auction and service revenues increased by 48.0% in 2011 to $7.4 million from the 2010 level of $5.0 million. The increase was largely attributable to a 9.5% increase in GAP to $96.8 million in 2011 from $88.4 million in 2010. The growth in GAP resulted primarily from the sale of larger volumes of industrial assets and, to a lesser degree, automobiles. Of the five annual auctions held at Deanco

Auction’s Philadelphia, Mississippi location, the per auction average GAP increased from $7.7 million per auction in 2010 to $10.2 million per auction in 2011. This increase was attributable to a higher per lot average as the total lots sold were approximately the same. This mix of equipment sold can vary widely from sale to sale between high-value and low-value items depending upon the type of product being consigned. Net proceeds attributable to the heavy and agricultural equipment auctions as a percent of the total was approximately 61.8% and 60.0% for the years ending 2011 and 2010, respectively.

Equipment Sales.    Equipment sales increased by 37.5% in 2011 to $11.0 million from the 2010 level of $8.0 million. This increase was primarily attributable to Deanco Auction’s ability to identify more attractive equipment packages to buy and deploy more capital in acquisition activity and an increased demand for good quality, pre-owned equipment offered at auction.

Costs of Goods and Services Sold.    Costs of goods and services sold increased by 67.5% in 2011 to $11.4 million from the 2010 level of $6.8 million. The increase was mainly the result of increased revenues in 2011 as compared to 2010.

Selling, General, and Administrative Expenses, Excluding Depreciation.    Selling, general, and administrative expenses, excluding depreciation, increased by 6.5% in 2011 to $3.1 million from the 2010 level of $2.9 million. This increase was primarily attributable to Deanco Auction’s ability to leverage its fixed cost operating structure over a larger revenue base to leverage some of the fixed costs of conducting an auction and related personnel costs over a broader revenue base.

Net Income.    Net income increased by 24.7% in 2011 to $3.3 million from the 2010 level of $2.7 million. The increase was primarily the result of the increase in revenues noted above. Although net income increased from 2010 to 2011, net income as a percentage of revenues declined from 20.4% in 2010 to 17.9% in 2011.

Liquidity and Capital Resources

As of June 30, 2012, Deanco Auction had cash of $115,000 and trade receivables of $595,000, compared to cash of $26,000 and trade receivables of $561,000 as of December 31, 2011.

As of June 30, 2012, Deanco Auction had $2.8 million of short-term debt drawn on lines of credit compared with $3.2 million at December 31, 2011. Short-term debt is used by Deanco Auction to finance inventory purchases and support operational cash flows throughout the year. The weighted average interest rate of short-term debt was 4.6% and 4.9% for the six months ended June 30, 2012 and for the year ended December 31, 2011, respectively. Total available credit under these short-term lines of credit was $3.9 million at June 30, 2012 and December 31, 2011.

Borrowings on long-term debt declined $55,352 from December 31, 2011 to June 30, 2012 due to normal required amortizations.

Contractual Obligations and Commercial Commitments

The table below represents Deanco Auction’s significant commercial commitments as of December 31, 2011.

	Payments Due By Period
	2012	2013 to 2014	2015 to 2016	2017 & Beyond	Total
	(Unaudited) (In thousands)
Long-Term Debt Obligations(1)	$113	237	256	—	606

Total contractual obligations	$113	237	256	—	606

(1)

All indebtedness of the Partner Companies is expected to be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we do not intend to assume any of the outstanding indebtedness of the Partner Companies.

Off-Balance Sheet Arrangements

Deanco Auction had no off-balance sheet arrangements as of June 30, 2012.

International Enterprises

Overview

International Enterprises was founded in 1982 in Ohio and we believe it has become one of the largest liquidation companies in the United States specializing in the liquidation of excess inventory and consumer goods. For the year ended December 31, 2011 International Enterprises conducted approximately 4,700 discrete sales with approximately 360 different buyers and had GMV of approximately $35 million.

For a discussion of the trends that affect the results of operations of International Enterprises, see “– Pro Forma Combined – Industry Trends and Outlook.”

Results of Operations for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Sales. Sales revenues increased by 8.7% for the six months ended June 30, 2012 to $21.2 million from $19.5 million in the same period in 2011, primarily due to more product availability in the marketplace. Retail sales of fall and winter season softlines were negatively impacted by warmer than usual weather, which resulted in higher levels of inventory to liquidate at the end of those selling seasons.

Cost of Goods Sold.    Cost of goods sold consists of merchandise and expenses related to transportation of goods to our facilities. Cost of goods sold increased by 7.8% for the six months ended June 30, 2012 to $16.5 million from the same period in 2011 of $15.3 million primarily due to larger volumes of excess inventory and returned consumer goods.

Operating and Administrative Expenses.    Operating and administrative expenses include payroll, payroll taxes, employee benefits, occupancy costs, supplies, and general administrative expenses. Operating and administrative expenses increased by 12.0% for the six months ended June 30, 2012 to $1.8 million from the same period in 2011 of $1.6 million primarily due to increases in payroll and related expenses across all departments totaling $116,000 and to costs related to the combination with Taylor & Martin Group, Inc., which were an additional $79,000.

Net Income. Net income increased by 12.6% for the six months ended June 30, 2012 to $2.8 million from the same period in 2011 of $2.5 million primarily due to $0.5 million in higher gross profit from increased sales, offset by $0.2 million in increased operating and administrative expenses.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales.    Sales increased by 43.6% in 2011 to $35.5 million from the 2010 level of $24.7 million. The increase was primarily the result of increased availability of product for liquidation in 2011 over 2010 within the existing customer base. In 2011, one customer accounted for revenues of $11.4 million, or 32.0% of total sales. This same customer accounted for revenues of $9.4 million, or 38.1% of total sales, in 2010. Although there is no contract in place between the parties, International Enterprises has liquidated products through this customer continuously since 1997. Although this customer is under no contractual obligation to do so, International Enterprises expects that this customer will continue to be a significant, repeat customer for the foreseeable future. No other customer accounted for revenues in excess of 10% of total sales.

Cost of Goods Sold.     Cost of goods sold increased by 37.1% in 2011 to $27.8 million from the 2010 level of $20.3 million. The increase was primarily attributable to an increase in sales. Cost of goods sold as a percentage of sales decreased to 78.3% in 2011 from 82.0% in 2010 mainly due to our ability to purchase large quantities of goods from suppliers for cash at lower costs.

Operating and Administrative Expenses.    Operating and administrative expenses increased by 39.1% in 2011 to $4.5 million from the 2010 level of $3.2 million. This increase was primarily attributable to an increase in discretionary bonuses in 2011 over the level paid in 2010. As a percentage of sales, operating and administrative expenses declined to 12.7% in 2011 compared to 13.1% in 2010 as the company successfully scaled expenses in line with revenue growth.

Net Income.    Net income increased by 158.5% in 2011 to $3.2 million from the 2010 level of $1.2 million. This increase was driven by sales growth, combined with a reduction of cost of goods sold as a percentage of sales, and a reduction of operating and administrative expense as a percentage of sales.

Liquidity and Capital Resources

International Enterprises had total assets of $9.7 million at June 30, 2012. The increase from $9.3 million at December 31, 2011 was due primarily to accounts receivable increasing $0.8 million from $1.3 million to $2.1 million, offset by a $0.2 million decrease in cash from $4.3 million to $4.1 million and a $0.1 million decrease in inventory from $3.3 million to $3.2 million.

International Enterprises had total assets of $9.3 million and $7.3 million as of December 31, 2011 and 2010, respectively. The increase was due to cash increasing $2.7 million to $4.3 million and accounts receivable increasing $0.4 million.

International Enterprises had no debt at June 30, 2012, December 31, 2011 and 2010 and its liabilities consisted of accounts payable and accrued expenses. These liabilities were $1.3 million as of June 30, 2012 and were $1.6 million and $0.5 million as of December 31, 2011 and 2010, respectively. International Enterprises has guaranteed the repayment of a $7.5 million bank line of credit of a company owned by International Enterprises’ stockholder. As of June 30, 2012, the outstanding balance of the line of credit was approximately $7.5 million.

Contractual Obligations and Commercial Commitments

The table below represents International Enterprises’ significant commercial commitments as of December 31, 2011.

	Payments Due By Period
	2012	2013 to 2014	2015 to 2016	2017 & Beyond	Total
	(Unaudited) (In thousands)
Operating lease obligations	$438	876	498	60	1,872

Total contractual obligations	$438	876	498	60	1,872

Off-Balance Sheet Arrangement

International Enterprises has guaranteed the repayment of a $7.5 million bank line of credit for a company owned by International Enterprises’ stockholder. As of June 30, 2012, the balance of the line of credit increased by 2.5% to $7.5 million from $7.3 million at December 31, 2011.

Jay Group

Overview

Jay Group was organized in 1989 in North Carolina as the successor to a business that commenced operations in 1933. We believe Jay Group is now one of the world’s largest liquidators of excess and returned footwear, with a well-established global liquidation network that regularly sources excess and returned footwear from both major U.S. retailers and from manufacturers in 13 countries and liquidates them in 36 countries, with an emphasis in emerging markets in West Africa, Central America and North and Central Asia, and handles the liquidation of over ten million pairs of shoes annually. For the year ended December 31, 2011 Jay Group conducted approximately 1,400 discrete sales with approximately 180 different buyers and had GMV of approximately $35.7 million.

The following discussion includes the combined accounts of the Jay Group and a special purpose tax vehicle owned by the stockholders of the Jay Group, see Note 1 of the notes to the combined financial statements of Jay Group and its affiliate. We are not acquiring the affiliate in the Combination with Jay Group.

For a discussion of the trends that affect the results of operations of Jay Group, see “– Pro Forma Combined – Industry Trends and Outlook.”

Results of Operations for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Net Sales. Net sales increased by 32.2% for the six months ended June 30, 2012 to $21.3 million from the same period in 2011 of $16.1 million. This increase was primarily attributable to signing a contract with a major supplier, which enabled sales growth with existing and new customers in all market regions, and also to increased sales penetration in Central and South America and the continued growth of the e-commerce business started in 2010. The growth in sales in Central and South America was a result of Jay Group’s hiring a new sales representative in that region for the purpose of growing sales in the region.

Cost of Goods Sold. Cost of goods sold increased by 34.8% for the six months ended June 30, 2012 to $15.2 million from the same period in 2011 of $11.3 million. This increase was primarily attributable to 32.2% increase in sales, at slightly lower average margins. Cost of goods sold as a percentage of sales was relatively unchanged at 71.4% for the six months ended June 30, 2012 from the same period in 2011 of 70.0%.

Selling, General, and Administrative Expenses. Selling, general and administrative expenses include payroll, payroll taxes, employee benefits, occupancy costs, supplies, and general administrative expenses. Selling, general and administrative expenses decreased by 6.9% for the six months ended June 30, 2012 to $3.9 million from the same period in 2011 of $4.2 million. This decrease was primarily attributable to recognition of approximately $0.4 million job creation grant from the city of Rocky Mount, NC. Expenses increased during the period by approximately $0.1 million as a result of additional labor costs incurred.

Net Income. Net income increased to $1.7 million for the six months ended June 30, 2012 from $0.1 million for the same period in 2011. This increase was primarily due to increases in sales activity. Gross profits increased $1.3 million, from $4.8 million to $6.1 million. Also, during the period, Jay Group recognized income from a job creation grant received from the City of Rocky Mount, North Carolina in the amount of $0.4 million.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Sales.    Net sales increased by 8.8% in 2011 to $35.7 million from the 2010 level of $32.8 million. The increase was primarily sales growth with existing customers in Africa of $4.8 million, as Jay Group experienced increased demand in an area that it was able to fill for these customers. This increase was partially offset by a decrease in sales in Central and South America of $1.7 million, due to a company decision to no longer actively pursue a relationship with two accounts in that region.

Cost of Goods Sold.    Cost of goods sold consists of merchandise and expenses related to transportation of goods to our facilities. Cost of goods sold increased by 8.3% in 2011 to $24.8 million from the 2010 level of $22.9 million. The increase was primarily attributable to an increase in sales. Cost of goods sold as a percentage of sales was relatively unchanged at 69.5% in 2011 as compared to 69.8% in 2010.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by 27.0% in 2011 to $8.4 million from the 2010 level of $6.6 million. This increase was primarily due to the move to a new warehouse facility in 2011. The incremental costs related to the move include facility related expenses of $0.4 million, corporate insurance of $0.1 million and warehouse labor of $0.5 million, which includes e-commerce labor. Depreciation expenses also increased by $0.4 million, $0.3 million of which relates to remaining book value of abandoned leasehold improvements at the previous warehouse. As a percentage of sales, selling, general and administrative expenses increased to 23.5% in 2011 from the 2010 level of 20.2% primarily as a result of costs related to the move to the new facility.

Net Income.    Net income decreased by 38.0% in 2011 to $1.3 million from the 2010 level of $2.1 million. This decrease was driven by the 27.0% increase in selling, general and administrative expenses from 2010 to 2011 described above.

Liquidity and Capital Resources

As of June 30, 2012, Jay Group had cash of $105,000, accounts receivable of $3.4 million and inventory of $12.9 million as compared to cash of $58,000, accounts receivable of $2.5 million and inventory of $12.4 million at December 31, 2011.

As of June 30, 2012, Jay Group had current liabilities of $8.7 million, consisting of accounts payable of $3.9 million, short term borrowings on a line of credit of $8,000, and accrued liabilities of $1.2 million. The remaining $3.6 million is long-term debt to the shareholders. As of December 31, 2011, current liabilities totaled $8.9 million, consisting of accounts payable of $3.1 million, short term borrowings on a line of credit of $16,000 and accrued liabilities of $2.5 million. The remaining $2.9 million is long-term debt to the shareholders. In addition, $0.4 million was included in accrued liabilities as of December 31, 2011 for a job creation grant received from the City of Rocky Mount, North Carolina. As of June 30, 2012, the performance agreement was fulfilled for the grant, and the entire amount was recognized as other income. Also, during the first six months of 2012, the dividend payable to an affiliated entity was paid.

Long-term debt consists of a five year promissory note valued at $8.3 million bearing interest at 12% payable monthly. The due date of the note was extended for one year, to January 23, 2014 with an amendment to the note dated March 12, 2012. The note has an outstanding balance of $7.1 million at June 30, 2012 compared to $7.6 million as of December 31, 2011.

Contractual Obligations and Commercial Commitments

The table below represents Jay Group’s significant commercial commitments as of December 31, 2011.

	Payments Due By Period
	2012	2013 to 2014	2015 to 2016	2017 & Beyond	Total
	(Unaudited) (In thousands)
Long-term debt obligations(1)	$16	7,551	—	—	7,567
Operating lease obligations	412	46	—	—	458

Total contractual obligations	$428	7,597	—	—	8,025

(1)

All indebtedness of the Partner Companies is expected to be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we do not intend to assume any of the outstanding indebtedness of the Partner Companies.

Off-Balance Sheet Arrangement

Jay Group had no off-balance sheet arrangements as of June 30, 2012.

Image Microsystems

Recent Developments

Prior to consummation of this offering, Image Microsystems, Inc. will contribute its asset recovery and depot repair operations to its wholly owned subsidiary, Image Microsystems Operating Company, LLC. For a description of this transaction and certain businesses that will be retained by Image Microsystems, Inc. and not acquired by Taylor & Martin Group, Inc. see Note 8 to the consolidated financial statements of Image Microsystems included elsewhere in this prospectus. Taylor & Martin Group, Inc. will acquire all of the equity of Image Microsystems Operating Company, LLC.

Overview

An affiliated predecessor of Image Microsystems was organized in California in 1992. Since then, Image Microsystems has become one of the leading providers of reconditioning and recycling solutions for excess and returned electronic consumer goods. It has also developed proprietary reverse logistics software, which we call TMG Return Point. This software provides a complete solution for the returned goods process, including online as well as in store access, processing of the return through Image Microsystems’ facilities for repair, refurbishment or recycling of each item, and communicating the results with customers and consumers. There are fixed monthly licensing fees as well as fees based on the number of transactions processed monthly through the software, and revenues based on the repair and refurbishment of returned items. For the year ended December 31, 2011 Image Microsystems conducted approximately 8,300 discrete sales with approximately 80 different buyers and had GMV of approximately $12.0 million.

For a discussion of the trends that affect the results of operations of Image Microsystems, see “ – Pro Forma Combined – Industry Trends and Outlook.”

Results of Operations for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Product Revenue.    Product revenues increased by 3.8% for the six months ended June 30, 2012 to $5.7 million from the same period in 2011 of $5.5 million. This increase was largely a result of a general increase in printer and other direct sales of $0.3 million, partially offset by decreased sales of $0.1 million under a contract with a large electronics manufacturer that was expiring. The decrease in sales under the contract was driven by Image Microsystems’ concerted effort to liquidate the inventory associated with the contract.

Reconditioning Services Revenue.    Reconditioning services revenue increased by 17.6% for the six months ended June 30, 2012 to $4.0 million from the same period in 2011 of $3.4 million primarily due to the change in focus to expanding existing customers into the services business, as well as acquisition of new reconditioning services customers, including growth in transaction fees from a large office supply retailer related to its use of the TMG Return Point software.

Operating Expenses.    Operating expenses, which includes cost of sales and cost of services, increased by 27.6% for the six months ended June 30, 2012 to $9.8 million from the same period in 2011 of $7.7 million primarily due to expenses of the new sign manufacturing business of $1.7 million compared to $0.2 million for the same period in 2011.

Cost of sales decreased by 26.9% for the six months ended June 30, 2012 to $1.8 million from the same period in 2011 of $2.4 million primarily due to liquidation of the remaining inventory under a contract that was expiring with a large electronics manufacturer, which had been previously marked down, resulting in an increase in margins on the contract during the six months ended June 30, 2012 of $0.4 million as compared to the same period in 2011. The gross margin rate on sales increased from 56.6% in the first half of 2011 to 69.5% in the first half of 2012.

Cost of services increased by 48.3% for the six months ended June 30, 2012 to $4.1 million from the same period in 2011 of $2.8 million primarily due to costs required to increase capacity in Image Microsystems’ services business including additional headcount, resulting in higher labor and overtime costs, and the growth in services revenues.

Net Income.    Net income decreased 97.5% for the six months ended June 30, 2012 to $32,000 from $1.3 million for the same period in 2011 primarily due to the net loss from the sign manufacturing business. Through June 30, 2012, total sign manufacturing sales has been approximately $9,000, whereas the expenses attributed to this business totals $1.7 million. Taylor & Martin Group, Inc. is not acquiring Image Microsystems’ sign manufacturing business.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Product Revenue.    Product revenue increased by 152.6% in 2011 to $12.0 million from the 2010 level of $4.7 million. The increase is primarily attributable to larger volumes of reconditioning of printers, displays, circuit boards and other computer components. The increase was also attributable to a full year’s revenue associated with services introduced in 2010.

Image Microsystems has approximately 100 customers. Nine customers accounted for revenues in excess of $500,000 each and together represented 88% of total revenues in 2011. This compares to 2010 when Image Microsystems had approximately 60 customers, five of whom accounted for in excess of over $500,000 each in revenues, which together represented 92% of total revenues.

Reconditioning Services Revenue.    Reconditioning services revenues increased by 54.9% in 2011 to $7.7 million from the 2010 level of $5.0 million. The increase was primarily due to expansion of additional services in 2010.

Operating Expenses.    Operating expenses increased by 84.7% in 2011 to $17.5 million from the 2010 level of $9.5 million. The increase was largely a result of a full year’s expenses associated with the introduction of reconditioned product sales that occurred in 2010 and a $1.5 million increase in indirect labor from 2010 to 2011, which reflects a full year effect of the 41% increase in headcount in 2010, resultant payroll taxes and benefits and that the founding shareholder of Image Microsystems began receiving compensation in 2011.

Net Income.    Net income increased by 651.4% in 2011 to $2.4 million from the 2010 level of $0.3 million. This increase was primarily attributable to strong revenue growth, particularly growth in product sales.

Liquidity and Capital Resources

At December 31, 2011 Image Microsystems had $5.9 million of assets comprised of $0.3 million of cash, accounts receivable of $2.2 million, inventory of $0.7 million and fixed assets of $2.6 million, including new manufacturing equipment for the new sign business, which is not being acquired by Taylor & Martin Group, Inc. Image Microsystems partially financed the equipment with a term loan with an outstanding balance at December 31, 2011 of $1.4 million. Current liabilities were principally accounts payable of $1.4 million. Also, Image Microsystems initiated a new revolving promissory note with an outstanding balance at December 31, 2011 of $0.2 million.

At June 30, 2012, Image Microsystems had assets of $6.8 million comprised principally of cash of $0.1 million, accounts receivable of $2.2 million and fixed assets of $2.7 million. The outstanding balance of the term loan at June 30, 2012 is $1.7 million. Current liabilities include accounts payable of $1.6 million and accrued liabilities of $0.3 million. The balance of the revolving promissory note at June 30, 2012 is $0.4 million.

Contractual Obligations and Commercial Commitments

The table below represents Image Microsystems’ significant commercial commitments as of December 31, 2011.

	Payments Due By Period
	2012	2013 to 2014	2015 to 2016	2017 & Beyond	Total
	(Unaudited) (In thousands)
Long-term debt obligations(1)	$153	361	404	472	1,390
Operating lease obligations	801	1,640	1,717	943	5,101

Total contractual obligations	$954	2,001	2,121	1,415	6,491

(1)

All indebtedness of the Partner Companies is expected to be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we do not intend to assume any of the outstanding indebtedness of the Partner Companies.

Off-Balance Sheet Arrangement

Image Microsystems had no off-balance sheet arrangements as of June 30, 2012.

TMG Founder Company

TMG Founder Company was incorporated in Delaware on March 24, 2011, and its original predecessor entity was originally formed in 2009. TMG Founder Company’s business objective has been evaluating several businesses in the auction and reverse logistics industries as candidates to form a cohesive platform for the optimal liquidation of various assets. As described in “Combinations and Reorganization,” TMG Founder Company will become a subsidiary of Taylor & Martin Group, Inc. in connection with this offering.

TMG Founder Company incurred various accounting and administrative costs in preparation for this offering during 2010 and 2011, until November 18, when Taylor & Martin Group, Inc. was incorporated. Since that time, such accounting and administrative costs have been incurred by Taylor & Martin Group, Inc. TMG Founder Company’s continued viability is dependent upon the consummation of this offering.

Taylor & Martin Group, Inc.

Taylor & Martin Group, Inc. was incorporated in Delaware on November 18, 2011 for the purpose of effecting the Reorganization and the Combinations. See “Combinations and Reorganization.”

During 2011 and the first six months of 2012, Taylor & Martin Group, Inc. incurred various accounting and administrative costs in preparation of this offering, the Reorganization and the Combinations, and Taylor & Martin Group, Inc.’s continued viability is dependent upon the consummation of this offering.

Restatement of Taylor & Martin Group, Inc. Financial Statements

We recently identified a failure to record properly costs relating to the Combinations that required us to restate our unaudited financial statements as of and for the six months ended June 30, 2012. See Note 2 to the consolidated financial statements of Taylor & Martin Group, Inc.

OUR BUSINESS

The description of the business that follows assumes that the Combinations have occurred and the operations of the Partner Companies have been combined. The following description is prospective only, as the Partner Companies have historically operated independently and will remain independent until the closing of this offering. The Partner Companies have no combined operating history, and Taylor & Martin Group, Inc. has no business operations at this time. The discussion of our business assumes that the operations of our Partner Companies are combined and reflects our expectation for those combined operations; however, there can be no assurance, if we close the Combinations, that our expectations for the combined operations will be realized. We are dependent upon this offering to complete the Combinations and commence operations as a combined business. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering.

Overview

We provide marketplaces and value-added solutions for the liquidation of pre-owned capital assets, excess inventory and returned consumer goods. Our marketplaces and solutions appeal to a broad base of customers seeking to liquidate their assets at the highest achievable prices in an efficient and timely manner. We believe that our platform, which we refer to as our TMG Complete Solution, offers the most comprehensive suite of services available within our targeted markets: (i) pre-owned capital assets, such as commercial trucks and trailers, agricultural, construction and industrial equipment, and (ii) excess inventory and returned consumer goods, such as footwear, apparel and accessories, electronics and general merchandise. We serve these targeted markets through our two operating divisions:

•

TMG Auction Services:    conducts live auctions with simultaneous world-wide Internet bidding, and provides additional value-added services including appraisals, equipment leasing and consulting services for our sellers and buyers; and

•

TMG Reverse Logistics:    provides a comprehensive array of reverse logistics capabilities including liquidation services as well as return center operations, proprietary reverse logistics software, and value-added services such as reconditioning, recycling and disposal solutions.

The TMG Complete Solution enables us to more fully address the auction and reverse logistics needs of our customers, which we believe are not currently met in the market by any other single service provider. We believe that the combination of our TMG Auction Services and TMG Reverse Logistics operating divisions provides us with diversification benefits in the liquidation marketplace by allowing us not to be dependent on a single market, geographic location or asset base.

Our TMG Complete Solution is a key component of our growth strategy. Our senior management team believes that the TMG Complete Solution enables us to address the reverse logistics needs of our customers that are not currently met in the market by a single third-party service provider. These needs include the ability to liquidate various categories of pre-owned capital assets and excess inventory and returned consumer goods, using a variety of liquidation pathways to maximize recovery values, as well as reconditioning and coordination of recycling and proper disposal programs for non-salable goods.

Combined, we believe that our highly scalable infrastructure and operating activities will enable us to serve the needs of a large base of customers and achieve sales growth and expand profitability. During 2011, our infrastructure and operating activities consisted of:

•	Marketplaces and solutions that processed assets with a total liquidation volume of approximately $346 million;

•	Live auctions at 24 locations across 12 states with simultaneous Internet bidding through our online auction marketplaces at www.TMILive.com and www.deancoauction.com;

•

Auction marketplaces that connected over 3,000 unique consignors to over 5,700 unique buyers, from among 16,100 unique bidders generating $262.8 million in total liquidation volume, located across all 50 U.S. states and 14 countries;

•	Appraisals on approximately 545,000 pieces of capital assets in our asset classes with an aggregate appraised value of approximately $5.9 billion;

•	Non-auction liquidation activities that generated $83.2 million in total liquidation volume through 14,000 sales to over 3,000 different potential buyers; and

•

Global network of buyers and sellers of excess inventory and returned consumer goods on the secondary market with long operating histories of buying and selling such products in global markets, including buying in 13 countries and selling in 36 countries.

Our operating divisions will be formed through the acquisition of the Partner Companies, which are five long-established and reputable companies. Taylor & Martin Group, Inc. has entered into definitive agreements to acquire each of the Partner Companies and the Combinations will close concurrently with this offering. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering. We intend to operate each of the Partner Companies in a decentralized model in which management from the Partner Companies will remain responsible for daily operations while our senior management will leverage their deep industry expertise and strategic contacts to develop and implement growth strategies and leverage top-line and operating synergies among our Partner Companies, as well as provide overall general and administrative functions. We believe that this approach will allow our Partner Companies to maintain their critically important reputations and operations in their respective markets while also enabling them to leverage core competencies and scale across our operating divisions. Integration of the Partner Companies has commenced and is continuing in advance of the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Integration of Partner Companies” for a discussion of this integration.

We generate revenues through multiple sources, including the purchase and resale of assets, transaction fees from sellers and buyers on consignment sales, revenue sharing arrangements, leasing operations and fee-based services. On a pro forma combined basis, we experienced strong sales and profit growth in 2011 and for the six months ended June 30, 2012.

•

Pro forma combined revenues increased from $97.8 million in 2010 to $130.8 million in 2011, representing a 33.8% growth rate, and adjusted pro forma combined EBITDA increased from $13.6 million in 2010 to $22.4 million in 2011, representing a 65.2% growth rate. We had an adjusted pro forma combined net loss of $2.0 million for the year ended December 31, 2010 compared to adjusted pro forma combined net income of $4.4 million for the year ended December 31, 2011.

•

Pro forma combined revenues increased from $64.8 million for the six months ended June 30, 2011 to $73.3 million for the six months ended June 30, 2012, representing a 13.1% growth rate, and adjusted pro forma combined EBITDA increased from $10.9 million for the six months ended June 30, 2011 to $12.8 million for the six months ended June 30, 2012, representing a 16.8% growth rate. Our adjusted pro forma combined net income for the six months ended June 30, 2011 and 2012 was $1.8 million and $3.0 million, respectively, representing a 68.1% growth rate.

Our pro forma results of operations were significantly affected by non-cash stock compensation expense related to the grants of restricted stock to be made upon the consummation of this offering and the amortization of identifiable intangible assets. For a reconciliation of adjusted pro forma combined EBITDA to adjusted pro forma combined net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.”

Taylor & Martin Group, Inc., whose stock is offered hereby, was formed in Delaware in November 2011 to serve as the parent company of the Partner Companies following the completion of this offering. It has generated no revenues from the date of its formation through June 30, 2012. Taylor & Martin Group, Inc.’s activities prior to the completion of this offering have consisted exclusively of locating the Partner Companies, negotiating and entering into definitive agreements with respect to the Combinations, preparing for this offering and initiating steps to integrate the business operations of the Partner Companies. We cannot assure you that we will be able to generate future profits as a combined business. Please see “– Our Company History” below as well as “Risk Factors – Risks Related to Our Company – There is no combined operating history of Taylor & Martin Group, Inc. and the Partner Companies.”

Our Company History

Our sponsor, SABA Group, LLC, was formed in January 2009 and subsequently set the goal of establishing a platform company. In March of 2011, our sponsor’s subsidiary, TMG Founder Company, identified Taylor & Martin Enterprises as a leading provider of marketplaces and solutions for pre-owned, transportation, agricultural and construction capital assets. During this period Rod Cutsinger, our Chief Executive Officer, and his affiliated companies considered a substantial number of businesses in the auction and reverse logistics industries as candidates to form a cohesive platform for the optimal liquidation of various assets. The criteria used for the evaluation of the candidates included (i) company culture and how it would fit with culture of other candidates, (ii) how management would fit with the management of Taylor & Martin Group, Inc. and the management of other candidates, (iii) historical financial performance, (iv) positioning in the marketplace, and (v) growth potential. By the end of 2011 and early 2012, five long-established and reputable family-owned businesses, the Partner Companies, had been selected to form the operating divisions of our company. For a discussion of the process of locating and entering into combination agreements with the Partner Companies and the factors considered in valuing the Partner Companies, see “Combinations and Reorganization – Consideration to be Paid to Partner Company Stockholders and Certain Employees and Consultants.”

Taylor & Martin Group, Inc. was founded in November of 2011 by our sponsor, SABA Group, LLC. Between January and May 2012, we entered into combination agreements with each of the Partner Companies. The closing of the combination agreements will occur concurrently with the closing of this offering and our operating divisions will consist of the operations of the following Partner Companies:

•

TMG Auction Services:    Taylor & Martin Enterprises, Inc., a leading full-service auction company for transportation and agricultural capital assets, and Deanco Auction, a leading full-service auction company for agricultural and industrial capital assets and automobiles.

•

TMG Reverse Logistics:    International Enterprises, Inc., which we believe is one the largest liquidation specialists in the U.S. for the liquidation of returned consumer goods from retailers; Jay Group, which we believe is one of the world’s largest surplus and returned footwear liquidators and has a well-established global liquidation network that handles the liquidation of over ten million pairs of shoes annually; and Image Microsystems, Inc., which is a leading provider of reconditioning and recycling services to OEMs of electronic consumer products.

See “Certain Relationships and Related Party Transactions – Background.”

Industry Overview

The value of the assets sold on the secondary market is very large while the industry for the conversion of these assets into cash is relatively undeveloped. According to information derived from the Reverse Logistics Report and the Blumberg Data, the reverse logistics market in North America is at least $137 billion annually. According to Manfredi & Associates, pre-owned capital asset auction proceeds worldwide are $100 billion annually, of which approximately $25 billion are attributable to North America. Based on this information, we estimate our total addressable market to be at least $162 billion. Currently, a significant volume of these pre-owned capital assets are processed by used equipment dealers or sold directly by owners and a significant volume of excess inventory and returned consumer goods are liquidated directly by the owners, primarily OEMs and retailers, in a process that requires significant time and effort thereby diverting their attention from their core operations. We provide solutions for the conversion of assets into cash and we believe based on our industry experience that we do this at some of the highest obtainable prices and in an efficient and timely manner.

The main growth drivers for the assets within the segments of the market in which we operate vary according to the industry in which the buyers, sellers and assets reside. However, we believe that our marketplaces and solutions are applicable across various types of assets and we intend to leverage our expertise across our operating divisions to maximize recovery values for our customers.

The Auction Industry

The supply of pre-owned commercial trucks and trailers and agricultural, construction and industrial equipment continues to grow as manufacturers produce new equipment and existing pre-owned equipment remains viable. These types of equipment generally have long useful lives, driven by manufacturing durability and generally limited product changes. The price differential between new and pre-owned values presents a compelling economic case for buyers to buy these pre-owned assets rather than new assets. This in turn provides owners a market to continually sell and upgrade their assets, which is important to businesses seeking to manage their fleet size and inventory. Over the course of their useful lives, these types of assets may be resold multiple times. This longevity and durability gives rise to a large global stock of pre-owned capital assets of this type. While the volume of transactions in these assets is large, only a fraction of the total volume is currently traded through auctions, with the majority being sold directly by owners or through dealers and brokers.

We believe that auctions represent an increasingly popular distribution channel for pre-owned transportation, construction and agricultural equipment as auction companies’ capabilities expand thereby enabling them to offer sellers an efficient marketplace that maximizes recovery values. We believe that the main drivers of growth for these types of capital assets sold through auctions include:

•	The ability of auctioneers to quickly deliver high net proceeds on the sale of pre-owned capital assets, which can often times exceed the value for which the seller originally purchased the asset;

•

The ability of auctioneers to sell high volumes of pre-owned capital assets thereby attracting sellers with large quantities of goods such as transportation and agriculture companies, equipment companies, regional banks, insurance companies, among others;

•	The convenience for buyers who want to evaluate equipment from a range of manufacturers rather than being restricted to a single supplier;

•	Cost-conscious buyers looking for a discount relative to the costs of new equipment;

•	Convenience of an Internet platform where customers can easily review and share information and purchase equipment without traveling to a live auction;

•	The increasing trust by sellers and buyers in the transparency of the auction process;

•	Technological improvements increasing the pace of product obsolescence and, therefore, the turnover of pre-owned capital assets; and

•

Increasingly more stringent government regulation of emissions that have resulted in new equipment that is significantly more expensive to purchase and operate, thereby making the purchase of pre-owned equipment more cost effective.

The Reverse Logistics Industry

OEMs and retailers have limited abilities to efficiently process large volumes of excess inventory and returned consumer goods. According to the Reverse Logistics Report, the value of returned consumer goods alone is approximately 6% to 10% of retail sales. These returned consumer goods, along with excess inventory, are typically either liquidated by the retailer on the secondary market or sent back to OEMs in a process referred to as reverse logistics. While OEMs and retailers have multiple disposal options, such as selling goods “as-is,” reconditioning, or recycling, they have limited infrastructure to make an optimal decision to maximize the recovery values of these goods.

Once a product enters the secondary market, the company receiving the returned product has many disposal options from which to choose. If the product can be returned to the supplier for a full refund, the company may choose this option first. If the product has not been used, it may be resold to a different customer, or it may be sold through an outlet store. If it is not of sufficient quality to be sold through either of these options, it may be sold to a liquidation company that will sell the product in other channels, such as at flea markets or for export to a foreign market. The following table presents the composition of the sellers on the secondary market according to a 2008 estimate, the most recent such estimate available, contained in the Reverse Logistics Report:

Percent

Retail	38.6%
Auctions	30.1
Flea markets	10.0
Value retailers	9.1
Dollar stores	5.4
Manufacturer outlet stores	4.3
Pawn shops	1.7
Charities	0.8

Total	100.0%

If the excess inventory or returned consumer good cannot be sold “as is,” or if the company can significantly increase the selling price by repairing, reconditioning, refurbishing or remanufacturing the consumer good, the company may perform these activities before selling the consumer good. If the company does not perform these activities in-house, a third-party company may be contracted, or the consumer good can be sold outright to a repair, reconditioning, refurbishing or remanufacturing firm.

After performing these activities, the excess inventory or returned consumer good may be sold as a repaired, reconditioned, refurbished or remanufactured, but not as new. If the consumer good cannot be repaired, reconditioned, refurbished or remanufactured in any way, because of its poor condition, legal implications, or environmental restrictions, the company will try to dispose of the consumer good for the least cost. Any valuable materials that can be reclaimed will be reclaimed, and any other recyclable materials will be removed before the remainder is finally sent to a landfill.

Reverse logistics remains an emerging industry that is not dominated by any individual or group of service providers. Reverse logistics service providers are numerous and fragmented and operate in a continuously evolving industry. The growing number of governmental regulations, elevated environmental concerns associated with responsible disposal of excess inventory or returned consumer goods, such as eWaste, and increasing transportation costs are expected to continue to increase the risks and liabilities that OEMs and retailers face on the secondary market for their excess inventory and returned consumer goods. Consequently, reverse logistics services, whether provided in-house or by third parties, is expected to be increasingly important.

The supply of excess inventory and returned consumer goods also continues to grow and OEMs and retailers have increasing volumes of varied categories of merchandise that require processing. We believe that reverse logistics solutions are becoming an increasingly attractive service as OEMs and retailers recognize the incremental value they can recover for their excess inventory and returned consumer goods. The supply of excess inventory and returned consumer goods on the secondary market results from a number of factors, including:

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Return Policies of Large National and Online Retailers:    The increasingly flexible return practices of many large national retailers and online shopping sites result in a continuous supply of excess inventory and returned consumer goods, a significant portion of which must be liquidated.

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Supply Chain Inefficiencies:    Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving consumer preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the supply of excess inventory consumer goods.

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Product Innovation:    Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of excess inventory.

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Compliance with Government Regulations:    An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of excess and returned electronic consumer goods that would otherwise be disposed of as waste.

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Increasing Focus by Companies to Seek Green Solutions for Excess Inventory:    Most organizations appreciate the growing need to be environmentally friendly by improving their management of end of life or excess electronic consumer goods, including creating the need to repurpose or efficiently redistribute excess inventory to minimize waste and maximize value for themselves and the communities they serve.

Our Competitive Strengths

After this offering we believe that the following strengths will differentiate our company and create a compelling platform for sales and profitability growth.

Core competitive strengths in our TMG Auction Services operating division include:

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Proven and Reputable Auction Services Business:    We have been conducting auctions for over 75 years and we believe we are one of the largest commercial truck and trailer auctioneers in the nation in terms of GAP. We have specialized expertise in the auction and appraisal of transportation, agricultural and industrial capital assets. This broad and deep knowledge of the capital asset auction market over many decades gives us a reputation of being experts in the field.

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Scalable Operating Model:    We will have an auction operating platform that we believe makes us, on a combined basis, one of the nation’s leading full-service auction companies. Our operating platform provides an established sales and general and administrative infrastructure that we plan to leverage as our auction volumes grow.

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Extensive Network of Leased and Owned Auction Sites:    We will have a nationwide network of leased and owned auction sites that are capital efficient and flexible, providing us with considerable operating capacity. In particular, we expect that our Partner Companies’ network of leased auction sites will allow us considerable operating capacity without incurring significant additional expense.

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Internet Auction Capabilities:    We conduct live physical auctions with simultaneous Internet bidding worldwide. This allows us to broaden our customer reach, which results in increased bidding activity. Since we began offering online bidding in 2007, we have developed and honed our online auction capability and have conducted over 5,500 successful online transactions and generated over 25,000 registered bidders from all 50 U.S. states and seven countries.

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Proprietary Information Systems and Databases:    We have proprietary auction software that fully integrates the auction registration, sales and settlement processes, allowing us to conduct back-office support seamlessly. We believe that this capability will enable us to efficiently integrate future acquisitions. Our auction software has allowed us to capture ten years of auction data, which we store in a proprietary database. We believe that this data is a valuable tool and allows us to more accurately appraise assets based on historical information, spot geographic or end-market customer trends, and better market to our customers.

Core competitive strengths in our TMG Reverse Logistics operating division include:

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TMG Complete Solution, across Categories, for OEMs and Retailers:     TMG Reverse Logistics offers our customers multiple liquidation pathways across categories of goods that we believe enable OEMs and large retailers to achieve maximum net recovery values. In addition, our TMG Complete Solution encompasses services that will enable us to process excess inventory and returned consumer goods for OEMs and retailers. These services include return center operations, reverse logistics software, reconditioning services and coordination of recycling and disposal.

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Proprietary Software Solutions:    Our recently developed proprietary reverse logistics software solutions, which we call TMG Return Point, enable complete reconciliation of returned products from the point of return by the consumer to final disposition and liquidation. Such capabilities are critically important to OEMs and retailers who must comply with a growing number of governmental regulations regarding the proper disposal of various consumer goods. Our reverse logistics software solutions are utilized by a leader in business-to-business and retail office products distribution with over $7 billion in sales in 2011.

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Well-Established Global Liquidation Network:     We have developed a global liquidation network over the last 79 years that regularly sources excess inventory and returned footwear from 13 countries and liquidates them in 36 foreign countries, with an emphasis on emerging markets in West Africa, Central America and North and Central Asia, and handles the liquidation of over ten million pairs of shoes annually. We have targeted liquidation channels in these geographic areas because we believe they offer significant future growth potential. Our required capital investment in these geographic areas is minimal because we liquidate our footwear directly from our warehouse in North Carolina and through our strategic relationships in Brazil and China rather than having a physical presence in the markets into which we liquidate. We maximize our impact in the market by utilizing our long-term relationships with our wholesale buyers who are experienced in these markets and appreciate local demand dynamics. Although the Partner Company that engages in this business has historically only liquidated footwear exclusively in 2010 and 2011, we believe we can utilize this well-established network for a broader range of excess inventory and returned consumer goods to maximize our customers’ recovery values and better serve our customer’s brand and channel control needs.

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Well Established Infrastructure that Mitigates the Impact of Transportation Costs:    Transportation costs are a major factor impacting the net recovery values of excess inventory and returned consumer goods. Based on our senior management team’s expertise and experience in the industry, we believe that the existing reverse logistics industry infrastructure is predicated on $2.00 per gallon fuel costs, which means reducing transportation distances is increasingly important as fuel costs have risen in the past and may continue to rise. As such, we believe that our strategically located facilities, which are in significant commercial regions, provide us a competitive advantage over our competitors who do not have facilities in or near these significant commercial regions. Our facilities allow us to achieve higher net recovery values for our customers by reducing transportation costs, which are a major factor impacting the net recovery values of excess inventory and returned consumer goods.

Core competitive strengths in our platform company include:

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Large and Comprehensive Platform for the Optimal Liquidation of Various Assets:    By combining the operations of our TMG Auction Services and TMG Reverse Logistics operating divisions through this offering and the Combinations, we believe based on our industry experience that we have created one of the nation’s largest and most comprehensive platforms for the liquidation of assets. Our Partner Companies’ liquidation pathways processed approximately $346 million in total liquidation volume in 2011. We believe that our scale and wide array of services will enable us to generate significant demand across a large audience of potential buyers as well as a broad set of liquidation pathways. In turn, we believe that our platform will enable our customers to achieve maximum recovery values for their assets.

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Industry-leading, Experienced Management Team with Proven Track Record:    We have a proven and experienced senior management team. Our TMG Auction Services senior management team has an aggregate of more than 110 years of experience in the auctioning of pre-owned capital assets and our TMG Reverse Logistics senior management team has an aggregate of more than 100 years of experience in the liquidation business and helped pioneer the reverse logistics industry in the late 1980’s and early 1990’s. We believe that the reputation, experience and industry knowledge of our senior management team will provide us with an advantage over many of our competitors when calling on prospective customers. Additionally, our Chief Executive Officer is experienced in combining family-owned operating companies in fragmented industries.

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Global Network of Industry Contacts:    Our senior management team’s network of contacts and detailed industry knowledge gives us access to a broad network of existing and potential customers and provides us with a basis to grow revenues and expand customer share in an efficient and competitive manner.

•

Decentralized Operating Model Supported by a Highly Experienced Senior Management Team:     We anticipate that members of management of the Partner Companies and companies we may acquire in the future will remain responsible for their daily operations, while our senior management will develop and implement growth strategies, leverage top-line and operating synergies among our Partner Companies and provide administrative and financial control over our consolidated operations.

Our Growth Strategy

We intend to grow our business by utilizing the highly complementary nature of our two operating divisions and our senior management team’s experience, expertise, strategic relationships and industry recognition. We believe that we will be well positioned to leverage the scale of our combined businesses to become a leading global provider of marketplaces and solutions for the liquidation of pre-owned capital assets and excess inventory and returned consumer goods. We plan to achieve this objective by implementing and executing our growth strategy, the key elements of which include:

•

Focus on Core Competencies and Existing Markets:     We intend to focus on our core competencies, which encompass the liquidation of transportation, agricultural and industrial capital assets through live and Internet auctions and complete reverse logistics capabilities for the liquidation of excess inventory and returned consumer goods. We believe that the markets for these assets remain significantly underpenetrated and that our senior management team’s expertise will enable us to expand our market share.

•

Cross Sell Services Across Our Operating Divisions:     Our Partner Companies have historically focused on their core categories of capital assets and excess inventory and returned consumer goods. We believe that there exist substantial cross selling opportunities across our Partner Companies to provide a more comprehensive suite of services across a broader array of product categories. We believe that these cross selling opportunities will also position our TMG Reverse Logistics operating division to capture a larger share of business from OEMs and retailers.

•

Acquire Complementary Businesses:     We intend to increase our share of the liquidation market by expanding our operations geographically and across new, complementary markets and assets. We expect to focus on identifying additional partner companies that will offer us new or complementary areas of expertise, technology advancements, marketing capabilities customer bases, geographic territories or asset classes.

•

Pursue Market Opportunities with OEMs and Retailers:    We believe based on our industry experience that OEMs and retailers have significant volumes of excess inventory and returned consumer goods and limited capabilities in the reverse supply chain to manage these goods. According to a Blumberg

Advisory Group report from 2010, the most recent date for which such information is available, the reverse logistics market in North America is $137 billion annually. Most OEMs and retailers have limited capability to maximize the value they receive on these excess inventory and returned consumer goods. We intend to leverage our TMG Complete Solution, as well as our senior management team’s industry contacts, to target additional OEMs and retailers to increase our customer base.

•

Expand Sales Force to Leverage Existing Infrastructure:     We intend to increase our sales force within our operating divisions to organically grow our business. We believe that we can generate substantial additional revenues through our auction platform with minimal additional expense by significantly increasing the number of transactions conducted on our existing platform.

We expect available borrowing under our revolving credit facility and available cash flows from operations to be sufficient to support our ongoing business. We anticipate borrowing additional funds outside our credit facility to fund the cash consideration paid in any future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Pro Forma Combined Liquidity and Capital Resources – Possible Acquisitions and Capital Expenditures.”

Our Operating Divisions

We expect that our Partner Companies’ combined marketplaces and solutions will constitute a platform with a comprehensive suite of services which we believe based on our industry experience will enable our customers to obtain some of the highest obtainable prices for their assets in an efficient and timely manner. We plan to provide services for the liquidation of assets through our two operating divisions:

•	TMG Auction Services: Through Taylor & Martin Enterprises and Deanco Auction we provide live auctions with simultaneous world-wide Internet bidding, appraisals and equipment leasing.

•

TMG Reverse Logistics:     Through International Enterprises, Jay Group and Image Microsystems we provide a comprehensive suite of reverse logistics services that helps OEMs and retailers maximize net recovery values of their excess inventory and returned consumer goods. Our services include liquidation, return center operations, reverse logistics software, such as TMG Return Point, as well as reconditioning, recycling and disposal services.

We believe that our operating divisions are complementary and our experience, expertise, strategic relationships and industry recognition provide us with a unique opportunity to leverage our historical operations for future growth. Namely, we intend to increase our market share within our existing targeted markets and to expand into additional categories of pre-owned capital assets and excess inventory and returned consumer goods.

The following table presents the pro forma combined unaudited revenues generated by our two operating divisions for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,		Percentage Change Between Years Ended December 31, 2010 And 2011	Percentage Change Between Six Months Ended June 30, 2011 and 2012
	2010	2011	2011	2012
		(In thousands)
TMG Auction Services	$30,498	39,746	20,276	21,026	30.3%	3.7
TMG Reverse Logistics	67,317	91,087	44,566	52,306	35.3	17.4

Total	$97,815	130,833	64,842	73,332	33.8	13.1

TMG Auction Services

Through Taylor & Martin Enterprises and Deanco Auction, we operate what we believe is one of the largest marketplaces for the sale of pre-owned transportation, agricultural and industrial capital assets. In 2011, we conducted 110 auctions at over 24 owned or leased locations with simultaneously offered world-wide Internet bidding and generated total gross auction proceeds of approximately $263 million. We operate highly efficient marketplaces that enable sellers and buyers worldwide to exchange capital assets. We primarily sell commercial trucks and trailers and agricultural equipment through unreserved public auctions. In addition, through Taylor & Martin Enterprises we also provide appraisals and equipment leasing services for commercial trucks and trailers and agricultural equipment. Our TMG Auction Services operating division will consist of two primary activities:

•

Live Auctions with Simultaneous World-Wide Internet Bidding:    Includes auctions of capital assets, with an emphasis on commercial trucks and trailers and agricultural equipment. In 2011, through Taylor & Martin Enterprises and Deanco Auction our auction marketplaces connected over 3,000 unique consignors to over 5,700 unique buyers, from among 16,100 unique bidders located across all 50 U.S. states and in 14 countries.

•

Appraisals and Equipment Leasing:    Through Taylor & Martin Enterprises we provide appraisals for leading lenders, insurance companies, operators, bankruptcy courts and other capital asset owners and leasing of commercial trucks and trailers and agricultural equipment. In 2011, we appraised approximately 545,000 pieces of capital assets with an aggregate appraised value of approximately $5.9 billion.

The following table presents the pro forma combined unaudited revenues generated by our TMG Auction Services operating division for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(In thousands)
Live auctions with simultaneous world-wide Internet bidding	$26,600	35,302	18,313	19,336
Appraisals and equipment leasing	3,193	3,395	1,573	1,522
Other(1)	705	1,049	390	168

Total	$30,498	39,746	20,276	21,026

(1)	This includes revenues from outside advertising, subscriptions to value guides and miscellaneous storage revenues.

Consignor and Bidder Services

We consider both bidders and consignors in our auctions to be our customers. We believe our value-added services are an integral part of our business and strengthen our relationships with our repeat bidders and consignors and allow us to capture repeat business. For each of the capital asset categories in which we deal we provide value-added services, including:

Consignor Services

We offer value-added services to consignors primarily in the areas of sales optimization and settlement and customer support.

•	Sales optimization encompasses all of the services necessary to prepare assets for a successful auction and consists of:

•

determining the marketplace and sales strategy, based on our over 75 years of specialized asset experience, that creates the greatest value for the individual asset using our real time transaction systems and accumulated data to support ongoing optimization;

•	using a variety of both online and traditional marketing methods to promote our consignors’ assets and generate the greatest interest in each asset;

•

providing digital images and recordings of the assets to be auctioned and combining the images and recordings with supplemental asset information that we research, collect and use to enhance asset descriptions; and

•	publishing, displaying and promoting maintenance and title histories.

•	Our settlement and customer support services are designed for successful and reliable completion of transactions and consist of:

•	qualifying bidders to ensure their compliance with applicable consignor-mandated terms of sale, as well as to confirm their ability to complete a transaction;

•	collecting payments on behalf of consignors prior to delivery of any assets and disbursing the net proceeds after expenses to the consignors after the satisfaction of all conditions of a sale;

•	enabling consignors and buyers to track and monitor the status of their transactions throughout the sales process; and

•	providing full customer support throughout the transaction process and dispute resolution for our customers if needed.

We solicit asset consignments ranging from large groups of assets offered by multi-national corporations to a single asset consigned by local owner-operators. For larger consignments, our service typically begins with an asset appraisal that gives the prospective consignor a credible estimate of the value of the appraised asset. We are a licensed motor vehicle dealer in six states, a licensed auction firm in 13 states and a licensed auctioneer in 19 states (while operating in three additional states that do not require auctioneer licenses), which provides us a breadth of geographic coverage that we believe is attractive to our consignors looking to maximize their buyer reach. We believe that our consignors choose to sell their assets at our auctions, rather than through other channels or other auction companies, because they believe that selling at our auction is the best way to maximize the net proceeds on the sale of their assets. We also believe that consignors of capital assets choose to sell their capital assets at our auctions because they trust an auction process where most of our auctions are no-reserve auctions, which minimizes the amount of unsold capital assets.

We offer consignors several contract options to meet their individual needs and sales objectives which consist of:

•

Consignment Sales:    where the consignor receives the gross proceeds from the sale less a pre-negotiated commission rate. These arrangements represented 56.6%, 53.0%, 53.1% and 52.3% of the total pro forma combined revenues of TMG Auction Services for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

•

Purchase and Resale:    where we purchase a seller’s capital asset and subsequently resale the asset through our auctions. These arrangements represented 30.6%, 35.8%, 37.2% and 39.7% of the total pro forma combined revenues of TMG Auction Services for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

•

Shared Recovery Arrangements:    where the consignor receives a guaranteed minimum plus an additional amount if auction proceeds exceed a pre-determined threshold. These arrangements represented a nominal portion of our pro forma combined revenues.

Our commission structure reflects the degree of risk we assume in connection with the asset being sold. In general, on similar packages of assets, we factor in a lower commission rate for consignment sales than for shared recovery arrangements. In the case of outright purchases, pricing takes into account the risks we assume and our expected margin. We manage the risk associated with our underwritten business by performing detailed appraisals of the assets and involving valuation specialists and senior management in the decision making process. In addition, prices of the assets in which we typically deal have not historically fluctuated significantly during the short time prior to the auction that we are exposed to risk of loss on our purchased assets.

Bidder Services

Many of the services we provide to consignors also benefit bidders by providing them with the information necessary to make a more informed purchase and to receive the assets they purchased. Our bidder-focused services consist of:

•	notifying bidders of upcoming auctions based on their registered preferences and prior transaction history;

•

facilitating our bidders’ search of our marketplaces for assets, through both our printed catalogue and our online databases, based on a variety of criteria and personalized settings, including asset category, keyword, condition, geographic location and auction ending date; and

•	providing several electronic payment options, serving as a trusted market intermediary and verifying transaction completion.

We believe our target auction customer database, which contained over 383,000 and 384,000 customer names as of December 31, 2011 and June 30, 2012, respectively, significantly enhances our ability to market our auctions effectively. We typically send tens of thousands of print and digital direct marketing materials per year to strategically selected customers from our database as part of our comprehensive auction marketing service. We also conduct targeted regional and industry-specific advertising and marketing campaigns, use social media and participate in a variety of industry trade shows, associations and other industry forums to generate awareness of us, our marketplaces and our auctions. In addition, we present information about the majority of the assets at our upcoming auctions on our websites so that potential bidders can review asset descriptions and view photographs and video of many of the items to be sold.

The following tables present the pro forma combined unaudited gross auction proceeds and the unaudited auction service revenue rate on such proceeds for assets by type auctioned by us and the pro forma combined unaudited gross auction proceeds for our owned-and leased-site auctions for the periods indicated:

	Year Ended December 31,
	2010		2011
	Gross Auction Proceeds(1)	Auction Service Revenue Rate	Gross Auction Proceeds(1)	Auction Service Revenue Rate
		(In thousands)

Commercial trucks and trailers	$161,510	7.6%	$166,042	8.2%
Agricultural, construction and industrial equipment	53,054	4.4	59,807	7.7
Automobiles	35,324	7.7	36,946	7.8

Total	$249,888	6.9	$262,795	8.0

	Six Months Ended June 30,
	2011		2012
	Gross Auction Proceeds(1)	Auction Service Revenue Rate	Gross Auction Proceeds(1)	Auction Service Revenue Rate
	(In thousands)

Commercial trucks and trailers	$71,908	8.5%	$79,905	8.3%

Agricultural, construction and industrial equipment	34,888	9.3	30,295	8.3

Automobiles	21,189	6.9	20,108	9.0

Total	$127,985	8.4	$130,308	8.4

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Combined — Key Business Metrics — Total liquidation volume” for a discussion of gross auction proceeds.

Our Auctions and Marketplaces

Through Taylor & Martin Enterprises and Deanco Auction, we have a nation-wide network of owned and leased site auction marketplaces that serve as an efficient and convenient method for the sale of our customers’ capital assets. Taylor & Martin Enterprises has operated auction marketplaces for over 75 years and Deanco Auction has operated auction market places for over 20 years. Over this time we have developed a reputable platform that is trusted by our customers that enabled us to connect over 3,000 unique consignors to over 5,700 unique buyers, from among 16,100 unique bidders, located across all 50 U.S. states and 14 countries in 2011 alone. We also conduct simultaneous Internet bidding during our live auctions on our online auction marketplaces at www.TMILive.com, www.deancoauction.com, and www.bidbuynow.com. Our network of auction sites and online marketplaces allows consignors to conduct business in an efficient auction environment by reaching a broad audience of bidders in multiple geographies. In addition, our marketplaces provide bidders globally access to an organized supply of commercial trucks and trailers, agricultural, construction and industrial equipment, among other capital assets. Our combined platform includes several marketplaces, including the following:

•	Owned-Site Marketplaces: Our owned-site auction marketplaces in South Sioux City, Nebraska, Philadelphia, Mississippi, Tunica, Mississippi and Dothan, Alabama.

•	Leased-Site Marketplaces: Our leased-site auction marketplaces, which consisted of 20 locations in 11 states in 2011.

•	www.TMILive.com: Our www.TMILive.com marketplace, which has historically served as the online auction marketplace for Taylor & Martin Enterprises.

•	www.deancoauction.com: Our www.deancoauction.com marketplace, which has historically served as the online auction marketplace for Deanco Auction.

•	www.bidbuynow.com. Our www.bidbuynow.com marketplace, which we recently launched to enhance our business-to-business auction capabilities in respect of excess inventory and returned consumer goods.

Our leased site model provides us with a capital advantage relative to solely using owned sites. Our leases are typically a few weeks in length and allow us the geographic flexibility to conduct auctions where it may be advantageous for us on the basis of the location of consignments, bidders, or both. A leased-site model also allows us the flexibility to negotiate more favorable leasing terms. Our online auction marketplaces allow us to broaden the number of auction bidders for those unable to travel to our live auctions. Customers who are successful bidders participating in our online auctions pay a fee equal to the lesser of 2.25% of the purchased unit or a specified maximum amount for using our online auction services, which provides us an additional source of revenues.

The following tables present the pro forma combined unaudited gross auction proceeds for our owned-and leased-site auctions for the periods indicated:

	Year Ended December 31, (1)		Six Months Ended June 30, (1)
	2010	2011	2011	2012
	(In thousands)
Owned-site(2)	$133,337	147,627	72,504	69,961
Leased-site(2)	116,551	115,168	55,481	60,347

Total	$249,888	262,795	127,985	130,308

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Business Metrics – Total Liquidation Volume” for a discussion of gross auction proceeds.

(2)	Substantially all of our owned- and leased-site auctions are live auctions with simultaneous worldwide bidding over the Internet, except that our automobile auctions do not feature Internet bidding.

The following table presents certain combined auction information for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
Number of auctions	108	110	48	52
Number of unique consignors(1)	2,765	3,015	1,990	2,075
Number of unique buyers(1)	5,660	5,760	3,400	3,725
Number of unique bidders(1)	12,500	16,030	8,915	9,990
Number of total auction participants(2)	31,400	39,300	19,400	21,000
Number of countries represented by unique bidders(1)	9	14	9	9

(1)	This measure counts each person only once, regardless of the number of auctions that person attends or the number of consignments, purchases or bids that person makes.

(2)

This measure counts each registered buyer that participates in more than one auction as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Key Business Metrics – Total Auction Participants.”

Appraisals, Equipment Leasing and Consulting Services

In addition to providing auction marketplaces, through Taylor & Martin Enterprises we also provide appraisals, equipment leasing and consulting services to leading lenders, insurance companies, operators, bankruptcy courts and others. We performed 1,009, 942, 533 and 535 appraisals of capital assets with an aggregate appraised value of $4.6 billion, $5.9 billion, $2.8 billion and $3.2 billion during the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively. In 2011 we believe that we were the largest appraisal company of commercial trucks and trailers in the United States in terms of number of appraisals. Our appraisal services also encompass an array of capital assets including construction and agricultural equipment.

Our auction and appraisal businesses provide us the opportunity to collect valuable information regarding pricing data for particular asset classes in particular regions among particular consignors, bidders, sellers and buyers. We collect, analyze and disseminate this proprietary information to our appraisal and consulting professionals. Our utilization of this information allows us to provide our customers with reliable appraisals, which, in turn, generates more appraisal opportunities for us.

Our familiarity and expertise in the auctioning and appraising of commercial trucks and trailers provides us with unique opportunities to lease these assets when advantageous for us to do so. In turn, our ability to lease these assets enhances the breadth of the services we provide. We offer flexible leasing solutions at competitive rates on commercial trucks and trailers. We leased capital assets that have a gross market value of approximately $5.4 million and we generated approximately $1.1 million, $1.0 million, $525,000 and $460,000 in revenues from leasing activities during the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively.

Sales and Marketing

We use a variety of sales and marketing approaches to attract consignors, bidders and other customers. At June 30, 2012 we employed 23 sales representatives and 20 service-focused managers. We primarily rely on our regionally-focused sales representatives to develop relationships and source consignments within their respective territories. We also have a separate group of managers focused on generating appraisal business and marketing our equipment leasing and consulting services.

To support our sales efforts we market our services to consignors, bidders and other customers through various advertising and promotional efforts. These efforts include print and online advertisements as well as brochures. In addition, our sales representatives and service-focused managers attend trade shows across the country. Our websites are also another important component of our marketing efforts. During 2011, we had 104,000 unique visits to our website and more than 268,000 visits in total.

We intend to leverage our TMG Auction Services platform to generate incremental sales growth. This will primarily be focused on increasing the number of sales representatives to cover more territories as well as existing territories in greater depth. In turn, we expect to generate additional consignments resulting in greater gross auction proceeds per auction. In addition, we intend to market our expertise in the appraisal of commercial trucks and trailers to acquire more business in the appraisal of other capital assets. We also expect that as we market our appraisal capabilities we will obtain more consignments as customers become aware of our auction services.

TMG Reverse Logistics

Through International Enterprises, Jay Group and Image Microsystems, we believe based on our industry experience that we operate the most comprehensive platform for the efficient and timely liquidation of excess inventory and returned consumer goods. In 2011, we conducted approximately 14,000 sales to approximately 3,000 different potential buyers by leveraging our relationships with our global network of buyers. Our combined services will provide our OEM and retail customers with not only liquidation services on the secondary market, but also return center operations, reverse logistics software, reconditioning services, and coordination of recycling and proper disposal. A significant percentage of excess inventory and returned consumer goods are not salable on the secondary market hence product liquidation alone does not provide maximum net recovery for all OEM and retailer excess inventory and returned consumer goods. We believe that providing our customers with a comprehensive, “one-stop,” suite of services to address their secondary market needs will give us a competitive advantage in acquiring and maintaining customers relative to companies that focus exclusively on product liquidation. Our TMG Reserve Logistics operating division consists of four primary services:

•

Liquidation Services:    Through International Enterprises, Jay Group and Image Microsystems, we provide multiple liquidation pathways that we believe enable our customers to maximize their net recovery values on their excess inventory and returned consumer goods. Moreover, our streamlined management structure allows us to quickly price and process inventory which is a critical factor in maximizing net recovery values.

•

Return Center Operations:    Through Image Microsystems we offer complete reverse logistics processing that includes disposition of all excess inventory and returned inventory, warehousing, and shipping, with full reconditioning programs for high value electronics and other goods, which are typically goods that cannot be returned to a retail store in the primary market.

•

Reverse Logistics Software:    Through Image Microsystems we provide proprietary software, which we call TMG Return Point, that allows our customers to process all of their excess inventory and returned inventory from the point of receipt through to final disposition. We believe that the desirability and functionality of our reverse logistics software will provide us with a strategic competitive advantage with our customers that will make it difficult for competing liquidation companies to capture our customers’ liquidation business.

•

Reconditioning Services and Coordination of Recycling and Proper Disposal:    Through Image Microsystems we provide reconditioning services that are managed by an internally designed and developed proprietary information system and process. These systems also provide software-tracking that allows tracking of inventory that is processed, reconditioning, liquidated or recycled.

We have strategically located warehouses and other facilities in five major commerce states, including California, Florida, North Carolina, Ohio and Texas, which enable us to efficiently deliver our solutions for the liquidation of our customers’ excess inventory and returned consumer goods. We have also developed proprietary reverse logistics software, which we call TMG Return Point, that we believe is unrivaled in the industry and enables complete reconciliation of returned products from the point of return by the consumer to final disposition and liquidation.

The following table presents the pro forma combined unaudited revenues generated by our TMG Reverse Logistics operating division for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(In thousands)
Sales	$62,272	83,189	41,143	48,162
Services	5,045	7,898	3,423	4,144

Total TMG Reverse Logistics revenues	$67,317	91,087	44,566	52,306

Liquidation Services

We plan to provide product liquidation services as a standalone service or as a component of our TMG Complete Solution, depending on the needs of our customers. We provide our OEM and retail customers with a number of liquidation pathways to maximize their net recovery values on their secondary market excess inventory and returned consumer goods, including:

•	factory outlets,

•	flea markets,

•	bulk business-to-business buyers,

•	live and online auctions,

•	export sales, and

•	retail stores.

Product liquidation is the primary way TMG Reverse Logistics generates revenue. We typically price our product liquidation services in one of three ways:

•	purchase and sale, where we buy and take title to the product from our customer at some percentage of our customer’s indicated cost for the product;

•	consignment sales, where we do not take title to the product but instead liquidate the product on our customer’s behalf and receive a commission therefor; or

•

shared recovery arrangements, where we provide our customer with a guaranteed minimum return on liquidation of the product, “the floor”, we capture all amounts in excess of the floor up to a negotiated amount, “the ceiling”, and then we and our customer share at a negotiated percentage the amount in excess of the ceiling.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Components of Revenues and Expenses.”

We conduct our product liquidation processes while adhering strictly to our customers’ brand and channel control requirements. Unlike many of our competitors who liquidate products with the exclusive objective of maximizing the proceeds of that particular liquidation, we manage our liquidation processes to maximize the proceeds of that particular liquidation, but not at the expense of our customers’ overall brand and channel control.

Another focus of our liquidation services is to limit the amount of time that lapses between the date a prospective customer requests a proposal from a liquidation service provider, such as us, to liquidate assets to the date a contract is agreed for such liquidation. Based on our management team’s experience, we believe that speed is critical in the liquidation business because an excess inventory or a returned consumer good that needs to be liquidated generally loses more value the longer that product remains in the secondary market. Consequently, expedited liquidations are often critical to maximizing net recovery values. We believe we are able to respond more quickly to prospective and returning customers than some of our larger competitors because we do not have a multi-tiered management approval process. Instead, we have a flat management approval process that allows our management to make decisions and respond to customer requests promptly.

Return Center Operations

Through Image Microsystems we offer our customers an outsourcing service of inventory, warehousing, and shipping, with full reconditioning and inspection programs including logistics for “A” goods, which are typically goods that can be returned to a retail store shelf in the primary market, and “B” goods, which are typically goods that cannot be returned to a retail store shelf in the primary market. Our OEM customers can direct all store returns to us for inspection. If units have not been taken out of the box, those items can be inspected and resold out as “A” goods. Products that have been used or are defective are processed through our reconditioning process and repackaged and resold as “B” goods. We have the capability of assisting the OEM with “B” goods distribution and resale.

We generate revenues from return center operations by charging our customers fees for assessing the condition of their returns and coordinating the transportation and processing of their returns.

Reverse Logistics Software

Through Image Microsystems we provide TMG Return Point, proprietary software that allows our customers to receive and inventory returned products for shipment to our warehouses thereby reducing the costs of processing and maximizing the recovery rates. Once we have assessed the condition of the products, our software allows our customers the visibility to assess the product and determine its desired disposition, which disposition may involve liquidation, reconditioning or coordination of recycling and proper disposal.

We plan to license our software only to customers that engage us to provide liquidation services. Consequently, we expect that the desirability and functionality of our reverse logistics software will provide us with a strategic relationship advantage with our customers that will make it difficult for competing liquidation companies to capture our customers’ liquidation business.

We generate revenues from our reverse logistics software by charging our customers a licensing fee to use our reverse logistics software.

Reconditioning Services and Coordination of Recycling and Proper Disposal

Through Image Microsystems, which is ISO certified, our reconditioning services are managed by an internally designed and developed proprietary information system with software-tracking that allows customers (whether onsite at our facilities or at the customer’s facility) to track on a real-time basis the reconditioning status of any given unit while at the same time allowing us to manage the output volume and quality of the reconditioning process. This allows our clients to view their inventory, parts, parts used per unit, and the status of all equipment on a real-time basis via our secure websites. Clients may also change priorities and accelerate orders directly from this proprietary, customized web portal.

We generate revenues from reconditioning services on a per unit or hourly basis. We offer reconditioning services through our TMG Complete Solution suite of services only to customers for whom we provide liquidation services.

Similar to our reconditioning services, we provide coordination for recycling and proper disposal as part of our TMG Complete Solution only for customers for whom we provide liquidation services. We do not engage in recycling services and disposal coordination for customers on a standalone basis.

Our recycling and proper disposal coordination services are particularly geared towards OEM and retail customers that specialize in excess and returned electronic consumer goods. Recycling and disposal of excess and returned electronic consumer goods waste, or “eWaste,” presents unique challenges for OEMs and retailers and unique opportunities for liquidators like us because of increasing environmental regulations and increasing limitations placed on landfill acceptance of eWaste.

Regulatory and Compliance Matters

Our operations are subject to a variety of federal, state and local laws, rules and regulations both in the United States and internationally, which, among other things, may require us to obtain and maintain certain licenses and qualifications. Laws, rules and regulations that may apply to us include, among other things, those related to brokering sales of motor vehicles or real estate, the auction business, imports and exports, anti-bribery laws, international sanction regimes, anti-money laundering, processing payments, worker health and safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of our owned-site auction locations and other operating facilities depends upon the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our owned-site auction locations and other operating facilities, which vary among jurisdictions.

We are also subject to federal and state consumer protection laws in the United States, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on our online operations. In many states, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions and auctioneering, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. We continue to evaluate these developing laws and regulations.

See “Risk Factors – Risks Related to Our Company” for a discussion of the risks we face in respect of regulatory and compliance matters.

Properties

Our Partner Companies together have a nationwide network of owned and leased auction sites. Our auction marketplaces consist of four owned-site auction marketplaces and numerous other locations where we enter into short-term leases (often only weeks in length) with lessors with whom we have long-standing relationships. We conduct our owned-site auctions from the following locations:

Location (City, State)	Size	Year Property Acquired
	(Acres)
Dothan, Alabama (Deanco Auction)	21	2002
South Sioux City, Nebraska (Taylor & Martin Enterprises)	15	2000
Philadelphia, Mississippi (Deanco Auction)	51	2001
Tunica, Mississippi (Taylor & Martin Enterprises)	26	2007

Our owned sites have asset storage facilities available to both bidders and consignors, preparation facilities, where we provide a minimum number of repairs to our commercial trucks and trailers to make them comply with Department of Transportation requirements, and auction grounds, or similar facilities’ requirements, to facilitate our live auctions.

Additionally, we utilize a network of leased-site auction locations which allow us to conduct each of our auctions at the location that is the most convenient for our targeted consignors and bidders. In 2011, we conducted 39 auctions at 20 leased sites. In 2011, leased-site auctions accounted for approximately 44% of our aggregate gross auction proceeds. The leased sites we utilize for our auctions are selected based on location and access by way of major interstate highways and thoroughfares. The leased-site auction locations we select also have significant paved surface area and are able to accommodate our mobile auction units and facilities. The leases for our leased-site auction locations are short-term leases, in some cases as short as a few days.

To the extent practicable, our TMG Reverse Logistics operating division may in the future use the facilities described above to liquidate our excess inventory and returned consumer goods at auction. We conduct our liquidation, back-office support and regional corporate support activities from the following locations, all of which we lease:

Location (City, State)	Warehouse Space	Office Space	Expiration of Current Lease Term
	(square feet)
Austin, Texas (Image Microsystems)	84,000	12,000	December 2018	(1)
Rocky Mount, North Carolina (Jay Group)	344,600	20,000	December 2012	(2)
Miami, Florida (Jay Group)	13,500	1,500	month-to-month	(3)
Massillon, Ohio (4330 Sterilite Street, S.E.) (International Enterprises)	50,000	1,700	August 2015	(4)
Massillon, Ohio (4360 Sterilite Street, S.E.) (International Enterprises)	50,000	1,700	August 2015	(4)
Massillon, Ohio (1070 1st Street, N.E.) (International Enterprises)	8,300	1,700	August 2015	(4)

(1)	The base rent is $4.68 per square foot per year and increases each year at a rate of $0.24 per square foot per year.

(2)

This property is owned by an affiliate of the stockholders of Jay Group. In accordance with the terms of the combination agreement with Jay Group, the lease at the Rocky Mount location will be renewed on terms that are mutually agreed between David B. Jay and Taylor & Martin Group, Inc., which terms will include that the lease will (i) require us to pay all taxes and operating and maintenance expenses; (ii) have a 15-year term; (iii) have a rental rate during the first two years of the term of $1.28 per square foot; (iv) have a rental rate during the next three years of the term of $2.75 per square foot; (v) have a rental rate during the next five years of the term of $3.00 per square foot; and (vi) have a rental rate during the final five years of the term equal to the greater of (x) $3.25 per square foot and (y) the then-prevailing fair market rate.

(3)

This property is owned by an affiliate of the Jay Group stockholders. The current term of the lease is month-to-month. The lease does not provide for periodic increases in the rental rate. We have no arrangement with the affiliate of the Jay Group stockholders to secure a long-term lease at this location or otherwise modify the current provisions of the lease.

(4)

This property is owned by an affiliate of the International Enterprises stockholder. In connection with closing the Combination with International Enterprises, we will enter into a three-year lease with three five-year renewal options thereafter. The base rent is $3.71 per square foot per year for the 4330 and 4360 Sterilite Street, S.E. locations and $6.00 per square foot per year for the 1070 1st Street, N.E. location. The annual increase of $0.10 per square foot will be applied for every year we extend the lease beyond its initial three-year term. The lessor may terminate the lease after the initial three-year term by providing us with one year prior notice of the termination.

Additionally we lease warehouse space on a month to month basis in Los Angeles, California as our needs require. In addition to our operating facilities, we also lease office space in Houston, Texas, which serves as our corporate headquarters. Our lease for this office space is month to month. We intend to extend the lease for a short term and we will seek new, larger office space as soon as practicable after consummation of this offering.

Intellectual Property and Technical Infrastructure

We regard our intellectual property, particularly TMG Return Point, our reverse logistics software, auction platform, domain names, copyrights and trade secrets, as important contributors to our success. We rely on a combination of contractual restrictions and common law copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. These contractual restrictions include confidentiality and non-compete provisions. We generally enter into agreements containing these provisions with our employees, contractors and third parties with whom we have strategic relationships. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. We currently are the registered owners of several Internet domain names, including www.taylorandmartin.com, www.TMILive.com, www.deancoauction.com, www.intlenterprises.com, www.worldshoeliquidator.com, www.imagemicrosystems.com, www.bidbuynow.com and www.reverselogistics.com. We pursue the registration of our trademarks in the United States and internationally.

Our technology platform and websites are built and generated using a combination of proprietary and third-party software as well as hardware from established technology vendors. We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future.

Our development team works closely with our sales and operations teams to develop applications and technologies that can be used across our businesses to increase the scalability of our operations, add functionality to improve the experience of our customers in our marketplaces, and increase the efficiency of our operations and sales personnel.

See “Risk Factors – Risks Related to Our Company – Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results,” “Risk Factors – Risks Related to Our Company – Our Internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors” and “Risk Factors – Risks Related to Our Company – The availability and performance of our internal technology infrastructure are critical to our business.”

Competition

The asset liquidation industry is highly fragmented, competitive and growing rapidly. According to InfoUSA, there are over 10,000 auction, reverse logistics and associated services companies that deal in capital assets and excess inventory and returned consumer goods. In addition, based upon publicly available information and our senior management team’s experience, the three largest competitors in our industry collectively represent less than 2% of total combined annual gross proceeds from the sale of capital assets and excess inventory and returned consumer goods. With our combined operation divisions and scale, we believe that we will be positioned to garner substantial market share in the segments of the industry in which we operate. We currently compete with:

•

other physical site and online auction and liquidation companies, such as GAT Trading, Genco Marketplace, Gordon Brothers, Great American Group, Inc., Liquidity Services, Inc., Manheim Auctions, Inc., Ritchie Bros. Auctioneers Incorporated, Truck Centers, Inc., and WWA Group, Inc., among others;

•	non-auction and non-liquidation company competitors such as equipment manufacturers, distributors and dealers, equipment rental companies, charities, flea markets and factory outlets;

•	e-commerce providers, such as Amazon and eBay, among others; and

•	traditional liquidators and physical site auctioneers.

We expect our markets to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of capital assets and surplus and returned consumer goods.

Many of our competitors in the reverse logistics services industry focus on particular facets of the reverse logistic process rather than providing full reverse supply chain logistics. Competition within all facets of the reverse logistics supply chain is intense with a few large and numerous smaller companies. We also compete with major retailers and OEMs that have developed their own internal reverse logistics processes. Competition within the reverse logistics industry is based on service, price, supply of product, speed and accuracy of delivery and receipt of customer goods, depth of technical know-how in respect of excess inventory and returned electronic consumer goods, and the ability to tailor specific solutions to customer needs. Freight cost is a major expense component affecting the reverse logistics industry and those operators that have warehouses and other facilities in strategic locations have a distinct competitive advantage.

The Partner Companies have historically operated independently in different geographic areas in the highly fragmented auction and reverse logistics industries. Because of their respective sizes, different locations and varying individual core competencies, the Partner Companies have not historically competed against one another for business, and we do not expect them to do so following the Combinations. To the extent that we seek to acquire additional businesses in the future, we intend to focus on companies that we expect to offer us new or complementary areas of expertise, technology advancements, marketing capabilities, customer bases, geographic territories or asset classes, rather than companies that would compete with the Partner Companies for business. However, some businesses that we seek to acquire may have some competitive overlap with the Partner Companies or with other companies that we may acquire in the future.

See “Risk Factors – Risks Related to Our Company – Competition in our core markets could result in reductions in our future revenues and profitability.”

Employees

As of June 30, 2012, we employed approximately 400 full-time employees, of which approximately 90 were associated with our TMG Auction Services operating division and the balance was associated with our TMG Reverse Logistics operating division. The full-time employees of our TMG Auction Services operating division consisted of approximately 65 sales and operations personnel and the balance was administrative and managerial personnel. The full-time employees of our TMG Reverse Logistics operating division consisted of 60 sales, administrative and managerial personnel and the balance was warehouse and operating personnel.

We believe that our relations with our employees are good. We and our Partner Companies have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement or by a union.

Many of the Partner Companies have 401(k), profit sharing and other employment benefit plans. We will evaluate whether to continue existing employee benefit plans or provide new employee benefit plans.

Legal Proceedings

We are not currently party to any material legal proceedings. From time to time, we may be named as a defendant in legal actions arising from our normal business activities. We believe that we have obtained adequate insurance coverage or rights to indemnification in connection with potential legal proceedings that may arise.

Emerging Growth Company

Since we have less than $1 billion in annual revenues and will first sell our securities in a registered offering after December 8, 2011, we are an emerging growth company under the Jumpstart Our Business Startups Act of 2012. As such, our auditors will not be required to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. Additionally, we will not be required to hold a stockholder vote on executive compensation, including golden parachutes, disclose executive compensation information for up to five officers, present a compensation discussion and analysis, or disclose a comparison of executive compensation to company performance or a ratio of chief executive officer to company pay.

While an emerging growth company is not required to comply with any future financial accounting standard until such standard is generally applicable to companies that are not “issuers” under the Sarbanes-Oxley Act or comply with any rules requiring mandatory audit firm rotation and auditor discussion and analysis that may be adopted in the future, we have elected not to avail ourselves of these exclusions. Our election to comply with future financial accounting standards that are applicable to “issuers” under the Sarbanes-Oxley Act while we are an emerging growth company is irrevocable.

We will cease to qualify as an emerging growth company upon the earliest of (a) the end of the fiscal year in which our revenues exceed $1 billion, (b) the end of our fiscal year ending December 31, 2017, (c) the date on which we have issued more than $1 billion in non-convertible debt in any three-year period or (d) the date we become a “large accelerated filer” (which currently includes seasoned issuers with a worldwide public float of $700 million or more).

See “Risk Factors – Risks Related to This Offering and Our Common Stock – We are an emerging growth company and our reliance on the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.”

COMBINATIONS AND REORGANIZATION

Partner Companies

Taylor & Martin Group, Inc., which currently has no business operations, was recently incorporated in Delaware to effect the Combinations, which are expected to close concurrently with this offering. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering. The Combinations will combine the following long-established companies:

•

Taylor & Martin Enterprises was founded in 1935 in Nebraska, has become a full-service auction company for transportation and agricultural capital assets and annually conducts a large number of appraisals of these types of assets in the United States. For the year ended December 31, 2011, Taylor & Martin Enterprises conducted 50 live auctions across 12 states and sold approximately 13,300 trucks, trailers and pieces of agricultural equipment with GAP of approximately $166 million. During the same period, Taylor & Martin Enterprises also appraised 545,000 pieces of equipment with an aggregate appraisal value of approximately $5.9 billion.

•

Deanco Auction was founded in 1992 in Alabama and has grown into a full-service auction company for agricultural and industrial assets as well as automobiles. For the year ended December 31, 2011, Deanco Auction conducted 60 live auctions in two states and sold approximately 15,800 pieces of equipment with GAP of approximately $97 million.

•

International Enterprises was founded in 1982 in Ohio and we believe it has become one of the largest liquidation companies in the United States specializing in the liquidation of excess inventory and returned consumer goods. For the year ended December 31, 2011, International Enterprises conducted approximately 4,700 discrete sales with approximately 360 different buyers and had GMV of approximately $35 million.

•

The Jay Group was organized in 1989 in North Carolina as the successor to a business that commenced operations in 1933. We believe Jay Group is now one of the world’s largest excess and returned footwear business-to-business liquidators with a well-established global liquidation network that regularly sources excess and returned footwear from 13 countries and liquidates them in 36 countries, with an emphasis in emerging markets in West Africa, Central America and North and Central Asia, and handles the liquidation of over ten million pairs of shoes annually. For the year ended December 31, 2011, Jay Group conducted approximately 1,400 discrete sales with approximately 180 different buyers and had GMV of approximately $36 million.

•

An affiliated predecessor of Image Microsystems was organized in California in 1992. Since then, Image Microsystems has become a significant provider of reconditioning and recycling solutions for excess and returned electronic consumer goods. It has also developed proprietary reverse logistics software, which we call TMG Return Point, that enables complete reconciliation of goods returned from the consumer to final disposition of each particular good. For the year ended December 31, 2011, Image Microsystems conducted approximately 8,300 discrete sales with approximately 80 different buyers and had GMV of approximately $12 million.

Consideration to be Paid to Partner Company Stockholders and Certain Employees and Consultants

Taylor & Martin Group, Inc. has entered into definitive agreements to acquire each of the Partner Companies. The aggregate consideration to be paid at closing by Taylor & Martin Group, Inc. to stockholders of the Partner Companies in the Combinations consists of:

•

approximately $136.1 million in cash (plus approximately $7.3 million of aggregate payments in respect of working capital adjustments based on closing estimates we have received from Partner Company stockholders);

•

a number of shares of common stock to be issued equal to $69.0 million divided by the initial public offering price, which is equivalent to 7,669,910 shares based upon an assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); and

•	247,422 shares of common stock, which are fixed in number and have a value of approximately $2.2 million based on the foregoing assumption.

Most of the stock portion of the purchase price is a fixed dollar amount, which means the number of shares issuable to the Partner Company stockholders in the Combinations will not be known with certainty until the price per share in this offering is determined. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.” In addition to shares issuable to Partner Company stockholders pursuant to the respective Combination Agreement, we will also issue shares of restricted stock upon the consummation of this offering to employees and consultants of the Partner Companies. Such restricted shares will be issued pursuant to our 2011 Omnibus Incentive Plan. All indebtedness of the Partner Companies will be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies, and we will not assume any of the outstanding indebtedness of the Partner Companies.

In addition, the combination agreement with Image Microsystems contains a $6.0 million earnout. We estimate that the fair value of the future purchase consideration associated with this earnout as of June 30, 2012 is $2.4 million. See “ – Summary of the Terms of the Combination Agreements – Image Microsystems Earnout.”

The Partner Companies are historically positive cash flow businesses, with adjusted pro forma combined EBITDA totaling $22.4 million and $13.6 million, respectively, for the years ended December 31, 2011 and 2010 and $12.8 million and $10.9 million, respectively, for the six months ended June 30, 2012 and 2011. For a reconciliation of adjusted pro forma combined EBITDA to adjusted pro forma combined net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.” The value of the combination of the Partner Companies is primarily our ability, on a combined basis, to continue to generate, and expand our ability to generate, positive cash flow. The Partner Companies are not hard asset, capital intensive companies. As such, although there is a basis for allocating a portion of the excess purchase price to the fair market value of the Partner Companies’ tangible assets, the Partner Companies’ tangible asset bases are such that the estimated allocation of excess purchase price over book value of net tangible assets acquired to such tangible assets represents only an estimated 2% of our excess purchase price related to the Partner Companies as of June 30, 2012. We have estimated other identified intangibles based on management’s judgment representing 17% of the excess purchase price as of June 30, 2012, leaving $145.4 million, or 81%, of excess purchase price being attributable to goodwill, indicating that a large portion of the Partner Companies’ intellectual capital is associated with work force capabilities and other intellectual property that is not separable from the business and, as such, not eligible to be valued separately.

The following table sets forth certain summary information relating to the Combinations, including the consideration payable.

Partner Company(1)	Number of Shares of Our Common Stock(2)		Gross Cash(3)	Anticipated Debt of Partner Company to be Discharged at Closing(4)		Anticipated Working Capital Adjustment(5)	Net Cash Payable to Partner Company Stockholders
				(In thousands)
Taylor & Martin Enterprises	2,435,850	(6)	$30,950	(1,149)		161	29,962
Deanco Auction	1,777,778	(7)	16,000	(5,126)		1,069	11,943
International Enterprises	—		43,000	—	(10)	1,124	44,124
Jay Group	1,481,482	(8)	28,138	(10,231)		5,284	23,191	(11)
Image Microsystems	2,222,222	(9)	18,000	(2,116	)(12)	(301)	15,583

Total	7,917,332		$136,088	(18,622)		7,337	124,803

(1)

In each case represents the acquisition of all of the issued and outstanding equity interests of the respective Partner Company. In the case of Deanco, also represents the acquisition of real estate directly from the stockholder of Deanco for $5.0 million.

(2)

The calculation assumes an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). The amounts do not include shares of our common stock that will be issued in the Combinations as restricted stock pursuant to our 2011 Omnibus Incentive Plan, which are summarized in the immediately following table. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

(3)	Amount does not include working capital adjustments, if any, that may be made at the closing of the Combinations. See footnote (5) below.

(4)

Amount is based on balance sheets of the Partner Companies as of June 30, 2012. Each Partner Company’s combination agreement requires the Partner Company to certify to Taylor & Martin Group, Inc. at least ten business days prior to the closing of the Combinations the amount of indebtedness of such Partner Company. The cash consideration otherwise deliverable to a Partner Company will be reduced by the amount of indebtedness certified by such Partner Company and such cash will be used by Taylor & Martin Group, Inc. to repay the indebtedness and secure any lien releases.

(5)

Amount is based on closing estimates we have received from Partner Company stockholders in accordance with the provisions of the respective combination agreement. Positive or negative amounts indicated in the foregoing table represent the amount by which such Partner Company’s estimated working capital exceeds or is less than, respectively, the target working capital specified in such Partner Company’s combination agreement. The amount of such excess or deficit will be included in or withheld from, respectively, the cash payable to the stockholder of the Partner Company

(6)

The combination agreement provides that the number of our shares of common stock to be issued to the stockholders of Taylor & Martin Enterprises shall be calculated by dividing the initial public offering price into $19.7 million. The combination agreement for Taylor & Martin Enterprises also provides that the stockholders of Taylor & Martin Enterprises will receive 240,000 additional shares and the stockholders of Taylor & Martin Enterprises and an affiliated entity will receive 7,422 additional shares, in each case, regardless of the initial public offering price of our common stock.

(7)

The combination agreement provides that the number of our shares of common stock to be issued to the stockholder of Deanco Auction shall be calculated by dividing the initial public offering price into $16.0 million.

(8)

The combination agreement provides that the number of our shares of common stock to be issued to the stockholders of Jay Group shall be calculated by dividing the initial public offering price into $13.3 million.

(9)

The combination agreement provides that the number of our shares of common stock to be issued to the stockholder of Image Microsystems shall be calculated by dividing the initial public offering price into $20.0 million. The combination agreement for Image Microsystems provides for a three-year earnout. See “– Summary of the Terms of the Combination Agreements – Image Microsystems Earnout.”

(10)

International Enterprises has guaranteed the repayment of a $7.5 million bank line of credit of a company owned by International Enterprises’ stockholder. As of June 30, 2012, the outstanding balance of the line of credit was approximately $7.5 million. A release of International Enterprises from this guarantee will be obtained prior to closing the Combination with International Enterprises.

(11)	Amount includes approximately $3.6 million in notes of the Jay Group in favor of the Jay Group stockholders.

(12)

Prior to consummation of this offering, Image Microsystems, Inc. will contribute its asset recovery and depot repair operations to its wholly owned subsidiary, Image Microsystems Operating Company, LLC. See Note 8 of the notes to the financial statements of Image Microsystems, Inc. included elsewhere in this prospectus. Taylor & Martin Group, Inc. will acquire all of the equity of Image Microsystems Operating Company, LLC. The amount reflected in this table does not include approximately $1.8 million of indebtedness as of June 30, 2012 that is attributable to business operations of Image Microsystems, Inc. that will not be acquired by Taylor & Martin Group, Inc. The business operations of Image Microsystems, Inc. that will be acquired by Taylor & Martin Group, Inc. will be acquired free of liens. If liens on the acquired assets cannot be obtained without repayment of the approximately $1.8 million of indebtedness, the indebtedness will be repaid from the cash that would otherwise be payable to the stockholder.

The following table sets forth the shares of our common stock that will be issued to employees of the Partner Companies as restricted stock pursuant to our 2011 Omnibus Incentive Plan. All such restricted stock will be issued contemporaneously with the closing of this offering. Unless otherwise indicated, the restrictions on all shares of restricted stock lapse in equal parts annually over five years. Additionally, unless otherwise indicated, a recipient of restricted stock forfeits, with certain exceptions, the shares for which the restrictions have not lapsed if such recipient ceases to be our employee. For information on shares of our common stock issuable to our executive officers and directors, see “Executive Compensation – Employment Agreements with Named Executive Officers” and “Management – Non-Employee Director Compensation,” respectively.

Partner Company	Number of Restricted Shares of Our Common Stock(1)
Taylor & Martin Enterprises	1,133,208	(2)
Deanco Auction	—
International Enterprises	594,446	(3)
Jay Group	566,666	(4)
Image Microsystems	111,111	(5)

Total	2,405,431

(1)

The calculation assumes an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

(2)

Includes 400,000 shares issuable pursuant to the combination agreement and 733,208 shares issuable pursuant to employment agreements, in each case, as restricted stock pursuant to our 2011 Omnibus Incentive Plan. Of the forgoing 733,208 shares issuable pursuant to employment agreements, 248,371 shares will be issued to Mark Fort, the restrictions on 148,371 of which lapse on the first anniversary of the closing of this offering and the restrictions on balance lapse in equal parts over five years.

(3)

No shares of our common stock are issuable in connection with the acquisition of International Enterprises. However, a consulting agreement with the sole stockholder of International Enterprises provides that such stockholder shall receive shares of our restricted stock in exchange for consulting services, the restrictions on which lapse 40%, 30% and 30% six months, 12 months and 18 months, respectively, from the date this offering is consummated. The number of our restricted shares to be issued in connection with the consulting agreement is calculated by dividing the initial public offering price into $2.0 million. The amount also includes shares issuable pursuant to employment agreements with employees of International Enterprises as restricted stock pursuant to our 2011 Omnibus Incentive Plan. The number of such shares to be issued will be calculated by dividing the initial public offering price into $2.25 million.

(4)

The amount includes shares issuable pursuant to employment agreements with the beneficial owners of Jay Group and nine employees of Jay Group as restricted stock pursuant to our 2011 Omnibus Incentive Plan. The number of such shares to be issued will be calculated by dividing the initial public offering price into $5.1 million.

(5)

The amount includes shares issuable pursuant to an employment agreement with an employee of Image Microsystems as restricted stock pursuant to our 2011 Omnibus Incentive Plan. The number of such shares to be issued will be calculated by dividing the initial public offering price into $1.0 million.

TMG Founder Company is not party to a combination agreement. However, TMG Founder Company has entered into a merger agreement pursuant to which each share of TMG Founder Company common stock outstanding prior to the Reorganization will be exchanged for one share of Taylor & Martin Group, Inc. common stock in connection with the Reorganization. See “– Reorganization.”

Initially our sponsor and later Taylor & Martin Group, Inc. evaluated a number of auction companies and a number of reverse logistics companies during 2011 and early 2012. These evaluations included reviews of financial information, management interviews and site visits. Our primary emphasis was to target prospective partners with a long operating history, sustained profitability, strong performance through challenging macroeconomic conditions, and a strong rate of growth in adjusted earnings before interest, tax, depreciation and amortization. We also focused on prospective partner companies whose geographic locations and available services were complementary to each other. During this evaluation process, several of these prospective partner companies were eliminated from consideration because the company did not satisfy our criteria or we could not negotiate a combination with the company on terms acceptable to us. As a result of this process, we identified and entered into combination agreements with each of the Partner Companies.

The consideration being paid by Taylor & Martin Group, Inc. in the Combinations was determined by arm’s length negotiations between representatives of Taylor & Martin Group, Inc. and each of the respective Partner Companies. In determining the purchase price to be paid to each Partner Company, we relied on our management’s experience and judgment and also considered in our valuation the potential synergies that may be achieved in combining the operations of these complementary businesses. We did not seek or obtain independent valuations, appraisals or fairness opinions. A fairness opinion was not obtained because at the time the Partner Companies were valued the primary beneficiary of such a fairness opinion would have been our sponsor, which at the time held approximately 97% of our outstanding stock. Additionally, we knew that prospective investors would have an opportunity to review this prospectus, evaluate the economic terms of each Combination and reach a conclusion as to the fairness of the respective terms of the Combinations before deciding to purchase shares of our common stock in this offering.

Structure of Combinations

Pursuant to the Combinations, Taylor & Martin Group, Inc. will acquire all of the equity interests of each of the Partner Companies. Upon consummation of the Combinations each of the Partner Companies will become wholly owned subsidiaries of Taylor & Martin Group, Inc.

Mutual Termination of ASB Corporation Combination Agreement

On May 31, 2012, Taylor & Martin Group, Inc. entered into a mutual termination agreement with ASB Corporation and its sole stockholder terminating the combination agreement dated February 7, 2012 by and among Taylor & Martin Group, Inc., ASB Corporation and its sole stockholder. The mutual termination agreement provides for payment by Taylor & Martin Group, Inc. to ASB Corporation of $185,770 in complete satisfaction and in lieu of Taylor & Martin Group, Inc.’s obligation to consummate the combination with ASB Corporation. Payment of this obligation is contingent upon the successful consummation of this offering.

Summary of the Terms of the Combination Agreements

Although the following summarizes the material terms of the combination agreements, it does not purport to be complete in all respects and is subject to, and qualified in its entirety by, the full text of the combination agreements, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Additionally, the following summary discusses the combination agreements in general terms as does not identify the instances where one combination agreement may differ from another. Other than the amount of consideration to be received, all of the combination agreements are substantially similar.

Timing of Closing

We expect that the Combinations will close concurrently with the consummation of this offering. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering.

Representations and Warranties

Each combination agreement contains a number of representations and warranties made by Taylor & Martin Group, Inc. on the one hand and the respective Partner Company and its stockholder(s) on the other hand. These representations and warranties were made as of the date of the combination agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the combination agreement disclosing exceptions to the representations and warranties. The content of the representations and warranties reflects the results of arms’ length negotiations between the parties regarding their contractual rights. The descriptions of the provisions below are made for the purpose of describing the terms of the combination agreements and not as an affirmation of the accuracy of such representations and warranties.

Each party made representations to the other including, among others, representations concerning due organization; authority and approval; noncontravention; capital stock; transactions in capital stock; subsidairies; financial statements; liabilities and obligations; conformity with law; litigation; no violations of organizational documents; real property; contracts; and taxes.

Among other items, the Partner Companies and their stockholders made additional representations to Taylor & Martin Group, Inc. including, among others, representations concerning bonus shares; predecessor status; no prior spinoffs; accounts and notes receivable; permits and intangibles; environmental matters; personal property; significant customers; proprietary assets; certain business practices and regulations;

insurance; compensation; organized labor matters; employee plans; compliance with ERISA; government contracts; computer hardware and software; absence of changes; deposit accounts; and no undisclosed liabilities.

The Partner Company stockholders receiving shares of our common stock in the Combination reviewed a draft of this prospectus and the registration statement of which this prospectus forms a part and reaffirmed their representations regarding their investment intent, investor sophistication and ability to bear the economic risk of an investment in Taylor & Martin Group, Inc. common stock.

Indemnification

Each party has agreed to indemnify, the “indemnifying party,” and hold harmless the other parties from losses resulting from a breach by the indemnifying party of its representations and warranties or covenants contained in the combination agreement. Losses for a breach of a representation and warranty generally may be indemnified if asserted prior to the 15th business day following the date we file our Annual Report on Form 10-K for the year ended December 31, 2013, in some cases, or prior to the expiration of 18 months from the closing date, in other cases, except for breaches of tax representations, which may be asserted at any time prior to the expiration of the applicable statute of limitations and, in some cases, representations as to inventory levels, which may be asserted at any time prior to the expiration of 12 months from the closing date.

Any Partner Company stockholder who receives our common stock in connection with a Combination may elect to satisfy any indemnification obligations, in whole or in part, by delivering to us shares of our common stock having a value, as determined pursuant to the applicable combination agreement, equal to the amount of such indemnification obligation to be satisfied.

The obligation of the Partner Company stockholders to indemnify us for breaches of representations and warranties is capped at 30% of the total value of the cash and stock consideration received by such stockholders, except for breaches of tax representations, recovery for which is not capped.

Noncompetition Agreement

Each of the combination agreements contains restrictions on the Partner Company stockholders’ ability to compete with us or solicit our employees after the closing. The non-compete period is two years for some Partner Companies and five years for other Partner Companies. Additionally, several of these Partner Company stockholders will enter into employment agreements with non-compete and non-solicitation covenants.

Closing Conditions

The obligations of Taylor & Martin Group, Inc. and the Partner Company and each of its stockholders to complete a particular Combination are subject to the satisfaction of conditions including, among others:

•	the material accuracy as of closing of the representations and warranties made by both Taylor & Martin Group, Inc. and the Partner Company and each of its stockholders in the combination agreement;

•

material compliance with or performance of the covenants and agreements of each of Taylor & Martin Group, Inc. and the Partner Company and each of its stockholders to be complied with or performed on or prior to closing;

•

all actions, proceedings, instruments and documents required to carry out the Combination or incidental thereto and all other related legal matters shall be reasonably satisfactory to the parties and their counsel;

•	no action or proceeding by or before any government authority shall have been instituted or threatened to restrain or prohibit the consummation of the Combination;

•	the other party shall not have sustained a material adverse change;

•	the offering contemplated by this prospectus shall have closed;

•	in some cases, entry into new real estate lease agreements or acquisition of real estate; and

•	shares of our common stock shall have been admitted to listing on the New York Stock Exchange.

The obligations of each Partner Company and each of its stockholders to complete the Combination are subject to the satisfaction of additional conditions, including, among others, the closing of each other Combination shall have occurred or occur contemporaneously with the closing of the Combination.

The obligations of Taylor & Martin Group, Inc. to complete the Combination are subject to the satisfaction of additional conditions, including, among others, entry into employment agreements with certain key personnel of the respective Partner Company.

Termination of the Combination Agreements

Each agreement relating to a Combination may be terminated, under certain circumstances, prior to the closing of this offering, including:

•	by the mutual consent of Taylor & Martin Group, Inc. and the Partner Company;

•	by either Taylor & Martin Group, Inc. or the Partner Company if this offering and the Combination with the Partner Company is not closed by November 30, 2012;

•

by either Taylor & Martin Group, Inc. or the Partner Company if the schedules to the combination agreement are amended by the other party to reflect a material adverse change with respect to such other party; or

•

by either Taylor & Martin Group, Inc. or the Partner Company if a material breach or default under the combination agreement by the other party occurs and is not cured within a thirty-day cure period or waived by the non-breaching or non-defaulting party.

No combination agreement provides for a termination fee for the benefit of any party thereto if such combination agreement is terminated by any party thereto.

No assurance can be given that the conditions to the closing of all the Combinations will be satisfied or waived or that all of the Combinations will close. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering.

Lock-Up Agreement

Each of the combination agreements, except for the combination agreement with International Enterprises, whose stockholder will receive all cash consideration, contains restrictions on the Partner Company stockholders’ ability to transfer the shares of our common stock they receive in the Combination. These restrictions expire on the first anniversary of the closing and the consummation of this offering.

Registration Rights

Each of the combination agreements, except for the combination agreement with International Enterprises, whose stockholder will receive all cash consideration, provides registration rights to the Partner Company stockholders.

At any time after the first anniversary of the closing, whenever we propose to register our common stock, other than registrations in connection with a shelf registration statement, an acquisition or employee benefit plans, we must provide notice of the registration to the Partner Company stockholders. The Partner Company stockholders shall be entitled to include the shares they received in connection with the Combination in the registration unless the registration is in connection with an underwritten offering and we are advised by the underwriters that including in the registration the number of shares that the Partner Company stockholders has requested will adversely affect the contemplated offering. If such determination is made, the Partner Company stockholders’ shares to be included in the registration will be reduced pro rata.

Additionally, at any time after the first anniversary of the closing, the following groups of holders may demand that we register their shares:

•	the holders of a majority of the aggregate shares issued to all the stockholders of the Partner Companies at the closing; or

•	the holders of a majority of the shares issued to the stockholders of an individual Partner Company;

in each case, which shares have not been previously registered or sold and which shares are not eligible for sale under Rule 144 promulgated under the Securities Act without regard to volume limitations. We may defer a registration request for 30 days for any reason or for 90 days to the extent that we were formulating plans to file a registration statement within 60 days of the demand request and we continue to diligently pursue such registration.

We have agreed to indemnify the Partner Company stockholders selling in any such offering against certain liabilities under the U.S. federal securities laws or to contribute to payments that they may be required to make in respect of those liabilities.

See “– Reorganization” below for a description of registration rights that will be held by the current stockholders of TMG Founder Company following the completion of this offering.

Image Microsystems Earnout

The combination agreement for Image Microsystems provides for a three-year earnout that is payable in shares of our common stock if certain performance hurdles are achieved. The maximum earnout that can be earned by Image Microsystems in any year is $2.0 million of our stock and the maximum earnout that can be earned by Image Microsystems during the three-year earnout period is $6.0 million. Our estimate of the fair value of the future purchase consideration as of June 30, 2012 is $2.4 million. This estimate is reflected as additional purchase consideration in the accompanying unaudited pro forma combined financial statements. See Note 3 of the Notes to Unaudited Pro Forma Combined Financial Statements.

For the period beginning on January 1, 2013 and ending on December 31, 2013, Taylor & Martin Group, Inc. will calculate the adjusted earnings before interest, tax, depreciation and amortization of Image Microsystems (“adjusted EBITDA”). If the calculated adjusted EBITDA for that period is less than the greater of (i) adjusted EBITDA for 2011 (approximately $4.5 million), multiplied by 115% and (ii) the calculated adjusted EBITDA for 2012, Image Microsystems will not be entitled to an earnout for 2013. If the calculated adjusted EBITDA for that period is more than the greater of (i) adjusted EBITDA for 2011 (approximately $4.5 million), multiplied by 115% and (ii) the calculated adjusted EBITDA for 2012, Image Microsystems will be entitled to a pro rated earnout payment up to a maximum of $2.0 million in the year.

In the subsequent two years, unless Image Microsystems demonstrates adjusted EBITDA growth on a comparable basis, Image Microsystems will not be entitled to an earnout. If Image Microsystems demonstrates adjusted EBITDA growth on a comparable basis, Image Microsystems will be entitled to a pro rated earnout payment up to a maximum of $2.0 million in each year if adjusted EBITDA grows by 15% or more.

An earnout payment will be paid, if at all, annually in an amount of our common stock determined by dividing the earnout payment earned for the earnout period by the average of the daily volume-weighted average prices of Taylor & Martin Group, Inc.’s common stock on the New York Stock Exchange for the twenty consecutive trading days prior to and including the second trading day prior to December 31 of the year being measured.

Reorganization

Taylor & Martin Group, Inc. entered into an agreement of merger with a specially-formed wholly owned subsidiary and TMG Founder Company. The agreement of merger provides that prior to the consummation of this offering, Taylor & Martin Group, Inc.’s wholly owned subsidiary will be merged with and into TMG Founder Company, resulting in TMG Founder Company becoming a wholly owned subsidiary of Taylor & Martin Group, Inc. and the stockholders of TMG Founder Company receiving one share of Taylor & Martin Group, Inc.’s common stock in exchange for each share of TMG Founder Company common stock held by them.

The Reorganization is intended to optimize the corporate structure of Taylor & Martin Group, Inc. and the Partner Companies after consummation of the Combinations and to create uniformity of ownership of Taylor & Martin Group, Inc. and TMG Founder Company prior to consummation of the Combinations and this offering.

Pursuant to the agreement of merger, following the consummation of this initial public offering the current stockholders of TMG Founder Company will have substantially the same rights to have their shares of our common stock included in a registration of our common stock as held by the stockholders of the Partner Companies described above under “– Summary of the Terms of the Combination Agreements – Registration Rights.” Additionally, a majority of the aggregate shares acquired by (i) the current stockholders of TMG Founder Company and (ii) the stockholders of the Partner Companies will have the right to demand registration of their shares as described above under “– Summary of the Terms of the Combination Agreements – Registration Rights.” We have agreed to indemnify the TMG Founder Company stockholders selling in any such offering against certain liabilities under the U.S. federal securities laws or to contribute to payments that they may be required to make in respect of those liabilities.

In connection with the Reorganization, a number of our directors and officers and our sponsor will be subject to a one-year restriction on transfer of the shares of our common stock they receive in the Reorganization.

The following will be the ownership of Taylor & Martin Group, Inc. immediately after giving effect to the Reorganization and immediately prior to the consummation of the Combinations and this offering:

Name	Number of Shares
SABA Group, LLC	5,339,180
Mark E. Fort	87,632
Frank Bango	8,763
Michael R. Suldo	8,763
Others (3 people)	32,862

Total	5,477,200

The Reorganization (and certain Combinations) were intended to be structured to qualify simultaneously as non-taxable reorganizations under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as well as non-taxable exchanges under Section 351 of the Code to the extent shares of our common stock are issued in connection therewith. However, the failure of the Reorganization (and certain Combinations) to qualify as tax-free transactions under the Code would not affect the U.S. federal income tax consequences to purchasers of our common stock in this offering. See “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers and key executive officers of our subsidiaries as of June 30, 2012. There are no family relationships among any of these directors or executive officers:

Name	Age	Positions
Rod K. Cutsinger	69	Chairman of the Board (Director, Class I), President and Chief Executive Officer
Lloyd D. George	55	Vice President, Chief Financial Officer, Treasurer and Secretary
Frank Bango	63	Director, Class I (Lead Director)
James L. Kent	57	Director, Class II
James L. Persky	63	Director, Class II
Michael R. Suldo	66	Director, Class III
Joseph A. Caragher	49	Controller and Chief Accounting Officer
Brian D. Clark	58	Vice President of Taylor & Martin Group, Inc.; Chief Financial Officer of TMG Auction Services, LLC
Jerry Davis	62	Vice President of Taylor & Martin Group, Inc.; Vice Chairman of TMG Reverse Logistics, LLC
Mark E. Fort	57	Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Auction Services, LLC
Curtis Greve	50	Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Reverse Logistics, LLC
R. Ryan Jay	37	Vice President of Taylor & Martin Group, Inc.; Chief Executive Officer of TMG Global Liquidation, LLC

Set forth below is the description of the backgrounds of our directors and executive officers.

Rod K. Cutsinger is the founder of Taylor & Martin Group, Inc. and has been its Chairman, President and Chief Executive Officer since its formation in November of 2011. Mr. Cutsinger has been the Chief Executive Officer and majority stakeholder of our sponsor, SABA Group, LLC, since its formation in January of 2009. For more than three years prior to that time, Mr. Cutsinger managed his personal investments. Mr. Cutsinger, through our sponsor, developed TMG’s initial combination strategy and negotiated the definitive combination agreements with the Partner Companies. In late 1996 Mr. Cutsinger founded Advanced Communications Group Inc. by combining six primarily family-owned companies and conducted a $112 million initial public offering in February 1998. In early 2000, Advanced Communications Group Inc. changed its name to Worldpages.com, Inc., which became one of the largest publicly owned, independent Yellow Page companies in the United States. Mr. Cutsinger founded American Funeral Services, Inc., a publicly held death care company headquartered in Houston, Texas, which was acquired by Service Corporation International in 1992. In early 1983 Mr. Cutsinger founded Advanced Telecommunications Corporation (“ATC”) and by the end of that year ATC had acquired six companies and completed an initial public offering. Mr. Cutsinger was determined to be qualified to serve as our director because of his experience consolidating businesses in fragmented industries such as ours and his experience developing and managing a direct sales force.

Lloyd D. George has served as the Vice President and Chief Financial Officer of Taylor & Martin Group, Inc. since its formation in November of 2011 and was appointed as Treasurer and Secretary of Taylor & Martin Group, Inc. in March 2012. Prior to that time, Mr. George held various positions of responsibility with Wal-Mart Stores, Inc., serving as regional director of business development for Walmart Asia from 2010 to 2011, regional director of internal audit from 2009 to 2010, Chief Financial Officer for Trust-mart Stores (Walmart’s retail acquisition based in Shanghai, China) from 2007 to 2009, and regional Chief Financial Officer of Walmart Asia and Walmart Europe from 2004 to 2007. From 2003 to 2004 he served as the divisional Chief Financial Officer of Kellwood Company, an apparel manufacturer. Mr. George started his career with KPMG as a certified public accountant, spending 10 years in public accounting domestically in the US and in Korea servicing large global companies, start-up operations and foreign-invested operations of US and European parents.

Frank Bango has served as our director since May 4, 2012 and as our lead director since May 8, 2012. Mr. Bango also presently serves as Senior Managing Director for Service Corporation International, the largest death care provider in the world. During his tenure with Service Corporation International Mr. Bango has also held international managerial positions for businesses in both Europe and Latin America. Mr. Bango has served with Service Corporation International for more than 20 years. Prior to joining Service Corporation International, Mr. Bango was Senior Vice President and Director of American Funeral Services. Before that, he was Vice President of Operations for Trafalger Developers of Florida, a wholly owned subsidiary of General Electric. He has also held various positions in the construction and real estate industry both in Florida and South America. Mr. Bango is a graduate of the University of Florida School of Architecture and holds a Bachelor’s Degree in Building Construction. Throughout his career, Mr. Bango has displayed leadership skills, operational expertise, business judgment and the ability to develop and manage a direct sales force, including over 900 salespeople that report to Mr. Bango at Service Corporation International, and for these reasons we believe Mr. Bango is qualified to serve on our board of directors.

James L. Kent has served as our director since May 4, 2012. Currently Mr. Kent is also serving as the Executive Vice President of Administration at McLane Company Inc., a portfolio company of Berkshire Hathaway, Inc. that provides grocery and foodservice supply chain services and solutions for retailers, convenience stores, drug stores, and restaurants throughout the United States. He has been with McLane Company Inc. since 1992 where he began as a Vice President and Director of Logistics, supporting, among other things, the field operations for distribution, warehousing, and transportation. Prior to joining McLane Company Inc., Mr. Kent worked for eight years at Wal-Mart Stores, Inc., where he held a variety of management positions, including Vice President of Transportation where he was responsible for one of the largest private commercial truck fleets in the world. Before joining Wal-Mart, he worked as an auditor at J.C. Penny Company from 1970 to 1984. Mr. Kent holds a B.A. in Accounting and Business Administration from Eastern Washington University. He is a Certified Public Accountant as well as a Certified Internal Auditor. Mr. Kent has over 20 years of executive experience, managing the accounting and transportation divisions of large distribution companies, and for these reasons we believe Mr. Kent is qualified to serve on our board of directors.

James L. Persky has served as our director since May 4, 2012. Since April 2008, Mr. Persky has managed his personal investments. He served as a director of Superior Offshore International, Inc. from April 2007 to April 2008. While on the board of Superior Offshore International, Inc. Mr. Persky served as Chairman of the Audit Committee and as a member of the Compensation Committee. He also served as non-executive Chairman of the Board for the latter half of his tenure there. Mr. Persky was the Vice President and Chief Financial Officer of Luminex Corporation from 1998 to 2001. Mr. Persky was a key participant in taking Luminex public in 2000 and helped develop the financial and investor relations functions to support a publicly traded company. Before that, he held various executive level positions at Southdown, Inc. from 1985 to 1997. From 1980 to 1984, Mr. Persky worked as an assistant controller and later as a controller of Enstar Corporation. Mr. Persky began his career in 1971 as an accountant at Shell Oil Co. in an exploration and production regional office. Prior to leaving Shell in 1979, he fulfilled various roles and supervisory assignments in accounting, financial analysis, internal auditing, accounting research and policy, and treasury. Mr. Persky earned a Master of Science in Accounting from the University of Houston in 1983 and a Bachelor of Business Administration from the University of Texas in 1971. He is a Certified Public Accountant. He is a highly experienced business and financial executive with a proven track record over a thirty-year professional career, and for these reasons we believe he is qualified to serve on our board of directors.

Michael R. Suldo has been our director since May 4, 2012. Mr. Suldo is also currently a Key Segment Specialist for oil and gas at Bell Helicopter Company where he assists Bell Helicopter’s regional marketing managers in targeting significant prospective global customers and decision makers in the industry. Before this, Mr. Suldo was the President of his own consulting company, Safeflight, from October 2008 to July 2011.

Safeflight advised global helicopter manufacturers and suppliers. Mr. Suldo served on the Board of Directors of the Helicopter Association International, a large international trade organization starting in February, 2005, and was the Vice Chairman and then Chairman of the Board from July 2006 to July 2008. From March, 2001 to October, 2008, he was the Senior Vice President for the Western Hemisphere of the Bristow Group, the world’s largest helicopter operator, and concurrently, President of Air Logistics, a subsidiary company. He was also the Vice President of Marketing for Petroleum Helicopters Inc., the leading oil and gas operator in the Gulf of Mexico, from February, 1999, to March, 2001. He served in the United States Navy for 20 years where he retired as a Commander. Mr. Suldo earned a B.S. in Geology from the University of South Florida, a master’s degree in National Security and Strategic Studies from the Naval Postgraduate School and a Master’s degree in International Relations from The Naval War College. Mr. Suldo has extensive business experience and expertise in managing marketing processes globally and developing customers, and for these reasons, we believe Mr. Suldo is qualified to serve on our board of directors.

Jerry Davis has served as a Vice President of Taylor & Martin Group, Inc. and the Vice Chairman of TMG Reverse Logistics, LLC since November 2011. Previously, Mr. Davis served as a Principal of Greve Davis Consulting, a recognized leader in reverse logistics consulting, from June 2011 to November 2011. Between October 2003 and June 2011 Mr. Davis managed his personal investments. Mr. Davis served as the Vice Chairman of Genco Logistics, a prominent reverse logistics company in the United States from January 1989 to October 2003. Mr. Davis served as the President of the OK Grocery Company, a wholesale grocery company, from June 1976 to November 1988. Mr. Davis is a reverse logistics and supply chain expert with over forty years of experience and is recognized as a leader in reverse logistics, liquidation, and a variety of industries and disciplines.

Brian D. Clark has served as the Vice President of Taylor & Martin Group, Inc. since July 2012 and the Chief Financial Officer of TMG Auction Services, LLC since February 2012. From June 2011 to February 2012, Mr. Clark provided consulting services to SABA Group, LLC, our sponsor. From April 1996 to June 2011, Mr. Clark served in a number of capacities at Heartland Automotive Services, the largest Jiffy Lube franchisee in the United States, which expanded from 68 locations to 435 locations during that time. While at Heartland Automotive Services Mr. Clark was involved in the company’s acquisitions and integration processes. Mr. Clark left Heartland Automotive Services as Vice President and Treasurer. Mr. Clark was an audit staff member and audit manager at Deloitte & Touche LLP and one of its predecessors from January 1988 until late 1995.

Joseph A. Caragher has served as Controller and Chief Accounting Officer of Taylor & Martin Group, Inc. since June 2012. From January 2009 to June 2012, Mr. Caragher served as Controller at RiversEdge Furniture Company. Prior to that time Mr. Caragher served as controller of N.B. Handy Company, a wholesale distributor of building products and machinery, since 2004. Previously, Mr. Caragher has served as Controller of a subsidiary of Kellwood Company, an apparel company based in St. Louis. Mr. Caragher started his career with Deloitte, Haskins + Sells in Springfield, Illinois. Mr. Caragher holds a bachelors degree from Illinois State University, and Certified Public Accountant and Certified Management Accountant designations.

Mark E. Fort has served as a Vice President of Taylor & Martin Group, Inc. and President and Chief Executive Officer of TMG Auction Services, LLC, since November 2011. Concurrently, since April 2007, Mr. Fort has served as the Chief Executive Officer and Chairman of the Board of one of our Partner Companies, Taylor & Martin Enterprises, Inc. Before being appointed Chief Executive Officer, Mr. Fort served Taylor & Martin Enterprises, Inc., as the Senior Executive Vice President, a position he held since July 1998. In September 2000, Mr. Fort became a principal and shareholder of Taylor & Martin Enterprises, Inc. Prior to joining Taylor & Martin Enterprises, Inc., Mr. Fort had a 20-year career as a commissioned officer in the United States Marine Corps, where he received significant training and experience in operational planning, strategic analysis, economy of management, and cost-effective resource utilization. When Mr. Fort retired from the United States Marine Corps, he was awarded the Legion of Merit for distinguished service throughout his career.

Curtis Greve has served as a Vice President of Taylor & Martin Group, Inc. and the Chief Executive Officer of TMG Reverse Logistics, LLC since November 2011. Since 2008, Mr. Greve has been a Principal and executive officer of Greve Davis Consulting, a recognized leader in reverse logistics consulting. Previously, Mr. Greve served as President of Reverse Logistics for Genco Logistics. Mr. Greve worked for Genco from 1994 to 2008. As President of Genco Logistics he was responsible for all reverse logistics services, including operations, systems, and customer relations. From 1989 to 1994 Mr. Greve was responsible for Walmart’s reverse logistics services. For over 25 years Mr. Greve has worked with retailers, OEMs, and liquidators to help them improve reverse logistics processes and recovery rates on their excess inventory and returned consumer goods. Mr. Greve is recognized as a leader in reverse logistics, liquidation, and a variety of industries and disciplines.

R. Ryan Jay has served as Vice President of Taylor & Martin Group, Inc. and Chief Executive Officer of TMG Global Liquidation, LLC since July of 2012. From January 2007 to present, Mr. Jay served as the President of one of our Partner Companies, Jay Group, which is a leading liquidator and exporter of footwear throughout the world. Prior to his appointment as President of Jay Group, Mr, Jay served as Vice President. Mr. Jay holds a bachelor’s degree in economics from The University of North Carolina at Chapel Hill.

We have entered into an agreement with Jason M. Jean, a senior associate of Bracewell & Giuliani LLP who worked on this offering, to become our Vice President, General Counsel and Secretary upon the closing of this offering.

Board of Directors

Our board of directors is currently comprised of five directors, all of whom but Mr. Cutsinger, our Chairman and Chief Executive Officer, qualify as “independent” directors.

Our amended and restated certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes, with each director serving for a staggered three-year term. The three classes of our board of directors are as follows:

•	Class I directors will be Messrs. Cutsinger and Bango, and their terms will expire at our annual meeting of stockholders held in 2013;

•	Class II directors will be Messrs. Kent and Persky, and their terms will expire at our annual meeting of stockholders held in 2014; and

•	Class III director will be Mr. Suldo, and his term will expire at our annual meeting of stockholders held in 2015.

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Each such director shall hold office until his or her successor is elected and qualified or until the earlier of his or her death, resignation, or removal.

The authorized number of directors will be fixed from time to time exclusively by resolution of the majority of our board (without giving effect to any vacancies). Any vacancies and new directorships on the board may be filled exclusively by the affirmative vote of a majority of the remaining directors then in office. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Any director may be removed from office only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of all classes of stock entitled to vote at the election of directors voting together as a single class.

Committees of the Board of Directors

We have established an audit committee, an executive compensation committee and a directors and corporate governance committee of our board of directors. We may have such other committees as our board of directors shall determine from time to time. Each of the standing committees of our board of directors has the composition and responsibilities described below.

Audit Committee

We have established an audit committee composed of Messrs. Persky (Chairman), Bango and Kent, each of whom is an independent director (as independence is defined in the current listing standards of the NYSE and the rules of the SEC). Each member of our audit committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flows statements. Our board of directors has also determined that each of Messrs. Persky and Kent has the requisite attributes of an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Our audit committee oversees, reviews, acts on and reports to our board of directors on various auditing and accounting matters, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to our independent accountants, the performance of our independent accountants and our accounting practices. In addition, our audit committee oversees our compliance programs related to legal and regulatory requirements. Our audit committee has adopted a written audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards, which charter will be available at our website, www.TaylorandMartinGroup.com, upon the commencement of trading of our common stock.

Executive Compensation Committee

We have established an executive compensation committee composed of Messrs. Suldo (Chairman), Bango and Persky, each of whom is an independent director (as independence is defined in the current listing standards of the NYSE). Each member of our executive compensation committee is a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended, or “Exchange Act.”

Our executive compensation committee determines our general compensation policies and the compensation provided to our directors and officers. Our executive compensation committee also reviews and determines bonuses for our officers and other employees. In addition, our executive compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock incentive plans, including our 2011 Omnibus Incentive Plan.

Our executive compensation committee has adopted a written executive compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards, which charter will be available at our website, www.TaylorandMartinGroup.com, upon the commencement of trading of our common stock.

Directors and Corporate Governance Committee

We have established a directors and corporate governance committee composed of Messrs. Kent (Chairman), Persky and Suldo, each of whom is an independent director (as independence is defined in the current listing standards of the NYSE).

Our directors and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, our directors and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning corporate governance matters and is responsible for reviewing and evaluating related party transactions as described in “Certain Relationships and Related Party Transactions – Procedures for Approval of Related Party Transactions.”

Our directors and corporate governance committee has adopted a written directors and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and

NYSE standards, which charter will be available at our website, www.TaylorandMartinGroup.com, upon the commencement of trading of our common stock.

Compensation Committee Interlocks and Insider Participation

The directors serving on the executive compensation committee are not and will not at any time be one of our employees. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our current governance guidelines for our board of directors prohibit our board from waiving any conflict of interest or ethics provision of our code of business conduct and ethics as it applies to our directors or executive officers. If a significant conflict exists and cannot be resolved, the director or executive officer will be required to resign. Our code of business conduct and ethics will be available on our corporate website at www.TaylorandMartinGroup.com upon the commencement of trading of our common stock.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE. Our code of corporate governance guidelines will be available on our corporate website at www.TaylorandMartinGroup.com upon the commencement of trading of our common stock.

Non-Employee Director Compensation

The following sets forth the compensation policy for our non-employee directors. Our non-employee director compensation policy is subject to periodic review by our executive compensation committee.

Our board of directors has implemented a compensation policy applicable to all of our non-employee directors, which provides all non-employee directors the following compensation for board and committee services:

•

an award of $300,000 of our restricted stock issuable pursuant to our 2011 Omnibus Incentive Plan and issued when the director is elected or, except as provided below, reelected to our board, with the first award to be made upon consummation of this offering at the initial public offering price and subsequent awards to be made based on the fair market value of our common stock at the time of the awards;

•

forfeiture restrictions on all awards will lapse in equal one-third increments at each succeeding annual meeting of our stockholders following a director’s election to the board as long as the recipient remains a director at the time of the lapse;

•

if reelected as directors at the 2013 or 2014 annual meetings, respectively, Class I directors will receive an additional award of $100,000 that will be subject to forfeiture restrictions that lapse at the 2016 annual meeting; Class II directors will receive an additional award of $200,000 that will be subject to forfeiture restrictions that lapse in equal increments at the 2016 and 2017 annual meetings; and any other director who is elected to a class after the term of that class has already commenced will be treated similarly;

•	$1,000 in cash for each board or committee meeting attended in person or telephonically; and

•	$10,000 cash annual retainer for our lead director and for the chairman of each of our audit committee, executive compensation committee and directors and corporate governance committee.

Our directors will also be reimbursed for expenses incurred by them in attending board and committee meetings.

EXECUTIVE COMPENSATION

Taylor & Martin Group, Inc. was formed in November 2011. Taylor & Martin Group, Inc.’s operations have consisted exclusively of locating and negotiating with the Partner Companies, entering into the Combinations and conducting this offering. Prior to the consummation of this offering, the Partner Companies have operated as separate, independent businesses. Currently, Taylor & Martin Group, Inc.’s management team consists of the executive officers identified in “Management – Directors and Executive Officers.” In this prospectus, we refer to these individuals, other than Messrs. Caragher, Clark and Jay, as our “Named Executive Officers” or “NEOs.” Our NEOs have been serving Taylor & Martin Group, Inc. without compensation while overseeing our pre-combination activities. Mr. Fort, although he has not been compensated by Taylor & Martin Group, Inc., has been compensated by Taylor & Martin Enterprises as its President.

Upon consummation of this offering, our NEOs will receive cash and equity compensation as provided in their respective employment agreements. We discuss the employment agreements we have entered into with our NEOs below in “– Employment Agreements with Named Executive Officers.” Except for our employment agreement with Mr. Cutsinger, each of these agreements resulted from arm’s length negotiation with the respective executive. We believe that these employment packages were necessary in order to induce these individuals to join us and to strive to make our business plan a success.

We expect that the executive compensation committee after the consummation of this offering will continue the basic elements of compensation that are reflected in the executive employment contracts discussed below: base salary, annual incentive compensation and equity-based long-term incentive awards. As we engage additional executives, we expect that the executive compensation committee will further refine its objectives and philosophy with regard to executive compensation, with the goal of attracting and retaining skilled executives to implement our business plan.

Employment Agreements with Named Executive Officers

We have entered into an employment agreement with each of our NEOs. The following table summarizes the principal economic terms of the employment agreements with our NEOs and the amounts payable to our NEOs in 2012 if this offering closes.

	2012 Base Salary(1)	Initial Cash Bonus(2)	Initial Value of Restricted Stock Award(2)(3)		Total Compensation(1)(4)
Rod K. Cutsinger, Chairman, President and Chief Executive Officer	$175,000	$2,000,000	$2,500,000		$4,675,000
Lloyd D. George, Vice President, Chief Financial Officer, Treasurer and Secretary	175,000	250,000	3,050,000	(5)	3,475,000
Jerry Davis, Vice President of Taylor & Martin Group, Inc.; Vice Chairman of TMG Reverse Logistics, LLC	175,000	250,000	3,550,000	(6)	3,975,000
Mark E. Fort,(7) Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Auction Services, LLC	175,000	—	2,235,339		2,410,339
Curtis Greve, Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Reverse Logistics, LLC	175,000	250,000	3,550,000	(6)	3,975,000

(1)	Salaries for 2012 will be prorated based on the number of days remaining in 2012 after closing of this offering.

(2)

The cash bonus is payable and the restricted stock is issuable if and when this offering is closed. The cash bonus will be paid out of the net proceeds of this offering. We will incur non-cash stock compensation charges as a selling, general and administrative expense in connection with these grants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Critical Accounting Policies and Estimates – Accounting for Share-based Payments.”

(3)

The number of shares of our common stock issuable in connection with the restricted stock award will be equal to the quotient obtained by dividing the dollar amount indicated by the initial public offering price of our common stock.

(4)	Amount assumes an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

(5)

The number of shares issuable in connection with the restricted stock award will be equal to 50,000 shares plus a number of shares of our common stock having a value equal to the product obtained by multiplying $200,000 by the number of months between November 1, 2011 and the last day of the month in which this offering is consummated. Amount assumes this offering closes in November of 2012.

(6)

The number of shares issuable in connection with the restricted stock award will be equal to 50,000 shares plus a number of shares of our common stock having a value equal to the sum of (y) $1,150,000 and (z) the product obtained by multiplying $150,000 by the number of months between November 1, 2011 and the last day of the month in which this offering is consummated. Amount assumes this offering closes in November of 2012. The restrictions on Mr. Davis’ shares lapse in equal parts over four years from the closing of this offering, provided that Mr. Davis is our employee on such dates. The restrictions on Mr. Greve’s shares lapse in equal parts over five years from the closing of this offering, provided that Mr. Greve is our employee on such dates.

(7)

Independent of his compensation as one of our executive officers, Mr. Fort will receive cash and shares of our common stock as a stockholder of Taylor & Martin Enterprises, one of our Partner Companies. See “Certain Relationships and Related Party Transactions – Related Party Transactions.” Mr. Fort is the only one of our NEOs who worked for one of the Partner Companies, Taylor & Martin Enterprises. During 2011, Mr. Fort’s compensation at Taylor & Martin Enterprises was approximately $236,000. Our employment agreement with Mr. Fort provides that he will receive 248,371 shares of our common stock when this offering is closed, the restrictions on 148,371 of Mr. Fort’s shares lapse on the first anniversary of the closing of this offering and the restrictions on the balance of Mr. Fort’s shares lapse in equal parts over five years from the closing of this offering, in each case, provided that Mr. Fort is our employee on such dates.

Base Salary.    Beginning on the first day of the month immediately following consummation of this offering, the NEO will receive a minimum annual base salary, which will be subject to review on an annual basis commencing in January 2013 and may be increased, but not decreased, in accordance with the procedures set forth by our board of directors or a committee designated by the board.

Initial Cash Bonus.    Upon consummation of this offering, we will pay each of our NEOs a cash bonus, other than Mr. Fort, who will receive cash as a stockholder of Taylor & Martin Enterprises, one of our Partner Companies. See “Certain Relationships and Related Party Transactions – Related Party Transactions.”

Incentive Compensation.    Each of our NEOs will be eligible to receive annual incentive compensation as shall be determined and approved by the executive compensation committee in the form of a lump-sum cash payment or an equity or cash award pursuant to our 2011 Omnibus Incentive Plan (described below).

Restricted Stock Award.    Upon consummation of this offering, each of our NEOs will be granted a number of shares of our common stock, based on the initial public offering price of our common stock. The award will be subject to forfeiture conditions that lapse at a rate of 20% each year, provided that the NEO remains employed by us on each such anniversary of the award.

Benefits and Perquisites.    Each NEO will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our other executive officers.

Confidentiality and Non-Competition.    Each NEO has agreed to maintain and protect the confidentiality of our information and trade secrets during or after his employment with us. Each NEO has also agreed not to solicit business from any of our customers or associated entities, or to solicit away any of our employees, during his employment and for two years after termination of his employment by us for cause or if he leaves without good reason.

Termination Payments.    If we terminate the NEO’s employment at the expiration of the initial 5-year term or any automatic one-year extension thereafter, he will be entitled to a lump-sum payment of his annual salary as of the time of his termination, one year of continuation of his benefits and accelerated vesting of any equity awards that are outstanding at the time of such termination. If the NEO’s employment is terminated prior to expiration of the initial 5-year term or any one-year extension thereafter, other than by us for cause or by the NEO without good reason, he will be entitled to a lump-sum payment of his annual salary as of the time of his termination, one year of continuation of his benefits and accelerated vesting of any equity awards that are outstanding at the time of such termination. For this purpose, good reason is defined to include a material breach by us of his employment agreement after failure to cure such breach following 30 days’ notice, a material decrease in his base salary or in his duties and responsibilities, his required relocation to a site more than 25 miles from his current business address or a change of control of us.

Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End Table

Our NEOs were not compensated during 2011. However, upon consummation of this offering, our NEOs will receive cash and equity compensation as provided in their respective employment agreements. See “– Employment Agreements with Named Executive Officers.” The only one of our NEOs who worked for one of the Partner Companies, Taylor & Martin Enterprises, during 2011 is Mr. Fort. Mr. Fort’s compensation at Taylor & Martin Enterprises during 2011 was approximately $236,000.

Cash Bonuses Payable from Net Proceeds of this Offering

A portion of the net proceeds from this offering will be used to pay Mr. Cutsinger a cash bonus of $2.0 million upon closing of this offering in accordance with his employment agreement. See “– Employment Agreements with Named Executive Officers” and “Certain Relationships and Related Party Transactions – Background.” Additionally, a portion of the net proceeds from this offering will be used to pay $250,000 to each of Messrs. George, Davis and Greve in accordance with their respective employment agreements (see “– Employment Agreements with Named Executive Officers”), $250,000 to Brian D. Clark, the Vice President of Taylor & Martin Group, Inc. and Chief Financial Officer of TMG Auction Services, LLC, in accordance with his employment agreement, $150,000 to Jason M. Jean, pursuant to our agreement with him whereby he will become our Vice President, General Counsel and Secretary upon the closing of this offering, and $100,000 to Joseph A. Caragher, the Controller and Chief Accounting Officer of Taylor & Martin Group, Inc., in accordance with his employment agreement.

Taylor & Martin Group, Inc. Amended and Restated 2011 Omnibus Incentive Plan

We have adopted the Taylor & Martin Group, Inc. Amended and Restated 2011 Omnibus Incentive Plan (the “Plan”) which allows us to grant an array of equity-based awards to our NEOs, other employees, consultants, agents and other service providers and directors. The purpose of our Plan is to align the long-term financial interests of our employees, consultants, agents and other service providers and directors with those of our stockholders, to attract and retain such individuals by providing competitive compensation opportunities, and to incentivize significant contributions to our long-term performance and growth. The following summary of the material features of the Plan does not purport to be complete and is qualified in its entirety by reference to the specific language of our Plan. A copy of our Plan is attached as an exhibit to the registration statement of which this prospectus forms a part. The registration statement and the exhibits thereto are available on the SEC’s website at www.sec.gov.

Plan Term.    The Plan will become effective on the later of the effectiveness of the registration statement of which this prospectus forms a part or the date our common stock is listed or approved for listing on the NYSE. The Plan will expire after ten years, unless prior to that date the maximum number of shares available for issuance under the Plan have been purchased or acquired or our board of directors terminates the Plan.

Authorized Shares.    Subject to adjustment as described below, 5,000,000 shares of our common stock are available for awards to be granted under the Plan, of which 1,000,000 shares shall be available to be granted as incentive stock options. The foregoing aggregate number includes up to 4,222,097 shares of restricted stock, assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), that will be granted on the effective date of the Plan to our directors, officers, certain of our employees who transition to us from a Partner Company and other consultants. Such shares of restricted stock will be subject to forfeiture conditions that will lapse with the passage of time, provided that the person is then employed by us. If such shares are forfeited, they will not return to the Plan and will not be available for future awards under the Plan. See “Combinations and Reorganization – Consideration to be Paid to Partner Company Stockholders and Certain Employees and Consultants.” The maximum number of shares of common stock that can be awarded to any individual as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, during any calendar year is 250,000. Awards that are forfeited (other than restricted stock granted on the effective date to our officers and employees who transition to us from a Partner Company), expire, are canceled or settled without issuance of shares of common stock will not count against the shares authorized for issuance under the Plan. Nonetheless, shares that are tendered in payment for the exercise of an option, withheld by us for tax withholding purposes, repurchased by us with option exercise proceeds or covered by a stock appreciation right will be counted against the aggregated number of common shares reserved for issuance under the Plan.

Adjustments.    In the event of any change in the Company’s capital structure, including, but not limited to, a change in the number of shares of common stock outstanding on account of (i) any stock dividend, stock split, reverse stock split or any similar equity restructuring or (ii) any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, or divesture or any other similar event affecting the Company’s capital structure, to reflect such change in the Company’s capital structure, our board of directors or a committee designated by the board will make appropriate equitable adjustments to the maximum number of shares that may be issued under the Plan and to the maximum number of shares that may be granted to any single individual. In the event of any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any transaction or event described above, to the extent necessary to prevent the enlargement or diminution of the rights of Plan participants, our board of directors or committee, as applicable, will make appropriate equitable adjustments to the number or kind of shares subject to an outstanding award, the exercise price applicable to an outstanding award and/or any measure of performance that relates to an outstanding award, including any applicable performance criteria. Any adjustment to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments will be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. With respect to awards subject to Section 409A of the Code, any adjustments will conform to the requirements of Section 409A of the Code. Furthermore, with respect to awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code, such adjustments will be made only to the extent that it is determined that such adjustments may be made without causing the Company to be denied a tax deduction on account of Section 162(m) of the Code. Our board of directors or committee, as applicable, may, in its discretion, decline to adjust any award, if it determines that such adjustment would violate applicable law or result in adverse tax consequences to the Plan participant or to the Company.

Administration.    Our board of directors designated our executive compensation committee to administer the Plan. Our executive compensation committee has authority to select individuals to whom awards are granted, determine the types of awards and terms and conditions of awards (including applicable vesting periods or performance criteria), and construe and interpret the Plan and awards. Our executive compensation committee may accelerate or defer vesting or payments of awards, cancel or modify outstanding awards, or waive any conditions pertaining to any award, subject to compliance with Sections 409A and 162(m) of the Code. Our executive compensation committee may adopt any administrative rules, regulations or procedures regarding the Plan or awards with the power to prescribe and modify the terms of any award agreement, correct any defect, supply any omission or clarify any inconsistency in the Plan or any award agreement. Any decision made in administering the Plan shall be final, binding and conclusive on all parties concerned, including us, our stockholders, subsidiaries and all Plan participants. We are prohibited from lowering the exercise price of stock options or stock appreciation rights without stockholder approval, unless such an adjustment would constitute an equitable adjustment as described above.

Types of Awards.    The Plan provides for grants of stock options, stock appreciation rights, stock awards and cash awards.

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Stock Options.    A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by our board of directors (or the designated committee), but may not be less than the closing price of a share of our common stock on the grant date. No stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Code.

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Stock Appreciation Rights.    A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of a specified number of shares of our common stock from the grant date.

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Stock Awards.    A stock award is an award in the form of shares of our common stock, including, but not limited to, unrestricted common stock, restricted stock, deferred stock and stock units. Our board of directors (or the designated committee) will determine the terms, conditions and limitations applicable to any stock award, including vesting or other restrictions.

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Cash Awards.    A cash award is an award denominated in cash. The maximum amount payable to an employee that is a “covered employee” for purposes of Section 162(m) of the Code in respect of a cash award for any annual performance period is $2.5 million.

Performance Awards/Criteria.    Our executive compensation committee may condition an award on the attainment of one or more performance goals and determine the terms, conditions and limitations applicable to any performance award. Performance awards that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code will be paid, vested or otherwise deliverable solely on the account of the attainment of one or more pre-established, objective performance goals, which will be based on any of the following: (i) return on total stockholder equity; (ii) earnings per share of common stock; (iii) net income (before or after taxes); (iv) earnings before any or all of interest, taxes, minority interest, depreciation and amortization; (v) sales or revenues; (vi) return on assets, capital or investment; (vii) market share; (viii) cost reduction goals; (ix) implementation or completion of critical projects or processes; (x) cash flow; (xi) gross or net profit margin; (xii) achievement of strategic goals; (xiii) growth and/or performance of the Company’s sales force; (xiv) operating service levels; and (xv) any combination of, or a specified increase in, any of the foregoing.

The performance goals may be based upon the attainment of specified levels of performance under one or more of the measures described above relative to the performance of other entities.

Eligibility.    Our employees and employees of any subsidiaries, consultants and non-employee directors are eligible to receive awards under the Plan, except that incentive stock options may only be granted to our employees.

Termination of Service and Change in Control.    Upon a participant’s termination of service, any unexercised, unvested or unpaid awards will be treated as set forth in the applicable award agreement and, where the rights of a participant extend past the date of termination, except as otherwise determined by our executive compensation committee or where prohibited by applicable law, all such rights will terminate and be forfeited if, subsequent to such termination, the participant engages in competition with the Company, breaches any duty to the Company or a subsidiary of the Company or engages in conduct that is materially injurious to the Company. Unless otherwise provided in an award agreement, in the event of a change in control where an award is not assumed or substituted in connection with the change of control or if the award is assumed or substituted and the participant’s employment or service is terminated without cause during the 24-month period following such change in control, the award will become fully vested and exercisable, any forfeiture conditions will lapse and any performance conditions imposed on such award will be deemed to have been achieved at target performance levels.

Our Plan generally defines a change of control to mean:

•	any person or group of persons other than SABA Group, LLC (our sponsor) becomes a beneficial owner of one-third or more of the combined voting power of our then outstanding securities;

•	any plan or proposal for the dissolution or liquidation of the Company is adopted by our stockholders;

•	the replacement of the majority of directors during any 12-month period (other than by directors approved by a majority of the remaining directors);

•	a sale, transfer or distribution of all or substantially all of the assets of the Company; or

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a reorganization, merger, consolidation or other transaction where our stockholders prior to such transaction do not own more than 50% of the combined voting power of the Company after such transaction (provided that no change of control would occur at any time that SABA Group, LLC owns more than 50% of the combined voting power of the Company).

Amendment and Termination.    Our board of directors may amend, suspend or terminate the Plan or any award at any time. Stockholder approval would be required for any amendment that would (i) materially increase the number of shares available under the Plan, (ii) materially expand the types of awards available under the Plan, (iii) materially expand the class of individuals eligible to participate in the Plan, (iv) materially extend the term of the Plan, (v) materially change the method of determining the exercise price of an award, (vi) delete or limit the prohibition against repricing of an award, or (vii) otherwise require approval by the stockholders of the Company in order to comply with applicable law or the rules of the New York Stock Exchange. Generally no termination, suspension or amendment of the Plan or any award that would adversely affect a participant can be made without the written consent of the participant.

Reimbursement for, or Cancellation of, Certain Awards.    In the event that our board of directors determines that an award that was granted, vested or paid based on the achievement of performance criteria or other performance metrics would not have been granted, vested or paid absent fraud or misconduct, or that would not have been granted, vested or paid absent events giving rise to a restatement of the Company’s financial statements or a significant write-off not in the ordinary course affecting the Company’s financial statements, our board of directors will take such action as it deems necessary or appropriate to address the fraud, misconduct, write-off or restatement. Such actions may include, without limitation and to the extent permitted by applicable law, in appropriate cases, (i) requiring partial or full reimbursement of any cash award granted to the participant, (ii) causing the partial or full cancellation of any award granted to the participant or (iii) requiring partial or full repayment of the value of the common stock acquired on vesting or settlement of an award, in each case as our board of directors determines to be in the best interests of the Company.

Certain United Stated Federal Income Tax Information.    The following is a summary of the effect of U.S. federal income taxation on the Plan participants and the Company. This summary does not discuss the income tax laws of any other jurisdiction in which the recipient of the award may reside.

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Incentive Stock Options (ISOs).    Participants pay no income tax at the time of grant or exercise of an ISO, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the option holder to the alternative minimum tax. The participant will recognize long-term capital gain or loss, equal to the difference between the sale price and the exercise price, on the sale of the shares acquired on the exercise of the ISO if the sale occurs at least two years after the grant date and more than one year after the exercise date. If the sale occurs earlier than the expiration of these holding periods, then the participant will recognize ordinary income equal to the lesser of the difference between the exercise price of the option and the fair market value of the shares on the exercise date or the difference between the sales price and the exercise price. Any additional gain realized on the sale will be treated as capital gain. The Company can deduct the amount, if any, that the participant recognizes as ordinary income.

•	Nonstatutory Stock Options and Stock Appreciation Rights. There is no tax consequence to the participant at the time of grant of a nonstatutory stock option or stock appreciation right. Upon exercise, the excess, if any, of the fair market value of the shares over the exercise price will be treated as ordinary income. Any gain or loss realized on the sale of the shares will be treated as a capital gain or loss. The Company may deduct the amount, if any, that the participant recognizes as ordinary income.

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Restricted Stock.    No taxes are due on the grant of restricted stock, unless a Code Section 83(b) election is made. The fair market value of the shares subject to the award is taxable as ordinary income when no longer subject to a “substantial risk of forfeiture” (i.e., becomes vested or transferable). Unless an election pursuant to Section 83(b) of the Code is made (subjecting the value of the shares on the award date to current income tax), income tax is paid by the participant on the value of the shares at ordinary rates when the restrictions lapse and the Company will be entitled to a corresponding deduction. Any gain or loss realized on the sale of the shares will be treated as a capital gain or loss.

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Restricted Stock Units and Performance Shares.    No taxes are due upon the grant of the award. The fair market value of the shares subject to the award (or the cash amount of the award) is taxable to the participant when the stock is distributed (or cash is paid) to the participant, subject to the limitations of Code Section 409A. The Company may be entitled to deduct the amount, if any, that the participant recognizes as ordinary income.

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Section 162(m) of the Code.    Section 162(m) of the Code denies a deduction for annual compensation in excess of $1,000,000 paid to “covered employees.” “Performance-based compensation” is disregarded for this purpose. Stock option and stock appreciation rights granted under the Plan qualify as “performance-based compensation.” Other awards will be “performance-based compensation” if their grant or vesting is subject to performance objectives that satisfy Code Section 162(m).

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Deferred Stock.    Restricted stock awards, restricted stock unit awards and performance shares that may be deferred beyond the vesting date are subject to Code Section 409A limitations. If Code Section 409A is violated, deferred amounts that are not subject to a substantial risk of forfeiture and have not been included in income will be subject to income tax in the year of the violation and to penalties equal to: (i) 20% of the amount deferred; and (ii) interest at a specified rate on the under-payment of tax that would have occurred if the amount had been taxed in the year it was first deferred or, if later, the year it was no longer subject to a substantial risk of forfeiture.

Potential Payments upon Termination and Change of Control

The employment agreements we maintain with our Named Executive Officers provide the executives with severance benefits upon certain terminations of employment, and the individual award agreements that govern our stock option and restricted stock awards under the 2011 Omnibus Incentive Plan contain accelerated vesting provisions that will apply upon our change of control. For a discussion of what constitutes a change of control, see “– Taylor & Martin Group, Inc. 2011 Omnibus Incentive Plan – Termination of Service and Change in Control.”

The employment agreements for each of the Named Executive Officers contain similar termination provisions. Under the employment agreements, if the executive’s employment is terminated prior to the expiration of the term by the Company other than for cause (as defined below), the executive will be entitled to receive the following benefits:

•	a lump sum payment of an amount equal to 100% of his annual base salary at the time of the termination;

•	continuation of participation in all employee benefit programs for a period of twelve months, including insurance programs, for the executive, executive’s spouse, dependents and beneficiaries; and

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all of the outstanding stock options, restricted awards and other equity based awards granted by the Company to executive that have not vested as of the date of termination will become fully vested and immediately exercisable in full on the date of termination of executive’s employment.

If the executive’s employment has terminated prior to the expiration of the term due to the executive’s death or disability, then the executive or the executive’s designated beneficiary, as the case may be, will be entitled to receive a lump sum payment equal to twelve months of his base salary at the rate then in effect on the date of termination, and the spouse and minor children of executive will be entitled to participate in the employee benefit programs referenced above, including insurance programs, for a period of twelve months. In addition, certain executives or their designated beneficiaries will receive the benefits referenced in the third bullet above, as provided in their employment agreements. If the executive’s employment is terminated for any other reason, other than the reasons described above, then all compensation and benefits to the executive will terminate contemporaneously with the termination of the executive’s employment.

The employment agreements define “cause” as (i) the failure of the executive to substantially perform his or her duties (other than as a result of physical or mental illness or injury); (ii) the executive’s willful misconduct or gross negligence; (iii) the material breach by the executive of the executive’s fiduciary duty or duty of loyalty to the Company or any of our affiliates; (iv) the plea of guilty or nolo contendere by the executive to (or conviction of the executive for the commission of) any felony or any other serious crime involving moral turpitude; (v) the material breach of the executive’s obligations under any agreement entered into between the executive and the Company or any of our affiliates; or (vi) the material violation of our written corporate governance guidelines, policies or procedures as specified in any employee handbook of the Company.

The employment agreements provide that executives will have the right to terminate their employment within 60 days of the initial existence of (i) a material breach by the Company of any material provision of the employment agreement; (ii) a material decrease in executive’s base salary; (iii) a material decrease in the duties and responsibilities assigned to executive compared to the duties and responsibilities of one holding executive’s office; (iv) executive being required to relocate to a site more than 25 miles from his present business address; or (v) a change of control.

Under the terms of the 2011 Omnibus Incentive Plan, subject to certain exceptions, the participant’s rights to any award will terminate and be forfeited if the participant is engaged in conduct that is a material competition in the market in which the Company and our respective affiliates engage. This applies to any participation rights that extend past the date of the participant’s employment or service to the Company.

Quantification of Payments

Each Named Executive Officer has an annual base salary of $175,000, thus under any of the circumstances described above in which a Named Executive Officer is entitled to a lump sum payment equal to 100% of his annual base salary, each Named Executive Officer would receive $175,000. As indicated in the foregoing table appearing under “Employment Agreements with Named Executive officers,” the Named Executive Officers will receive awards of restricted stock upon consummation of this offering, which restricted stock would immediately vest and the forfeiture restrictions lapse upon the respective executive’s termination following a change of control.

Director Compensation

Mr. Cutsinger was the only director of Taylor & Martin Group, Inc. during 2011 and he was not compensated for that service during 2011. For a discussion of our non-employee director compensation policy see “Management – Non-Employee Director Compensation.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, and which involves an amount exceeding $120,000, and in which any related party had, has or will have a direct or indirect material interest. A “Related Party” includes any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors; any person who beneficially owns more than 5% of our common stock; any immediate family member of any of the foregoing; or any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors has adopted a written related party transactions policy. Pursuant to this policy, our directors and corporate governance committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our directors and corporate governance committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances, (ii) the extent of the Related Party’s interest in the transaction and (iii) whether the transaction would impair the independence of a non-employee director.

Related Party Transactions

The following transactions were entered into prior to our establishment of an audit committee or the adoption of the approval procedures described above.

Pursuant to their respective employment agreements, each of our named executive officers will receive, if, and only if, this offering is consummated, a cash payment and restricted shares issued under our 2011 Omnibus Incentive Plan. See “Executive Compensation.”

Mark E. Fort, the Vice President of Taylor & Martin Group, Inc. and the President and Chief Executive Officer of TMG Auction Services, LLC, and, upon the closing of this offering and the Combinations, will receive:

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as a stockholder of Taylor & Martin Enterprises and pursuant to our combination agreement with Taylor & Martin Enterprises, approximately $3.2 million in cash and approximately $3.0 million in our common stock (or 328,205 shares of our common stock assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)); and

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as our employee and pursuant his employment agreement with us, 248,371 shares, the restrictions on 148,371 of which lapse on the first anniversary of the closing of this offering and the restrictions on balance lapse in equal parts over five years.

Additionally, Mr. Fort acquired 87,632 shares of TMG Founder Company stock on May 27, 2011 from SABA Group, LLC in exchange for a $400,000 non-interest bearing promissory note. See “– Background – Organization and Company Structure” below. Outstanding shares of TMG Founder Company common stock will be exchanged on a one-for-one basis with shares of common stock of Taylor & Martin Group, Inc. in connection with the Reorganization.

Pursuant to a series of promissory notes and license agreements, SABA Group, LLC, our sponsor, is entitled to a payment from us in respect of promissory notes with an aggregate principal amount of $3.5 million, plus accrued interest, upon consummation of this offering. See “– Background – Business Plan Transfers and Licenses” below.

Background

Organization and Company Structure

In January 2009, Rod K. Cutsinger organized SABA Group, LLC, our sponsor, under a different name as a Texas limited liability company and acquired all of its membership interest for $1,000. At the same time, our sponsor organized a wholly owned subsidiary, PrimeValue Founder Company, and capitalized it with $1,000. SABA Group, LLC and PrimeValue Founder Company were organized for the purpose of sponsoring an initial public offering of a group of operating companies, which we refer to as an “IPO Combination,” and neither SABA Group, LLC nor PrimeValue Founder Company has any independent operations. Mr. Cutsinger subsequently transferred a portion of his ownership in SABA Group, LLC to family trusts for the benefit of his two adult children and his grandchildren, thereby reducing his membership interest in SABA Group, LLC to 80%.

In connection with the reorganization of PrimeValue Founder Company and TMG Founder Company, a subsidiary of SABA Group, LLC that was organized on March 24, 2011 as a Delaware corporation under a different name, which reorganization we refer to as the “Initial Reorganization,” and activities since the fall of 2009, which in each case were designed to advance the ultimate business goals of an IPO Combination and to optimize the corporate structure of the transaction, PrimeValue Founder Company, became a wholly owned subsidiary of TMG Founder Company, and our sponsor’s initial investment in PrimeValue Founder Company was converted into 5,477,200 shares of TMG Founder Company.

Between May and December 2011, SABA Group, LLC sold an aggregate of 50,388 shares of common stock of TMG Founder Company to five business advisors in exchange for approximately $0.05 per share and consulting services provided, and to be provided. These five business advisors include two related parties, Messrs. Bango and Suldo, each of whom is a member of our board. SABA Group, LLC also sold 87,632 shares of common stock of TMG Founder Company to Mark E. Fort, the President and Chief Executive Officer of TMG Auction Services, LLC, in exchange for a non-interest bearing promissory note in the principal amount of $400,000 that is due and payable upon the consummation of this offering, see “ – Related Party Transactions.” These five business advisors and Mr. Fort have provided financial analyses, assistance in identifying prospective partner companies and general advice regarding the advisability of including prospective partner companies in the Combinations.

In November 2011, Taylor & Martin Group, Inc., the issuer in this offering, was organized by SABA Group, LLC, in anticipation of this offering, and our sponsor contributed $1,000 in exchange for one share of common stock. In furtherance of this offering, Taylor & Martin Group, Inc. and TMG Founder Company have entered into a merger agreement pursuant to which a new wholly owned subsidiary of Taylor & Martin Group, Inc. will be merged with and into TMG Founder Company, and TMG Founder Company will become a wholly owned subsidiary of Taylor & Martin Group, Inc. In that merger, each outstanding share of TMG Founder Company will be converted into one share of common stock of Taylor & Martin Group, Inc., and our sponsor’s one share of common stock in Taylor & Martin Group, Inc. will be canceled. See “Combinations and Reorganization – Reorganization.”

At the time of its organization and the Initial Reorganization, TMG Founder Company was expected to be the issuer in this offering. However, because of delays in implementing the IPO Combination, SABA Group, LLC concluded in March of 2011 that a new entity, Taylor & Martin Group, Inc., should be organized to act as issuer in the IPO Combination. The injection of Taylor & Martin Group, Inc. into the corporate structure to act as the issuer in this offering necessitated an additional license of the business plan described below to Taylor & Martin Group, Inc.

Pursuit of IPO Combination

Between the fall of 2009 and May 2011, Mr. Cutsinger, acting on behalf of PrimeValue Founder Company prior to the Initial Reorganization and TMG Founder Company after the Initial Reorganization, devoted substantial time and money to the development of a business plan for an IPO Combination in several business segments, which plan included financial analyses, the identity of prospective combining partner companies and their suitability for inclusion in a proposed IPO Combination, contacts with prospective underwriters, legal counsel and other advisors, notes and other summaries of conversations with the owners of prospective combining partner companies and other relevant data, which we refer to as the “Business Plan.” Mr. Cutsinger subsequently transferred the Business Plan as described below under the heading “ – Business Plan Transfers and Licenses.”

To date, Mr. Cutsinger has borne all cash expenditures, representing items such as travel expenses, various accounting and audit fees and other business expenses, associated with the IPO Combination of the Partner Companies without reimbursement therefor. Such amounts are reflected as advances from shareholder in the financial statements for Taylor & Martin Group, Inc. and TMG Founder Company. Mr. Cutsinger has continued to finance the IPO Combination activities of TMG Founder Company and Taylor & Martin Group, Inc. through capital contributions to SABA Group, LLC, which in turn has made capital contributions or advances to TMG Founder Company and Taylor & Martin Group, Inc., including reimbursements for the business expenses of our senior management, the accounting fees of KPMG LLP and other expenses of TMG Founder Company or Taylor & Martin Group, Inc. associated with this offering. Prior to the closing of this offering, Mr. Cutsinger will advance additional funds to SABA Group, LLC, which in turn will make capital contributions or advances to TMG Founder Company and Taylor & Martin Group, Inc. to pay additional accounting fees, registration and listing fees, printing fees and other expenses associated with this offering.

See “Executive Compensation – Employment Agreements with Named Executive Officers” for a discussion of:

•

the $2.0 million cash bonus payment to Mr. Cutsinger pursuant to his employment agreement, which is intended to compensate him for his time and effort over the prior three years working on an IPO Combination on behalf of TMG Founder Company and Taylor & Martin Group, Inc., as well as to reimburse him for the foregoing expenses on an unitemized basis, which unitemized expenses amounted to approximately $1.2 million through September 20, 2012, and

•	the grant to Mr. Cutsinger upon the closing of this offering of our restricted shares equal to the amount obtained by dividing $2.5 million by the initial public offering price of our common stock.

In addition to this cash bonus and the grant of restricted stock, Mr. Cutsinger is the ultimate beneficiary of the repayment of the TMG Sublicense Fee described below under the heading “ – Business Plan Transfers and Licenses.” Since the issuance of the restricted stock and payment of the cash bonus are entirely contingent on the closing of this offering, the related liability will not be measured and included in Taylor & Martin Group, Inc.’s financial statements until this offering closes.

Business Plan Transfers and Licenses

In order that SABA Group, LLC could utilize the Business Plan in pursuit of the IPO Combination as described above under the heading “ – Pursuit of IPO Combination,” Mr. Cutsinger transferred the Business Plan to SABA Group, LLC, our sponsor, in two tranches in February and May 2011 in exchange for an aggregate principal amount of $3.5 million in promissory notes bearing interest at 5% per annum. The first promissory note, dated February 9, 2011 and amended on March 24, 2011, has a stated principal balance of $3,150,000, and the second promissory note, dated May 27, 2011, has a stated principal balance of $350,000. The Business Plan was transferred in two tranches because additional developments in and refinements to the Business Plan were made by Mr. Cutsinger after the original transfer occurred. On the same days, our sponsor then transferred the Business Plan to PrimeValue Founder Company, which, at that time, was a wholly owned subsidiary of our sponsor and is now a wholly owned subsidiary of TMG Founder Company, in exchange for two promissory notes of the same tenors and principal amounts. Each of the intercompany promissory notes described above has a maturity date equal to the earlier of the date of an initial public offering or five years from the date of the note’s execution. In addition, each of these notes is payable only with proceeds from an initial public offering.

PrimeValue Founder Company subsequently licensed the use of the Business Plan to TMG Founder Company in connection with the Initial Reorganization pursuant to a non-exclusive license agreement dated November 18, 2011 whereby TMG Founder Company agreed to pay to PrimeValue Founder Company a license fee of $3,546,171 plus interest at 4.9349% per annum accruing since May 27, 2011. The non-exclusive license agreement has a maturity date equal to the earlier of the date of an initial public offering or five years from the date of the non-exclusive license agreement’s execution. In addition, the non-exclusive license agreement is payable only with proceeds from an initial public offering. Through the non-exclusive license agreement, TMG Founder Company has exploited the Business Plan to create and facilitate an IPO Combination. Operating through the services of its officer, Mr. Cutsinger. TMG Founder Company identified Taylor & Martin Enterprises as a prospective combining partner company and negotiated the original combination agreement with Taylor & Martin Enterprises, engaged third party accounting services and undertook others actions required to accomplish an IPO Combination.

Taylor & Martin Group, Inc. and TMG Founder Company entered into a nonexclusive sublicense agreement, dated November 18, 2011, whereby upon the closing of this offering, Taylor & Martin Group, Inc. will pay a sublicense fee to TMG Founder Company equal to $3,546,171 plus accrued interest at 4.9349% per annum from May 27, 2011 (the “TMG Sublicense Fee”), which mirrors the obligation under the non-exclusive license agreement between TMG Founder Company and its wholly owned subsidiary, PrimeValue Founder Company. Taylor & Martin Group, Inc. did not receive any cash proceeds in exchange for the TMG Sublicense Fee. Rather, Taylor & Martin Group, Inc. received the right to access the previously developed Business Plan for an IPO Combination. Through the non-exclusive sublicense agreement, Taylor & Martin Group, Inc. has exploited the Business Plan to further facilitate an IPO Combination. Operating through the services of its officers, Taylor & Martin Group, Inc. identified Deanco Auction, International Enterprises, Jay Group and Image Microsystems, negotiated combination agreements with them and an amended and restated combination agreement with Taylor & Martin Enterprises, negotiated key employment agreements and underwriting contracts and undertook all others actions required to accomplish an IPO Combination. Payment by Taylor & Martin Group, Inc. on the TMG Sublicense Fee will be made only from the proceeds of this offering and will be used by TMG Founder Company to repay its obligation to its wholly owned subsidiary, PrimeValue Founder Company, which, in turn, will use the proceeds to repay its obligations to SABA Group, LLC, which, in turn, will use the proceeds to repay its obligations to Mr. Cutsinger.

Ratification of Arrangements with Mr. Cutsinger

During a telephonic meeting of our board of directors held on June 25, 2012, Mr. Cutsinger excused himself from the meeting. Frank Bango, our lead director, then reviewed with the three other independent directors our Related Party Transaction Policy that had been adopted by our board earlier in the meeting. The directors next considered the following benefits to us arising from the Business Plan and the related transactions with Mr. Cutsinger:

•	the probability that, but for the efforts of Mr. Cutsinger since early 2009, it is highly unlikely that:

•	the Partner Companies would have been identified;

•	combinations agreement with the owners of the Partner Companies would have been negotiated and signed;

•	experienced senior managers would have been identified and retained to supervise our operations following this offering;

•	a lead book runner would have been identified to organize an underwriting syndicate to underwrite our common stock pursuant to this offering;

•	a registration statement relating to this offering would have been confidentially submitted under the JOBS Act; and

•

the Combinations and this offering would have reached their current states of development without Mr. Cutsinger’s assumption of the economic risk that the Combinations and this offering are not consummated through his agreement to pay the expenses of the Combinations and this offering which are not otherwise payable by Partner Companies or by us out of the net proceeds of this offering, estimated as of the date of this meeting to be $1.25 million, of which approximately $931,000 had been paid by Mr. Cutsinger through June 22, 2012.

•	The TMG Sublicense Fee that ultimately inures to the benefit of Mr. Cutsinger and Mr. Cutsinger’s bonus are payable only if the Combinations and this offering are closed; and

•

Since the stockholders of the Partner Companies are in most cases entitled to receive a fixed dollar amount of our stock upon the closing of the Combinations and this offering, rather than a fixed number of shares, SABA Group, LLC rather than Taylor & Martin Group, Inc. bears the dilution risk associated with a low valuation of Taylor & Martin Group, Inc. by the underwriters.

The directors also considered the following detriments to us of our participation in the Business Plan and related transactions with Mr. Cutsinger:

•	no independent third party opined with respect to the value or fairness of the terms of the Business Plan;

•	Mr. Cutsinger approved transactions relating to the Business Plan on behalf of:

•	SABA Group, LLC, our sponsor, in his capacity as sole manager of that entity;

•	TMG Founder Company, in his capacity as sole director of that corporation; and

•	Taylor & Martin Group, Inc., in his capacity as sole director of that corporation at the time of his approval; and

•

Mr. Cutsinger had no obligation to document the amount of time he devoted to the development of the Business Plan or the expenses that he incurred in connection with its development and implementation.

Based on an evaluation of all relevant facts and circumstances, including the foregoing positive and negative aspects of the Business Plan and the related transactions with Mr. Cutsinger and without ascribing any specific weight to any particular factor, our independent directors unanimously concluded pursuant to our Related Party Transaction Policy that:

•

the foregoing transactions were fair to us because it was highly improbable that the transactions relating to the Business Plan offered by Mr. Cutsinger would have been offered to us by any other party that was not related to us;

•	the ratification of the transactions contemplated by the Business Plan would not impair the independence of any independent director; and

•

since the consideration ultimately payable pursuant to the Business Plan was determined before most of the combination agreements with the Partner Companies were negotiated, the registration statement relating to this offering was prepared and confidentially submitted to the SEC and the Related Party Transactions Policy was adopted by our board of directors, ratification of the Business Plan and related transactions with Mr. Cutsinger will not present or give the appearance of an improper conflict of interest for any director or any officer of Taylor & Martin Group, Inc., other than Mr. Cutsinger.

Accordingly, our independent directors unanimously ratified our participation in the Business Plan and the related transactions with Mr. Cutsinger.

PRINCIPAL STOCKHOLDERS

The following table sets forth the percentage of our common stock beneficially owned as of September 30, 2012 and as adjusted to reflect the shares of common stock to be issued in the Combinations and the sale of the shares of common stock in this offering, by (1) each person who is known to us to be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers, and (4) all executive officers and directors as a group. Our calculation of the beneficial ownership percentages after the offering is based on the issuance and sale by us of shares of common stock in the offering, assuming no exercise of the underwriters’ option to purchase additional shares. Immediately after this offering, there will be 36,616,629 shares of our common stock outstanding (assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)). For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares as to which a person or entity has sole or shared voting or investment power. Except as indicated by footnote, to our knowledge the persons named in the table below, to our knowledge, have sole voting and investment power with respect to all common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each director and named executive officer listed is 12 Greenway Plaza, Suite 1100, Houston, Texas 77046.

Name	Shares of Common Stock Prior to Offering(1)	Percent Prior To Offering(1)	Shares of Common Stock After Offering(2)		Percent After Offering(3)
SABA Group, LLC(4)	5,339,180	97.48%	5,339,180		14.6%
Rod K. Cutsinger (4)	5,339,180	97.48	5,616,958	(5)	15.3
Mark E. Fort	87,632	1.60	664,208	(6)	2.0
Frank Bango	8,763	*	42,096		*
Michael R. Suldo	8,763	*	42,096		*
James L. Kent	—	—	33,333		*
James L. Persky	—	—	33,333		*
Jerry Davis	—	—	394,444	(7)	1.1
Lloyd D. George	—	—	338,889	(7)	*
Curtis Greve	—	—	394,444	(7)	1.1
Image Microsystems, Inc.(8)	—	—	2,222,222		6.1
Alex Abadi(8)	—	—	2,222,222		6.1
All directors and executive officers as a group (5 people prior to this offering and 13 people after this offering)	5,477,200	99.56%	8,603,994		23.5%

*	Represents less than 1% of the total outstanding shares.

(1)	Based on 5,477,200 issued and outstanding shares of our common stock after giving effect to the Reorganization.

(2)	For the purpose of calculating the share amounts contained in the table, we have assumed a price of $9.00 per share (the midpoint of the price range set forth on the cover page of the prospectus).

(3)

Assumes that an aggregate of 19,000,000 shares are sold pursuant to this offering, resulting in 36,616,629 shares outstanding after the offering and reflects shares of common stock to be issued in the Combinations and to members of our management upon consummation of this offering. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

(4)

Rod K. Cutsinger, our Chairman and Chief Executive Officer, is the beneficial owner of our shares that are held by SABA Group, LLC, which is owned 80% by Mr. Cutsinger and 20% by family trusts established by Mr. Cutsinger.

(5)

Mr. Cutsinger’s employment agreement provides that he will receive upon the closing of this offering a grant of 277,778 shares of restricted stock, which is equal to the number obtained by dividing $2.5 million by the initial public offering price of our common stock in this offering (assuming an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)). See “Executive Compensation – Employment Agreements with Named Executive Officers.”

(6)

As a stockholder of Taylor & Martin Enterprises and our employee, Mr. Fort will receive stock consideration pursuant to our combination agreement with Taylor & Martin Enterprises and his employment agreement, respectively, as follows: (i) 248,371 shares of restricted stock issuable under our 2011 Omnibus Incentive Plan, the restrictions on 148,371 of which lapse on the first anniversary of the closing of this offering and the restrictions on balance lapse in equal parts over five years, from the closing of this offering and (ii) 328,205 shares of unrestricted stock (assuming a price of $9.00 per share (the midpoint of the price range set forth on the cover page of the prospectus)) issuable in connection with the Combination with Taylor & Martin Enterprises. Additionally, Mr. Fort acquired 87,632 shares of TMG Founder Company stock on May 27, 2011 from SABA Group, LLC in exchange for a $400,000 non-interest bearing promissory note. See “– Background – Organization and Company Structure” below. Outstanding shares of TMG Founder Company common stock will be exchanged on a one-for-one basis with shares of common stock of Taylor & Martin Group, Inc. in connection with the Reorganization.

(7)

The number of shares of restricted stock issuable to Messrs. Davis, George and Greve is calculated in the manner described in “Executive Compensation – Employment Agreements with Named Executive Officers.”

(8)

Image Microsystems, Inc. is wholly owned by Alex Abadi. The calculation of the number of shares that will be issued to Image Microsystems, Inc. in exchange for its asset recovery and depot repair operations upon closing of the Combination with Image Microsystems, Inc. assumes an initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). See “Combinations and Reorganization – Consideration to be Paid to Partner Company Stockholders and Certain Employees and Consultants.”

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is based upon our amended and restated certificate of incorporation, our amended and restated bylaws and applicable provisions of law, and is qualified in its entirety by reference to the provisions of those documents and law.

Certain provisions of the General Corporation Law of the State of Delaware, or “DGCL,” our certificate of incorporation, and our bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests.

Authorized Capital Stock

Our certificate of incorporation authorizes us to issue up to 375,000,000 shares of capital stock, consisting of:

•	312,500,000 shares of common stock, par value $0.00001 per share; and

•	62,500,000 shares of preferred stock, par value $0.01 per share.

As of September 30, 2012 and after giving effect to the Reorganization we had 5,477,200 shares of common stock and no shares of preferred stock issued and outstanding.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Amendments to Our Certificate of Incorporation

Under our certificate of incorporation and as permitted by the DGCL, the affirmative vote of two-thirds of the outstanding shares entitled to vote thereon and two-thirds of the outstanding stock of each class entitled to vote thereon, voting together as a single class, is required to amend our certificate of incorporation. Under the DGCL, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the amended and restated certificate of incorporation, if the amendment would:

•	increase or decrease the aggregate number of authorized shares of such class;

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class of our capital stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision.

Classified Board of Directors

Our certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes, with each director serving for a staggered three-year term. The three classes of our board of directors are as follows:

•	Class I directors will be Messrs. Cutsinger and Bango, and their terms will expire at our annual meeting of stockholders held in 2013;

•	Class II directors will be Messrs. Kent and Persky, and their terms will expire at our annual meeting of stockholders held in 2014; and

•	Class III director will be Mr. Suldo, and his term will expire at our annual meeting of stockholders held in 2015.

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Each such director shall hold office until his or her successor is elected and qualified or until the earlier of his or her death, resignation, or removal.

Vacancies in the Board of Directors

Our bylaws provide that, subject to limitations, any vacancy occurring in our board of directors for any reason may be filled by a majority of the remaining members of our board of directors then in office, even if such majority is less than a quorum. Each director so elected shall hold office until the expiration of the term of the other directors in the same class to which such new director is appointed.

Special Meetings of Stockholders

Under our bylaws, special meetings of stockholders may be called at any time by the chairman of our board of directors or by a majority of the members of our board of directors. Our bylaws further provide that our board of directors shall call a special meeting upon the written request of the record holders of at least 25% of the voting power of the outstanding shares of all classes of stock entitled to vote at such a meeting, subject to requirements and limitations set forth in our bylaws.

Under the DGCL, written notice of any special meeting must be given not less than 10 nor more than 60 days before the date of the special meeting to each stockholder entitled to vote at such meeting,

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

Nominations for the election of directors may be made by our board of directors or by any stockholder entitled to vote for the election of directors who complies with the applicable notice requirements.

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our board of directors, our bylaws contain certain procedures that must be followed with respect to advance timing required for delivery of stockholder notice of such business and the information that such notice must contain. The information that may be required in a stockholder notice includes general information regarding the stockholder, a description of the proposed business, and, with respect to nominations for our board of directors, certain specified information regarding each nominee. In addition to the information required in a stockholder notice described above, our bylaws require under certain circumstances a representation that the stockholder is a holder of our voting stock and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice. For the timing of the stockholder notice, our bylaws require that the notice must be received by our secretary:

•	in the case of an annual meeting, not more than 180 days and not less than 120 days in advance of the annual meeting; and

•	in the case of a special meeting, not more than 15 days after the day on which notice of the special meeting is first mailed to stockholders.

No Stockholder Action by Written Consent without a Meeting

Our certificate of incorporation provides that no action that is required or permitted to be taken by our stockholders at any annual or special meeting of stockholders, including the election or removal of directors, may be effected by written consent of stockholders in lieu of a meeting.

Approval of Certain Transactions

Under our certificate of incorporation, any action required by the DGCL to be taken by the holders of any class or series of our stock relating to our merger, consolidation, sale of all or substantially all of our assets or dissolution and winding up requires the affirmative vote of two-thirds of all shares of each class or series of our stock then outstanding and entitled to vote thereon, voting together as a single class. Following this offering,

Rod K. Cutsinger, directly and through his control of our sponsor, and our other members of senior management will own approximately 23.4% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares) and hence will have significant power to prevent any of the transactions referred to in the preceding sentence. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”

Limitation on Liability and Indemnification Matters

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors breached their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Certain Anti-Takeover Effects of Delaware Law

Following this offering, we will be subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various business combination transactions with any interested stockholder for a period of three years following the time that such person became an interested stockholder, unless:

•

the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, sales of at least 10% of the corporation’s assets, and certain other transactions resulting in financial benefit to an “interested stockholder.” In general, an “interested stockholder” is a person who owns (or is an affiliate or associate of the corporation and, within the prior three years, did own) 15% or more of a corporation’s voting stock.

However, the restrictions contained in Section 203 will not apply if the business combination is with an interested stockholder who became an interested stockholder before the time that we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders.

Additionally, we did not opt out in our certificate of incorporation of provisions of the DGCL that provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

Description of Common Stock

Our only class of common stock is our common stock, par value $0.00001 per share. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

Dividends

The DGCL and our certificate of incorporation do not require our board of directors to declare dividends on our common stock. The declaration of any dividend on our common stock is a matter to be acted upon by our board of directors in its sole discretion. We have no current plans to commence payment of a dividend on our common stock. Our payment of dividends on our common stock in the future will be determined by our board of directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors.

The DGCL restricts the power of our board of directors to declare and pay dividends on our common stock. The amounts which may be declared and paid by our board of directors as dividends on our common stock are subject to the amount legally available for the payment of dividends on our common stock by us under the DGCL. In particular, under the DGCL, we can only pay dividends to the extent that we have surplus – the extent by which the fair market value of our net assets exceeds the amount of our capital, or to the extent of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, dividends on our common stock are subject to any preferential rights on any outstanding series of preferred stock authorized for issuance by our board of directors in accordance with our certificate of incorporation.

See “Dividend Policy” for a discussion of our policy on dividends. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pro Forma Combined – Pro Forma Combined Liquidity and Capital Resources – Revolving Credit Facility” for a discussion of limitations we expect will be imposed by our proposed revolving credit facility on our ability to declare and pay dividends.

Voting Rights

Our certificate of incorporation provides that, except as may otherwise be provided in a certificate of designations relating to any outstanding series of preferred stock or by applicable law, the holders of shares of common stock shall be entitled to one vote for each such share upon each matter presented to the stockholders, and the common stock shall have the exclusive right to vote for the election of directors and for all other purposes. Our common stockholders do not possess either preemptive rights or cumulative voting rights.

Under our bylaws in uncontested elections of directors, those nominees receiving a majority of the votes cast by holders of shares entitled to vote with respect to that director’s election at the meeting shall be elected. A majority of votes cast means that the number of votes for a director must exceed 50% of the votes cast with respect to that director. Votes against will count as a vote cast with respect to a director, but abstentions will not count as a vote cast with respect to that director. In certain contested elections, the nominees who receive a plurality of votes cast by holders of shares entitled to vote in the election at a meeting shall be elected. Our bylaws provide that all directors serving on our board must submit an irrevocable resignation that will become effective if both the director fails to receive a majority of votes cast and our board determines that the resignation should be accepted. Our board is required to accept such resignation unless our board determines that for compelling reasons it is in our best interests for such director to continue serving as a director. In making its determination, our board may consider any factors it determines appropriate.

Under our bylaws, any other corporate action put to a stockholder vote shall be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting, unless otherwise provided by our certificate of incorporation as noted in this “Description of Our Capital Stock” or applicable law.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of us, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. Holders of our preferred stock, if any such shares are then outstanding, may have a priority over the holders of common stock in the event of any liquidation, dissolution, or winding up.

Transfer Agent and Registrar

We have appointed Computershare Trust Company, N.A. as the transfer agent and registrar for our common stock.

Listing

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “TMG.”

Description of Preferred Stock

Under our certificate of incorporation and the DGCL, our board of directors has the authority to issue shares of preferred stock from time to time in one or more series. Any certificate of designations establishing a series of preferred stock will describe the terms of the series of preferred stock, including:

•	the designation of the series;

•	the number of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in respect of dividends and whether such dividends, if any, shall be cumulative or noncumulative;

•	dates at which dividends, if any, shall be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•

whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of ours or any other corporation and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable, and all other terms and conditions upon which such conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of the series.

Holders of our preferred stock will not be entitled to vote except as may otherwise be provided in the certificate of designations establishing such preferred stock and except as may otherwise be provided under applicable law.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sales of Restricted Securities

Upon the completion of this offering, we will have 36,616,629 shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares), which includes the 19,000,000 million shares of common stock sold by us in this offering. For information regarding the effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “Prospectus Summary – The Offering.”
Of the shares to be outstanding after the closing of this offering, the 19,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. The remaining 17,616,629 shares of common stock are “restricted” shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, all of these restricted securities will be subject to the lock-up agreements described below, transfer restrictions contained in the Partner Company combination agreements or lapse of forfeiture provisions.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 366,166 shares immediately after this offering assuming underwriters do not exercise in full their option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

We have entered into employment agreements with certain of our executive officers and employees and consulting agreements with certain consultants that obligate us to issue restricted stock pursuant to our 2011 Omnibus Incentive Plan upon the consummation of our initial public offering in exchange for the provision of services. The agreement to issue these restricted shares was completed without registration under the Securities

Act in reliance upon the exemption provided by Rule 701 promulgated thereunder. Subject to any lock-up and forfeiture restrictions described below and elsewhere in this prospectus, these shares will be eligible for sale 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Stock Issued Under Our 2011 Omnibus Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register up to 5,000,000 shares of our common stock, which is equivalent to 13.7% of the number of shares of common stock outstanding immediately after completion of this offering, issuable with respect to option awards, restricted stock awards or other types of awards to be granted, or otherwise, under our 2011 Omnibus Incentive Plan. Immediately after this offering, there will be 4,222,097 shares of restricted stock issued and outstanding under the 2011 Omnibus Incentive Plan. The registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to forfeiture restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below and elsewhere in this prospectus.

Lock-up Agreements and Other Transfer Restrictions

Notwithstanding the foregoing, in connection with the consummation of this offering, each of our directors and officers and our sponsor will enter into a 180-day lock-up agreement with the underwriters. See “Underwriting – Lock-Up Agreements.” Additionally, in connection with the Reorganization and the Combinations, a number of our directors and officers, our sponsor and the equity owners of the various Partner Companies will be subject to a one-year restriction on transfer. See “Combinations and Reorganization – Summary of Terms of the Combination Agreement – Lock-Up Agreement” and “Combinations and Reorganization – Reorganization.”

Registration Rights

As described in “Combinations and Reorganization – Summary of the Terms of the Combination Agreements – Registration Rights” and “Combinations and Reorganization – Reorganization,” we have entered into registration rights agreements with the stockholders of the Partner Companies receiving our common stock in the Combinations and with the current stockholders of TMG Founder Company, pursuant to which they may sell a portion of their shares of common stock in future registrations of securities by us on or after the first anniversary of the closing of this offering. We do not have any other contractual obligations to register our stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences generally applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (“Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders that purchase our common stock issued pursuant to this offering and that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates and former permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or persons deemed to sell our common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “United States person” or a partnership for U.S. federal income tax purposes. A United States person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

Distributions on our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the section titled “– Gain on Sale or Disposition of our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments generally will be subject to withholding at a 30% rate (rather than the lower treaty rate), unless the non-U.S. holder provides a valid IRS Form W-8BEN or another appropriate version of IRS Form W-8 establishing entitlement to the lower treaty rate with respect to such payments.

Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

Gain on Sale or Disposition of our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a United States real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period. If we are determined to be a USRPHC and the foregoing exception does not apply, among other things, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition as if such holder were a United States person.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding (currently at a rate of 28%) if the non-U.S. holder provides to us or our paying agent a properly executed IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from backup withholding. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected outside the U.S. by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the holder is a non-U.S. holder, an exemption is not otherwise established and the broker has certain relationships with the United States.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate), unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if the broker has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

Legislation enacted in 2010 will impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Proposed Treasury Regulations provide that this withholding will apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or disposition of our common stock made on or after January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Subject to the terms and conditions of an underwriting agreement between us and Canaccord Genuity Inc. and Oppenheimer & Co. Inc., as representatives of the underwriters, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Canaccord Genuity Inc.
Canaccord Genuity Corp.
Oppenheimer & Co. Inc.
KeyBanc Capital Markets Inc.
Stephens Inc.

Total	19,000,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriting agreement provides that the underwriters will purchase the shares of common stock from us at the initial public offering price shown on the cover page of this prospectus less the underwriting discounts and commissions shown on the cover page of this prospectus.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters.

Total
	Per Share	Without Option Exercise	With Option Exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us
Proceeds, before expenses of the offering and the Combinations

The expenses of the offering are estimated to be approximately $4.7 million, exclusive of underwriting discounts and commissions. This amount includes certain amounts that we have agreed to pay to the underwriters, which consist of (i) the filing fees incident to the required review by FINRA in connection with this offering ($24,525), (ii) the fees and disbursements of counsel for the underwriters in connection with such FINRA review (approximately $20,000) and (iii) the fees and expenses of the underwriters, including the fees and disbursement of their counsel, in connection with the directed share program described in “ – Directed Share Program” (approximately $5,000). We are responsible for all of our expenses related to the offering, whether or not it is completed, except as otherwise described in this prospectus.

The underwriters propose to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus. After this offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our pro forma combined sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Option to Purchase Additional Common Shares

We have granted to the underwriters the option, exercisable for thirty (30) days from the date of this prospectus, to purchase up to 2,850,000 additional shares of common stock at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, and to contribute to payments that the underwriters may be required to make for certain liabilities.

Lock-Up Agreements

We, our directors and officers and certain of our stockholders have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock held by them during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters, subject to certain limitations and limited exceptions. The underwriters do not have any present intention, agreement or understanding, explicit or implicit, to release any securities from the lock-ups prior to their expiration. Any determination to release any securities from the lock-ups would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares of common stock or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer. The underwriters have agreed that we may issue shares of our common stock in connection with acquisitions as long as any shares so issued are subject to the foregoing transfer restrictions. For a discussion of the transfer restrictions applicable to the stockholders of the Partner Companies see “Combinations and Reorganization – Summary of the Terms of the Combination Agreements – Lock-Up Agreement.”

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock offered hereby to be sold to specified directors, executive officers, employees and persons having relationships with us and the Partner Companies pursuant to a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares under this program. Any reserved shares which are not confirmed for purchase via our directed share program website or orally by telephone by midnight New York City time on the business day immediately prior to the first day of trading will be sold by the underwriters to the general public on the same terms as the other shares offered hereby.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, passive market making and purchases to cover syndicate short positions created in connection with the offering. Until distribution of the shares of our common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of the shares of our common stock, such as bids or purchases to peg, fix or maintain that price. A “stabilizing transaction” is a bid for or the purchase of common stock on behalf of an underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. Stabilizing transactions may cause the price of shares of our common stock to be higher than the price that might otherwise prevail in the open market.

If an underwriter creates a short position in our common stock in connection with this offering (i.e., if it sells more shares of our common stock than are listed on the cover page of this prospectus), the underwriter may reduce that short position by purchasing shares of our common stock in the open market. A “covering transaction” is the bid for or purchase of common stock on behalf of an underwriter to reduce a short position incurred by the underwriter in connection with the offering. A short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Similar to other purchase transactions, an underwriter’s purchases to cover the short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise prevail in the open market.

An underwriter also may impose a penalty bid, whereby the underwriter may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the underwriter repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares of our common stock.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by one or more of the underwriters, or by their affiliates.

Other than this prospectus in electronic format, information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus or registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacities as underwriters and should not be relied on by investors.

Relationship with Taylor & Martin Group

In the ordinary course of business, the underwriters and their affiliates may, in the future, provide various investment banking, financial advisory and other services to us for which they may receive customary compensation. In the course of their business, the underwriters and their affiliates may actively trade our securities for their own account or for the accounts of customers, and, accordingly the underwriters and their affiliates may at any time hold long or short positions in such securities.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and the representation noted below, the expression of an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares of our common stock contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive).

Notice to Prospective Investors in the United Kingdom

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Israel

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following, all of whom must acquire the securities for their own account and not for purposes of distribution and/or sale to others:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in the Control of Financial Services law (Provident Funds), 5765-2005;

•	an insurer, as defined under the Insurance Business (Control) Law, 5741-1981;

•

a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing) Law, 5741-1981—other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law 1968, purchasing for itself;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) where the risk of investment is higher than what is customary for other investments);

•	a corporation primarily engaged in capital markets activities and which is wholly owned by investors listed in Section 15A(b) of the Securities Law 1968;

•	a corporation, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity is in excess of NIS 50 million; and

•

An individual as to which the conditions provided in sub-section 9 to Addendum 1 of the Investment Advisors Law, 5755-1995, purchasing for his own account, and for the purposes hereof, the aforementioned sub-section shall be read whereby “as an eligible client for the purpose of this law,” is replaced with “as an investor for the purpose of Section 15A(b)(1) of the Securities Law 1968.”

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

VALIDITY OF SECURITIES

The validity of the issuance of the common stock offered in this offering will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain matters will be passed upon for the underwriters by Andrews Kurth LLP, Austin, Texas. Bracewell & Giuliani LLP has agreed to represent us in this offering on a contingent basis by which they will receive a fixed fee if this offering is completed and will receive no payment in the event that this offering is not completed. Additionally, a senior associate of Bracewell & Giuliani LLP who worked on this offering will become one of our executive officers upon the closing of this offering and at such time will receive a cash bonus of $150,000 and an award of restricted stock having a value of $1.0 million at the initial public offering price.

EXPERTS

The consolidated financial statements of Taylor & Martin Group, Inc. as of December 31, 2011 and for the period from November 18, 2011 (date of inception) to December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2011, consolidated financial statements contains an explanatory paragraph that states that Taylor & Martin Group, Inc.’s loss from operations and accumulated deficit raises substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of TMG Founder Company as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent certified public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2011, consolidated financial statements contains an explanatory paragraph that states that TMG Founder Company’s recurring losses from operations and accumulated deficit raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of Taylor & Martin Enterprises, Inc. as of December 31, 2011 and 2010, and for each of the years in the two-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Deanco Auction Group as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of International Enterprises, Inc. as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of The Jay Group as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Image Microsystems, Inc. as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus concerning the contents of any contract or other document are not necessarily complete. If any other contract or other document has been filed as an exhibit to the registration statement, please see the copy of such contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We will also maintain a website at www.TaylorandMartinGroup.com upon commencement of trading of our common stock. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Taylor & Martin Group, Inc.
Unaudited Pro Forma Combined Financial Statements as of June 30, 2012 and for the Years Ended December 31, 2010 and 2011 and the Six Months Ended June 30, 2011 and 2012:
Statements of Operations	F-3
Balance Sheet	F-7
Notes to Unaudited Pro Forma Combined Financial Statements	F-8

Taylor & Martin Group, Inc. (designated accounting acquirer)

Consolidated Financial Statements as of December 31, 2011 and June 30, 2012 (restated and unaudited) and for the Period from November 18, 2011 (Inception) to December 31, 2011 and the Six Months Ended June 30, 2012 (restated and unaudited):

Report of KPMG LLP	F-18
Consolidated Balance Sheet	F-19
Consolidated Statement of Operations	F-20
Consolidated Statement of Changes in Shareholders’ Deficit	F-21
Consolidated Statement of Cash Flows	F-22
Notes to Consolidated Financial Statements	F-23

TMG Founder Company

Consolidated Financial Statements as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) and for the Years Ended December 31, 2010 and 2011 and the Six Months Ended June 30, 2011 and 2012 (unaudited):

Report of KPMG LLP	F-29
Consolidated Balance Sheets	F-30
Consolidated Statements of Operations	F-31
Consolidated Statements of Changes in Stockholders’ Equity	F-32
Consolidated Statements of Cash Flows	F-33
Notes to Consolidated Financial Statements	F-34

Taylor & Martin Enterprises, Inc. (designated accounting predecessor)

Consolidated Financial Statements as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) and for the Years Ended December 31, 2010 and 2011 and the Six Months Ended June 30, 2011 and 2012 (unaudited):

Report of KPMG LLP	F-38
Consolidated Balance Sheets	F-39
Consolidated Statements of Income	F-40
Consolidated Statements of Stockholders’ Equity	F-41
Consolidated Statements of Cash Flows	F-42
Notes to Consolidated Financial Statements	F-43

Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of Mississippi, Inc. and Deanco Auction Group (designated accounting predecessor)

Combined Financial Statements as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) and for the Years Ended December 31, 2010 and 2011 and the Six Months Ended June 30, 2011 and 2012 (unaudited):

Report of KPMG LLP	F-52
Combined Balance Sheets	F-53
Combined Statements of Income and Equity	F-54
Combined Statements of Cash Flows	F-55
Notes to Combined Financial Statements	F-56

International Enterprises, Inc. (designated accounting predecessor)
Financial Statements as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) and for the Years Ended December 31, 2010 and 2011 and the Six Months Ended June 30, 2011 and 2012 (unaudited):
Report of KPMG LLP	F-63
Balance Sheets	F-64
Statements of Income	F-65
Statements of Shareholder’s Equity	F-66
Statements of Cash Flows	F-67
Notes to Financial Statements	F-68

The Jay Group, Ltd. & Affiliate (designated accounting predecessor)

Combined Financial Statements as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) and for the Years Ended December 31, 2010 and 2011 and the Six Months Ended June 30, 2011 and 2012 (unaudited):

Report of KPMG LLP	F-73
Combined Balance Sheets	F-74
Combined Statements of Operations	F-75
Combined Statements of Stockholders’ Equity (Deficit) and Noncontrolling Interest	F-76
Combined Statements of Cash Flows	F-77
Notes to Combined Financial Statements	F-78

Image Microsystems, Inc. (designated accounting predecessor)
Financial Statements as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) and for the Years Ended December 31, 2010 and 2011 and the Six Months Ended June 30, 2011 and 2012 (unaudited):
Report of KPMG LLP	F-86
Balance Sheets	F-87
Statements of Income and Retained Earnings	F-88
Statements of Cash Flow	F-89
Notes to Financial Statements	F-90

TAYLOR & MARTIN GROUP, INC.

Unaudited Pro Forma Combined Statement of Operations

Year ended December 31, 2011

(Dollars in Thousands)

	Taylor & Martin Group	TMG Founder Co	Taylor & Martin Enterprises	DeanCo	International Enterprises	Jay Group	Image Microsystems	Historical Basis Combined	Pro Forma Adjustments		Pro Forma Combined
									(See Note 4)
Revenues:
Sales	$—	—	3,238	11,027	35,521	35,672	11,996	97,454			$97,454
Services	—	—	18,057	7,424	—	—	7,898	33,379			33,379

Total revenues	—	—	21,295	18,451	35,521	35,672	19,894	130,833			130,833

Cost of sales	—	—	2,832	9,997	27,822	24,799	4,567	70,017			70,017
Cost of services			6,493	1,849	—	—	7,205	15,547			15,547
Selling, general and administrative expenses	37	115	6,612	2,990	4,510	8,400	5,625	28,289	(2,997	)(a)	38,203
Non-cash selling, general and administrative stock compensation expense	—	—	—	—	—	—	—	—	8,095	(l)
Amortization expense – loan fees	—	—	—	—	—	—	—	—	84	(j)
Amortization expense – intangibles	—	—	—	—	—	—	—	—	4,732	(b)

Income (loss) from operations	(37)	(115)	5,358	3,615	3,189	2,473	2,497	16,980			7,066
Other income (expense):
Interest income (expense), net	—	—	(81)	(318)	1	(1,181)	(10)	(1,589)	1,602	(e)	13
Gain (loss) on disposition of property, plant and equipment	—	—	44	(19)	—	—	—	25			25
Other	—	—	11	29	3	—	—	43			43

Income (loss) before tax provision	(37)	(115)	5,332	3,307	3,193	1,292	2,487	15,459			7,147
Provision (benefit) for income taxes	—	—	—	—	—	—	104	104	2,683	(c)	2,787

Net income (loss)	$(37)	(115)	5,332	3,307	3,193	1,292	2,383	15,355			$4,360

Pro forma earnings per share (see Note 5)											$0.12

Pro forma fully diluted earnings per share (see Note 5)											$0.12

TAYLOR & MARTIN GROUP, INC.

Unaudited Pro Forma Combined Statement of Operations

Year ended December 31, 2010

(Dollars in Thousands)

	Taylor & Martin Group	TMG Founder Co	Taylor & Martin Enterprises	DeanCo	International Enterprises	Jay Group	Image Microsystems	Historical Basis Combined	Pro Forma Adjustments		Pro Forma Combined
									(See Note 4)
Revenues:
Sales	$—	—	1,330	8,010	24,743	32,781	4,748	71,612			$71,612
Services	—	—	16,143	5,015	—	—	5,045	26,203			26,203

Total revenues	—	—	17,473	13,025	24,743	32,781	9,793	97,815			97,815

Cost of sales	—	—	1,179	5,569	20,291	22,891	1,958	51,888			51,888
Cost of services	—	—	6,387	1,562	—	—	4,898	12,847			12,847
Selling, general and administrative expenses	—	5	6,194	2,899	3,242	6,616	2,589	21,545	(33	)(a)	36,559

Non-cash selling, general and administrative stock compensation expense	—	—	—	—	—	—	—	—	10,231	(l)
Amortization expense - loan fees	—	—	—	—	—	—	—	—	84	(j)
Amortization expense - intangibles	—	—	—	—	—	—	—	—	4,732	(b)

Income (loss) from operations	—	(5)	3,713	2,995	1,210	3,274	348	11,535			(3,479)
Other income (expense):
Interest income (expense), net	—	—	(123)	(414)	12	(1,189)	—	(1,714)	1,752	(e)	38
Gain (loss) on disposition of property, plant and equipment	—	—	13	31	—	—	—	44			44
Other	—	—	(7)	41	13	—	—	47			47

Income (loss) before tax provision	—	(5)	3,596	2,653	1,235	2,085	348	9,912			(3,350)
Provision (benefit) for income taxes	—	—	—	—	—	—	31	31	(1,338	)(c)	(1,307)

Net income (loss)	$—	(5)	3,596	2,653	1,235	2,085	317	9,881			$(2,043)

Pro forma (loss) per share (see Note 5)											$(0.06)

Pro forma fully diluted (loss) per share (see Note 5)											$(0.06)

TAYLOR & MARTIN GROUP, INC.

Unaudited Pro Forma Combined Statement of Operations

For The Six Months Ended June 30, 2012

(Dollars in Thousands)

	Taylor & Martin Group	TMG Founder Co	Taylor & Martin Enterprises	DeanCo	International Enterprises	Jay Group	Image Microsystems	Historical Basis Combined	Pro Forma Adjustments		Pro Forma Combined
									(See Note 4)
Revenues:
Sales	$—	—	2,458	5,894	21,156	21,334	5,744	56,586	(72)	(k)	$56,514
Services	—	—	8,355	4,319	—	—	4,144	16,818			16,818

Total revenues	—	—	10,813	10,213	21,156	21,334	9,888	73,404			73,332

Cost of sales	—	—	2,385	5,603	16,520	15,234	1,754	41,496	(51)	(k)	41,445
Cost of services	—	—	2,915	1,066	—	—	4,139	8,120			8,120
Combination expense	1,324	—	—	—	—	—	—	1,324
Selling, general and administrative expenses	43	—	3,052	1,833	1,828	4,282	3,906	14,944	(2,911)	(a)	19,325
Non-cash selling, general and administrative stock compensation expense	—	—	—	—	—	—	—	—	3,560	(l)
Amortization expense - loan fees	—	—	—	—	—	—	—	—	42(j)
Amortization expense - intangibles	—	—	—	—	—	—	—		2,366	(b)

Income (loss) from operations	(1,367)	—	2,461	1,711	2,808	1,818	89	7,520			4,442
Other income (expense):
Interest income (expense), net	—	—	(26)	(141)	—	(552)	(39)	(758)	764	(e)	6
Gain (loss) on disposition of property, plant and equipment	—	—	(9)	—	2	—	—	(7)			(7)
Other	—	—	(2)	24	12	392	(18)	408			408

Income (loss) before tax provision	(1,367)	—	2,424	1,594	2,822	1,658	32	7,163			4,849
Provision (benefit) for income taxes	—	—	—	—	—	—	—	—	1,891(	c)	1,891

Net income (loss)	$(1,367)	—	2,424	1,594	2,822	1,658	32	7,163			$2,958

Pro forma earnings per share (see Note 5)											$0.08

Pro forma fully diluted earnings per share (see Note 5)											$0.08

TAYLOR & MARTIN GROUP, INC.

Unaudited Pro Forma Combined Statement of Operations

For The Six Months Ended June 30, 2011

(Dollars in Thousands)

	Taylor & Martin Group	TMG Founder Co	Taylor & Martin Enterprises	DeanCo	International Enterprises	Jay Group	Image Microsystems	Historical Basis Combined	Pro Forma Adjustments		Pro Forma Combined
									(See Note 4)
Revenues:
Sales	$—	—	2,128	5,416	19,468	16,142	5,533	48,687			$48,687
Services	—	—	8,050	4,682	—	—	3,423	16,155			16,155

Total revenues	—	—	10,178	10,098	19,468	16,142	8,956	64,842			64,842
Cost of sales	—	—	1,799	5,421	15,330	11,299	2,400	36,249			36,249
Cost of services	—	—	3,125	932	—	—	2,791	6,848			6,848
Selling, general and administrative expenses	—	4	2,988	1,563	1,633	4,178	2,491	12,857	(718)	(a)	18,895

Non-cash selling, general and administrative stock compensation expense	—	—	—	—	—	—	—	—	4,348	(l)
Amortization expense — loan fees	—	—	—	—	—	—	—	—	42	(j)
Amortization expense — intangibles	—	—	—	—	—	—	—	—	2,366	(b)

Income (loss) from operations	—	(4)	2,266	2,182	2,505	665	1,274	8,888			2,850
Other income (expense):
Interest income (expense), net	—	—	(50)	(173)	—	(588)	(4)	(815)	821(e)		6
Gain (loss) on disposition of property, plant and equipment	—	—	—	—	—	—	—	—			—
Other	—	—	14	15	2	—	—	31			31

Income (loss) before tax provision	—	(4)	2,230	2,024	2,507	77	1,270	8,104			2,887
Provision (benefit) for income taxes	—	—	—	—	—	—	—	—	1,127	(c)	1,127

Net income (loss)	$—	(4)	2,230	2,024	2,507	77	1,270	8,104			$1,760

Pro forma earnings per share (see Note 5)											$0.05

Pro forma fully diluted earnings per share (See Notes 5)											$0.05

TAYLOR & MARTIN GROUP, INC.

Unaudited Pro Forma Combined Balance Sheet

June 30, 2012

(Dollars in Thousands)

	TMG	TMG Founder Co	TME	DeanCo	International Enterprises	Jay Group	Image Microsystems	Historical Basis Combined	Pro Forma Adjustments			Pro Forma Combined
									(See Note 4)
Current assets
Cash and cash equivalents	$1	—	5,067	115	4,096	105	98	9,482	7,337	(f)		$9,920
Accounts receivable (net)	—	—	2,074	712	2,065	3,354	2,244	10,449	(7,337	)(f)(i)		10,449
Inventory	—	—	60	1,675	3,206	12,895	1,074	18,910	1,261	(h)		20,171
Other receivables and advances	—	6	—	—	2	—	1	9				9
Prepaid expenses/other current assets	—	—	10	26	58	822	21	937				937
Deferred IPO expenses	622	—	—	—	—	—	—	622	(622	)(g)		—

Total current assets	623	6	7,211	2,528	9,427	17,176	3,438	40,409				41,486

Plant, property and equipment (net)	—	—	5,866	4,578	167	1,252	2,660	14,523	4,000	(h)		15,022
								—	(3,501	)(d)
Other assets and deposits	—	—	—	4	1	149	47	201	168	(j)		369
Intangible assets	—	—	—	—	—	—	—	—	29,950	(h)		29,950
Deferred tax asset	—	—	—	—	—	—	—	—	3,914	(n)		3,914
Goodwill	—	—	978	—	—	—	—	978	(978 143,043 2,400	)(h) (h) (m)	}	145,443
Notes receivable	—	—	1,889	—	125	—	—	2,014				2,014

Total assets	$623	6	15,944	7,110	9,720	18,577	6,145	58,125				$238,198

Current liabilities
Current portion of long-term debt	$—	—	56	57	—	8	231	352	(352	)(e)		$—
Lines of credit	—	—	—	2,797	—	3,107	395	6,299	(6,299	)(e)		—

Accounts payable	1,123	25	6,527	1,209	956	3,935	1,610	15,385	(1,272	)(d)		14,113
Accrued expenses	—	—	361	30	336	1,228	314	2,269	(124	)(d)		2,145
Advances from stockholder and stockholder notes	903	103	(56)	52	—	3,578	(646)	3,934	(3,934	)(e)		—
Income taxes payable	—	—	—	—	—	—	—	—				—

Total current liabilities	2,026	128	6,888	4,145	1,292	11,856	1,904	28,239				16,258

Long-term debt	—	—	1,093	2,271	—	7,116	1,491	11,971	(11,971	)(e)		—

Deferred items and other long-term debt	—	—	175	—	—	—	157	332	2,400	(m)		2,732

Total liabilities	2,026	128	8,156	6,416	1,292	18,972	3,552	40,542				18,990

Equity
Common stock and paid in capital	1	3	6	3	20	1,427	1	1,461	(1,456	)(g)	}	225,537
									225,532	(f)
Retained earnings	(1,404)	(125)	7,782	691	8,408	(1,822)	2,592	16,122	(22,451	)(g)		(6,329)

Total equity	(1,403)	(122)	7,788	694	8,428	(395)	2,593	17,583				219,208

Total liabilities and equity	$623	$6	$15,944	$7,110	$9,720	$18,577	$6,145	$58,125				$238,198

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements

(1) Basis of Presentation

The Combinations are accounted for in the accompanying Unaudited Pro Forma Combined Financial Statements under the acquisition method of accounting in accordance with applicable United States generally accepted accounting principles contained in ASC 805-10, “Business Combinations”. We have identified each of our five Partner Companies (as defined below) as an “accounting predecessor” and Taylor & Martin Group, Inc. (“Taylor & Martin Group”) as the “accounting acquirer” for purposes of the Combinations. Pursuant to ASC 805-10, under the acquisition method, the total estimated purchase price for each combination as described in Note 3, Preliminary Purchase Price Allocation, is measured at the acquisition date and allocated to the fair value of net assets acquired.

Taylor & Martin Group, entered into an agreement of merger with one of its wholly owned subsidiaries and TMG Founder Company. The agreement of merger provides that prior to the consummation of this Offering, Taylor & Martin Group’s wholly owned subsidiary will be merged with and into TMG Founder Company, resulting in TMG Founder Company becoming a wholly owned subsidiary of Taylor & Martin Group, and the stockholders of TMG Founder Company receiving one share of Taylor & Martin Group common stock for each share of TMG Founder Company common stock held by them.

The assets and liabilities of the combined businesses have been measured based on various estimates and assumptions that our management believes are reasonable and appropriate given the currently available information. Use of different estimates and judgments could yield different results. The process for estimating the fair values of tangible and identifiable intangible assets requires the use of significant estimates and assumptions, including the estimated future cash flows and developing appropriate discount rates. The excess of the purchase price over the estimated fair value of identifiable assets and liabilities of the acquisitions as of the pro forma combined balance sheet date is allocated to goodwill in accordance with ASC 805-10.

All dollar amounts in the tabular presentations of these footnotes are expressed in thousands.

The accompanying unaudited pro forma financial statements have been prepared in accordance with guidelines specified by Article 11 of Regulation S-X. Specifically, the accompanying unaudited pro forma combined statements of operations have been prepared as if the initial public offering and associated partner combinations occurred as of January 1, 2010. Such unaudited pro forma combined statements of operations include all adjustments that (a) are deemed to be directly attributable to the transaction, (b) have a continuing impact to the company, and (c) are factually supportable. The accompanying unaudited pro forma combined balance sheet has been prepared as if the initial public offering and associated Partner Company combinations occurred as of June 30, 2012 and include all adjustments that (i) are deemed to be directly attributable to the transaction and (ii) are factually supportable. Furthermore, material nonrecurring charges or credits and related tax effects which may result directly from the pro forma transactions and which may be included in the statement of operations within 12 months following the pro forma transactions are not included in the pro forma financial statements.

We received various management services rendered by certain individuals in connection with our intention to complete an initial public offering of our common stock. Upon the successful completion of the initial public offering such individuals will continue in various executive capacities with us pursuant to contractual arrangements. Executive compensation expense totaling $1.0 million determined based on contractual arrangements has been included in the accompanying unaudited pro forma financial statements related to such services. The unaudited pro forma combined financial statements assume we are successful in our initial public offering. Contingent bonuses totaling $3.1 million in cash are directly related to the initial public offering transaction and deemed to be distributed by us to the individuals. Such amounts are reflected in the unaudited pro forma combined financial statements. In addition, as of June 30, 2012 restricted stock awards contingent on

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

our successful initial public offering totaling $26.5 million in value of Company common stock, the restrictions on approximately $19.4 million of which lapse in equal parts over five years, plus 1,283,208 shares of Company common stock that will be issued without regard to the Company’s initial public offering price, the restrictions on all but 198,371 of which lapse in equal parts over five years, have also been granted to various directors, executives, employees and consultants. These equity awards have been included in the accompanying unaudited pro forma financial statements.

The pro forma combined statements of operations do not include the following estimated expenses, which will be reflected in our combined statements of operations for the year ending December 31, 2012:

•	a pro rata portion of the estimated $3.1 million in expenses associated with our operation as a public company, including audit, legal, accounting, investor relationships and rent;

•

an increase of approximately $8.7 million in the charge incurred in connection with the closing of the Combinations, including legal and accounting expenses and other payments to be made to our management and sponsor upon the closing of our initial public offering; and

•

a $1.3 million excess purchase price adjustment to the carrying value of our inventory which is expected to be amortized over the first three months following the closing of our initial public offering.

We expect to add back the last two items when we calculate adjusted EBITDA. Similarly, these statements do not include any anticipated reductions in post-offering operating expenses, such as (i) those resulting from the elimination of third-party internet auction access costs, (ii) reduction in pro forma interest expense resulting from the retirement of pro forma indebtedness through the application of internally generated funds and (iii) a reduction in other back office expenses that may result from adding Deanco Auction’s auction operations to the Taylor & Martin Enterprises auction platform and the streamlining of the warehouse operations associated with our reverse logistics operations based on senior management’s prior experience in organizing and managing warehouse operations.

Certain reclassifications have been made to the individual Partner Company financial statements to conform to the presentation of the pro forma combined financial statements.

(2) Accounting Policies

Our significant accounting policies used in the preparation of our unaudited pro forma combined financial statements in accordance with United States generally accepted accounting principles are substantially the same as those of the Partner Companies. However, certain pro forma adjustments have been made to the pro forma combined financial statements as further discussed in Notes 3 and 4 to more properly reflect the estimated fair value of tangible and intangible net assets being acquired.

(3) Preliminary Purchase Price Allocation

Upon completion of the Combinations, Taylor & Martin Group expects to acquire all the issued and outstanding equity interests in the following companies (the “Partner Companies”):

•	Taylor & Martin Enterprises, Inc., and its consolidated subsidiaries (Taylor & Martin Enterprises)

•	Deanco Auction and Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of Mississippi, Inc., and Deanco Auction Group (Deanco)

•	International Enterprises, Inc. (International Enterprises)

•	The Jay Group Ltd. (Jay Group)

•	Image Microsystems Operating Company, LLC (Image Microsystems)

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

The aggregate consideration to be paid by Taylor & Martin Group to stockholders of the Partner Companies in the Combinations consists of:

•

approximately $136.1 million in cash (plus approximately $7.3 million of aggregate payments in respect of working capital adjustments based on closing estimates we have received from Partner Company stockholders); and

•

a number of shares of common stock to be issued equal to $69.0 million divided by the initial public offering price, which is equivalent to 7,669,910 shares based upon an assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	247,422 shares of common stock, which are fixed in number and have a value of approximately $2.2 million based on the foregoing assumption; and

•	$2.4 million representing the estimated fair value of contingent purchase consideration pursuant to the combination agreement with Image Microsystems.

The preliminary allocation of consideration (cash consideration and dollar value of shares of common stock payable in the Combinations) is summarized as follows (in thousands):

Cash and value of common stock	$207,344
Fair value of contingent consideration	2,400

Additional consideration due to working capital adjustments	7,337

Total purchase consideration	217,081

Attributable:
Book value of net assets acquired (1)	36,427
Fair value of inventory in excess of book value	1,261
Fair value of land and building in excess of book value	3,000
Fair value of equipment in excess of book value	1,000
Trade names, custom software, and other identifiable intangibles	29,950

Goodwill	$145,443

(1)	Reconciliation of Net Assets to be Acquired:

Historical assets of combined entities	$58,125
Less:
Taylor & Martin Group, Inc. assets	623
TMG Founder Company assets	6
Taylor & Martin Enterprises, Inc. goodwill	978
Image Microsystems assets not acquired	3,501

53,017

Historical liabilities of combined entities	40,542
Less:
Taylor & Martin Group, Inc. liabilities	2,026
TMG Founder Company liabilities	128
Image Microsystems liabilities not assumed	248
Advances assumed by former owners to be paid with proceeds	2,928
Debt assumed by former owners to be paid off with proceeds	18,622

16,590

Net assets acquired	$36,427

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

Our Partner Companies are historically positive cash flow businesses, with adjusted pro forma combined EBITDA totaling $22.4 million and $13.6 million, respectively, for the years ended December 31, 2011 and 2010 and $12.8 million and $10.9 million, respectively, for the six months ended June 30, 2012 and 2011. For a reconciliation of adjusted pro forma combined EBITDA to adjusted pro forma combined net income, see “Prospectus Summary – Non-GAAP Financial Measure – Adjusted Pro Forma Combined EBITDA and Adjusted EBITDA.” The value of the combination of the Partner Companies is primarily our ability, on a combined basis, to continue to expand their ability to, generate positive cash flow. The Partner Companies are not capital intensive businesses. As such, although there is a basis for allocating a portion of the excess purchase price to the fair market value of our tangible assets, our tangible asset base is such that the estimated allocation of excess purchase price over book value of net tangible assets acquired to such tangible assets represents only an estimated 2% of our excess purchase price related to the Partner Companies as of June 30, 2012. We have estimated other identified intangibles based on management’s judgment representing 17% of the excess purchase price as of June 30, 2012, leaving $145.4 million, or 81%, of excess purchase price being attributable to goodwill as of June 30, 2012, indicating that a large portion of the Partner Companies’ intellectual capital is associated with work force capabilities and other intellectual property that is not separable from the business and, as such, not eligible to be valued separately.

Other than as noted above, the carrying values of Partner Companies’ assets and liabilities are estimated to reflect the fair values of such assets and liabilities. These fair value determinations were established based on such procedures as assessing the collectability of monetary assets, evaluation of changes in interest rates on interest rate-sensitive assets and liabilities, and such other procedures as considered appropriate.

We have not completed our valuation of the assets to be acquired and the liabilities to be assumed in the Combinations; accordingly, the results of formal valuations might yield results different than what have been assumed in the pro forma combined financial statements. Amortization of intangible assets from the Combinations is assumed to be deductible for income tax purposes.

The combination agreement for one of the Partner Companies, Image Microsystems, provides for the possibility of payment of future purchase price consideration in the form of a three-year earnout that is payable in shares of our common stock if certain performance hurdles are achieved in the future. The earnout will be measured as described below and paid annually up to a maximum number of shares per year equal to $2 million divided by the average of the daily volume-weighted average prices of our common stock on the New York Stock Exchange for the twenty consecutive trading days prior to and including the second trading day prior to December 31 of the year for which such earnout is measured.

For the period beginning on January 1, 2013 and ending on December 31, 2013, we will calculate the adjusted earnings before interest, tax, depreciation and amortization of Image Microsystems (“adjusted EBITDA”). If the calculated adjusted EBITDA for that period is less than the greater of (i) adjusted EBITDA for 2011 (approximately $4.5 million), multiplied by 115% and (ii) the calculated adjusted EBITDA for 2012, Image Microsystems will not be entitled to an earnout for 2013. If the calculated adjusted EBITDA for that period is more than the greater of (i) adjusted EBITDA for 2011 (approximately $4.5 million), multiplied by 115% and (ii) the calculated adjusted EBITDA for 2012, Image Microsystems will be entitled to a pro rated earnout payment up to a maximum of $2.0 million in the year.

In the subsequent two years, unless Image Microsystems demonstrates adjusted EBITDA growth on a comparable basis, Image Microsystems will not be entitled to an earnout. If Image Microsystems demonstrates adjusted EBITDA growth on a comparable basis, Image Microsystems will be entitled to a pro rated earnout payment up to a maximum of $2.0 million in each year if adjusted EBITDA grows by 15% or more.

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

The Company’s estimate of the fair value of the future purchase consideration as of June 30, 2012 is $2.4 million out of a total possible payment of $6.0 million. This estimate is reflected as additional purchase consideration in the accompanying unaudited pro forma combined financial statements.

(4) Pro Forma Adjustments

The following Pro Forma Adjustments represent those expected to have a continuing impact on the financial statements as well as those that are nonrecurring if directly attributable to the combinations. Furthermore, material nonrecurring charges or credits and the related tax effects which result directly from the pro forma transactions and which are expected to be included in our income statement within the next 12 months following the pro forma transactions are not included.

(a)	Adjustment represents the elimination of certain costs related to the Partner Companies. Adjustments of $33,000 and $3.0 million for the years ended December 31, 2010 and 2011 respectively and adjustments of $718,000 and $2.9 million for the six months ended June 30, 2011 and 2012 respectively, represent (in thousands):

	Year ended December 31,		For the Six Months ended June 30,
	2010	2011	2011	2012
Elimination of excess owner and other salaries and expenses eliminated as a result of the Combinations (i)	$923	$2,523	$773	$491
Excluded operations Image Microsystems, Inc.	—	1,225	249	1,721
Expenses eliminated as non recurring, expenses directly attributable to the Combinations and other related costs	110	249	196	1,199
Cost of executive compensation	(1,000)	(1,000)	(500)	(500)

	$33	$2,997	$718	$2,911

(i) - Certain shareholders of the Partner Companies have agreed as part of their Combination Agreements to either eliminate or adjust their salaries and other benefits as part of the Combinations. These adjustments are reflected in the Pro Forma schedules as adjustments due to the pro forma transaction.

(b)	Adjustment represents the additional depreciation and amortization expense of $4.7 million for each of the years ended December 31, 2010 and 2011 and $2.4 million for the six months ended June 30, 2011 and 2012, as a result of estimated fair market adjustments to property, plant and equipment and identifiable intangible assets. The following table summarizes the respective changes in fair value and the useful lives of these assets on a straight line depreciation basis.

Description	Estimated Fair Value	Life
Inventory	$1,261	NA

Land	1,000	NA
Real estate improvements	2,000	40
Air craft	1,000	7

Subtotal	4,000

Internally developed software	650	3
Non compete agreements	2,400	5
Customer lists, trade names and other identifiable intangibles	26,900	7

Subtotal	29,950

Total allocation of excess purchase price	$35,211

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

(c)	Adjustment represents the additional income tax expense resulting from the various Partner Companies loss of their status as Subchapter S Corporations in the Combinations. We have assumed a statutory tax rate of approximately 39% in the preparation of the pro forma combined financial statements comprised of a statutory federal tax rate of 35% and a blended state and local tax rate of 4%.

(d)	The historical financial statements of the Partner Companies include operations that will be included in the Combinations and excludes an operating unit and certain other miscellaneous assets that will be retained by the owners. This adjustment represents the owners’ retention in a parent corporation of the assets and liabilities specifically identified or allocable to the retained operating unit and such other miscellaneous assets.

(e)	Adjustment represents the elimination of debt and certain balances attributed to Partner Company owners that will be repaid out of the Partner Company stockholder proceeds in conjunction with the consummation of the Combinations. We will not assume any Partner Company indebtedness. Adjustment also represents the elimination of interest expense on this debt assumed to be eliminated at the beginning of the period. Adjustments also include recognition of the satisfaction of Partner Company accounts payable and shareholder notes.

(f)	Adjustment reflects the assumed proceeds of this offering and application thereof as follows (in thousands):

Assumed gross proceeds	$171,000
Underwriting discounts and commissions	(11,970)
Current and previously incurred operating costs	(10,246)
Capitalized offering costs	(4,754)

Assumed net proceeds	144,030
Cash paid to effect combinations	(136,088)
Draw on credit facility(1)	—
Credit facility fee	(167)

Subtotal	7,775
Net Working capital in excess of required minimums	(7,337)
Historical cash of Partner Companies	9,482

Cash and cash equivalents at closing	$9,920

(1)

Each $1.00 increase (decrease) in the per-share initial public offering price would decrease (increase) our borrowings under the revolving credit facility by approximately $17.7 million. Interest on any indebtedness is 30-day LIBOR plus 250 bps. For each change in interest rate of  1/8th of a percentage point, pro forma interest expense would change by approximately $1,250 for each $1 million borrowed and outstanding.

Adjustment reflects the assumed proceeds of this offering (in thousands):

Assumed net proceeds	154,276
Common stock issued pursuant to combinations(2)	71,256

Net Adjustment to additional paid in capital	$225,532

(2)	Represents the portion of the total consideration paid to shareholders of the Partner Companies in stock per the respective combination agreements. Any portion of the consideration fixed to the number of shares is valued at $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

(g)	Adjustment includes the elimination of the historical equity of the Partner Companies and charge against the additional paid in capital of deferred costs related to our offering.

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

(h)	Adjustment to record intangible assets, elimination of Partner Companies’ goodwill and the establishment of “Excess Purchase Price”. We have not completed our valuation of the assets to be acquired and the liabilities to be assumed in the Combinations. However, based upon management’s judgment, we have assumed that the fair values of assets acquired and liabilities assumed approximate their historical book value except that we have allocated $1.0 million of fair value to land, $2.0 million to real estate improvements, $1.0 million to equipment, $1.3 million to inventory and $29.9 million to intangible assets. We have estimated the total fair value of excess purchase price at approximate $145.4 million. The amortization of identifiable intangible assets from the Combinations is expected to be deductible for income tax purposes.

(i)	Each of the Partner Company’s combination agreement contains a required minimum level of working capital to be left in the Partner Company at the closing of the transaction. This level of working capital represents the current needs of the Partner Company to service its short term liabilities and other payments as they may come due. This adjustment reflects the net shortfall (excess) of working capital as of the date of the transaction below (above) the required level and is left in the respective Partner Company’s balance sheet in the form of cash and netted against the cash portion of the consideration paid to the respective Partner Company shareholders.

(j)	Adjustment represents the facility fee and expenses paid on our revolving credit facility and the related amortization over the life of the credit agreement.

(k)	Adjustment represents the elimination of intercompany transactions between Partner Companies.

(l)	The adjustment for non-cash stock compensation expense is based upon individual awards that vest over various periods not to exceed five years.

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

The following table reflects the non-cash stock compensation expense for the periods indicated. All amounts represent awards of our restricted common stock issuable under our 2011 Omnibus Incentive Plan.

	First Anniversary	Second Anniversary	Third Anniversary	Fourth Anniversary	Fifth Anniversary	Total
	(In thousands)
Directors and named executive officers of Taylor & Martin Group, Inc.:
Rod K. Cutsinger	$500	500	500	500	500	2,500
Lloyd D. George	610	610	610	610	610	3,050
Jerry Davis	888	887	887	888	—	3,550
Mark E. Fort	1,515	180	180	180	180	2,235
Curtis Greve	710	710	710	710	710	3,550
Frank Bango	100	100	100	—	—	300
James L. Kent	100	100	100	—	—	300
James L. Persky	100	100	100	—	—	300
Michael R. Suldo	100	100	100	—	—	300

Total	4,623	3,287	3,287	2,889	1,999	16,085
Other officers and employees of Taylor & Martin Group, Inc.	1,073	1,073	1,073	1,073	1,072	5,364

Total for Taylor & Martin Group, Inc. directors, officers and employees	5,696	4,360	4,360	3,962	3,071	21,449
Total for Taylor & Martin Enterprises officers and employees	1,440	1,440	1,440	1,440	1,440	7,200
Total for International Enterprises officers, employees and consultants	2,295	1,495	520	520	520	5,350
Total for Jay Group officers and employees	600	600	600	600	600	3,000
Total for Image Microsystems officers and employees	200	200	200	200	200	1,000

Total	$10,231	8,095	7,120	6,722	5,832	37,999

(1)	Based upon an assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

(m)	Adjustments represent estimated fair value of future purchase consideration under the combination agreement with Image Microsystems. The contingent consideration will be remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value will be recognized in earnings. See Note 3 for a discussion of how the earnout is calculated.

(n)	Adjustment to record combination costs, including bonuses, legal fees and other miscellaneous costs, net of taxes and the related deferred tax effect.

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

(5) Earnings Per Share

The Company has reported its pro-forma earnings per share under the two-class method. Potentially dilutive securities are excluded from the calculation of diluted earnings per share when their impact on pro forma net income available to common shareholders is anti-dilutive. Dilutive securities were included in the calculation of diluted pro forma earnings per share for the year ended December 31, 2011 and the six-month periods ending June 30, 2012 and 2011. The computation of diluted earnings per share for the year ended December 31, 2010 excluded 4,177,287 restricted shares of potentially dilutive common shares related to restricted stock because the effect would have been anti-dilutive.

The restricted shares issued by the Company have a non-forfeitable right to cash dividends, if and when declared by the Company. Accordingly, such restricted shares are considered to be participating securities and as such, the Company has allocated the pro forma undistributed earnings among the common shares and issued restricted shares for the years ended December 31, 2011 and 2010 and the six-month periods ending June 30, 2012 and 2011.

	Year Ended December 31, 2011
	Income	Weighted Average Shares Outstanding	Earnings Per Share
	(In thousands)
Basic:
Net income attributable to controlling interests and available to common stockholders	$4,360
Less: Undistributed earnings allocated to restricted shares subject to forfeiture	(363)

Net income available to common stockholders	$3,997	33,564,866	$0.12

Diluted:
Effect of dilutive securities:
Add: Undistributed earnings allocated to restricted shares	$
Restricted shares added to the denominator	363	3,051,763

Net income available to common stockholders	$4,360	36,616,629	$0.12

	Year Ended December 31, 2010
	Income	Weighted Average Shares Outstanding	Earnings Per Share
	(In thousands)
Basic:
Net income attributable to controlling interests and available to common stockholders	$(2,043)
Less: Undistributed earnings allocated to restricted shares subject to forfeiture	233

Net income available to common stockholders	$(1,810)	32,439,342	$(0.06)

Diluted:
Effect of dilutive securities:
Add: Undistributed earnings allocated to restricted shares	$(233)

Net income available to common stockholders	$(2,043)	32,439,342	$(0.06)

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements (Continued)

	Six-Month Period Ended June 30, 2012
	Income	Weighted Average Shares Outstanding	Earnings Per Share
	(In thousands)
Basic:
Net income attributable to controlling interests and available to common stockholders	$2,958
Less: Undistributed earnings allocated to restricted shares subject to forfeiture	(176)

Net income available to common stockholders	$2,782	34,430,726	$0.08

Diluted:
Effect of dilutive securities:
Add: Undistributed earnings allocated to restricted shares	$176
Restricted shares added to the denominator		2,185,903

Net income available to common stockholders	$2,958	36,616,629	$0.08

	Six-Month Period Ended June 30, 2011
	Income	Weighted Average Shares Outstanding	Earnings Per Share
	(In thousands)
Basic:
Net income attributable to controlling interests and available to common stockholders	$1,760
Less: Undistributed earnings allocated to restricted shares subject to forfeiture	(105)

Net income available to common stockholders	$1,655	34,430,726	$0.05

Diluted:
Effect of dilutive securities:
Add: Undistributed earnings allocated to restricted shares	$105
Restricted shares added to the denominator		2,185,903

Net income available to common stockholders	$1,655	36,616,629	$0.05

Report of Independent

Registered Public Accounting Firm

The Board of Directors

Taylor & Martin Group, Inc.:

We have audited the accompanying consolidated balance sheet of Taylor & Martin Group, Inc. (a company in the development stage) as of December 31, 2011, and the related consolidated statement of operations, changes in shareholder’s equity, and cash flows for the period from November 18, 2011 (date of inception) to December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Taylor & Martin Group, Inc. (a company in the development stage) as of December 31, 2011, and the results of its operations and its cash flows for the period from November 18, 2011 (date of inception) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1(d) to the consolidated financial statements, the Company has suffered a loss from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1(d). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Houston, Texas

July 20, 2012

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Balance Sheet

December 31, 2011 and June 30, 2012 (unaudited)

	December 31, 2011	June 30, 2012
		(As Restated)
Assets
Current assets:
Cash and cash equivalents	$1,000	$994
Deferred offering costs	—	621,579

Total assets	$1,000	$622,573

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$36,942	$1,122,813
Advances from shareholder	—	903,043

Total liabilities	36,942	2,025,856

Stockholders’ deficit:
Preferred stock, $0.01 par value, 62,500,000 shares authorized, no shares outstanding at December 31, 2011 and June 30, 2012	—	—
Common stock, $0.00001 par value 312,500,000 shares authorized,
1 share issued and outstanding at December 31, 2011 and June 30, 2012	—	—
Additional paid-in capital	1,000	1,000
Deficit accumulated	(36,942)	(1,404,283)

Total stockholders’ deficit	(35,942)	(1,403,283)

Total liabilities and stockholders’ deficit	$1,000	$622,573

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Statement of Operations

Period from November 18, 2011 (inception) to December 31, 2011 and Six Months ended

June 30, 2012 (Unaudited)

	Period from November 18, 2011 (inception) to December 31, 2011	Six Months Ended June 30, 2012
(As Restated)
Revenues	$—	$—
Cost of sales	—	—

	—	—
Operating expenses:
Sales, general, and administrative expenses (includes business combination expenses of $1,324,056 for the six months ended June 30, 2012) (see Note 2)	36,942	1,367,341

Operating loss	(36,942)	(1,367,341)

Other income (expense):
Interest income	—	—
Interest expense	—	—
Other income (expense)	—	—

Total other income (expense)	—	—

Loss before income tax	(36,942)	(1,367,341)
Income tax	—	—

Net Loss	$(36,942)	$(1,367,341)

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Statement of Changes in Shareholder’s Deficit

Period from November 18, 2011 (inception) to December 31, 2011 and Six Months Ended

June 30, 2012

	Common stock		Additional paid-in capital	Accumulated deficit	Total shareholder’s equity
	Shares	Amount
				(As Restated)	(As Restated)
Balances at November 18, 2011 (inception)	—	$—	—	—	—
Net loss	—	—	—	(36,942)	(36,942)
Issuance of common stock	1	—	1,000	—	1,000

Balances at December 31, 2011	1	—	1,000	(36,942)	(35,942)
Net loss (unaudited) (As restated)	—	—	—	(1,367,341)	(1,367,341)

Balances at June 30, 2012 (unaudited) (As restated)	1	$—	1,000	(1,404,283)	(1,403,283)

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Statement of Cash Flows

Period from November 18, 2011 (inception) to December 31, 2011 and Six Months ended

June 30, 2012 (Unaudited)

	Period from November 18, 2011 (inception) to December 31, 2011	Six months ended June 30, 2012
		(As Restated)
Cash flows from operating activities:
Net loss	$(36,942)	(1,367,341)
Increase in accounts payable and accrued liabilities	36,942	1,367,335

Net cash used in operating activities	—	(6)

Cash flows from investing activities:
Capital expenditures	—	—

Net cash provided by (used in) investing activities	—	—

Cash flows from financing activities:
Proceeds from additional paid-in capital	1,000	—
Cash advances from shareholder	—	—

Net cash provided by financing activities	1,000	—

Increase (decrease) in cash and cash equivalents	1,000	(6)
Cash and cash equivalents, beginning of period	—	1,000

Cash and cash equivalents, end of period	$1,000	994

Supplemental cash flow disclosures:
Cash paid for income taxes	$—	—
Cash paid for interest	—	—
Noncash advances from shareholder for offering costs	—	621,579

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Notes to Consolidated Financial Statements

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(1)   Summary of Significant Accounting Policies

(a) Description of Business

Taylor & Martin Group, Inc. (the “Company”), a company in the development stage, was incorporated in the state of Delaware on November 18, 2011 and is engaged in acquiring companies that are engaged in auctioning capital assets and liquidating excess inventory and consumer goods through remarketing activities. The Company intends to acquire the stock of five companies (each, a “Partner Company” and collectively, the “Acquisitions”) and complete an initial underwritten public offering of its common stock (the “IPO”). All activities to date have related to the Acquisitions and the IPO. The Company is dependent upon the IPO to complete the Acquisitions. There can be no assurance that the Acquisitions will be completed or that the Company will be able to generate future operating revenues.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Taylor & Martin Group, Inc. and its four wholly owned subsidiaries: TMG Auction Services, LLC, a Delaware limited liability company; TMG Reverse Logistics, LLC, a Delaware limited liability company; TMG Global Liquidation, LLC, a Delaware limited liability company, and TMG Merger Sub, Inc., a Delaware corporation.

(c) Basis of Presentation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s accompanying interim unaudited financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The Company receives various management services rendered by certain individuals in connection with the Company’s intention to complete the IPO (see footnote (1)(a) and footnote 7(c)). Such services are being donated by the individuals free of charge and, as such, are not reflected in the Company’s financial statements. The value of such donated services is estimated at approximately $98,000 for the period ended December 31, 2011 and $212,500 for the six months ended June 30, 2012 (unaudited). No other costs have been incurred by related parties or others on behalf of the Company other than are reflected in the Company’s financial statements.

(d) Going Concern

The Company has generated no revenues from November 18, 2011 (inception) through June 30, 2012. The ability of the Company to meet its current and future obligations is dependent on the consummation of the transactions referred to in note 7(d) and the IPO. The Company’s consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business following consummation of the foregoing transactions. Failure to consummate these transactions will create substantial doubt as to the continued viability of the Company as a going concern unless the Company secures additional funding sources for which there are no current commitments.

(e) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include deferred tax assets, income tax uncertainties, and other contingencies.

(f) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company did not record a benefit for federal, state or local taxes related to the net loss for the period from November 18, 2011 (inception) to June 30, 2012 as it concluded that, based on the weight of available evidence, the net operating loss carry-forward would not be recognized.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

(h) Deferred Offering Costs

Beginning January 1, 2012, the Company began deferring costs incurred related to the IPO. Such costs will be offset against its capital account upon completion of the IPO. In the event such effort is abandoned, these deferred offering costs will be expensed at that time. Changes in deferred offering costs are reported as a financing activity in the accompanying consolidated statement of cash flows.

(2)   Restatement of Interim Financial Statements

The Company accounts for the correction of errors in previously issued financial statements in accordance with the provisions of ASC Topic 250, Accounting Changes and Error Corrections. In accordance with the disclosure provisions of ASC 250, when financial statements are restated to correct an error, an entity is required to disclose that its previously issued financial statements have been restated along with a description of the nature of the error, the effect of the correction on each financial statement line item and any per share amount affected for each prior period presented, and the cumulative effect on the accumulated deficit in the respective balance sheets, as of the beginning of the earliest period presented.

During the period from January 1 to June 30, 2012, the Company incurred $1,945,635 of professional fees and various other expenses related to the IPO and the Acquisitions and recorded such costs as deferred offering costs. In October 2012, the Company determined that certain of these costs totaling $1,324,056 should have been charged to sales, general and administrative expenses as incurred instead of being recorded as deferred offering costs.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

The Company has restated its interim financial statements as of and for the six-month period ended June 30, 2012 to record $1,324,056 as sales, general and administrative expenses and record a corresponding reduction in deferred offering costs as of June 30, 2012. The effects of the restatement on the balance sheet as of June 30, 2012 and the consolidated statement of operations for the six-month period ended June 30, 2012 is summarized as follows:

	June 30, 2012
	Previously reported	Restatement adjustment	Currently reported
Consolidated balance sheet:
Deferred offering costs	$1,945,635	(1,324,056)	621,579
Total assets	1,946,629	(1,324,056)	622,573
Deficit accumulated	(80,227)	(1,324,056)	(1,404,283)
Total stockholders’ deficit	(79,227)	(1,324,056)	(1,403,283)
Total liabilities and stockholders’ deficit	1,946,629	(1,324,056)	622,573

	Six months ended June 30, 2012
	Previously reported	Restatement adjustment	Currently reported
Consolidated statement of operations:
Sales, general, and administrative expenses	$18,285	1,324,056	1,342,341
Operating loss	43,285	1,324,056	1,367,341
Loss before income tax	43,285	1,324,056	1,367,341
Net loss	43,285	1,324,056	1,367,341

The restatement had no effect on the net cash flows provided by operating, investing, or financing activities. Additionally, the Company reclassified accounting fees of $25,000 as sales, general, and administrative expenses.

(3)   Significant Risks and Uncertainties Including Business and Credit Concentrations

Although management of the Company will employ a number of asset/liability management strategies to minimize the effects of interest rate volatility, no guarantee can be given that it will be successful in managing the effects of such volatility.

The Company will face significant competition.

In addition, regulatory developments in the markets in which the Company will operate could affect the business of the Company.

Although the federal government does not directly regulate the Company’s business, federal legislation and administrative policies in several areas, including pension regulation, financial services regulation, health care regulation, and federal taxation, could significantly and adversely affect the industry and the Company. The Company is unable to predict whether any changes will be made, whether any administrative or legislative proposals will be adopted in the future, or the effect, if any, such proposals would have on the Company.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(4)  Transactions with Related Parties

Common Ownership and Management

The Company, TMG Merger Sub, Inc., TMG Reverse Logistics, LLC, TMG Auction Services, LLC, TMG Global Liquidation, LLC, TMG Founder Company, PrimeValue Founder Company and SABA Group, LLC have common ownership. During the period January 1, 2012 to June 30, 2012 (unaudited), SABA Group, LLC paid certain IPO related costs for the Company totaling $903,043. This amount is reflected as Advances from Shareholder on the balance sheet and is expected to be repaid to SABA Group upon consummation of our IPO.

(5)  Income Taxes

As of December 31, 2011 and June 30, 2012 (unaudited), the Company’s net deferred tax asset of $12,930 and $547,670, respectively, consisting of a net operating loss carryforward, was reduced 100% by a valuation allowance due to the uncertainty of its ultimate realization. The net operating loss carryforward will begin to expire in 2028. As a result, no provision has been made for income taxes for the reporting period.

(6)  Shareholders’ Equity

The total number of shares of capital stock that the Company shall have authority to issue is 375,000,000, consisting of 62,500,000 shares of preferred stock, par value $0.01 per share, and 312,500,000 shares of common stock, par value $0.00001 per share. One (1) share of common stock was issued and outstanding at December 31, 2011 and June 30, 2012 (unaudited). No shares of preferred stock have been issued since inception. Shares of preferred stock are issuable from time to time in one or more series as may be determined by the board of directors. Each series shall be distinctly designated, when issued.

Holders of common stock are entitled to one vote per share. Subject to any requirements with respect to preferential or participating dividends as shall be provided by the express terms of any outstanding series of preferred stock, holders of the common stock shall be entitled to receive such dividends thereon, if any, as may be declared from time to time by the board of directors. In the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, holders of the common stock shall be entitled to receive such assets and properties of the Company, tangible and intangible, as are available for distribution to stockholders of the Company, after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which holders of each outstanding series of preferred stock are entitled by the express terms of such series. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

(7)  Commitments and Contingencies

(a) Change of Control

At the IPO, the Company intends to sell a certain number of its shares of common stock, which would result in a significant portion of the Company being owned by the public.
(b) Non-Exclusive Sublicense Agreement and Related Promissory Notes

The Company and TMG Founder Company executed the Non-Exclusive Sublicense Agreement dated November 18, 2011, whereby, on the IPO date, the Company will pay to TMG Founder Company a sublicense fee equal to the combined outstanding principal balance and accrued interest owing under the Amended and Restated License Fee Note from the cash proceeds of the IPO. The Amended and Restated License Fee Note,

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

dated November 18, 2011, made by TMG Founder Company in favor of PrimeValue Founder Company (the wholly owned subsidiary of TMG Founder Company), has a stated principal balance of $3,546,171 and began accruing 4.9349% annual interest on May 27, 2011. Relatedly, PrimeValue Founder Company executed two promissory notes, contingently payable, in favor of SABA Group, LLC, (i) the first dated February 9, 2011 (and amended on March 24, 2011) for a stated principal balance of $3,150,000 that bears 5% annual interest and (ii) the second dated May 27, 2011 for a stated principal balance of $350,000 that bears 5% annual interest. The Company is dependent upon the successful completion of the IPO to pay the sublicense fee.

(c) Contingent Service Payments

In the event the Company is successful with the IPO, contingent bonuses totaling $3.1 million in cash will be payable by the Company to certain executives. The value of these awards is not included as a liability in the financial statements of the Company as the liability for such awards is triggered only by the closing of the IPO. It is intended that such individuals will continue with the Company as executives in various capacities. In the event the Company is unsuccessful in the IPO, no such cash bonus payments are payable to the persons rendering such services.

Further, upon the Company’s successful IPO, restricted stock totaling $26.5 million in estimated value of Company common stock, the restrictions on approximately $19.4 million of which lapse in equal parts over five years, plus 1.3 million shares of Company common stock that will be issued without regard to the Company’s initial public offering price, the restrictions on all of which generally lapse in equal parts over five years, will be issued to various directors, executives, employees and consultants. The value of these awards is not included as a liability in the Company’s financial statements as the receipt of these restricted stock awards is dependent upon the Company’s successful IPO, as well as the individuals being employed by the relevant company at the time such restrictions lapse. In the event the Company is unsuccessful in the IPO, no such stock awards are payable to the persons rendering such services.

In addition, upon closing of the IPO, various professional fees estimated at approximately $4.7 million as of June 30, 2012 (unaudited) will become payable to outside parties. Such amount represents contingent legal fees totaling approximately $3.5 million and professional printing services totaling approximately $1.2 million.

(d) Business Combinations

The Company has entered into an agreement of merger dated February 29, 2012 with TMG Merger Sub., Inc. and TMG Founder Company, pursuant to which, effective substantially contemporaneously with the consummation of the IPO, TMG Merger Sub, Inc. will merge with and into the TMG Founder Company, and TMG Founder Company will become a wholly owned subsidiary of the Company. Each share of the TMG Founder Company’s common stock will be exchanged for one share of the common stock of the Company.

Subsequent to December 31, 2011, the Company entered into five (5) combination agreements of various dates with Partner Companies pursuant to which, effective substantially contemporaneously with the IPO and as part of a single transaction, the stockholders of the Partner Companies will transfer the stock of certain companies and other assets in which they own an interest to the Company, and such companies will become direct or indirect subsidiaries of the Company. The Company signed definitive agreements pursuant to which it agreed to acquire the stock or other assets of the following Partner Companies: (i) Taylor & Martin Enterprises, Inc., (ii) International Enterprises, Inc., (iii) the asset recovery and depot repair operations of Image Microsystems, Inc., (iv) The Jay Group, Ltd., and (v) Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of MS, Inc., and Deanco Auction Group. The consideration to be paid

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

by the Company in the combinations is to include cash and common stock of the Company. Indebtedness of any Partner Company outstanding as of the IPO date will be deducted from the consideration payable to the stockholder of the related Partner Company. The combination agreements are subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

(8)  Termination Fee

On May 31, 2012, Taylor & Martin Group, Inc. entered into a mutual termination agreement with ASB Corporation and its sole stockholder terminating the combination agreement dated February 7, 2012 by and among Taylor & Martin Group, Inc., ASB Corporation and its sole stockholder. The mutual termination agreement provides for payment by Taylor & Martin Group to ASB Corporation of $185,770 in complete satisfaction and in lieu of Taylor & Martin Group, Inc.’s obligation to consummate the combination with ASB Corporation. Payment of this obligation is contingent upon the successful consummation of the IPO.

(9)  Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through October 10, 2012, the date at which the consolidated financial statements were available to be issued and determined there are no other items to disclose.

Independent Auditor’s Report

The Board of Directors

TMG Founder Company:

We have audited the accompanying consolidated balance sheets of TMG Founder Company (the Company) as of December 31, 2011, and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TMG Founder Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1(d) to the consolidated financial statements, the Company has suffered a loss from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1(d). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Houston, Texas

July 20, 2012, except for Note 6(a), as to which the date is November 2, 2012.

TMG FOUNDER COMPANY

Consolidated Balance Sheets

December 31, 2011 and 2010 and June 30, 2012 (Unaudited)

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$306	248	$306
Accounts receivable other	6,079	—	6,079

Total assets	$6,385	248	$6,385

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,000	546	$25,000
Advances from shareholder	103,359	7,797	103,359

Total current liabilities	128,359	8,343	128,359

Stockholders’ equity:
Common stock, $0.00001 par value per share.
Authorized, 312,500,000 shares as of December 31, 2011 and 2010 and June 30, 2012 (unaudited), 5,477,200 issued and outstanding at December 31, 2011 and June 30, 2012 and 5,476,981 issued and outstanding at December 31, 2010	55	55	55
Preferred stock, $0.01 par value, 62,500,000 shares authorized, no shares outstanding at December 31, 2011 and 2010 and June 30, 2012	—	—	—
Additional paid-in capital	3,045	2,045	3,045
Accumulated deficit	(125,074)	(10,195)	(125,074)

Total stockholders’ equity	(121,974)	(8,095)	(121,974)

Total liabilities and stockholders’ equity	$6,385	248	$6,385

See accompanying notes to consolidated financial statements.

TMG FOUNDER COMPANY

Consolidated Statements of Operations

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011 (unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Revenues	$—	—	—	—
Cost of sales	—	—	—	—

	—	—	—	—
Operating expenses:
Accounting fees	29,678	—	—	—
Sales, general, and administrative expenses	85,201	4,583	—	3,872

Operating loss	(114,879)	(4,583)	—	(3,872)

Other income (expense):
Interest income	—	—	—	—
Interest expense	—	—	—	—
Other income (expense)	—	—	—	—

Total other income (expense)	—	—	—	—

Loss before income tax	(114,879)	(4,583)	—	(3,872)
Income tax	—	—	—	—

Loss attributable to common stockholders	$(114,879)	(4,583)	—	(3,872)

See accompanying notes to consolidated financial statements.

TMG FOUNDER COMPANY

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 (Unaudited)

	Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Shares	Amount
Balances at December 31, 2009	—	$—	1,000	(5,612)	(4,612)
Net loss	—	—	—	(4,583)	(4,583)
Conversion of capital contribution to common stock	5,476,981	55	(55)	—	—
Capital contributions	—	—	1,100	—	1,100

Balances at December 31, 2010	5,476,981	55	2,045	(10,195)	(8,095)
Net loss	—	—	—	(114,879)	(114,879)
Issuance of common stock	219	—	1,000	—	1,000

Balances at December 31, 2011	5,477,200	55	3,045	(125,074)	(121,974)
Net loss (unaudited)	—	—	—	—	—

Balances at June 30, 2012 (unaudited)	5,477,200	$55	3,045	(125,074)	(121,974)

See accompanying notes to consolidated financial statements.

TMG FOUNDER COMPANY

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011 (Unaudited)

	Year end December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Cash flows from operating activities:
Net loss	$(114,879)	(4,583)	—	(3,872)
Adjustments to reconcile net loss to net cash used in operating activities:
Decrease in other receivables	(6,079)	—	—	—
Increase in accounts payable and accrued liabilities	24,454	546	—	—

Net cash used in operating activities	(96,504)	(4,037)	—	(3,872)

Cash flows from investing activity:
Capital expenditures	—	—	—	—

Net cash used in investing activity	—	—	—	—

Cash flows from financing activities:
Proceeds from additional paid-in capital	1,000	1,099	—	—
Proceeds from sale of common stock, net	—	1	—	—
Proceeds from advances from shareholder	95,562	3,185	—	3,841

Net cash provided by financing activities	96,562	4,285	—	3,841

Increase in cash and cash equivalents	58	248	—	(31)
Cash and cash equivalents, beginning of period	248	—	306	248

Cash and cash equivalents, end of period	$306	248	306	217

Supplemental cash flow disclosures:
Cash paid for income taxes	$—	—	—	—
Cash paid for interest	—	—	—	—

See accompanying notes to consolidated financial statements.

TMG FOUNDER COMPANY

Notes to Consolidated Financial Statements

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(1)  Summary of Significant Accounting Policies

(a) Description of Business

TMG Founder Company (the “Company”) (formerly named Taylor & Martin Group, Inc. and PrimeValue Group, Inc.) was incorporated in the State of Delaware in March 24, 2011. The Company has gone through a number of name changes and has its roots in a company originally formed in 2009. The Company’s business objectives are the licensing of knowledge and technical know-how to support the creation of long-term shareholder value. This is accomplished through the creation of business plans and strategies related to combining mutually complimentary business organizations into larger groups suitable for launching an initial public offering and listing its shares on a recognized stock exchange and includes relevant financial analyses, identification of potential business partner target companies and an evaluation of their suitability for such purpose, and the structuring of management processes to achieve such purposes. As described below, the Company will become a subsidiary of Taylor & Martin Group, Inc., an affiliated company, prior to the consummation of an initial public offering of Taylor & Martin Group, Inc.’s common stock in the public market (the “IPO”). The Company incurred no expenses during the six months ended June 30, 2012 (unaudited) as all of the Company’s current activities were assumed by Taylor & Martin Group, Inc., an affiliated entity.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of TMG Founder Company and its wholly-owned subsidiary, PrimeValue Founder Company.

(c) Basis of Presentation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain information and note disclosures normally included in the Company’s financial statements have been condensed or omitted in the presentation of the Company’s accompanying quarterly financial statements. The unaudited consolidated quarterly financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual financial report.

During 2011, the Company received various management services rendered by certain individuals related to the Company’s intention of becoming a subsidiary of Taylor & Martin Group, Inc. in connection with the IPO (see footnote (1)(a) and footnote (5)). Such services were donated to the Company free of charge and, as such, are not reflected in the Company’s financial statements. The value of such donated services is estimated at approximately $217,000 for the year ended December 31, 2011 and $0 and $43,750 for the six months ended June 30, 2012 (unaudited) and 2011 (unaudited). No other costs have been incurred by related parties or others on behalf of the Company other than are reflected in the Company’s financial statements.

(d) Going Concern

The Company has generated no revenues through June 30, 2012 (unaudited). The ability of the Company to meet its current and future obligations is dependent on the consummation of the transactions referred to in note 5(a) and the IPO. The Company’s consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business following consummation of the foregoing transactions. Failure to consummate these transactions will create substantial doubt as to the continued viability of the Company as a going concern unless the Company secures additional funding sources for which there are no current commitments.

TMG FOUNDER COMPANY

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(e) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include deferred tax assets, income tax uncertainties, and other contingencies.

(f) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. No provision for federal, state, and local income taxes has been made because the Company has sustained cumulative losses since its inception. A 100% valuation allowance has been established for the related deferred tax asset.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

(h) Fair Value of Financial Instruments

The Company includes fair value information in the notes to the consolidated financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

(2)  Transactions with Related Parties

Common Ownership and Management

The Company, PrimeValue Founder Company and SABA Group, LLC have common ownership. Activities of the Company have been funded through advances from a shareholder. A total of $103,359, $7,797 and $103,359 is due from the Company to the related party at December 31, 2011 and 2010 and June 30, 2012 (unaudited), respectively. Repayment of such advances is contingent upon the successful consummation of the IPO.

TMG FOUNDER COMPANY

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(3)  Income Taxes

As of December 31, 2011 and 2010 and June 30, 2012 (unaudited), the Company’s net deferred tax assets of $43,776, $3,568 and $43,776, respectively, consisting of net operating loss carryforwards, were reduced 100% by a valuation allowance due to the uncertainty of their ultimate realization. The net operating loss carryforwards will begin to expire in 2026. As a result, no provision has been made for income taxes for the periods presented.

The Company’s ability to use its Net Operating Loss (“NOL”) carryforwards to offset future taxable income is subject to restrictions enacted in the U.S. Internal Revenue Code as amended (the “Code”). These restrictions provide for limitations on the Company’s utilization of its NOL carryforwards following certain ownership changes described in the Code. As a result of contemplated ownership changes, the Company’s existing net operating loss carryforwards may be limited or become further limited by future ownership changes.

(4)  Stockholder’s Equity

The total number of shares of capital stock that the Company shall have authority to issue is 375,000,000, consisting of 62,500,000 shares of preferred stock, par value $0.01 per share, and 312,500,000 shares of common stock, par value $0.00001 per share. 5,477,200, 5,476,981 and 5,477,200 shares of common stock were issued and outstanding at December 31, 2011 and 2010 and June 30, 2012 (unaudited) respectively (as adjusted for the reverse stock splits in 2012 discussed in note (6) and stock split in 2011). No shares of preferred stock have been issued since inception. Shares of preferred stock are issuable from time to time in one or more series as may be determined by the Board of Directors. Each series shall be distinctly designated, when issued.

Holders of common stock are entitled to one vote per share. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Subject to any requirements with respect to preferential or participating dividends as shall be provided by the express terms of any outstanding series of preferred stock, holders of the common stock shall be entitled to receive such dividends thereon, if any, as may be declared from time to time by the Board of Directors. In the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, holders of the common stock shall be entitled to receive such assets and properties of the Company, tangible and intangible, as are available for distribution to stockholders of the Company, after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which holders of each outstanding series of preferred stock are entitled by the express terms of such series.

(5)  Commitments and Contingencies

(a) Change of Control

The Company has entered into an agreement of merger dated February 29, 2012 with Taylor & Martin Group, Inc., pursuant to which, prior to the consummation of the IPO, a wholly owned subsidiary of Taylor & Martin Group, Inc. will merge with and into the Company, and the Company will become a wholly owned subsidiary of Taylor & Martin Group Inc. Each share of the Company’s common stock will be exchanged for one share of the common stock of Taylor & Martin Group, Inc.

TMG FOUNDER COMPANY

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(b) Non-Exclusive Sublicense Agreement and Related Promissory Notes

The Company and Taylor & Martin Group, Inc. executed the Non-Exclusive Sublicense Agreement dated November 18, 2011, whereby, on the IPO date, Taylor & Martin Group, Inc. will pay to the Company a sublicense fee equal to the combined outstanding principal balance and accrued interest owing under the Amended and Restated License Fee Note from the cash proceeds of the IPO. The Amended and Restated License Fee Note, dated November 18, 2011, made by the Company in favor of PrimeValue Founder Company, has a stated principal balance of $3,546,171.23 and began accruing 4.9349% annual interest on May 27, 2011. Relatedly, PrimeValue Founder Company executed two promissory notes, contingently payable, in favor of SABA Group, LLC, (i) the first dated February 9, 2011 (and amended on March 24, 2011) for a stated principal balance of $3,150,000 that bears 5% annual interest and (ii) the second dated May 27, 2011 for a stated principal balance of $350,000 that bears 5% annual interest.

(6)  Subsequent Events

(a) Reverse Stock Splits

On August 17, 2012, the Company effected a reverse stock split pursuant to which each outstanding share of Company common stock was converted into 0.3790728 shares of Company common stock with fractional shares eliminated. This reverse stock split did not affect the total authorized share amount or the par value of the Company’s common stock. As a result of the reverse stock split, the number of outstanding shares changed from 25,001,000 to 9,477,201. This reverse stock split is reflected in the financial statements for all periods presented.

On November 2, 2012, the Company effected a reverse stock split pursuant to which each outstanding share of Company common stock was converted into 0.5779345 shares of Company common stock with fractional shares eliminated. This reverse stock split did not affect the total authorized share amount or the par value of the Company’s common stock. As a result of the reverse stock split, the number of outstanding shares changed from 9,477,201 to 5,477,200. This reverse stock split is reflected in the financial statements for all periods presented.

(b) Other

The Company has evaluated subsequent events from the balance sheet date through November 2, 2012, the date at which the consolidated financial statements were available to be issued, and determined there are no other items to disclose.

Report of Independent

Registered Public Accounting Firm

The Board of Directors

Taylor & Martin Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Taylor & Martin Enterprises, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Taylor & Martin Enterprises, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating financial information included on pages F-50 and F-51 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows for the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Houston, Texas

August 23, 2012

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Balance Sheets

December 31, 2011 and 2010 and June 30, 2012 (Unaudited)

	December 31,		June 30,
	2011	2010	2012
Assets			(Unaudited)

Current assets:
Cash and cash equivalents	$1,373,384	180,950	5,066,701
Accounts and notes receivable, net of allowance of $23,082 at December 31, 2011 and 2010 and $23,082 at June 30, 2012 (unaudited)	1,107,902	729,298	2,003,972
Inventories	82,952	379,736	60,113
Prepaid expenses and other	29,462	22,059	10,200

Total current assets	2,593,700	1,312,043	7,140,986

Property and equipment, net	4,678,036	5,017,999	4,460,055
Goodwill	978,129	978,129	978,129
Leasing operation assets:
Accounts receivable, net of allowance of $3,922 and $5,538 at December 31, 2011 and 2010, respectively, and $5,032 at June 30, 2012 (unaudited)	44,580	76,552	70,619
Prepaid expenses	625	9,825	—
Equipment, net	1,854,776	2,106,082	1,405,683
Investment in direct financing leases, net of allowance of $132,694 and $125,078 at December 31, 2011 and 2010, respectively, and $134,584 at June 30, 2012 (unaudited)	1,508,275	1,729,015	1,888,684

	3,408,256	3,921,474	3,364,986

	$11,658,121	11,229,645	15,944,156

Liabilities and Stockholders’ Equity
Current liabilities:
Outstanding checks in excess of bank balance	$—	2,345,133	—
Current maturities of long-term debt	761,495	283,846	55,495
Current maturities of stock redemption note payable	—	306,286	—
Accounts payable	1,243,543	185,583	6,528,003
Accrued expenses	913,577	992,104	359,339
Distributions payable	1,475,000	1,125,000	—

Total current liabilities	4,393,615	5,237,952	6,942,837

Long-term debt, net of current portion	1,120,700	1,881,440	1,093,358
Leasing operation liabilities:
Notes payable	—	267,465	—
Accrued expenses	1,720	1,989	1,590
Deferred income	231,306	287,470	174,665

Total liabilities	5,747,341	7,676,316	8,212,450

Stockholders’ equity:
Common stock, $0.10 par value. Authorized, 496,437 shares; 57,308 shares issued and outstanding at December 31, 2011 and 2010 and at June 30, 2012 (unaudited)	5,731	5,731	5,731
Notes receivable – stockholders	(82,814)	(108,545)	(56,169)
Retained earnings	5,987,863	3,656,143	7,782,144

Total stockholders’ equity	5,910,780	3,553,329	7,731,706

	$11,658,121	11,229,645	15,944,156

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Statements of Income

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011 (Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Revenue:
Sales, commissions, and other net gains	$20,262,451	16,360,069	$10,350,167	9,655,699
Lease income	1,032,574	1,112,928	462,471	522,040

	21,295,025	17,472,997	10,812,638	10,177,739
Costs and expenses:
Cost of goods sold	2,831,613	1,178,843	2,385,279	1,799,365
Operating expenses	13,104,956	12,581,455	5,966,754	6,112,562

Operating income	5,358,456	3,712,699	2,460,605	2,265,812

Other income (expense):
Interest income	11,564	19,901	4,201	5,385
Interest expense	(92,618)	(143,268)	(30,248)	(55,761)
Other	54,318	6,310	(10,277)	14,336

	(26,736)	(117,057)	(36,324)	(36,040)

Net income	$5,331,720	3,595,642	$2,424,281	2,229,772

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011 (Unaudited)

	Common stock	Notes receivable – shareholders	Retained earnings	Total
Balance, December 31, 2009	$5,755	(133,389)	2,139,677	2,012,043
Redemption of common stock	(24)	—	(79,176)	(79,200)
Net income	—	—	3,595,642	3,595,642
Payments on notes receivable – stockholders	—	24,844	—	24,844
Distributions	—	—	(2,000,000)	(2,000,000)

Balance, December 31, 2010	5,731	(108,545)	3,656,143	3,553,329
Net income	—	—	5,331,720	5,331,720
Payments on notes receivable – stockholders	—	25,731	—	25,731
Distributions	—	—	(3,000,000)	(3,000,000)

Balance, December 31, 2011	5,731	(82,814)	5,987,863	5,910,780

Net income (unaudited)	—	—	2,424,281	2,424,281
Distribution	—	—	(630,000)	(630,000)
Payments on notes receivable – stockholders (unaudited)	—	26,645	—	26,645

Balance, June 30, 2012 (unaudited)	$5,731	(56,169)	7,782,144	7,731,706

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011 (Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Cash flows from operating activities:
Net income	$5,331,720	3,595,642	$2,424,281	2,229,772
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,244,680	1,267,905	534,137	613,050
Deferred income	(56,164)	31,120	(56,641)	(13,303)
Allowance for bad debts	6,000	6,000	3,000	3,000
(Gain) loss on sale of property and equipment	(24,229)	(510)	64,814	10,559
Changes in:
Accounts and notes receivable	(345,016)	264,740	(923,219)	(470,612)
Inventories	296,784	(82,164)	22,839	(173,652)
Prepaid expenses and other	1,797	344	19,887	(30,985)
Accounts payable and accrued expenses	979,164	(3,388,910)	4,730,092	2,462,584

Net cash provided by operating activities	7,434,736	1,694,167	6,819,190	4,630,413

Cash flows from investing activities:
Proceeds from sale of equipment	367,069	587,297	847,277	225,432
Payments received on notes receivable – stockholders	25,731	24,844	26,645	25,731
Purchases of property and equipment	(996,251)	(1,423,509)	(779,154)	(591,952)
Proceeds disbursed for direct financing leases	(1,411,061)	(1,607,116)	(1,154,759)	(766,116)
Payments received on direct financing leases	1,624,185	1,613,770	772,460	851,128

Net cash (used in) provided by investing activities	(390,327)	(804,714)	(287,531)	(255,777)

Cash flows from financing activities:
Outstanding checks in excess of bank balance	(2,345,133)	2,095,367	—	(1,943,941)
Payments on long-term debt	(283,091)	(272,993)	(733,342)	(140,861)
Principal payments on notes payable, leasing	(267,465)	(644,039)	—	(267,465)
Principal payments on stock redemption note payable	(306,286)	(292,537)	—	(306,286)
Distributions paid	(2,650,000)	(1,870,000)	(2,105,000)	(1,525,000)
Redemption of common stock	—	(79,200)	—	—

Net cash used in financing activities	(5,851,975)	(1,063,402)	(2,838,342)	(4,183,553)

Increase (decrease) in cash and cash equivalents	1,192,434	(173,949)	3,693,317	191,083
Cash and cash equivalents – beginning of period	180,950	354,899	1,373,384	180,950

Cash and cash equivalents – end of period	$1,373,384	180,950	$5,066,701	372,033

Supplemental disclosure of cash flows information:
Cash paid for:
Interest	$102,275	132,162	26,316	65,682
Supplemental disclosure of noncash financial information:
Distributions declared but not paid	$1,475,000	1,125,000	—	—

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN ENTERPRISES, INC.

Notes to Consolidated Financial Statements

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(1)  Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Operations

Taylor & Martin Enterprises, Inc. (the Company), through its subsidiaries, earns its revenues from commissions for auctions, remarketing, and leasing of over-the-road tractors and trailers. Substantially, all of its customers are either independent contract carriers or dealers in truck sales throughout the United States.

(b) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Taylor & Martin Inc. – Auctioneers and Preferred Leasing, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying interim unaudited financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicated of the results to be expected for the full year.

(c) Revenue Recognition

The Company recognizes revenue related to auction commissions upon settlement at the conclusion of each auction and lease income is recognized over the life of each lease.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. At December 31, 2011 and 2010 and June 30, 2012 (unaudited), cash equivalents consisted of money market accounts. Changes in outstanding checks in excess of bank balance are classified in the statements of cash flows as a financing activity.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash deposits.

(f) Accounts and Notes Receivable

The Company’s policy is to require full settlement on the day of each auction. Certain approved transactions may extend full settlement for a short period of time after the auction.

TAYLOR & MARTIN ENTERPRISES, INC.

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

The Company extends credit to its customers related to its leasing operation and transportation services.

Accounts and notes receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(g) Inventory

Inventories, consisting primarily of tractors and trailers held for resale, are valued at the lower of cost, using the specific identification method, or market.

(h) Property and Equipment

Property and equipment are recorded at cost. The Company computes depreciation using accelerated and straight-line methods over the estimated useful life of each asset.

(i) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at August 31, and when a triggering event occurs between annual impairment tests. There was no impairment of goodwill in 2011 or 2010.

(j) Leasing Arrangements

The Company’s leasing operations consist principally of leasing over-the-road tractors and trailers under operating lease agreements and direct financing leases, which are generally for periods of two to five years. Substantially all of its customers are small trucking firms and independent contract carriers. Gains and losses related to the ultimate sale of leased equipment are included in lease income in the accompanying consolidated financial statements.

(k) Income Taxes

The Company elected S Corporation status effective January 1, 2005. Earnings and losses after that date will be included in the personal tax returns of the stockholders and taxed depending on their personal tax strategies.

Accordingly, the Company will not incur additional income tax obligations other than for built-in gains taxes from income existing on the date of the S Corporation election.

TAYLOR & MARTIN ENTERPRISES, INC.

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(l) Deferred Income

Deferred income consists of advance rent payments and advance final payments under various lease agreements. Advance rent payments are amortized into income over the life of the lease on a straight-line basis, which materially approximates the interest method.

(2)  Property and Equipment

	December 31		June 30, 2012
	2011	2010
			(Unaudited)
Land and land improvements	$2,737,145	2,737,145	2,769,557
Buildings	3,124,151	3,124,151	3,124,151
Furniture, fixtures, and equipment	3,335,590	3,283,670	3,341,621
Transportation equipment	3,733,338	3,573,160	3,753,680

	12,930,224	12,718,126	12,989,009
Less accumulated depreciation	8,252,188	7,700,127	8,528,954

	$4,678,036	5,017,999	4,460,055

Depreciation expense related to property and equipment was $561,086 and $555,555 for the year ended December 31, 2011 and 2010, respectively, and $291,842 and $271,134 in the six months ended June 30, 2012 and 2011 (unaudited), respectively.

(3)  Leasing Equipment

	December 31		June 30, 2012
	2011	2010
			(Unaudited)
Trucks and trailers	$3,201,445	3,367,815	2,282,698
Less accumulated depreciation	1,346,669	1,261,733	877,015

	$1,854,776	2,106,082	1,405,683

Depreciation expense relating to the leasing operation was $683,594 and $712,350 for the years ended December 31, 2011 and 2010, respectively and $242,295 and $341,916 for the six months ended June 30, 2012 and 2011 (unaudited), respectively.

(4)  Direct Financing Leases

The Company is the lessor of truck tractors and trailers under direct financing leases expiring in various years through 2017.

Following is a summary of the components of the Company’s net investment in direct financing leases at the dates indicated:

	December 31		June 30, 2012
	2011	2010
			(Unaudited)
Total minimum lease payments to be received	$1,834,481	2,207,386	2,286,902
Unearned interest income	(193,512)	(353,293)	(263,634)

	1,640,969	1,854,093	2,023,268
Allowance for doubtful accounts	(132,694)	(125,078)	(134,584)

	$1,508,275	1,729,015	1,888,684

TAYLOR & MARTIN ENTERPRISES, INC.

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

Minimum lease payments to be received each year are as follows:

	As of December 31, 2011	As of June 30, 2012
		(Unaudited)
2012	$781,125	—
2013	473,346	867,262
2014	342,190	685,151
2015	43,186	375,577
2016	1,122	84,238
2017	—	11,040

	$1,640,969	2,023,268

(5)  Credit Facility

At December 31, 2011 and June 30, 2012 (unaudited), the Company has available a line of credit in the amount of $4,000,000 with a national lending institution. This note is in the process of renewal to May 2013.

This note bears interest at the greater of (a) 4.5% or (b) the reference rate of the bank plus 1.5% (December 31, 2011 and June 30, 2012 – 4.5%), and is secured by substantially all assets of the Company and the stock of the Company. The note is also guaranteed by the shareholders of the Company. There were no outstanding borrowings under this agreement at December 31, 2011 and 2010 and June 30, 2012 (unaudited). This note contains provisions, which, among other things, require the Company to maintain a minimum amount of equity and limit or prohibit additional borrowings, sale of assets, distributions, fixed asset additions, and sale or acquisition of its stock.

(6)  Long-Term Debt

	December 31		June 30, 2012
	2011	2010
			(Unaudited)
Contract payable (A)	$705,999	935,714	—
Mortgage payable (B)	1,176,196	1,229,572	1,148,853
Less current maturities	(761,495)	(283,846)	(55,495)

	$1,120,700	1,881,440	1,093,358

(A)	Contract payable arising from the purchase of transportation equipment; collateralized by such equipment; payable in monthly installments of $20,893, including interest at 0.75% less than the bank’s reference rate (2.5% at December 31, 2011). This note was paid off at June 30, 2012 (unaudited).

(B)	Mortgage payable from the development of property; collateralized by such property; payable in monthly installments of $7,500, including interest at 0.75% less than the bank’s reference rate (3.00% at December 31, 2011 and June 30, 2012 (unaudited) due August 2013.

TAYLOR & MARTIN ENTERPRISES, INC.

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

Annual maturities of long-term debt are as follows:

	As of December 31, 2011	As of June 30, 2012
		(Unaudited)
2012	$761,495	55,495
2013	1,120,700	1,093,358

	$1,882,195	1,148,853

(7)  Accounts Payable

	December 31		June 30, 2012
	2011	2010
			(Unaudited)
Auction proceeds payable	$1,215,200	53,786	6,523,512
Other trade payables	28,343	131,797	4,491

	$1,243,543	185,583	6,528,003

(8)  Notes Payable – Leasing Operations

	December 31		June 30, 2012
	2011	2010
			(Unaudited)
Notes payable, bank	$—	267,465	—
Less current maturities	—	(198,878)	—

	$—	68,587	—

These notes payable represent borrowings under a $2,000,000 line of credit agreement for the purpose of financing the purchase of tractor and/or trailer units for lease. These agreements are subject to an annual extension review by the creditor. The individual notes are payable monthly including interest ranging from 4.86% to 5.40%. The individual notes mature on various dates through 2012 and are collateralized by the tractor and/or trailer units and an assignment of the related leases. There were no borrowings under this line of credit at December 31, 2011 and June 30, 2012 (unaudited).

These notes payable are included in the accompanying consolidated balance sheets with noncurrent leasing operation liabilities to be consistent with the leasing operation equipment that collateralizes this note.

(9)  Interest Expense

Total interest expense incurred was $92,618, $143,268, $30,248 and $55,761 for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited), respectively. Interest expense related to leasing operations of $6,721, $24,196, $0 and $6,721 for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited), respectively, is included in operating expenses.

TAYLOR & MARTIN ENTERPRISES, INC.

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(10)  Income Taxes

The Company has adopted FASB Accounting Standards Codification Section 740, Income Taxes. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as “more-likely than-not” to be sustained by the taxing authority and requires measurement of a tax position meeting the more likely than not criterion, based on the largest benefit that is more than 50% likely to be realized. At adoption, companies must adjust their financial statements to reflect only those positions that are more likely than not to be sustained as of the adoption date. The Company has elected S Corporation status as permitted by the Internal Revenue Code. As shareholders in an S Corporation, each stockholder is required to report on their individual tax returns, their allocable share of income, gains, losses, and deductions of the Company. Thus, no provision has been made for federal or state income taxes in these consolidated financial statements. As required, the Company adopted this standard effective January 1, 2009 for all open tax years and has determined that no material uncertain tax benefits exist as of December 31, 2011 and 2010 and June 30, 2012 (unaudited). Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited), there were no interest or penalties recorded in the accompanying consolidated financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

(11)  Profit Sharing Plan

The Company and its subsidiaries have a profit sharing plan covering all of its employees. The Company’s contributions to the plan are determined annually by the board of directors. Contributions are limited to 15% of eligible compensation paid to active participants during the plan year. Contribution expense to the plan amounted to approximately $150,000, $133,000, $75,000 and $0 for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited), respectively.

(12)  Operating Leases

The Company, through its subsidiary, Preferred Leasing, Inc., is the lessor of truck tractors and trailers under operating leases expiring in various years through 2016.

Minimum future rentals to be received on noncancelable leases for each of the next five years and in the aggregate are as follows:

	As of December 31, 2011	As of June 30, 2012
		(Unaudited)
2012	$1,861,290	336,795
2013	1,447,967	590,231
2014	1,134,366	508,705
2015	501,185	388,034
2016	222,163	185,185
2017 and thereafter		68,240

	$5,166,971	2,077,190

(13)  Equity Transactions

During the year ended December 31, 2010, the Company redeemed 240 shares from a certain stockholder for $79,200, which was recorded as a reduction of retained earnings and capital stock.

TAYLOR & MARTIN ENTERPRISES, INC.

Notes to Consolidated Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(14)  Notes Receivable – Stockholders

In conjunction with its S Corporation election, the Company entered into notes receivable agreements with certain stockholders. These note receivable agreements amortize over periods ranging from 9 to 15 years and include interest from 0.0% – 4.68%. These note receivables are secured by the stockholders’ stock in the Company and are presented as a contra equity account in the accompanying consolidated financial statements.

Aggregate annual maturities of notes receivable – stockholders at the dates indicated are as follows:

	December 31, 2011	June 30, 2012
		(Unaudited)
2012	$26,645	$—
2013	56,169	56,169

	$82,814	$56,169

In the normal course of doing business, the Company has entered into various related-party transactions with its subsidiaries, stockholders, and employees. All significant inter-company accounts and transactions have been eliminated in consolidation. All significant accounts and transactions with stockholders and employees are separately stated in the consolidated balance sheets, statements of operations, statement of stockholders’ equity, and statements of cash flows.

(15)  Stock Redemption Note Payable

	December 31		July 31, 2012
	2011	2010
			(Unaudited)
Stock redemption note payable	$—	306,286	—
Less current maturities	—	(306,286)	—

	$—	—	—

The stock redemption note payable accrues interest at a rate of 4.7% with principal and interest payments of $321,238 due annually through 2012. This note was paid in full on January 24, 2011.

(16)  Combination Agreement

The owners of the Company entered into an amended and restated combination agreement dated March 16, 2012, as amended May 4, 2012, with Taylor & Martin Group, Inc. (“TMG”) pursuant to which, effective substantially contemporaneously with, and contingent upon, the consummation of an initial public offering of shares by TMG (the “IPO”), 100% of the capital stock of the Company will be acquired by TMG and the Company will become a wholly owned subsidiary of TMG. The combination agreement is subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

(17)  Advertising

Advertising and marketing expenditures are expensed as incurred. Advertising and marketing expenditures amounted to $758,982 and $785,672 for the years ended December 31, 2011 and 2010, respectively.

(18)  Subsequent Events

Subsequent events have been evaluated through August 23, 2012, which is also the date these consolidated financial statements were available to be issued.

Supplemental Information

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidating Balance Sheet

December 31, 2011

	Taylor & Martin Enterprises, Inc.	Taylor & Martin, Inc. – Auctioneers	Preferred Leasing, Inc.	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$30,888	902,311	440,185	—	1,373,384
Accounts and notes receivable, net	—	1,107,902	—	—	1,107,902
Due from affiliates	—	20,247,669	—	(20,247,669)	—
Inventories	—	82,952	—	—	82,952
Prepaid expenses and other	7,040	22,422	—	—	29,462

Total current assets	37,928	22,363,256	440,185	(20,247,669)	2,593,700

Investment in subsidiaries	26,537,342	—	—	(26,537,342)	—
Property and equipment, net	—	4,678,036	—	—	4,678,036
Goodwill	978,129	—	—	—	978,129
Leasing operation assets:
Accounts receivable, net	—	—	44,580	—	44,580
Prepaid expenses	—	—	625	—	625
Equipment, net	—	—	1,854,776	—	1,854,776
Investment in direct financing leases	—	—	1,508,275	—	1,508,275

	—	—	3,408,256	—	3,408,256

	$27,553,399	27,041,292	3,848,441	(46,785,011)	11,658,121

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$—	761,495	—	—	761,495
Accounts payable	—	1,243,543	—	—	1,243,543
Due to affiliates	20,162,438	—	85,231	(20,247,669)	—
Accrued expenses	5,181	908,396	—	—	913,577
Distributions payable	1,475,000	—	—	—	1,475,000

Total current liabilities	21,642,619	2,913,434	85,231	(20,247,669)	4,393,615

Long-term debt, net of current portion	—	1,120,700	—	—	1,120,700
Leasing operation liabilities:
Accrued expenses	—	—	1,720	—	1,720
Deferred income	—	—	231,306	—	231,306

	—	—	233,026	—	233,026

Total liabilities	21,642,619	4,034,134	318,257	(20,247,669)	5,747,341

Stockholders’ equity:
Common stock	5,731	136,900	1,000	(137,900)	5,731
Additional paid-in capital	—	—	49,000	(49,000)	—
Notes receivable – stockholders	(82,814)	—	—	—	(82,814)
Retained earnings	5,987,863	22,870,258	3,480,184	(26,350,442)	5,987,863

	5,910,780	23,007,158	3,530,184	(26,537,342)	5,910,780

	$27,553,399	27,041,292	3,848,441	(46,785,011)	11,658,121

See accompanying independent accountants’ report.

Supplemental Information

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidating Statement of Income

Year ended December 31, 2011

	Taylor & Martin Enterprises, Inc.	Taylor & Martin, Inc. – Auctioneers	Preferred Leasing, Inc.	Eliminations	Consolidated
Revenue:
Sales, commissions, and other net gains	$—	20,262,451	—	—	20,262,451
Lease income	—	—	1,032,574	—	1,032,574
Earnings of subsidiaries	5,330,140	—	—	(5,330,140)	—
Management fee	60,000	—	—	(60,000)	—

	5,390,140	20,262,451	1,032,574	(5,390,140)	21,295,025
Costs and expenses:
Cost of goods sold	—	2,831,613	—	—	2,831,613
Operating expenses	67,457	12,318,354	719,145	—	13,104,956

Operating income	5,322,683	5,112,484	313,429	(5,390,140)	5,358,456

Other income (expense):
Management fee	—	(60,000)	—	60,000	—
Interest income	3,864	7,423	277	—	11,564
Interest expense	(12,827)	(73,070)	(6,721)	—	(92,618)
Other	18,000	36,318	—	—	54,318

	9,037	(89,329)	(6,444)	60,000	(26,736)

Net income	$5,331,720	5,023,155	306,985	(5,330,140)	5,331,720

See accompanying independent accountants’ report.

Report of Independent Registered Public Accounting Firm

The President/Owner

Deanco Auction Group:

We have audited the accompanying combined balance sheets of Deanco Auction Group (the Company) as of December 31, 2011 and 2010, and the related combined statements of income and equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Deanco Auction Group as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Houston, Texas

May 14, 2012

DEANCO AUCTION GROUP

Combined Balance Sheets

December 31, 2011 and 2010 and June 30, 2012 (Unaudited)

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$26,031	451,003	$115,393
Trade receivables	560,738	756,905	594,914
Other receivables	116,132	80,097	116,773
Inventories	2,021,574	1,908,083	1,674,419
Other current assets	28,071	41,797	26,308

Total current assets	2,752,546	3,237,885	2,527,807
Property and equipment, net	4,676,851	5,328,639	4,578,188
Other assets	3,766	2,226	3,766

Total assets	$7,433,163	8,568,750	$7,109,761

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$112,709	573,486	$57,357
Short-term debt	3,219,171	4,183,044	2,797,409
Accounts payable	1,345,695	1,308,358	1,207,572
Accrued expenses	28,004	127,043	29,749

Total current liabilities	4,705,579	6,191,931	4,092,087
Long-term debt, less current portion	2,271,478	2,564,185	2,271,478
Equity (deficit)	456,106	(187,366)	746,196

Total liabilities and equity	$7,433,163	8,568,750	$7,109,761

See accompanying notes to combined financial statements.

DEANCO AUCTION GROUP

Combined Statements of Income and Equity

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011 (Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Auction and service revenues	$7,424,419	5,014,830	$4,319,055	4,682,430
Equipment sales	11,010,206	8,005,011	5,889,657	5,411,318
Other operating revenues	16,250	5,450	4,400	4,750

Total operating revenues	18,450,875	13,025,291	10,213,112	10,098,498

Direct cost of services	1,440,468	1,260,618	825,353	758,541
Cost of goods sold	9,996,547	5,569,427	5,603,375	5,420,820

Cost of goods and services sold	11,437,015	6,830,045	6,428,728	6,179,361

Gross profit	7,013,860	6,195,246	3,784,384	3,919,137
Selling, general, and administrative expenses, excluding depreciation	3,080,887	2,892,763	1,952,064	1,569,898
Depreciation expense	317,925	307,647	121,566	167,517

Income from operations	3,615,048	2,994,836	1,710,754	2,181,722

Other income (expense):
Gain (loss) on disposal of assets	(19,174)	31,338	—	—
Interest expense	(317,984)	(419,554)	(142,096)	(173,154)
Interest income	—	5,996	1,353	—
Loss on disposal of property and equipment	—	—	—	(1,300)
Other income	29,393	40,596	24,491	16,290

Other expense, net	(307,765)	(341,624)	(116,252)	(158,164)

Net income	3,307,283	2,653,212	1,594,502	2,023,558
Beginning (deficit) equity	(187,366)	(2,259,914)	456,106	(187,366)
Equity contributions	757,167	657,205	46,517	767,145
Equity distributions	(3,420,978)	(1,237,869)	(1,350,929)	(2,284,358)

Ending equity (deficit)	$456,106	(187,366)	$746,196	318,979

See accompanying notes to combined financial statements.

DEANCO AUCTION GROUP

Combined Statements of Cash Flows

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011 (Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Cash flows from operating activities:
Net income	$3,307,283	2,653,212	$1,594,502	2,023,558
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	317,925	307,647	121,566	167,517
(Gain) loss on asset disposals	19,174	(31,338)	—	1,300
Changes in operating assets and liabilities:
Trade receivables	196,167	(182,089)	(34,176)	(146,568)
Other receivables	(36,582)	(59,155)	(2,193)	(11,856)
Inventories	(205,992)	(1,165,383)	347,155	781,218
Other current assets	13,726	4,228	1,763	23,375
Other assets	(1,540)	—	—	—
Accounts payable	37,337	822,376	(138,123)	125,397
Accrued expenses	(99,039)	63,161	1,745	(88,471)

Net cash provided by operating activities	3,548,459	2,412,659	1,892,239	2,875,470

Cash flows from investing activities:
Proceeds from asset disposals	424,000	637,412	—	9,950
Purchase of property and equipment	(109,311)	(610,122)	(22,902)	(9,600)
Loans to employees	(4,902)	(2,100)	(2,668)	(3,733)
Repayment of employee loans	5,450	4,202	4,219	3,377

Net cash provided by (used in) investing activities	315,237	29,392	(21,351)	(6)

Cash flows from financing activities:
Borrowings on short-term debt	7,448,658	5,803,432	4,342,331	3,186,225
Payments on short-term debt	(8,412,531)	(7,227,898)	(4,764,093)	(4,831,759)
Payments on long-term debt	(753,484)	(140,815)	(55,352)	(92,625)
Equity contributions	757,167	648,498	46,517	767,145
Equity distributions	(3,328,478)	(1,142,478)	(1,350,929)	(2,284,358)

Net cash used in financing activities	(4,288,668)	(2,059,261)	(1,781,526)	(3,255,372)

Net increase in cash and cash equivalents	(424,972)	382,790	89,362	(379,908)
Cash and cash equivalents at beginning of period	451,003	68,213	26,031	451,003

Cash and cash equivalents at end of period	$26,031	451,003	$115,393	71,095

Supplemental disclosure of cash flow information:
Cash paid for interest	$408,171	342,895	$141,732	267,128
Supplemental disclosure of noncash transactions:
Equity contributions:
Non-monetary payment of payable by shareholder	—	8,707	—	—
Equity distributions:
Distribution of inventory to shareholder	(92,500)	—	—	—
Distribution of property to shareholder	—	(95,391)	—	—

See accompanying notes to combined financial statements.

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(1)  Organization and Summary of Significant Accounting Policies

(a) Principles of Combination

The accompanying combined financial statements of Deanco Auction Group (collectively, the “Group”) represent the combined accounts of Deanco Auction Company of Mississippi, Inc., Deanco Auction and Real Estate Company, Inc., Deanco Auto Auction, Inc., and Deanco Auction Properties. Deanco Auction Company of Mississippi, Inc., Deanco Auction and Real Estate Company, Inc., and Deanco Auto Auction, Inc., are closely held S Corporations with a single, common shareholder. Deanco Auction Properties is a sole proprietorship whose proprietor is also the sole shareholder of Deanco Auction Company of Mississippi, Inc., Deanco Auction and Real Estate Company, Inc., and Deanco Auto Auction, Inc. All significant intercompany transactions and balances have been eliminated in combination.

(b) Description of Business

Deanco Auction Company of Mississippi, Inc. was incorporated in the State of Mississippi in 2001. Deanco Auction Company of Mississippi, Inc. is in the business of providing auction services for and sales of construction and farm equipment.

Deanco Auction and Real Estate Company, Inc. was incorporated in the State of Alabama in 1998. Deanco Auction and Real Estate Company, Inc. is in the business of providing auction services for construction equipment, farm equipment, and real estate, as well as sales of construction and farm equipment.

Deanco Auto Auction, Inc. was incorporated in the State of Alabama in 2001. Deanco Auto Auction, Inc. is in the business of providing auction services for automobiles to dealers only.

Deanco Auction Properties is in the business of renting commercial real estate, strictly in support of the Group.

(c) Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying interim unaudited financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

(d) Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and valuation of fixed assets, valuation of trade and other receivables, and valuation of inventory.

(e) Cash and Cash Equivalents

The Group considers investments in highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2011 and 2010 and June 30, 2012 (unaudited).

DEANCO AUCTION GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(f) Trade Accounts Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the combined statements of cash flows. In the normal course of business, the Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical write-offs adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Group reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write offs for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited) approximated $0 in each period. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g) Inventories

Inventories consisting primarily of agricultural and construction equipment, and vehicles, are stated at the lower of cost or market. Cost is determined using the specific-identification method.

(h) Revenue Recognition

The Group recognizes revenue when the sales transaction is complete, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Shipping and transportations costs associated with a specific auctioned item for the benefit of the seller or buyer and charged to the respective buyer or consignor are recorded in sales. Shipping and transportation costs for the benefit of the Group are recorded in cost of sales as a direct expense.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the combined statements of income and equity.

In its role as auctioneer, the Group functions as an agent accepting property on consignment from its selling clients. The Group sells property as agent of the consignor, billing the buyer for property purchased, receiving payment from the buyer, and remitting to the consignor the consignor’s portion of the buyer’s payment after deducting the Group’s commissions, expenses, and applicable taxes. The Group’s commissions include those earned from the buyer (buyer’s premium revenue) and those earned from the consignor (seller’s commission revenue), both of which are calculated as a percentage of the hammer price of property sold at auction. Buyer’s premium and seller’s commission revenues are recognized at the time of the auction sale (i.e., when the auctioneer’s hammer falls) and are recorded net of commissions owed to third parties. Commissions owed to third parties are principally the result of limited situations when auction commissions are shared with consignors or with the Group’s partners in auction guarantees. In certain of these instances, the Group may share auction commissions with a consignor as part of an auction guarantee, typically in exchange for a portion of the hammer (sale) price in excess of a negotiated amount. In addition, auction commissions are occasionally shared with auction guarantee partners as a result of management’s decision to reduce risk through sharing arrangements with such partners, whereby the Group reduces its financial exposure under an auction guarantee in exchange for sharing the auction commission. Also, in certain situations, an auction guarantee partner will assist the Group in valuing and marketing the property to be sold at auction.

DEANCO AUCTION GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(i) Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of buildings and improvements are 15 to 39 years, while the estimated useful lives of furniture, fixtures, and equipment range from 5 to 15 years.

(j) Other Current Assets

Other current assets consist of prepaid insurance premiums that are amortized over the life of the insurance policies on a straight-line method.

(k) Advertising

Advertising and marketing expenditures are expensed as incurred. These costs are included within selling, general, and administrative expenses. Advertising and marketing expenditures amounted to $291,731 and $360,451 for the years ended December 31, 2011 and 2010, respectively, and $195,307 and $171,287 for the six months ended June 30, 2012 and 2011 (unaudited), respectively.

(l)  Income Taxes

The three corporate entities within the Group have elected to be treated as pass-through entities for federal and state income tax purposes and, as such, are not subject to income taxes. Rather, all items of taxable income, deductions, and tax credits are passed through to and are reported by its sole shareholder on his respective income tax returns. All items of taxable income, deductions, and tax credits of the sole proprietorship within the Group are reported by the proprietor on his respective income tax returns. Each entity with the Group is required to file and does file their respective tax returns with the Internal Revenue Service (IRS) and other taxing authorities. Accordingly, these combined financial statements do not reflect a provision for income taxes and the Group has no tax provisions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses. The federal income tax returns of the entities within the Group for 2011 and 2010 are subject to examination by the IRS generally for three years after they are filed.

(m)  Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsection of Statement of Financial Accounting Standards (SFAS) Accounting Standards Codification (ASC) Subtopic 360-10, Property, Plant, and Equipment – Overall, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment losses were recognized during the years ended December 31, 2011 and 2010 or the six months ended June 30, 2012 and 2011 (unaudited).

(n) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

DEANCO AUCTION GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(o) Fair Value Measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2011 and 2010 and June 30, 2012 (unaudited), the Group did not have any financial assets or liabilities that are measured or disclosed at fair value on a recurring basis.

(2)  Significant Risks and Uncertainties Including Business and Credit Concentrations

Two companies within the Group, Deanco Auction Company of Mississippi, Inc. and Deanco Auction & Real Estate Company, Inc., provide auction services primarily for preowned agricultural and construction equipment, and, as a result, are significantly impacted by the economic forces of each respective industry. While the decline of the agricultural and construction industries has not reduced the availability of construction equipment for consignment, recent economic conditions have decreased consumer demand for major equipment purchases.

These factors, combined with the general slowdown in consumer spending caused by uncertainty about future market conditions, continue to adversely impact our customers’ profits and cash flows. As such, it is reasonably possible that the financial condition of our agricultural and construction equipment customers may deteriorate significantly from the current levels in the near term. The inventory, accounts receivable, and revenue losses resulting from such deterioration may have a severe impact on the operations of the Group.

Most of the Group’s customers are located in the Southeastern part of the United States. No single customer accounted for more than 5% of the Group’s sales for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited), or accounts receivable at December 31, 2011 or 2010 or June 30, 2012 (unaudited).

(3)  Property and Equipment

Property and equipment consist of the following:

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Buildings and improvements	$2,827,604	2,818,704	2,827,604
Furniture, fixtures, and equipment	1,817,909	2,447,015	1,834,229
Land	1,889,438	1,888,138	1,889,438

	6,534,951	7,153,857	6,551,271
Less accumulated depreciation	(1,858,100)	(1,825,218)	(1,973,083)

	$4,676,851	5,328,639	4,578,188

DEANCO AUCTION GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

Depreciation expense related to property and equipment and charged to operations totaled $317,925, and $307,647 for each of the years ended December 31, 2011 and 2010, respectively, and $121,566 and $167,517 for the six months ended June 30, 2012 and 2011 (unaudited), respectively.

(4)  Debt

Short-term debt is used by the Group to finance inventory purchases and support operational cash flows throughout the year. The Group has lines of credit with various banking institutions. Rates are fixed between 3.25% and 6.25%, with one credit line at prime plus one (with a floor of 5.50%). The weighted average interest rate of short-term debt for the years ended December 31, 2011 and 2010 was 4.88% and 4.51%, respectively, and for the six months ended June 30, 2012 (unaudited) was 4.81%. The lines of credit are secured by accounts receivable, inventory, and real estate. Each line of credit is personally guaranteed by the sole shareholder. Total available credit on these lines of credit at December 31, 2011 and 2010 was $3,870,000 and $4,880,000, respectively, and at June 30, 2012 (unaudited) was $3,870,000.

The Group uses long-term debt to finance real property and major equipment purchases of the companies. The financing is secured by real property and major equipment. The interest rates for the long-term debt range from 5.38% to 7.19%. The weighted average interest rate of long-term debt for the years ended December 31, 2011 and 2010 was 6.44% and 5.92%, respectively, and for the six months ended June 30, 2012 (unaudited) was 6.44%.

			December 31,		June 30, 2012
	Rate	Maturity	2011	2010
Short-term debt:					(Unaudited)
Commercial Bank of MS	6.25%	2011	$—	412,845	—
Commercial Bank of MS	6.25	2012	654,965	—	312,014
Citizens Bank of Russellville	5.50	2012	670,000	700,000	630,000
Regions Bank	3.25	2012	234,666	242,838	228,666
Regions Bank	3.25	2012	234,350	244,033	228,350
Regions Bank	3.75	2012	316,596	389,306	296,471
Trinity Bank	5.00	2012	778,594	617,985	791,908
SunSouth Bank	4.00	2012	—	1,020,000	—
SunSouth Bank	4.00	2012	330,000	556,037	310,000

			$3,219,171	4,183,044	2,797,409

Long-term debt:
Commercial Bank of MS	4.00%	2011	$—	608,914	—
Commercial Bank of MS	4.00	2011	—	608,914	—
Commercial Bank of MS	5.38	2014	987,827	—	957,827
First Source Bank	6.97	2011	—	475,714	—
Wells Fargo Bank, N.A.	7.19	2013	1,396,359	1,444,129	1,371,008

			$2,384,186	3,137,671	2,328,835

The short-term debt lines of credit from the Commercial Bank of Mississippi are shown by loan renewal date; remaining balances on expiring credit lines were merged into the new line of credit as it was renewed in 2011.

In June 2011, notes from the Commercial Bank of Mississippi were modified and combined into one note. The amount included in the current portion of long-term debt for these notes as of December 31, 2010 is based on the terms of the modification. The new consolidated note is scheduled to mature in 2014.

DEANCO AUCTION GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2011 are:

	2012	2013	2014	2015	2016
Debt maturities	$112,709	116,626	120,834	125,355	130,212

(5)  Equity (Deficit)

Equity consists of the following:

	December 31,		June 30,
	2011	2010	2012
			(Unaudited)
Owner’s equity	$401,287	270,163	407,162
Stockholder’s equity:
Common stock	3,000	3,000	3,000
Additional paid-in capital	51,819	193,117	51,819
Retained earnings (deficit)	—	(653,646)	284,215

	54,819	(457,529)	339,034

	$456,106	(187,366)	746,196

Owner’s equity represents the equity related to Deanco Auction Properties. Common stock consists of the 1,000, $1.00 par value common shares issued and outstanding for each of the three S-corporations included in the Group.

(6)  Auction and Service Revenues

Auction and service revenues consist of commissions earned in the sale of consigned goods and are presented as the net of the sale price of the consigned goods, less the settlement due to the consignor.

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Consignment sales	$93,697,807	89,111,313	46,023,543	55,989,790
Consignor payments	(85,243,305)	(82,741,415)	(41,058,838)	(50,825,530)
Commissions	(367,546)	(598,823)	(220,337)	(128,906)
Sales tax remittances	(662,537)	(756,245)	(425,313)	(352,924)

Auction and service revenues	$7,424,419	5,014,830	4,319,055	4,682,430

(7)  Commitments and Contingencies

The Group is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s combined financial position, results of operations, or liquidity.

(8)  Related-Party Transactions

In 2010, the Group partnered with Ray Dean, father of the sole shareholder of the Group, on the sale of equipment that resulted in commissions paid to Ray Dean totaling $250,000. Ray Dean is also the owner of Ray Dean Auction Company, which also did business with the Group in 2011 and 2010. Ray Dean Auction

DEANCO AUCTION GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

Company sold equipment at the Group’s auctions, at which, no consignor premiums were charged for equipment sold. Ray Dean Auction Company received auction settlements in 2011 and 2010 totaling $74,000 and $9,945, respectively. In November 2011, Ray Dean loaned Deanco Auction & Real Estate Company, Inc. $20,000, followed by an additional loan of $50,000 in December 2011. At December 31, 2011, the amount due to Ray Dean by Deanco Auction & Real Estate Company, Inc. totaled $70,000. The $70,000 loan from Ray Dean is included in accounts payables as of December 31, 2011. The loans were repaid in January 2012.

In January 2012, Ray Dean loaned Deanco Auction and Real Estate $100,000, of which $80,000 was repaid in the same month. As of June 30, 2012 (unaudited), the amounts included in accounts payable due to Ray Dean total $20,000.

On March 5, 2012, Deanco Auction & Real Estate Company, Inc. entered into an agreement with Ray Dean, a related party, to lease certain land and buildings associated with the auction site of Deanco Auction & Real Estate Company, Inc. The agreement specifies minimum rent payments of $50,000 per year, commencing on March 5, 2012, for a period of about five years. The lease will automatically renew each year until either party gives 30-day notice of cancellation of said lease. Minimum rents for 2012 will be $50,000 and each year thereafter until expiration of the lease on December 31, 2016. Rent expense of $25,000 related to this lease was accrued during the six months ended June 30, 2012.

In 2011 and 2010, vehicles were sold on consignment by the Group for Wesley Dean, son of the sole shareholder. No consignor premiums were charged for the vehicles sold. The total settlements paid to Wesley Dean in 2011 and 2010 were $6,275 and $3,803, respectively.

(9)  Employee Benefit Plan

Deanco Auction & Real Estate Company, Inc., a company within the Group, established a profit sharing plan in 2001 for all eligible employees. The Board of Trustees for Deanco Auction and Real Estate Inc.’s profit sharing plan elected to forgo contributions to the Plan for the 2011 and 2010 plan years. The Company terminated the Plan on August 1, 2011, and plan assets were fully distributed by September 30, 2011.

No other employee benefit plans exist or have existed within the Group.

(10)  Combination Agreement

On January, 12, 2012, the Group entered into a combination agreement (the “Combination Agreement”) with Taylor & Martin Group, Inc. (TMG) pursuant to which, effective substantially contemporaneously with, and contingent upon the consummation of an initial public offering (IPO) of shares by TMG, 100% of the common stock and owner’s equity of the Group will be acquired by TMG and the Group will become a wholly owned subsidiary of TMG. The combination agreement may be terminated by either party if not closed on or before November 30, 2012. The Combination Agreement was amended on May 2, 2012.

(11)  Subsequent Events

Subsequent events have been evaluated through August 17, 2012, which is the date the combined financial statements were issued.

Report of Independent Registered Public Accounting Firm

International Enterprises, Inc.:

We have audited the accompanying balance sheets of International Enterprises, Inc. as of December 31, 2011 and 2010, and the related statements of income, shareholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Enterprises, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Houston, Texas

May 14, 2012

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Balance Sheets

December 31, 2011 and 2010 and June 30, 2012 (Unaudited)

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Assets
Current assets:
Cash	$4,328,524	1,600,960	$4,096,429
Accounts receivable	1,252,144	719,267	2,064,575
Inventory	3,324,498	4,490,037	3,205,800
Employee advances	3,081	3,000	1,709
Prepaid expenses	64,002	6,695	58,080

Total current assets	8,972,249	6,819,959	9,426,593

Property and equipment – at cost:
Computer	130,655	130,655	130,655
Equipment	142,313	131,002	142,313
Leasehold improvement	202,293	202,293	202,293
Furniture	20,844	20,844	20,844
Auto and trucks	3,535	3,535	24,015

	499,640	488,329	520,120
Less accumulated depreciation	347,210	324,028	352,780

Net property and equipment	152,430	164,301	167,340

Other assets:
Deposits	1,000	1,000	1,000
Note receivable	125,000	289,239	125,000

Total other assets	126,000	290,239	126,000

Total assets	$9,250,679	7,274,499	$9,719,933

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$936,594	328,544	$956,180
Accrued and withheld taxes	10,768	4,040	4,938
Accrued expenses	469,411	136,690	212,393
Accrued profit sharing	134,296	43,952	66,686
Accrued other income taxes	35,626	—	51,729

Total current liabilities	1,586,695	513,226	1,291,926

Shareholder’s equity:
Common stock, at no par value. Authorized and issued 100 shares	20,000	20,000	20,000
Retained earnings	7,643,984	6,741,273	8,408,007

Total shareholder’s equity	7,663,984	6,761,273	8,428,007

Total liabilities and shareholder’s equity	$9,250,679	7,274,499	$9,719,933

See accompanying notes to financial statements.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Statements of Income

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011

(Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Sales	$35,521,141	24,742,646	21,156,380	19,467,590
Cost of goods sold	27,821,935	20,290,708	16,520,096	15,330,190

Gross profit	7,699,206	4,451,938	4,636,284	4,137,400
Operating and administrative expenses	4,510,663	3,241,812	1,828,406	1,632,827

Income from operations	3,188,543	1,210,126	2,807,878	2,504,573

Other income:
Interest income – net	770	11,805	358	302
Lottery income	1,532	3,895	—	—
Gain on asset sale	—	—	2,000	—
Miscellaneous income	1,793	9,256	11,874	1,643

	4,095	24,956	14,232	1,945

Net income	$3,192,638	1,235,082	2,822,110	2,506,518

See accompanying notes to financial statements.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Statements of Shareholder’s Equity

Years ended December 31, 2011 and 2010 and six months ended June 30, 2012

(Unaudited)

	Common Stock		Retained earnings	Total shareholder’s equity
	Shares	Amount
Balances at December 31, 2009	200	$20,000	7,470,413	7,490,413
Net income	—	—	1,235,082	1,235,082
Distributions	—	—	(1,964,222)	(1,964,222)
Shares issued	—	—	—	—

Balances at December 31, 2010	200	20,000	6,741,273	6,761,273
Net income	—	—	3,192,638	3,192,638
Distributions	—	—	(2,289,927)	(2,289,927)
Shares issued	—	—	—	—

Balances at December 31, 2011	200	$20,000	7,643,984	7,663,984

Net income (unaudited)	—	—	2,822,110	2,822,110
Distributions (unaudited)	—	—	(2,058,087)	(2,058,087)
Shares issued (unaudited)	—	—	—	—

Balances at June 30, 2012 (unaudited)	200	$20,000	8,408,007	8,428,007

See accompanying notes to financial statements.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Statements of Cash Flows

Years ended December 31, 2011 and 2010 and six months ended June 30, 2012 and 2011

(Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Cash flows from operating activities:
Net income	$3,192,638	1,235,082	$2,822,110	2,506,518
Gain on sale of assets	—	—	2,000	—
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	23,182	32,570	9,104	11,419
Proceeds from (sale) of property and equipment	—	—	(2,000)	—
Decrease (increase) in operating assets:
Accounts receivable	(532,877)	456,320	(812,431)	(1,144,580)
Inventory	1,165,539	(3,444,441)	118,698	1,365,910
Employee advances	(81)	—	1,372	(641)
Prepaid expenses	(57,307)	41,860	5,922	(70,665)
Accounts payable	608,050	168,834	19,586	1,658,967
Accrued expenses	465,419	(327,891)	(314,355)	64,999

Total adjustments	1,671,925	(3,072,748)	(974,104)	1,885,409

Net cash provided by (used in) operating activities	4,864,563	(1,837,666)	1,850,006	4,391,927

Cash flows from investing activity:
Purchases of property and equipment	(11,311)	(7,499)	(24,014)	(11,311)
Proceeds from (financed) notes receivable	164,239	(99,239)	—	118,004

Net cash provided by (used in) investing activity	152,928	(106,738)	(24,014)	106,693

Cash flows from financing activities:
Deposits	—	1,000	—	—
Distributions to owner	(2,289,927)	(1,964,222)	(2,058,087)	(1,966,587)
Loan payable	—	(1,454,484)	—	—

Net cash (used in) financing activities	(2,289,927)	(3,417,706)	(2,058,087)	(1,966,587)

Net increase (decrease) in cash equivalents	2,727,564	(5,362,110)	(232,095)	2,532,033
Cash – beginning of year	1,600,960	6,963,070	4,328,524	1,600,960

Cash – end of year	$4,328,524	1,600,960	$4,096,429	4,132,993

Supplemental information:
Income taxes paid	$39,000	89,000	$49,184	9,000
See accompanying notes to financial statements.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Notes to Financial Statements

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(1)   Summary of Significant Accounting Policies

Nature of Operations

International Enterprises, Inc. (the “Company”) operates as both the consolidated entity and an operating division. There are three operating divisions: International Enterprises, Inc., Discount Outlet, and Relogistechs. The International Enterprises, Inc. division liquidates through a unique redistribution process excess hard and soft goods inventories and equipment for a large group of diverse customers. Discount Outlet, a retail store held under International Enterprises, Inc., sells merchandise to the general public. The Relogistechs division sells new, refurbished, and used telephone equipment. Relogistechs also sells consigned inventory which are recorded at net profit. The divisions’ customer base is predominantly in North America.

(a) Basis of Presentation

These financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s accompanying interim unaudited financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

(b) Concentration of Risk

International Enterprises, Inc. maintains all of its cash accounts in commercial banks located in northeast Ohio. At times, the balances in these accounts may be in excess of federally insured limits.

(c) Inventory

Inventory is stated at the lower of cost or market on a first-in, first-out basis. Inventory consists of various types of hard and soft goods merchandise and telephone equipment.

(d) Property and Equipment

Property and equipment are stated at cost.

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Auto and trucks	5 years
Equipment, computers, and furniture	5 –10 years
Leasehold improvements	10 –40 years

Total depreciation for the years ended December 31, 2011 and 2010 was $23,181 and $32,570, respectively, and for the six months ended June 30, 2012 and 2011 (unaudited) was $9,106 and $11,419, respectively.

(e) Use of Accounting Estimates

Management uses estimates and assumptions in preparing its financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(f) Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2011 and 2010 amounted to $20,088 and $83,703, respectively, and for the six months ended June 30, 2012 and 2011 (unaudited) was $10,909 and $9,439, respectively.

(g) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in the net cash provided by operating activities in the statements of cash flows.

The Company does not maintain an allowance for doubtful accounts. The Company has procedures in place to collect amounts due from slow paying customers. Should collection attempts fail, the Company will turn over the account to a collection agency and the uncollectible amount will be charged against earnings. At December 31, 2011 and 2010 and June 30, 2012 (unaudited), all amounts were considered collectible.

(h) Prepaid Expenses

Prepaid expenses consist of prepaid private aviation services.

(i) Revenue Recognition

The Company recognizes revenue when merchandise is shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue in the retail store is recorded at the point of sale. Shipping and other transportation costs charged to the buyers are recorded in both sales and cost of sales.

Sales taxes collected from customers and remitted to government authorities are accounted for on a net basis and, therefore, are excluded from revenues in the statements of income.

(j) Product Warranties

The Relogistechs division provides warranties of thirty days to one year on the telephone equipment it sells. All product returns are processed by Relogistechs’ shop and are later resold. The warranty liability is not considered material and no liability is recorded on the financial statements.

(k) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with the loss contingencies are expensed as incurred.

(l) Other Assets

Other assets consist of a note from a construction company. The note was originally for $200,000 and was incurred in September 2010. It is secured by a lien on construction equipment. The note is payable in two remaining installments of $75,000 on September 2012 and $50,000 on September 2013. The note contains no interest.

(m) Accounts Payable and Accrued Expenses

Accounts payable are recorded after merchandise is received in the warehouse and checked against purchase orders and packing slips or after invoices for services are received. After any appropriate credits are applied to the payable, payment is either wired or remitted by check to the supplier according to agreed upon terms.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(2)  Related Parties

International Enterprises, Inc. leases two buildings under triple net operating leases expiring on December 31, 2015 and 2017 from Nation Land Company LLC. Both leases have three 5-year renewal options. Nation Land Company LLC is owned by the 100% stockholder of International Enterprises, Inc. and his wife.

Rent expense for these buildings for the years ended December 31, 2011 and 2010 was $378,000 for each year and $189,000 for each of the six month periods ended June 30, 2012 and 2011 (unaudited). The rent paid to Nation Land Company LLC represents 39.4% and 16.1%, of the total revenue for Nation Land Company LLC in 2011 and 2010, respectively, and 34.8% and 44.2% of the total revenue for National Land Company LLC for the six months ended June 30, 2012 and 2011 (unaudited), respectively.

The Company leases a building under a triple net operating lease expiring on December 31, 2015 from the wife of the 100% stockholder of International Enterprises, Inc. Rent paid for this building was $60,000 per year for the years ended December 31, 2011 and 2010, respectively.

(3)   Profit Sharing Plan

The Company maintains a Profit Sharing Plan for its employees. All employees over 21 years of age, who are employed for one year on the anniversary date of the plan, are eligible to participate in the plan the following year. For the years ended December 31, 2011 and 2010, the Company contributed 15% of eligible payroll for each year. Profit sharing contributions for those years were $178,267 and $136,990, respectively. Profit sharing contributions for the six months ended June 30, 2012 and 2011 (unaudited) were $109,977 and $92,947, respectively.

(4)   Guarantees

In May 2011, the Company guaranteed a $7,500,000 bank line of credit of a related company, Nation Land Company LLC, which is owned by the Company’s stockholder and his wife. The term of the guarantee is the life of the loan, which is due on demand. The line of credit is also collateralized by real estate owned by Nation Land Company LLC. The guarantee was made to assist the related company in obtaining more favorable terms on the line of credit. The Company would be required to perform under the guarantee if the related company defaulted on the loan. The maximum potential amount to be owed would be the balance of the loan plus interest due. Interest on the outstanding borrowings under the line of credit is payable monthly at a variable rate equal to the daily fluctuating LIBOR rate plus 165 basis point for 2011 and 210 basis points for 2010. The Company would expect the amount due to be reduced by the proceeds of the sale of collateral and management believes the fair value of the collateral exceeds the loan balance.

As of December 31, 2011 and June 30, 2012 (unaudited), the outstanding balance of the line of credit was $7,279,212 and $7,459,912, respectively.

(5)   SubChapter S Election

Effective with years beginning January 1, 2002 and beyond, the Company, with the consent of its 100% shareholder, has elected to be taxed under the provisions of Section 1362(a) of the Internal Revenue Code, which provides for the Company’s income or loss to be taxed directly to its shareholder. Accordingly, no provision for federal income tax will be included in the accompanying financial statements after December 31, 2001.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(6)   Acquisition

On January 1, 2010 the Company acquired the assets and assumed the liabilities of Relogistechs LLC from its owner, who is also the 100% shareholder of International Enterprises, Inc. Relogistechs then became a division of International Enterprises, Inc. The acquisition has been reflected in the financial statements as an acquisition of a company under common control on a pooling of interests basis.

The customer bases of the divisions are different and there is no intercompany business transpiring; therefore, there are no intercompany transactions to be removed during consolidation process for financial statement presentation.

(7)  Combination Agreement

The owner of the Company entered into a combination agreement dated February 16, 2012 with Taylor & Martin Group, Inc. (“TMG”) pursuant to which, effective substantially contemporaneously with, and contingent upon, the consummation of an initial public offering of shares by TMG, 100% of the capital stock of the Company will be acquired by TMG and the Company will become a wholly owned subsidiary of TMG. The combination agreement is subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

(8)   Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through August 23, 2012, the date at which the financial statements were available to be issued.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Schedule of Operating and Administrative Expenses

Years ended December 31, 2011 and 2010 and six months ended June 30, 2012 and 2011

(Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Operating and administrative expenses:
Janitor and cleaning	$2,550	2,600	$1,250	1,100
Telephone	27,385	28,941	12,501	15,333
Waste and disposal	8,009	8,651	2,191	3,991
Laundry	1,236	1,095	740	595
Burglary protection	4,328	1,347	730	2,160
Over/short	204	352	212	5
Payroll	2,315,459	1,433,817	692,771	609,554
Commissions	205,391	245,940	94,299	85,402
Temporary agency	66,589	7,587	32,385	25,042
Utilities	71,014	79,446	36,168	41,784
Maintenance	31,828	23,266	13,792	21,207
Auto and truck	8,243	15,945	4,772	5,900
Seminar	1,935	1,049	999	935
Payroll taxes	149,624	100,696	86,553	69,755
Other taxes	43,510	44,848	9,526	128
City tax	40,154	26,243	65,287	54,139
Licenses	3,870	568	517	1,221
Hospitalization	178,267	136,990	96,937	80,162
Profit sharing	218,634	210,944	109,977	92,947
Supplies	78,424	46,824	41,721	28,339
Computer support	53,392	8,038	3,212	20,351
Depreciation	23,182	32,570	9,106	11,419
Freight out	18,000	24,446	12,221	6,684
Freight in	7,497	6,689	10,162	1,844
Bad debt expense (recovery)	111,084	16,288	9,042	79,511
Fees and permits	4,516	4,038	2,280	4,033
Merchant fees	101,716	21,226	56,331	34,266
Postage	2,493	3,064	1,629	1,322
Legal and accounting	34,007	54,665	68,224	13,174
Insurance	25,843	12,610	9,980	8,944
Contributions	11,521	5,600	4,584	3,998
Dues and subscriptions	25,424	5,887	2,373	6,199
Advertising	20,088	83,703	10,909	9,439
Entertainment	18,290	33,709	5,081	14,516
Travel	21,559	38,394	35,665	11,618
Bank fees	42,135	36,731	35,787	22,709
Office supplies	22,492	8,570	8,407	6,965
Rent	510,770	427,937	240,085	236,136

	$4,510,663	3,241,314	$1,828,406	1,632,827

See accompanying notes to the financial statements.

Report of Independent Registered Public Accounting Firm

The President/Owner

The Jay Group:

We have audited the accompanying combined balance sheets of The Jay Group as of December 31, 2011 and 2010, and the related combined statements of income, stockholders’ equity (deficit), and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Jay Group as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Houston, Texas

August 24, 2012

THE JAY GROUP

Combined Balance Sheets

December 31, 2011 and 2010 and June 30, 2012 (Unaudited)

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Assets
Current assets:
Cash	$58,167	156,776	$104,894
Accounts receivable, net	2,533,092	2,781,054	3,353,054
Inventories, net	12,384,801	11,130,262	12,894,900
Prepaid expenses and other current assets	785,213	557,505	822,061
Other receivables	12,587	41,553	1,603

Total current assets	15,773,860	14,667,150	17,176,512

Equipment and leasehold improvements, net	1,366,121	867,961	1,251,956
Other assets:
Cash surrender value of life insurance	107,042	103,480	107,042
Other assets	77,118	149,641	41,525

	184,160	253,121	148,567

	$17,324,141	15,788,232	$18,577,035

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current maturities of long-term debt	$16,047	15,266	$8,124
Accounts payable	3,149,414	2,588,915	3,936,132
Customer deposits	876,274	833,920	412,967
Accrued expenses and other current liabilities	404,821	355,747	814,575
Advance from stockholders	2,369,837	2,192,411	3,078,120
Accrued dividend by non-controlling interest	1,186,355	1,164,311	—
Job creation grant	391,759	—	—
Stockholder demand note	500,000	—	500,000

Total current liabilities	8,894,507	7,150,570	8,749,918

Line of credit	2,569,764	1,696,015	3,106,700
Long-term debt, less current maturities	7,551,442	8,239,009	7,115,681
Subordinated stockholder note	—	500,000	—

Stockholders’ equity (deficit):
Parent company:
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 500 shares	500	500	500
Additional paid-in capital	1,788,132	1,788,132	1,426,132
Accumulated deficit	(3,480,204)	(3,585,994)	(1,821,896)

Total stockholders’ deficit	(1,691,572)	(1,797,362)	(395,264)

	$17,324,141	15,788,232	$18,577,035

See accompanying notes to combined financial statements.

THE JAY GROUP

Combined Statements of Income

Years ended December 31, 2011 and 2010 and six months ended June 30, 2012 and 2011

(Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Net sales	$35,672,178	32,781,423	21,334,194	16,142,251
Cost of goods sold	24,798,760	22,891,044	15,233,413	11,299,081

Gross profit	10,873,418	9,890,379	6,100,781	4,843,170
Selling, general and administrative expenses	8,399,773	6,615,966	3,890,053	4,178,560

Operating income	2,473,645	3,274,413	2,210,728	664,610

Other expense:
Interest expense	(1,181,500)	(1,189,465)	(552,421)	(587,919)

Net income	$1,292,145	2,084,948	1,658,307	76,691

See accompanying notes to combined financial statements.

THE JAY GROUP

Combined Statements of Stockholders’ Equity

Years ended December 31, 2011 and 2010

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
Balance, January 1, 2010	$500	1,788,132	(4,506,631)	(2,717,999)
Net income	—	—	2,084,948	2,084,948
Dividend	—	—	(1,164,311)	(1,164,311)

Balance, December 31, 2010	500	1,788,132	(3,585,994)	(1,797,362)
Net income	—	—	1,292,145	1,292,145
Dividend	—	—	(1,186,355)	(1,186,355)

Balance, December 31, 2011	$500	1,788,132	(3,480,204)	(1,691,572)

See accompanying notes to combined financial statements.

THE JAY GROUP

Combined Statements of Cash Flows

Years ended December 31, 2011 and 2010 and six months ended June 30, 2012 and 2011 (Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Cash flows from operating activities:
Net income	$1,292,145	2,084,948	1,658,307	76,691
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	725,221	295,090	233,593	507,000
Accretion of warrant	28,480	28,480	14,240	14,240
Change in allowance for doubtful accounts	(79,411)	8,194	77,124	21,935
Change in inventory valuation allowance	(96,759)	8,022	—	23,805
Job creation grant	—	—	(391,759)	—
Changes in operating assets and liabilities:
Accounts receivable	327,373	2,641	(897,084)	(70,509)
Inventories	(1,157,780)	(2,258,795)	(510,100)	(405,361)
Prepaid expenses and other current assets	(227,708)	(315,919)	(36,847)	(76,280)
Other receivables	28,966	287,227	10,984	(368,103)
Other assets	1,337	—	—	—
Accounts payable	560,499	712,163	786,718	483,077
Customer deposits	42,354	(305,761)	(463,307)	(399,993)
Accrued expenses and other current liabilities	49,074	142,820	409,751	277,131

Net cash provided by operating activities	1,493,791	689,110	891,620	83,633

Cash flows from investing activities:
Cash surrender value of life insurance	(3,562)	(4,321)	—	—
Purchase of equipment and leasehold improvements	(1,152,195)	(211,634)	(83,835)	(1,040,817)

Net cash provided (used) by investing activities	(1,155,757)	(215,955)	(83,835)	(1,040,817)

Cash flows from financing activities:
Net borrowings (repayments) on line of credit	873,749	(401,042)	536,936	1,393,019
Borrowings on job creation grant	391,759	—	—	262,718
Payments on long-term debt	(715,266)	(19,437)	(457,923)	(521,779)
Dividend	(1,164,311)	(1,047,536)	(1,186,355)	(1,164,311)
Advance from stockholders, net	177,426	1,020,195	708,284	883,311
Repurchase of stock warrants	—	—	(362,000)	—

Net cash provided (used) by financing activities	(436,643)	(447,820)	(761,058)	852,958

Net (decrease) increase in cash	(98,609)	25,335	46,727	(104,226)

Cash, beginning of period	156,776	131,441	58,167	156,776

Cash, end of period	$58,167	156,776	104,894	52,550

Supplemental disclosures of cash flow information:
Cash payments for:
Interest	1,176,719	1,196,164	538,181	587,919

Supplemental disclosures of noncash financing information:
Accrued dividend	1,186,355	1,164,311	—	1,186,355

See accompanying notes to combined financial statements.

THE JAY GROUP

Notes to Combined Financial Statements

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(1)	Nature of Business and Significant Accounting Policies

(a)	Basis of Presentation

The accompanying combined financial statements of the Jay Group represent the combined accounts and results of operations of the Jay Group Ltd. and its’ three wholly-owned subsidiaries, TJG Trading Company HK, Ltd., Jay Aviation, Inc., and B. Klitzner and Son, Inc. (collectively, the Company), and TJG Disc, Ltd. (TJG Disc). The Company and TJG Disc are entities under common control. All material intercompany transactions and balances have been eliminated in the combination.

The funds available to pay TJG Disc’s dividends are dependent upon the foreign operations of the Company. During the years ended December 31, 2011 and 2010, the Company accrued a commission payable to TJG Disc and TJG Disc recorded a commission receivable from the Company, that have been eliminated in the combination. TJG Disc has no other significant assets or liabilities as of December 31, 2011 and 2010 and June 30, 2012.

(b)	Nature of Business

The Jay Group, Ltd. (the Jay Group) is engaged in the wholesale distribution of new and worn shoes primarily to developing international markets of Africa, Central America, and South America. The Jay Group provides solutions to manufacturers and retailers in the footwear industry by acquiring inventory and consolidating and repackaging that inventory prior to selling it.

(c)	Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by management in the preparation of the consolidated financial statements include the reserve for inventory valuation and the allowance for uncollectible accounts receivable. Actual results could differ from those estimates.

(d)	Revenue Recognition

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, shipment is delivered, the fee is fixed and determinable, collectability is probable, and generally a deposit is received prior to shipment.

(e)	Concentration of Credit Risk

Concentration of credit risk with respect to trade receivables is limited due to the large number of the Company’s customers’ dispersion across many different geographies. As of December 31, 2011 and 2010 and June 30, 2012 (unaudited), the largest customer balance represents 14%, 9% and 10%, respectively, of the outstanding accounts receivable. For the year ended December 31, 2011, the Company earned 86% of the Company’s revenues in regions outside of the United States including Africa (58%) and Central America (22%) and South America (6%) with the Company’s largest customer representing 15% of the Company’s revenues. For the year ended December 31, 2010, the

THE JAY GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

Company earned 91% of the Company’s revenues in regions outside of the United States including Africa (50%) and Central America (32%) and South America (9%) with the Company’s largest customer representing 12% of the Company’s revenues. For the six month period ended June 30, 2012 (unaudited), the Company earned 82% of the Company’s revenues in regions outside of the United States including Africa (45%), Central America (27%), and South America (10%) with the Company’s largest customer representing 13% of the Company’s revenues. For the six month period ended June 30, 2011 (unaudited), the Company earned 84% of the Company’s revenues in regions outside of the United States including Africa (54%), Central America (24%), and South America (6%) with the Company’s largest customer representing 15% of the Company’s revenues.

(f)	Income Taxes

The Company has elected to be taxed as an “S” corporation for federal and state income tax purposes. In lieu of corporate income taxes, earnings and losses after the date of election are included in the income tax returns of the shareholders; accordingly, the accompanying consolidated financial statements do not reflect a provision or liability for federal of state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of June 30, 2012 and December 31, 2011. Fiscal years ending on or after December 31, 2008 remain subject to examination by federal and state tax authorities.

(g)	Cash

For purposes of reporting cash flows, the Company includes all checking and money market accounts, which are not subject to withdrawal restrictions or penalties, as cash. Balances at times, may be in excess of the FDIC insurance limits.

(h)	Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under various trade terms. The Company does not charge interest on outstanding receivables. Management reviews all receivable balances and based on that assessment of current creditworthiness for collectability, writes off specific accounts receivable which may be deemed uncollectible. The Company has recorded an allowance for doubtful accounts of $335,000, $414,411 and $412,124 as of December 31, 2011 and 2010 and June 30, 2012 (unaudited), respectively.

(i)	Inventories

Inventories are stated at lower of cost or market. Cost is determined using weighted average-cost on a first–in first–out (FIFO) method for all inventories.

(j)	Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using straight line methods over their useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Maintenance and repairs are charged to expense. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be

THE JAY GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(k)	Defined Contribution Plan

The Company has a 401(k) plan covering all full time employees who have completed six months of service. Participants may make elective deferrals up to the maximum amount allowed by the Internal Revenue Code. Matching contributions are made at the rate of 100% of the first 3% and 50% of the next 2% of the employee’s compensation contributed. The Company’s matching contributions for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 (unaudited) were $87,196, $74,628 and $22,553, respectively.

(l)	Advertising

The Company charges advertising costs to expense as incurred. Advertising expense was $20,601, $5,414 and $8,051 for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 (unaudited), respectively.

(m)	Shipping Costs

The Company charges shipping costs to cost of goods sold and records recovery of shipping costs from customers in net sales.

(n)	Customer Deposits

Certain customers of the Company are required to make cash deposits in advance of the Company shipping product to these customers. The deposits are shown as a liability on the consolidated balance sheets.

(2)	Inventories

Inventory consists of the following at the dates indicated:

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Inventories at cost	$12,534,801	11,377,021	$13,044,900
Valuation allowance	(150,000)	(246,759)	(150,000)

	$12,384,801	11,130,262	$12,894,900

THE JAY GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(3)	Equipment and Leasehold Improvements

Equipment and leasehold improvements consists of the following at the dates indicated:

	Estimated useful life (years)	December 31,
		2011	2010	June 30, 2012
				(Unaudited)
Leasehold improvements	10	$762,494	496,654	$781,028
Transportation equipment	5	511,878	524,808	511,879
Machinery and equipment	3-7	781,589	534,579	835,263
Computer equipment	3-7	113,834	372,724	125,460
Furniture and fixtures	5-10	97,687	70,144	97,687

		2,267,482	1,998,909	2,351,317

Less accumulated depreciation and amortization		(901,361)	(1,130,948)	(1,099,361)

		$1,366,121	867,961	$1,251,956

Depreciation expense was $654,036, $223,904, $198,000 and $471,407 for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited), respectively.

(4)	Line of Credit

The Company has access to a line of credit through KeySource Commercial Bank with an available credit limit of $5,000,000 at June 30, 2012, however outstanding borrowings are limited to the lesser of the borrowing base or the commitment amount. The borrowing base is defined as 75% of eligible accounts receivable plus 40% of inventory, measured monthly. The line of credit bears interest, payable monthly, at the 30 day LIBOR plus 2.5% with a floor of 5.25% (5.25% at June 30, 2012 and December 31, 2011 . On March 8, 2012, KeySource Commercial Bank modified the original line of credit terms extending the initial maturity date of March 31, 2012 to December 31, 2013. The line of credit is collateralized by substantially all of the Company’s assets. The line of credit also contains a personal guarantee in the amount of $2,500,000 or 50% of outstanding borrowings by the Company’s majority stockholder and contains limitations on additional indebtedness. The outstanding borrowings on the line at December 31, 2011 and 2010 and June 30, 2012 (unaudited) are $2,569,764, $1,696,015 and $3,106,700, respectively.

The Company is required to comply with certain financial covenants, which include maintaining certain EBITDA levels, fixed charge coverage ratios and leverage ratios. At June 30, 2012 and December 31, 2011 and for the six months ended and year then ended, respectively, the Company was in compliance with the financial covenants, or had obtained the necessary waivers.

(5)	Purchase Commitments

The Company entered into a revised Footwear and Purchase Agreement with a key supplier on October 26, 2011 that expires on January 31, 2015. The agreement stipulates that the Company will purchase footwear made available by this supplier at stipulated prices; however there is no minimum purchase requirement. For the years ended December 31, 2011 and 2010, the Company purchased footwear with a total value of approximately $1,600,000, which represented approximately 7%, of the total cost of goods sold. For the six

THE JAY GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

months ended June 30, 2012 (unaudited), the Company purchased footwear with a total value of approximately $950,000, which represented approximately 6% of the total cost of goods sold. Based on the stipulated prices in the contract and the Company’s average selling price of its product, losses are not expected during the remaining term of the agreement.

The Company entered into another Purchase Agreement with a key supplier on August 11, 2011 that expires on August 11, 2012. The agreement stipulates that the Company will purchase footwear made available by this supplier at stipulated prices; however there is no minimum purchase requirement. For the year ended December 31, 2011, the Company purchased footwear with a total value of approximately $643,000, which represented approximately 3% of the total cost of goods sold. For the six months ended June 30, 2012 (unaudited), the Company purchased footwear with a total value of approximately $1,970,000, which represented approximately 13% of total cost of goods sold. Based on the stipulated prices in the contract and the Company’s average selling price of its product, losses are not expected during the remaining term of the agreement.

(6)	Related Party Transactions

TJG Disc has accrued a dividend payable to the majority and minority shareholders of $0 and $1,186,355 as of June 30, 2012 (unaudited) and December 31, 2011, respectively. The dividend is a result of a transaction between the Company an TJG Disc whereby the Company recorded commission expenses of $1,186,355 that is payable to TJG Disc in 2011. No dividends have been declared in the six months ended June 30, 2012. The commission expense and related commission income on TJG Disc have been eliminated in the consolidation.

The Company has advances from the majority stockholders of $2,686,670 and $2,269,998 at June 30, 2012 and December 31, 2011, respectively. The advances bear interest ranging from LIBOR plus 1.0% to LIBOR plus 1.5% (1.24% and 1.74% at June 30, 2012 (unaudited) and 1.28% to 1.78% at December 31, 2011) and are due on demand. The Company has an advance from the minority stockholder of $391,450 at June 30, 2012 (unaudited). The advance bears interest at LIBOR plus 1.00% (1.25% at June 30, 2012 unaudited) and is due on demand. The Company has accrued interest of $24,000 and $48,000 included in accrued expenses and other current liabilities at June 30, 2012 and December 31, 2011, respectively related to these advances.

The Company has a note from the majority stockholder of $500,000 at June 30, 2012 (unaudited) and December 31, 2011. At December 31, 2010, the note was subordinated to the Praesidian note (note 9) and the line of credit through KeySource (note 4) and bore interest at 6.00% with an original due date of August 2014. The note was amended on April 1, 2011 to no longer be subordinated, bears interest at 5.25% and is payable on demand.

In addition, the majority stockholder advanced funds to the Company during the year ended December 31, 2009 which were used for the purchase of a vehicle (note 10). The advance bears interest at 5% and requires monthly payments, including interest, of $1,500.

The Company has advances to employees of $1,603 and $4,047 and to the minority stockholder of $0 and $1,435 recorded in other receivables at June 30, 2012 and December 31, 2011, respectively. These advances do not bear interest.

The Company has amounts payable to its majority stockholder of $1,614 included in accounts payable as of June 30, 2012 (unaudited) and December 31, 2011, respectively. Additionally, the Company has $28,916

THE JAY GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

included in accounts payable related to its lease with a related party (note 7), as of June 30, 2012 (unaudited) and December 31, 2011, respectively.

The Company has related party lease commitments disclosed in note 7 and a note payable to the majority stockholder disclosed in note 10.

(7)	Lease Commitments

During 2010, the Company leased a building from a company owned by the Company’s majority stockholder under a lease that expired in December 2010. The majority stockholder purchased a new building in December 2010 and the Company entered into an operating lease agreement for the new building on December 15, 2010 for an annual amount of $347,000 payable in monthly installments, expiring on December 31, 2011. This lease contains renewal options and requires the Company to pay all property taxes, insurance, and maintenance in addition to the rent. The lease was renewed on December 29, 2011 for an annual amount of $347,000 payable in monthly installments, expiring on December 31, 2012.

The Company completed its move to the new facility in May 2011. Upon completion of its move to its new facility the Company abandoned certain leasehold improvements and other assets with an acquired value of $891,908. At December 31, 2010, the useful lives of these assets were reduced to the remaining lives resulting from the anticipated abandonment. At December 31, 2011 the abandoned assets had a net book value of zero with depreciation expense of $315,606 recorded during 2011 related to those assets.

On December 21, 2007, a subsidiary of the Company, Jay Aviation, Inc., entered into a Sale and Purchase Agreement to purchase 6.25% ownership of an aircraft for a total of $378,763. The Sale and Purchase Agreement requires the Company to maintain a Management and Cross Lease Agreement through June 28, 2012 which provides for a required annual fee of $112,800, payable in monthly installments of $9,400, covering flight costs as well as maintenance, insurance and storage costs for the aircraft.

The Company also leases warehouse space, warehouse and office equipment, and vehicles from unrelated third parties under various operating leases.

The future minimum lease payments under all lease commitments are as follows:

2012	$412,385
2013	46,545

$458,930

The total rental expense for the year ended December 31, 2011, was $458,513, including $347,000 applicable to the lease with the company owned by the majority stockholder. The total rental expense for the year ended December 31, 2010, was $214,068, including $105,775 applicable to the lease with the company owned by the majority stockholder. The total rental expense for the six months ended June 30, 2012 (unaudited), was $205,180, including $173,500 applicable to the lease with the company owned by the majority stockholder.

(8)	Job Creation Grant

During 2011, the Company received $391,759 from the City of Rocky Mount through a Loan Performance Agreement effective January 21, 2011. The agreement stated that the Company must create thirty-five

THE JAY GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

additional full time jobs within two years. The Company agreed to pay back $12,000 per job for every job not created during that period. The agreement terminates on December 15, 2012. During the quarter ended June 30, 2012, upon receiving written notification from the City of Rocky Mount that it had fulfilled the requirements of the Loan Performance Agreement, the Company reversed the liability and recorded $391,579 in the combined statements of operations as other income.

(9)	Praesidian Note

In January 25, 2008, the Company entered into a Note and Securities Purchase Agreement (Agreement) valued at $8,250,000 with Praesidian II SPV, LP (Praesidian) which provides for a Series A Promissory Note (Series A Note) in the amount of $8,107,602. In addition to issuance of the Series A Note, Praesidian received detachable and transferrable warrants from the Company valued at $142,398, the proceeds of which were recorded as additional paid-in capital. These warrants represented 4.8% ownership of the Company on January 25, 2008 and have an exercise price of $0.01. Accretion of the warrants occurs ratably over the 5 year term of the agreement. The promissory note, including accretion of the warrants, has a balance outstanding of $7,519,641, $8,191,161 and $7,083,880 at December 31, 2011 and 2010 and June 30, 2012 (unaudited), respectively. On March 15, 2012, Praesidian modified the Agreement terms extending the initial maturity date of January 23, 2013 to January 23, 2014.

The Series A Note bears interest at 12%, payable monthly, and is due on January 24, 2014 with a redemption price of 103% in year 1, 102% in year 2, 101% in year 3 and 100% thereafter. This transaction was consented to by KeySource as required by the terms of the Promissory Note referenced in note 4. The Series A Note is collateralized by all assets of the Company and is subordinated to the KeySource line of credit.

The agreement, including amendments made to the original agreement, provides for financial covenants, including a maximum leverage test, minimum interest coverage test, and minimum EBITDA levels. Additionally, there are certain limitations on additional indebtedness, asset and equity sales, acquisitions and dividend distributions. The Company was in compliance with, or had obtained the necessary waivers of, the financial and performance covenants as of December 31, 2011 and 2010.

The Company incurred certain closing and legal fees in relation to the note agreement. These fees are amortized ratably over a five year period. As of December 31, 2011 and 2010 and June 30, 2012 (unaudited), these fees have been amortized to a balance of $77,118, $148,304 and $41,525, respectively, which is included in other assets on the consolidated balance sheet.

In March 2012, the Company purchased all warrants from Praesidian for a purchase price of $362,000. The warrants were terminated as part of the purchase agreement and Praesidian surrendered all of their respective rights in the warrants to the Company.

THE JAY GROUP

Notes to Combined Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(10)	Long-Term Debt

The Company has the following long-term debt as of the date indicated:

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Praesidian note payable (note 9)	$7,519,641	8,191,161	$7,083,880
Note payable to the majority stockholder (note 6), in monthly payments of $1,500 including interest at 5%, unsecured, due December 2014	47,849	63,115	39,925

	7,567,490	8,254,276	7,123,805
Less current maturities of long-term debt	16,047	15,266	8,124

	$7,551,443	8,239,010	$7,115,681

Maturities of long-term debt, exclusive of accretion of warrants, will occur as follows:

2012	$16,047
2013	16,867
2014	7,534,576

$7,567,490

(11) Combination Agreement

The owners of the Company entered into a combination agreement dated May 15, 2012 with Taylor & Martin Group, Inc. (“TMG”) pursuant to which, effective substantially contemporaneously with, and contingent upon, the consummation of an initial public offering of shares by TMG, 100% of the capital stock of the Company will be acquired by TMG and the Company will become a wholly owned subsidiary of TMG. The combination agreement is subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

(12)	Subsequent Events

The Jay Group has evaluated subsequent events through August 24, 2012. The following subsequent events have occurred through the issuance date of the combined financial statements.

Report of Independent Registered Public Accounting Firm

The Shareholder

Image Microsystems, Inc.:

We have audited the accompanying balance sheets of Image Microsystems, Inc. as of December 31, 2011 and 2010, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Image Microsystems, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010 in conformity with U.S. generally accepted accounting principles.

Houston, Texas

May 14, 2012

IMAGE MICROSYSTEMS, INC.

Balance Sheets

December 31, 2011 and 2010 and June 30, 2012 (Unaudited)

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Assets
Current assets:
Cash	$305,027	79,522	$97,777
Accounts receivable	2,231,081	716,318	2,244,006
Prepaid expenses	120,938	15,907	21,262
Inventory	664,818	408,097	1,074,493
Loans to employees	976	—	611

Total current assets	3,322,840	1,219,844	3,438,149

Fixed assets:
Computer equipment and software	45,412	21,751	45,412
Manufacturing equipment	208,591	270,999	200,256
Furniture and fixtures	1,900	1,900	1,900
Vehicles	33,815	—	33,815
Leasehold improvements	44,862	—	44,862
Microstrate equipment and leasehold improvements	2,310,543	—	2,568,760

	2,645,123	294,650	2,895,005
Accumulated depreciation	(140,436)	(218,738)	(235,270)

Total fixed assets	2,504,687	75,912	2,659,735

Other assets:
Security deposits	47,309	47,309	47,310
Organization costs	—	140	—
Due from shareholder			546,199
Due from related company	—	19,634	100,000

Total assets	$5,874,836	1,362,839	$6,791,393

Liabilities and Shareholder Equity
Current liabilities:
Revolving promissory note	$185,000	—	$395,000
Current installment of long-term promissory note	153,000	—	230,667
Current installment of capital lease	—	—	22,637
Accounts payable	1,423,257	963,725	1,612,127
Payroll taxes payable	23,823	62,348	76,827
Other current liabilities	557	2,769	9,180
Accrued liabilities	205,611	62,207	204,885

Total current liabilities	1,991,248	1,091,049	2,551,323

Noncurrent liabilities:
Deferred rent	68,688	93,403	88,597
Long-term promissory note	1,236,760	—	1,490,417
Capital lease equipment non-current	—	—	68,008
Due to related company	16,629	—	—

Total liabilities	3,313,325	1,184,452	4,198,345

Shareholder’s equity:
Capital stock	1,000	1,000	1,000
Retained earnings	2,560,511	177,387	2,592,048

Total shareholder’s equity	2,561,511	178,387	2,593,048

Total liabilities and shareholder’s equity	$5,874,836	1,362,839	$6,791,393

See accompanying notes to financial statements.

IMAGE MICROSYSTEMS, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011

(Unaudited)

	Year ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Revenue:
Product revenue	$11,995,660	4,748,073	$5,744,222	5,532,968
Reconditioning services	7,719,667	4,983,804	3,952,007	3,359,355
Recycling	165,754	61,042	182,392	55,225
Plastics manufacturing	12,778	—	9,373	8,271

Total revenue	19,893,859	9,792,919	9,887,994	8,955,819

Operating expenses:
Cost of product sales	4,567,040	1,957,807	1,753,620	2,399,851
Cost of parts for reconditioning services	2,387,577	1,216,929	1,266,406	795,458
Recycling freight	96,883	12,000	17,270	35,226
Cost of plastics manufacturing	136,233	—	102,785	41,721
Payroll expenses	4,852,407	3,044,981	2,600,154	2,118,112
Contract labor	1,895,339	1,249,530	1,322,136	753,298
Payroll taxes and benefits	1,087,250	492,361	530,794	451,656
Occupancy expenses	1,417,758	1,031,696	949,036	669,291
Selling and administrative expenses	762,541	231,269	1,043,853	328,074
Depreciation expenses	118,647	94,905	147,100	41,406
Other	179,205	143,807	65,631	47,787

Total operating expenses	17,500,880	9,475,285	9,798,785	7,681,880

Operating income (loss)	2,392,979	317,634	89,209	1,273,939
Other expense:
Other expense	—	—	18,254	174
Interest expense	9,855	468	39,418	3,839

Net income	2,383,124	317,166	31,537	1,269,926
Retained earnings (deficit):
Beginning	177,387	(139,779)	2,560,511	177,388

Ending	$2,560,511	177,387	$2,592,048	1,447,314

See accompanying notes to financial statements.

IMAGE MICROSYSTEMS, INC.

Statements of Cash Flow

Years ended December 31, 2011 and 2010 and Six Months ended June 30, 2012 and 2011

(Unaudited)

	Years ended December 31,		Six Months ended June 30,
	2011	2010	2012	2011
			(Unaudited)
Cash flows from operating activities:
Net income	$2,383,124	317,166	$31,537	1,269,926
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,647	94,905	147,100	41,406
Changes in operating assets and liabilities:
Operating cash overdraft	—	(407,272)	—	—
Accounts receivable	(1,514,763)	551,810	(12,925)	(435,467)
Inventories	(256,721)	(94,807)	(409,675)	(282,620)
Prepaid expenses	(105,031)	(15,908)	99,676	15,907
Loans to employees	(976)	—	1,941	(4,761)
Due to/from related company	36,263	(600,234)	(116,629)	213,181
Due to shareholder	—	(370,278)	(546,200)	(314,942)
Security deposits	—	6,669	—	—
Organization costs	140	—	—	—
Accounts payable	459,532	407,636	188,870	92,584
Payroll tax liabilities	(38,525)	62,348	53,004	(25,606)
Other current liabilities	(2,212)	(20,289)	7,048	(2,243)
Accrued liabilities	143,404	62,207	(726)	448,000
Deferred rent	(24,715)	98,079	19,909	(15,054)

Net cash provided by operating activities	1,198,167	92,032	(537,070)	1,000,311

Cash flows from investing activities:
Purchases of property and equipment	(2,547,422)	(15,510)	(302,148)	(1,079,833)

Cash used in investing activities	(2,547,422)	(15,510)	(302,148)	(1,079,833)

Cash flows from financing activities:
Proceeds from revolving promissory note	185,000	—	210,000	—
Proceeds from long-term promissory note	1,389,760	—	400,000	—
Proceeds from capital lease	—	—	100,715	—
Principal payments	—	—	(78,747)	—

Net cash provided by financing activities	1,574,760	—	631,968	—

Net increase in cash	225,505	76,522	(207,250)	(79,522)
Cash and cash equivalents:
Beginning of period	79,522	3,000	305,027	79,522

End of period	$305,027	79,522	$97,777	—

Supplemental disclosures of cash flow information:
Interest paid	$9,855	468	39,183	4,182
Taxes paid	36,698	12,655	—	—

See accompanying notes to financial statements.

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(1)  Summary of Significant Accounting Policies

(a) Description of Business

Image Microsystems, Inc. (the Company) is a reverse logistics company located in Austin, Texas. The Company’s innovative technology solutions securely refurbish, reuse, and recycle electronics equipment. The Company receives electronics from various sources. The Company’s service teams disassemble the products, determine the feasibility of recovery, and then complete the process of reconditioning products for resale. If determined otherwise, the component parts are separated and sold to recycling dealers. The Company is ISO 9000 certified and has approximately 100 employees. The Company’s product offerings are “e-waste recycling,” “asset recovery,” and sign manufacturing, which is a patented process for manufacturing products from recycled materials.

(b) Basis of Presentation

The financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain information and note disclosures normally included in the Company’s financial statements have been condensed or omitted in the presentation of the Company’s accompanying quarterly financial statements. The unaudited quarterly financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s annual financial report.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and valuation of fixed assets, and the valuation of accounts receivable, inventory, and contingencies.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2011 and 2010 and June 30, 2012 (unaudited). Changes in book cash overdrafts are classified in the statement of cash flows as an operating activity.

(e) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company has not maintained an allowance for doubtful accounts for estimated losses due to past experience. The Company considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for the years ended December 31, 2011 and 2010 approximated $32,000 and $109,000, respectively, and for the six months ended June 30, 2012 and 2011 (unaudited) approximated $23,040 and $5,176, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(f) Inventories

Inventories comprise finished parts or subassemblies used in the repair or reconditioning of computers or peripheral equipment. Inventory is purchased from third-party vendors and is stated at the lower of cost or market using the first-in, first-out method (FIFO).

(g) Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of accounts receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. The Company also provides reconditioning and recycling services. The Company invoices services and recognizes revenue based on contract terms ratably over the service period or as services are provided on a volume basis. In some cases, the Company provides shipping and transportation of products to the customer through third party carriers and records the expense in Cost of Sales. In turn the Company records revenue for the freight and other charges.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of income.

(h) Fixed Assets

Fixed assets are stated at cost.

Depreciation on fixed assets is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of fixed assets range from three to five years. Total depreciation expense for the years ended December 31, 2011 and 2010 was $118,647 and $94,905, respectively, and for the six months ended June 30, 2012 and 2011 (unaudited) was $147,100 and $41,406, respectively.

(i) Maintenance Costs

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

(j) Other Current Assets

Other current assets consist of prepaid insurance.

(k) Research and Development and Advertising Costs

Research and development and advertising costs are expensed as incurred. Research and development costs in conjunction with the new sign manufacturing business amounted to $94,848 for the year ended December 31, 2011 and $46,071 and $0 for the six months ended June 30, 2012 and 2011 (unaudited), respectively. Advertising costs amounted to $117,971 and $38,624 for the years ended December 31, 2011 and 2010, respectively, and $102,684 and $53,915 for the six months ended June 30, 2012 and 2011 (unaudited), respectively.

(l) Income Taxes

The Company is an S Corporation under the provisions of the Internal Revenue Code and no income tax is recorded at the corporate level. The Company is subject to Texas Franchise Tax and the tax is recorded as an operating expense.

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(m) Long-Lived Assets

Long-lived assets, including fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment losses were recognized in the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 and 2011 (unaudited).

(n) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(o) Immaterial Correction of a Prior Period Error

The accompanying balance sheet reflects the immaterial correction of an error in property, plant and equipment and accounts payable as of December 31, 2011. The Company capitalized costs related to certain equipment purchases that were not received in 2011 and not paid for as of December 31, 2011. The correction resulted in a decrease in fixed assets and accounts payable of $717,760. The accompanying cash flow statement reflects the correction of a gross-up of cash flows provided by operating activities and cash flows used in investing activities for the year ended December 31, 2011. The correction resulted in a $717,760 reduction in cash provided by operating activities and a $717,760 reduction in cash used in investing activities, with no net impact on the net increase in cash for the year ended December 31, 2011. The correction had no impact on the statement of income and retained earnings.

(2)  Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company is in the reverse logistics industry. It receives back from various markets electronics that have failed in operation and need repair or permanent disposal. In this latter event, the Company is a preeminent recycling company of electronics. Upon receipt of electronics, the Company disassembles the product and determines if it repairable. If not, it is further disassembled into component materials, which are prepared and bundled for sale to recycling distribution channels. If repairable, the Company reconditions subassemblies and parts. These products are put in inventory and are sold to businesses that sell components. The Company has the core competencies, facilities, and working capital to process current levels of products returned by customers.

The Company has approximately 125 customers. In 2011, four customers represent approximately 70% of revenue with three of those customers representing 25%, 23%, and 14%, respectively. In 2010, five customers represent approximately 82% of revenue with four of those customers representing 32%, 21%, 11%, and 11%, respectively. For the six months ended June 30, 2012 (unaudited), two customers accounted for 11% and 32% of revenues. At June 30, 2012 (unaudited), three customers had accounts receivable representing 12%, 14%, and 38% of total accounts receivable. For the six months ended June 30, 2011 (unaudited), three customers accounted for 18%, 24%, and 37% of revenue. At June 30, 2011 (unaudited), three customers had accounts receivable of 25%, 35% and 41% of total accounts receivable. The Company has benefited from maintaining

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

relationships with customers with large consistent sales volumes. The Company is reliant on these customers for their level of activity and the loss of any of these customers may have a material impact on our results of operations.

The Company is subject to regulation regarding the operations of disassembling and working with hazardous materials in technical electronic products. In addition, the Company is also subject to environmental regulations regarding recycling of component materials. The Company must have the resources to maintain compliance with regulations.

The Company is secondarily subject to general market conditions, seasonality, market acceptance, and performance levels of products carried by customers. General economic conditions have an overall effect on the volumes of technological equipment sold. General market acceptance and performance levels of the technology products handled by the Company ultimately affect business volumes.

(3)  Related-Party Transactions

To better serve customers, from time to time, the Company sold and purchased products and parts from a related company, Image Microsystems, Inc. (California) owned by the Company’s shareholder. The transactions were evidenced by normal billing and payable accounting. The Company sold products and parts, net of purchases, to the related company during the year ended December 31, 2011 and 2010, amounting to $420,000 and $751,000, respectively, and during the six months ended June 30, 2012 and 2011 (unaudited), amounting to $357,557 and $739,074, respectively. At December 31, 2011 and 2010 and June 30, 2012 (unaudited), amounts due to (from) this related company were $16,629, ($19,634) and $77,252, respectively. Amounts due from shareholder include cash advances and prepaid expenses due from the sole shareholder. The amounts due do not have prepayment terms or bear interest. The shareholder retires the amounts due at year end.

(4)  Leases

The Company leases its administrative, operational, and warehouse facilities of 96,000 square feet under a long-term lease originating June 1, 2005. In September 2009, the Company modified this lease to extend the lease term through July 2018. The Company entered into a new lease of 100,000 square feet for the new plastics manufacturing operation, commencing October 1, 2011 for five years. The Company pays monthly rent of $68,314 plus allocation of common area maintenance, insurance, property management fee, and real estate tax of approximately $18,000 per month. The Company accounts for these leases as operating leases.

Minimum operating lease payments for the next five years as of December 31, 2011 are as follows:

2012	$800,809
2013	795,033
2014	845,252
2015	879,485
2016 and thereafter	1,780,608

In January, 2012 the Company entered into three capitalized lease agreements of forklifts. The leases are for 60 months, with interest 4.7% APR and monthly payments of $1,886.

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(5)  Debt

Long-term debt at the dates indicated consists of the following:

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Promissory note	$1,389,760	—	1,721,084
Less current installments	(153,000)	—	(230,667)

	$1,236,760	—	1,490,417

On October 6, 2011, the Company borrowed $1.390 million under a Promissory (the Note) from Compass Bank, Austin, Texas, to fund the acquisition of certain equipment for the new Microstrate plastics operations. The Note accrues interest at the lesser of the Contract Rate or Maximum Rate, but never less than 3.70%. The Contract Rate is LIBOR in effect on the first day of the Fixed Rate Term plus 3.50%. The length of each Fixed Rate Term is one month. The Maximum Rate means the greater of (1) the highest rate permitted by applicable federal law, or (2) a rate per annum equal to the indicated rate ceiling determined weekly in accordance with the computation specified in Section 303.003, Texas Finance Code. Principal and interest in arrears are payable monthly according to an amortization schedule. The Note is secured by a security interest in the personal property and is further secured individually by the shareholder. As of December 31, 2011 and June 30, 2012 (unaudited), the interest rate was 3.738% and 3.7397%, respectively.

The Note is to be paid in 84 months and the aggregate maturities of the Note for each of the five years subsequent to December 31, 2011 are as follows:

2012	$153,000
2013	175,000
2014	186,000
2015	197,000
2016 and thereafter	678,760

The Company’s Revolving Promissory Note (Revolving Note), entered into on December 6, 2011, provides for $500,000 in borrowings. Borrowings under the Revolving Note were $185,000, $0 and $395,000 as of December 31, 2011 and 2010 and June 30, 2012 (unaudited), respectively. Amounts borrowed bear interest at the Contract Rate, which is the lesser of the Prime Rate plus 1% or Maximum Rate (which is the greater of (1) the highest rate permitted by applicable federal law, or (2) a rate per annum equal to the indicated rate ceiling determined weekly in accordance with the computation specified in Section 303.003, Texas Finance Code), but never less than 4%, payable monthly and by December 6, 2012. The Revolving Note is secured individually by the shareholder. As of December 31, 2011 and June 30, 2012 (unaudited), the interest rate was 4.25%. At December 31, 2011 and June 30, 2012 (unaudited), the Company had remaining borrowing capacity of $315,000 and $605,000, respectively, under the Revolving Note.

The Note and Revolving Note includes quarterly restrictive covenant requirements beginning with quarter ending December 31, 2011 for Debt Service Coverage, Tangible Net Worth, and Debt to Tangible Net Worth. The Company was in compliance with the debt covenants for the Note and Revolving Note at June 30, 2012 (unaudited).

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

(6)  Accrued Expenses

Accrued expenses consisted of the following at the dates indicated:

	December 31,		June 30, 2012
	2011	2010
			(Unaudited)
Accrued expenses:
Payroll	$85,653	32,837	147,601
Business insurance	3,678	(1,581)	0
Lawsuit settlement	36,280	—	0
Franchise tax	80,000	30,951	57,284

	$205,611	62,207	204,885

(7)  Shareholder’s Equity

The holder of the share common stock is entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, is entitled to receive all assets available for distribution to the shareholder. There is one share issued and outstanding at December 31, 2011 and 2010 and June 30, 2012 (unaudited).

(8)  Combination Agreement

The owner of the Company (“Shareholder”) entered into a combination agreement (the “Combination Agreement”) dated February 6, 2012, as amended May 10, 2012, with Taylor & Martin Group, Inc. (“TMG”) pursuant to which, effective substantially contemporaneously with, and contingent upon, the consummation of an initial public offering (“IPO”) of shares by TMG, the Company’s asset recovery and depot repair operations (to include the Image Microsystems brand and all related intellectual property) (the Recovery Business) will be acquired by TMG in exchange for a combination of cash and TMG stock and the Recovery Business will become a wholly owned subsidiary of TMG. The combination agreement is subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements (Continued)

(information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited)

Prior to closing of the combination agreement, the Shareholder will cause the Company to be reorganized by transferring its e-waste recycling and asset recovery operations (“Recovery Business”) to a newly organized limited liability company that will be acquired by TMG pursuant to the Combination Agreement. The business and assets of the sign manufacturing operations (which began in early 2011) will be retained by the Company (“Retained Business”). The following tables represent a summary of unaudited proforma financial information of Image Microsystems, Inc. as of the dates indicated, after giving effect to the reorganization and combination with TMG:

	At and for the year ended December 31, 2011
	Historical Image Microsystems, Inc.	(Unaudited) Recovery Business	(Unaudited) Proforma Retained Business
Revenue	$19,894,000	19,881,000	13,000
Net income (loss)	2,383,000	3,239,000	(856,000)
Assets	5,875,000	3,556,000	2,319,000
Debt	(1,575,000)	(185,000)	(1,390,000)
Other liabilities	(1,738,000)	(1,664,000)	(74,000)
(Equity)	(2,562,000)	(1,707,000)	(855,000)

	At and for the six months ended June 30,
	2012
	Historical Image Microsystems, Inc.	(Unaudited) Recovery Business	(Unaudited) Proforma Retained Business
Revenue	$9,888,000	9,879,000	9,000
Net income (loss)	32,000	1,214,000	(1,182,000)
Assets	6,791,000	4,312,000	2,479,000
Debt	(2,207,000)	(395,000)	(1,812,000)
Other liabilities	(1,991,000)	(1,727,000)	(264,000)
(Equity)	(2,593,000)	(2,190,000)	(403,000)

The sale of the Recovery Business is not expected to have a significant impact on the ongoing operations of the Retained Business.

(9)  Subsequent Events

Subsequent events have been evaluated through August 24, 2012, which is the date that the unaudited financial statements were issued.

TMG Reverse Logistics

Global Network of Sellers and Buyers

Liquidation Facilities
Procurement Offices
Sales Offices
Represents countries where we sell

TMG Auction Services

Owned Auction Facilities
Leased Auction Facilities
Sales Office

TMILive
Online Auction Service

- Broad online bidder base across all 50 states and 14 countries
- 25,000 registered online bidders
- Ability to leverage internet platform to drive growth in auction participants and gross auction proceeds

19,000,000 Shares

Common Stock

PROSPECTUS

Canaccord Genuity	Oppenheimer & Co.

KeyBanc Capital Markets	Stephens Inc.

November     , 2012

Dealer Prospectus Delivery Obligation

Through and including December     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, expected to be incurred by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NYSE filing fee.

SEC registration fee	$25,292
FINRA filing fee	24,525
NYSE filing fee	125,000
Printing and engraving expenses	1,200,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,000,000
Miscellaneous	379,706

Total	$4,754,523

Item 14.  Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law of the State of Delaware (DGCL) as the same exists or may thereafter be amended. Under the current DGCL, a director cannot be exculpated from liability for (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation also contains indemnification rights for our directors and officers. Specifically, our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against or incurred by them in their capacities as officers and directors.

We expect to obtain directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

Item 15.  Recent Sales of Unregistered Securities

Organization and Reorganization

In November 2011, Taylor & Martin Group, Inc., the issuer in this offering, was organized by SABA Group, LLC, and SABA Group, LLC purchased one share of common stock of Taylor & Martin Group, Inc. for $1,000. Taylor & Martin Group, Inc. and TMG Founder Company have entered into a merger agreement pursuant to which a new wholly owned subsidiary of Taylor & Martin Group, Inc. will be merged with and into TMG Founder Company, and TMG Founder Company will become a wholly owned subsidiary of Taylor & Martin Group, Inc. In that merger, each outstanding share of TMG Founder Company will be converted into one share of common stock of Taylor & Martin Group, Inc., and SABA Group, LLC’s one share of common stock in Taylor & Martin Group, Inc. will be canceled. These transactions will be completed without registration under the Securities Act in reliance upon the exemption provided by Section 4(2) thereof, no public offering being involved.

See also “Certain Relationships and Related Party Transactions – Background” in the prospectus forming a part of this registration statement.

Combinations

Pursuant to the Combination Agreements filed as Exhibits 2.2, 2.4, 2.6, 2.7 and 2.8 and substantially concurrently with the consummation of this offering, we have agreed to issue to the stockholders of the Partner Companies shares of our common stock with an aggregate value of $69.0 million, equivalent to 7,669,910 shares of our common stock based upon the assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of the prospectus included in this registration statement) plus an additional 247,422 shares. Because most of the stock to be issued to the Partner Company stockholders in the Combinations and to our directors, officers and employees under the 2011 Omnibus Incentive Plan are being issued for a fixed dollar amount ($69.0 million of the total $71.3 million in respect of the Combinations and $26.5 million of the total $38.0 million in respect of the 2011 Omnibus Incentive Plan) rather than as a fixed number of shares, the number of shares so issuable will not be known with certainty until the price per share in this offering is determined. A $1.00 decrease in the per-share assumed initial public offering price of $9.00 (the midpoint of the price range set forth on the cover page of this prospectus) would increase the number of shares issued in the Combinations and under the 2011 Omnibus Incentive Plan by 958,739 and 367,362, respectively, and a $1.00 increase in such per-share assumed initial public offering price would decrease the number of shares issued in the Combinations and under the 2011 Omnibus Incentive Plan by 766,991 and 293,888, respectively. These transactions will be completed without registration under the Securities Act in reliance upon the exemption provided by Section 4(2) thereof, no public offering being involved.

See “Combinations and Reorganization” in the prospectus forming a part of this registration statement.

2011 Omnibus Incentive Plan

We have entered into employment agreements with certain of our executive officers and employees and consulting agreements with certain consultants that obligate us to issue restricted stock pursuant to our 2011 Omnibus Incentive Plan upon the consummation of our initial public offering in exchange for the provision of services. We expect to issue restricted shares upon consummation of our initial public offering pursuant to these agreements totaling $26.5 million in value of our common stock, equivalent to approximately 2.9 million shares of our common stock based upon the assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of the prospectus included in this registration statement) plus approximately 1.3 million shares of our common stock that will be issued without regard to our initial public offering price. The agreement to issue these restricted shares was completed without registration under the Securities Act in reliance upon the exemption provided by Rule 701 promulgated thereunder.

Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits.  The following exhibits are filed as part of this Registration Statement.

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

2.1	†*	Agreement of Merger dated February 29, 2012 by and among Taylor & Martin Group, Inc., TMG Merger Sub, Inc. and TMG Founder Company

2.2	†*	Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of Mississippi, Inc. and Donnie W. Dean

2.3	†*	Amendment No. 1 dated May 2, 2012 to the Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of Mississippi, Inc. and Donnie W. Dean

2.4	†*	Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.5	*	Amendment No. 1 dated May 10, 2012 to the Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi, and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.6	†*	Combination Agreement dated May 15, 2012 by and among Taylor & Martin Group, Inc., The Jay Group, Ltd., The Amended & Restated Revocable Trust Agreement of David B. Jay, dated November 1, 2004, The David B. Jay Qualified Subchapter S Trust for Robert Ryan Jay, dated June 9, 2008, David B. Jay, in his individual capacity, and Robert Ryan Jay, in his individual capacity

2.7	†*	Combination Agreement dated February 16, 2012 by and among Taylor & Martin Group, Inc., International Enterprises, Inc. and Michael A. Farina

2.8	†*	Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

2.9	†*	Amendment No. 1 dated May 4, 2012 to the Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

3.1	*	Amended and Restated Certificate of Incorporation of Taylor & Martin Group, Inc.

3.2	*	Amended and Restated Bylaws of Taylor & Martin Group, Inc.

Exhibit Number		Description

4.1	*	Form of Common Stock Certificate

5.1		Opinion of Bracewell & Giuliani LLP as to the legality of the securities being registered

10.1	*	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Rod K. Cutsinger

10.2	*	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Lloyd D. George, as amended May 30, 2012

10.3	*	Employment Agreement dated May 10, 2012 between TMG Auction Services, LLC and Mark E. Fort, as amended August 17, 2012

10.4	*	Amended and Restated Employment Agreement dated April 30, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Curtis Greve, as amended May 30, 2012

10.5	*	Amended and Restated Employment Agreement dated April 30, 2012, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Jerry Davis, as amended May 30, 2012 and August 17, 2012

10.6	*	Registration Rights Agreement among Taylor & Martin Group, Inc. and the equityholders of each of Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc. and Deanco Auction Company of MS, Inc.; Microsystems Operating Company, LLC; The Jay Group, Ltd.; and Taylor & Martin Enterprises, Inc. (included as part of Exhibits 2.2, 2.4, 2.6 and 2.8, respectively) and Registration Rights Agreement among Taylor & Martin Group, Inc. and former stockholders of TMG Founder Company (included as part of Exhibit 2.1)

10.7	*	Form of Taylor & Martin Group, Inc. 2011 Amended and Restated Omnibus Incentive Plan (including form of restricted stock agreement)

10.8	*	Form of Indemnification Agreement between Taylor & Martin Group, Inc. and each of the directors and the executive officers thereof

10.9	*	Credit Facility Commitment Letter dated August 16, 2012 between First National Bank of Omaha and Taylor & Martin Group, Inc., as amended September 25, 2012 and October 17, 2012

10.10		Form of Credit Agreement by and among Taylor & Martin Group, Inc., as borrower, First National Bank of Omaha, as lender, and the guarantors signatory thereto

21.1	*	List of Subsidiaries of Taylor & Martin Group, Inc.

23.1		Consent of KPMG LLP (Taylor & Martin Enterprises)

23.2		Consent of KPMG LLP (Deanco Auction)

23.3		Consent of KPMG LLP (Image Microsystems)

23.4		Consent of KPMG LLP (International Enterprises)

23.5		Consent of KPMG LLP (Jay Group)

23.6		Consent of KPMG LLP (Taylor & Martin Group, Inc.)

23.7		Consent of KPMG LLP (TMG Founder Company)

23.8		Consent of Bracewell & Giuliani LLP (included as part of Exhibit 5.1 hereto)

24.1	*	Power of Attorney. Included on the signature page of the original registration statement and incorporated herein by reference

99.1	*	(i) Agreement dated February 9, 2011 between SABA Group, LLC and Rod Cutsinger and related Promissory Notes of SABA Group, LLC in favor of Rod Cutsinger in stated principal amount of $3,150,000 dated February 9, 2011, as amended March 24, 2011 and (ii) additional agreement dated May 27, 2011 between SABA Group, LLC and Rod Custinger and related Promissory Note of SABA Group, LLC in favor of Rod Cutsinger in stated principal amount of $350,000 dated May 27, 2011

Exhibit Number		Description

99.2	*	(i) Agreement dated February 9, 2011 between PrimeValue Founder Company and SABA Group, LLC and related Promissory Notes of PrimeValue Founder Company in favor of SABA Group, LLC in stated principal amount of $3,150,000 dated February 9, 2011, as amended March 24, 2011, and (ii) additional agreement dated May 27, 2011 between PrimeValue Founder Company and SABA Group, LLC and related Promissory Note of PrimeValue Founder Company in favor of SABA Group, LLC in stated principal amount of $350,000 dated May 27, 2011

99.3	*	Non-Exclusive License Agreement dated May 27, 2011, as amended November 18, 2011, between TMG Founder Company and PrimeValue Founder Company and related License Fee Note of TMG Founder Company in favor of PrimeValue Founder Company in stated principal amount of $3,546,171.23 dated May 27, 2011, as amended November 18, 2011

99.4	*	Non-Exclusive Sublicense Agreement between Taylor & Martin Group, Inc. and TMG Founder Company dated November 18, 2011

99.5	*	Confidential Draft Registration Statement submitted May 14, 2012

*	Previously filed.

†

The schedules to this agreement have been omitted for this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request.

(b)    Financial Statement Schedules.    Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.  Undertakings

(a)(5)(ii) The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(a)(6) The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(h)(3)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 5 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 5, 2012.

TAYLOR & MARTIN GROUP, INC.

By:	/s/ Rod K. Cutsinger
Name: Rod K. Cutsinger
Title: Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 5 to the registration statement on Form S-1 has been signed by the following persons in the capacities indicated on November 5, 2012.

Signature	Title

/s/ Rod K. Cutsinger Rod K. Cutsinger	Chairman of the Board, President and Chief Executive Officer (principal executive officer)

/s/ Lloyd D. George Lloyd D. George	Vice President, Chief Financial Officer, Treasurer and Secretary (principal financial officer)

/s/ Joseph A. Caragher Joseph A. Caragher	Controller and Chief Accounting Officer (principal accounting officer)

* Frank Bango	Director

* James L. Kent	Director

* James L. Persky	Director

* Michael R. Suldo	Director

*	By Rod K. Cutsinger pursuant to the Power of Attorney executed by the directors specified above, which Power of Attorney has been previously filed with the Securities and Exchange Commission.

/s/ Rod. K. Cutsinger
Rod. K. Cutsinger Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

2.1	†*	Agreement of Merger dated February 29, 2012 by and among Taylor & Martin Group, Inc., TMG Merger Sub, Inc. and TMG Founder Company

2.2	†*	Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of Mississippi, Inc. and Donnie W. Dean

2.3	†*	Amendment No. 1 dated May 2, 2012 to the Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of Mississippi, Inc. and Donnie W. Dean

2.4	†*	Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.5	*	Amendment No. 1 dated May 10, 2012 to the Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.6	†*	Combination Agreement dated May 15, 2012 by and among Taylor & Martin Group, Inc., The Jay Group, Ltd., The Amended & Restated Revocable Trust Agreement of David B. Jay, dated November 1, 2004, The David B. Jay Qualified Subchapter S Trust for Robert Ryan Jay, dated June 9, 2008, David B. Jay, in his individual capacity, and Robert Ryan Jay, in his individual capacity

2.7	†*	Combination Agreement dated February 16, 2012 by and among Taylor & Martin Group, Inc., International Enterprises, Inc. and Michael A. Farina

2.8	†*	Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

2.9	†*	Amendment No. 1 dated May 4, 2012 to the Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

3.1	*	Amended and Restated Certificate of Incorporation of Taylor & Martin Group, Inc.

3.2	*	Amended and Restated Bylaws of Taylor & Martin Group, Inc.

4.1	*	Form of Common Stock Certificate

5.1		Opinion of Bracewell & Giuliani LLP as to the legality of the securities being registered

10.1	*	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Rod K. Cutsinger

10.2	*	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Lloyd D. George, as amended May 30, 2012

10.3	*	Employment Agreement dated May 10, 2012 between TMG Auction Services, LLC and Mark E. Fort, as amended August 17, 2012

10.4	*	Amended and Restated Employment Agreement dated April 30, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Curtis Greve, as amended May 30, 2012

Exhibit Number		Description

10.5	*	Amended and Restated Employment Agreement dated April 30, 2012, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Jerry Davis, as amended May 30, 2012 and August 17, 2012

10.6	*	Registration Rights Agreement among Taylor & Martin Group, Inc. and the equityholders of each of Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc. and Deanco Auction Company of MS, Inc.; Microsystems Operating Company, LLC; The Jay Group, Ltd.; and Taylor & Martin Enterprises, Inc. (included as part of Exhibits 2.2, 2.4, 2.6 and 2.8, respectively) and Registration Rights Agreement among Taylor & Martin Group, Inc. and former stockholders of TMG Founder Company (included as part of Exhibit 2.1)

10.7	*	Form of Taylor & Martin Group, Inc. Amended and Restated 2011 Omnibus Incentive Plan (including form of restricted stock agreement)

10.8	*	Form of Indemnification Agreement between Taylor & Martin Group, Inc. and each of the directors and executive officers thereof

10.9	*	Credit Facility Commitment Letter dated August 16, 2012 between First National Bank of Omaha and Taylor & Martin Group, Inc., as amended September 25, 2012 and October 17, 2012

10.10		Form of Credit Agreement by and among Taylor & Martin Group, Inc., as borrower, First National Bank of Omaha, as lender, and the guarantors signatory thereto

21.1	*	List of Subsidiaries of Taylor & Martin Group, Inc.

23.1		Consent of KPMG LLP (Taylor & Martin Enterprises)

23.2		Consent of KPMG LLP (Deanco Auction)

23.3		Consent of KPMG LLP (Image Microsystems)

23.4		Consent of KPMG LLP (International Enterprises)

23.5		Consent of KPMG LLP (Jay Group)

23.6		Consent of KPMG LLP (Taylor & Martin Group, Inc.)

23.7		Consent of KPMG LLP (TMG Founder Company)

23.8		Consent of Bracewell & Giuliani LLP (included as part of Exhibit 5.1 hereto)

24.1	*	Power of Attorney. Included on the signature page of the original registration statement and incorporated herein by reference

99.1	*	(i) Agreement dated February 9, 2011 between SABA Group, LLC and Rod Cutsinger and related Promissory Notes of SABA Group, LLC in favor of Rod Cutsinger in stated principal amount of $3,150,000 dated February 9, 2011, as amended March 24, 2011 and (ii) additional agreement dated May 27, 2011 between SABA Group, LLC and Rod Custinger and related Promissory Note of SABA Group, LLC in favor of Rod Cutsinger in stated principal amount of $350,000 dated May 27, 2011

99.2	*	(i) Agreement dated February 9, 2011 between PrimeValue Founder Company and SABA Group, LLC and related Promissory Notes of PrimeValue Founder Company in favor of SABA Group, LLC in stated principal amount of $3,150,000 dated February 9, 2011, as amended March 24, 2011, and (ii) additional agreement dated May 27, 2011 between PrimeValue Founder Company and SABA Group, LLC and related Promissory Note of PrimeValue Founder Company in favor of SABA Group, LLC in stated principal amount of $350,000 dated May 27, 2011

99.3	*	Non-Exclusive License Agreement dated May 27, 2011, as amended November 18, 2011, between TMG Founder Company and PrimeValue Founder Company and related License Fee Note of TMG Founder Company in favor of PrimeValue Founder Company in stated principal amount of $3,546,171.23 dated May 27, 2011, as amended November 18, 2011

Exhibit Number		Description

99.4	*	Non-Exclusive Sublicense Agreement between Taylor & Martin Group, Inc. and TMG Founder Company dated November 18, 2011

99.5	*	Confidential Draft Registration Statement submitted May 14, 2012

*	Previously filed.

†

The schedules to this agreement have been omitted for this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request.